As filed with the Securities and Exchange Commission on April 26, 2013

Registration No. 333-186684

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Goodman Networks Incorporated

(Exact name of registrant as specified in its charter)

Texas	4812	74-2949460
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6400 International Parkway, Suite 1000

Plano, Texas 75093

(972) 406-9692

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Goodman

Executive Chairman

Goodman Networks Incorporated

6400 International Parkway, Suite 1000

Plano, Texas 75093

(972) 406-9692

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

Fax: (214) 200-0577

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the registration statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2013

PRELIMINARY PROSPECTUS

Goodman Networks Incorporated

OFFER TO EXCHANGE

$225,000,000 Aggregate Principal Amount of 12.125% Senior Secured Notes due 2018

For

$225,000,000 Aggregate Principal Amount of 12.125% Senior Secured Notes due 2018

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our outstanding $225,000,000 aggregate principal amount of 12.125% Senior Secured Notes due 2018, or the outstanding notes, for an equal amount of 12.125% Senior Secured Notes due 2018 that have been registered under the Securities Act of 1933, or the exchange notes, and collectively with the outstanding notes, the notes.

The principal features of the exchange offer, the exchange notes and the resales of exchange notes are as follows:

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m. New York City time, on , 2013, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the placement of the outstanding notes.

•

The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable, except in limited circumstances described herein.

Resales of the Exchange Notes

•

The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on an exchange or national market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act of 1933, or the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

You should carefully consider the Risk Factors beginning on page 19 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2013.

BTS
MPLS/IP
MTSO
BSC
REPEATER
HLR
SS7
STP
SCP
OLT
SIAD
IP
IP ROUTER
EPC
IP ROUTER
PACKET/TDM
MPLS
DAS
BTS
BSC
PSAP
IP ROUTER
E-911 SR
OLT
ONT
MSC

GoodmanNetworks

Network Knowledge... **Delivered.**

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any other information or represent anything that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are offering to exchange the outstanding notes for the exchange notes only in jurisdictions where the exchange offer is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are not statements of historical fact and are forward-looking statements. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, revenues, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

Forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those anticipated in such statements. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to:

•	our reliance on two customers for substantially all of our revenues;

•	our ability to refinance existing indebtedness;

•	our ability to raise additional capital to fund our operations and meet our obligations;

•	our ability to translate amounts included in our estimated backlog into revenue or profits;

•	our ability to maintain our certification as a minority business enterprise;

•	our reliance on subcontractors to perform certain of our services;

•	our ability to maintain proper and effective internal controls;

•	our reliance on a limited number of key personnel who would be difficult to replace;

•	our ability to effectively integrate acquisitions;

•	potential credit risk arising from unsecured credit extended to our customers;

•	economic downturns and the cyclical nature of the telecommunications industry;

•	competition in our industry;

•	rapid regulatory and technological changes in the telecommunications industry; and

•	our substantial level of indebtedness and our ability to generate sufficient cash to service our indebtedness.

For a more detailed discussion of these and other factors that may affect our business and that could cause the actual results to differ materially from those anticipated in these forward-looking statements, see “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein. We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business. All subsequent written and oral forward-looking statements concerning our business attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this prospectus except to the extent required by applicable securities laws.

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SUMMARY

The following summary highlights selected information contained in this prospectus and may not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the information set forth under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” before making an investment decision. The terms “we,” “us” and “our” as used in this prospectus refer to Goodman Networks Incorporated and its directly and indirectly owned subsidiaries on a consolidated basis, and references to “Goodman Networks” or our “Company” refer solely to Goodman Networks Incorporated.

Overview

We are a leading national provider of end-to-end outsourced network infrastructure, engineering and technical services to the wireless industry. Our services include the design, engineering, construction, deployment, integration and maintenance of converging wireless networks. Our highly specialized and technical services are critical to the capability of our customers to deliver voice, data and video services to their end users. We believe our proven ability to offer a wide range of services quickly and effectively for the full wireless network lifecycle provides a differentiated value proposition to our customers. We operate from a broad footprint, having provided services, or being obligated to provide services, during 2012 in 47 states. As of April 15, 2013, we employed over 1,600 employees and operated 21 regional offices and warehouses. During the two years ended December 31, 2012, we completed over 70,000 projects. We have established strong, long-standing relationships with leading telecommunications companies, including AT&T Inc. and Alcatel-Lucent USA Inc., or Alcatel-Lucent. We have recently been awarded work from CenturyLink, Inc., or CenturyLink, Nokia Siemens Networks US LLC, or NSN, Sprint/United Management Company, or Sprint, United States Cellular Corporation, or U.S. Cellular, and Windstream Supply, LLC, or Windstream. We generated nearly all of our revenues over the past several years under master service agreements, or MSAs, that establish a framework, including pricing and other terms, for providing our services. We believe our long-standing relationships with our largest customers, which are governed by MSAs that historically have been renewed or extended, provide us with high visibility to our future revenue.

Several favorable trends exist in the telecommunications industry that are driving the growth of our business. The wireless industry is going through an unprecedented phase of expansion and increased complexity as the number of wireless users and their consumption of mobile data continues to grow rapidly. Users are upgrading to more advanced mobile devices, such as smartphones and tablets, and accessing more bandwidth-intensive applications. According to Cisco Visual Networking Index: Forecast and Methodology, 2011-2016, dated May 30, 2012, internet traffic from wireless devices will exceed traffic from wired devices by 2016 when Wi-Fi and mobile devices will account for 61% of internet data traffic. These developments are creating significant challenges for service providers to manage increasing network congestion and continually deliver a high quality user experience. In response, carriers, governments and enterprises are making significant investments in their wireless infrastructure, such as by upgrading networks to the Long Term Evolution, or 4G-LTE, standard, and by integrating new technology, such as small cell technologies, into wireless networks. In an effort to deploy capital more efficiently and to ensure schedule attainment, wireless carriers and original equipment manufacturers, or OEMs, have increased their dependency on an outsourcing model for these investments. We believe our leading reputation and capacity to provide services on a national scale positions us to increase our market share and capitalize on future growth opportunities in the wireless telecommunications industry.

For the year ended December 31, 2011, we generated revenues of $781.1 million and net income of $19.3 million. For the year ended December 31, 2012, we generated revenues of $650.9 million and net loss of $2.5 million. Our 18-month estimated backlog as of December 31, 2012 was $1.1 billion, approximately $700.0 million of which we expect to recognize during 2013.

The following diagram illustrates the locations that we have performed services during 2012 and cell sites that we were assigned to maintain during 2012:

Our Services

We help wireless carriers and OEMs design, engineer, construct, deploy, integrate, maintain and decommission critical elements of telecommunications network infrastructure through our two operating segments, Professional Services and Infrastructure Services. We believe our ability to provide this combination of services on a national scale is a distinct competitive advantage because it provides customers with a complete outsourced services offering, which equates to improved quality, timing and cost efficiency.

The following diagram illustrates our customers’ recurring need for the services we provide:

Professional Services

Our Professional Services segment provides customers with highly technical services primarily related to installing, testing and commissioning or decommissioning of core, or “central office,” equipment of wireless carrier networks from a variety of vendors. These services include network design, engineering, optimization and maintenance. Additionally, we offer staffing services on a temporary contract basis to OEMs and carriers for their technical operations. When a network provider integrates a new element into its live network or performs a network-wide upgrade, a team of in-house engineers from our Professional Services segment can administer the complete network design, equipment compatibility assessments and configuration guidelines, the migration onto the new or modified network and the network activation.

Infrastructure Services

Our Infrastructure Services segment provides program management services of field projects necessary for deploying, upgrading and maintaining wireless networks. We support wireless carriers in their introduction of critical new services such as 4G-LTE, the addition of new cell sites, improvement of coverage at their existing sites through technology upgrades or enhancements and the maintenance of their cell sites. When a network provider contracts for our services to build or modify a cell site, our Infrastructure Services segment handles all the required pre-construction leasing, zoning, permitting and entitlement activities for the acquisition of the site, prepares site designs, structural analysis and certified drawings after analyzing a customer’s needs and manages the construction or modification of the site including tower-top and ground equipment installation, drive-testing verification and site commissioning. These services are managed by our wireless project and construction managers and are performed by a combination of scoping engineers, real estate specialists, ground crews, line and antenna crews and equipment technicians, either employed by us or retained by us as subcontractors.

The Infrastructure Services segment also provides backhaul services to wireless carriers, commonly referred to as “Fiber to the Cell,” or “FTTC,” from existing points in their fiber networks to thousands of cell sites needing the bandwidth and Ethernet capabilities for launching 4G-LTE networks or upgrading backhaul capacity at 3G sites. This fiber work often involves the planning, route engineering, right-of-way and permitting, logistics, project management, construction inspection and optical fiber splicing and connection work necessary to extend existing optical fiber networks owned by wireline telecommunications carriers, typically between one-half mile and three miles, to those cell sites of the various wireless carriers. Our FTTC services can ensure backhaul/fiber planning aligns with the scheduled capacity needs of the wireless carrier. Similar to our service offerings directly to the wireless carrier market, our fiber backhaul solutions are bundled with services from our Professional Services segment.

Industry

We believe the following industry trends will increase the size of the outsourced wireless market and drive increased demand for our services:

Growing Wireless Market Driven by Increasing Demand for Wireless Services

We are addressing a vast and growing market opportunity resulting from an unprecedented increase in both the number of wireless devices and their consumption of mobile data services. Wireless data growth in North America is forecasted to increase at a compound annual rate of 56% from 2012 through 2017, according to Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2012-2017, dated February 6, 2013, as smartphones, tablets, laptops, 3G and 4G-LTE modems and other telecommunications devices are becoming increasingly utilized by consumers. An October 2010 study conducted by the Federal Communications Commission, or FCC, estimates that mobile data demand in the United States will exceed available wireless capacity in the near-term, growing to between 25 and 50 times 2010 levels of demand by 2014. This capacity shortfall will require service carriers to build-out new infrastructure and invest in existing infrastructure to avoid slow data connections and dropped calls that negatively impact the experience of their customers and result in costly churn to wireless service carriers.

Spending on wireless data services has grown at double digit rates since 2005 and is forecasted to increase at a compounded annual growth rate, or CAGR, of approximately 18% from $95 billion in 2012 to $184 billion in 2016. Spending on data services rose by a third in 2012, and during the next four years is expected to increase by an estimated 94 percent. By 2016, data services are projected to comprise more than 72 percent of total wireless services spending. The following chart illustrates historical and projected growth in the domestic wireless data services market:

Source: Telecommunications Industry Association, citing Consumer Electronics Association and Wilkofsky Gruen Associates, 2013.

Need for Ongoing Capacity Management and Network Modernization to Address Growing Demand and Complexities

The rapid evolution of services, technology and usage in wireless networks is driving service providers to undertake a number of initiatives to increase coverage, capacity and performance of their existing networks. Three major ways that carriers can meet traffic and data demands include: (i) improving the macro network layer by upgrading the radio access of existing sites to new technologies such as 4G-LTE, which can then be further enhanced by adding more antennas, more spectrum and advanced processing within and between nodes; (ii) increasing the density of the macro network layer by adding additional cell sites; and (iii) supplementing the macro network with small cell technology, creating a heterogeneous network. The addition of cell sites to an existing network alone is a substantial market opportunity. According to the 2013 Market Review and Forecast © 2013 by the Telecommunications Industry Association, or the TIA Report, wireless data growth will result in the addition of approximately 49,000 new cell sites, or a 16% cumulative increase, between 2013 and 2016. Based on our cost estimate of $150,000 per cell site, these new cell sites would cost carriers approximately $7.4 billion.

Given the multiple approaches that carriers are utilizing to address the growing demand placed on their networks, these networks are becoming increasingly complex and require active monitoring and management. As a result, wireless carriers will be required to perform ongoing optimization of their networks to ensure competitive service levels to their customers. This provides an opportunity for services partners of carriers to provide ongoing solutions relating to network balancing, optimization, downscaling and decommissioning and capacity alignment.

Increasing Implementation of Small Cell Site and DAS Technology

Escalating demand for wireless services has caused carriers to begin offloading mobile traffic from macro networks to preserve available spectrum through small cell and distributed antenna system, or DAS, technology. Small cells are low-powered radio access units that have an approximate range of 10 to 200 meters as compared to a typical wireless macro cell having a range of a few kilometers. Compared to the traditional macro cell, small cell technology features a higher quantity of smaller transmitters at a cell site, which boosts the coverage and capacity of wireless networks, results in fewer “dead zones” and reduces competition for cellular tower resources. DAS is a way to efficiently offload data from cell towers and distribute it to wireless connections inside sports stadiums or large buildings. DAS technology consolidates the wireless connections building occupants often need—including cellular, emergency bands and Wi-Fi—into a few centralized locations and then route the signals from those connections through a single wireless antenna infrastructure that is deployed throughout the building.

Wireless carriers are in the early stages of implementing small cell solutions, often in conjunction with DAS, to extend their service precisely and inexpensively in dense urban areas. Industry studies estimate that more than 500,000 small cells, exclusive of femtocells, will be deployed in the U.S. by the end of 2016 according to the Small Cells and Carrier Wi-Fi report published by ABI Research on June 29, 2012. Increased network complexities and capacity needs will require network providers to evolve their networks into a heterogeneous architecture involving a combination of macro cells and small cells. Deployment and optimization of these diversified architectures will require a full array of network services, which we expect will drive increasing reliance on infrastructure services providers.

Small cell network and DAS deployments will create a new and very different set of challenges for network operators and their outsourced service providers including complex logistics, differentiated site acquisition strategies, reduced revenue per service and increased device management costs. The small cell and DAS cost models, volume and unique technological challenges will drive the need for increased standardization, consistency and ultra-efficient processes. We believe the combination of higher site volume and lower services revenue per site across pre- and post-deployment small cell and DAS services, as compared to macro cell services, will drive the need for fewer, larger and more financially stable outsourced service providers that will be capable of providing a full range of services across a large geographic footprint in a cost effective manner.

Evolution to 4G-LTE Wireless Standard Driving Infrastructure Buildouts

To meet the increased demand for wireless data services, several wireless carriers, including AT&T Mobility LLC, or AT&T, have begun upgrading their wireless networks to support the 4G-LTE wireless standard. According to Gartner Market Statistics’ Forecast: Mobile Connections by Technology, Worldwide, 2009-2016, the number of 4G-LTE mobile connections in North America is expected to grow at a CAGR of 125.3% from 2010 to 2016. In addition, Apple Inc. introduced the next generation of its smartphone in September 2012, which supports 4G-LTE and will drive additional end-user demand for 4G-LTE networks. The 4G-LTE network evolution will be accomplished primarily through: (i) purchase of additional spectrum; (ii) deployment of additional and upgraded equipment at existing sites; (iii) construction of additional backhaul capacity and (iv) proliferation of small cell site and DAS across high-density urban areas. We believe the 4G-LTE network buildout of wireless networks by carriers could take at least five years and will require comprehensive service providers to assist in the implementation and ongoing maintenance of these 4G-LTE networks.

Increasing Trend for Carriers to Outsource Non-Core Services

Service providers are under mounting competitive pressure to deliver a high level of performance and additional next generation services to their customers. As a result, many service providers have outsourced many of the non-core services required to design, build and maintain their complex network offerings, which provides them better flexibility, efficiency and lower costs than self-performing these services. According to the TIA Report, services in support of wireless infrastructure in the United States has grown annually at a 7.2% rate from 2005 through 2012 and is expected to continue to grow at an 8.8% rate through 2016, becoming a $27 billion market. The Telecommunications Industry Association estimates that approximately two-thirds of this spending on services in support of wireless infrastructure is outsourced.

Growing Demand for Wireless Services in Adjacent Markets

The positive trends in the wireless telecommunications industry are also relevant to numerous other markets, including the public safety and enterprise markets. We foresee a large opportunity in the governmental telecommunications infrastructure market. In February 2012, a federal law was amended that provides for the creation of a nationwide interoperable broadband network for police, firefighters, emergency medical service professionals and other federal, state and local public safety personnel. This legislation established the First Responder Network Authority, or FirstNet, charged with the deployment and operation of this network, and allocated FirstNet $7 billion in funding towards deployment of this network, as well as $135 million for a new state and local implementation grant program.

Additionally, faced with the rapidly growing number of wireless devices and increased user demand requirements, enterprises have begun to deploy wireless infrastructures within their organizations. Historically, most enterprises had limited use of wireless networks due to reliability, security and complexity issues but are now seeking to strategically integrate wireless networks for business-critical converged voice, video and data applications. We believe that we are in the beginning of a long-term transition from wired networks to increasing usage of wireless networks within enterprises and that significant opportunity exists for wireless specialists to serve the increasingly complex requirements of those enterprises.

Our Business Strengths

We believe the following business strengths position us to capitalize on the anticipated growth in demand for our services:

End-to-end Service Offering Providing Compelling Value Proposition

As the telecommunications sector continues to evolve and become more complex due to increasing demand for wireless data, wireless carriers and OEMs will increasingly seek outsourced providers that can seamlessly service the full wireless network lifecycle. Accordingly, we believe our end-to-end service offering provides a compelling and differentiated value proposition to the marketplace. Many infrastructure services providers do not offer the professional network services of design, integration, optimization and business consulting. As a result, telecommunication companies typically need separate professional services companies to provide complementary and higher-end services, creating incremental project coordination and financial risks. Our ability to seamlessly provide both of these solutions to our customers reduces the associated risks and limits inefficiencies associated with service provider transitions, thus improving overall quality and schedule attainment and reducing costs for wireless carriers and OEMs.

Reputation for Consistent, High Quality Service and Technical Expertise

We maintain an exemplary track record with our customers and consistently outperform delivery targets on safety, quality and an on-time delivery basis. Our technical expertise is supported by a staff of 527 engineers as of April 15, 2013. In 2012, we earned quality scorecard ratings of over 90% from AT&T while also performing critical wireless Turf Market work 15% faster than the composite of all Turf Market vendors. In 2012, our safety rating (reported incidents) assigned by the Occupational Safety and Health Administration, or OSHA, was in the top half of all companies in our industry. We believe our consistent operational execution and strong technical capabilities have translated into high customer satisfaction.

We are also a leader in assisting carriers in the deployment of 4G-LTE technology, having assisted AT&T with the deployment of 4G-LTE in the first five cities in which AT&T launched 4G-LTE service. As our experience has grown, we have increased our profitability on 4G-LTE installations. Additionally, our customers further rely on us for our leading safety credentials, with a track record that outperforms the industry average pursuant to OSHA incident rates. We believe our reputation for technical expertise and high quality, reliable service provides us with an advantage when competing for new contracts and maintaining and expanding our current customer relationships.

Long-term Relationships with Key Wireless Customers

We have long-standing relationships with two of the largest telecommunication companies, AT&T Inc. and Alcatel-Lucent. We believe we serve as a strategic partner to our customers’ services organizations. Although substantially all of our revenue during the year ended December 31, 2012, was derived from work performed under multi-year MSAs with these customers, AT&T assigns work to us under our MSA on a market-by-market basis as the sole, primary or secondary vendor in 9 of AT&T’s 31 individually managed discrete geographical regions, or Turf Markets. Our reputation and experience enhance the loyalty of our customers and position us to become an increasingly important service provider in the outsourced wireless telecommunications industry, and the visibility into future revenues provided by these long-term relationships assists us in profitably managing our business.

National Footprint with Scalability of Operations

We have established significant scale and have the proven ability to increase our operations to meet the needs of our customers. We have developed a nationwide platform with 21 regional offices and warehouses in 12 states across the United States as of April 15, 2013. With over 1,600 telecommunication professionals, including over 520 engineers, as of April 15, 2013, and an extensive network of subcontractors, we have the ability to execute large and complex, multi-location projects across the United States by allocating personnel and resources quickly and efficiently. Our extensive experience provides us with a proven framework to quickly replicate the services we provide, thereby maximizing efficiency. As of April 15, 2013, through our MSA with AT&T, our largest customer, we service 5 of the 10 most populous cities in the United States. The Turf Markets that AT&T has assigned to us cover an estimated 26.7% of the total U.S. population based upon 2010 census data.

Experienced Management Team with Exceptional Track Record

Our proven and experienced management team has an exceptional track record and plays a significant role in establishing and maintaining long-term relationships with our customers, supporting the growth of our business and managing the financial aspects of our operations. Under their leadership, we have grown substantially to become one of the largest providers of wireless infrastructure services in the United States. Our management team possesses significant industry experience and has a deep understanding of our customers and their performance requirements. Since our founding in 2000 by our Executive Chairman, John Goodman, our revenue has increased to $650.9 million in 2012, with average annual revenue growth of 31% over three years ended December 31, 2012. Many of our new business relationships in the last year have been developed from long-standing relationships between management and our customers.

Our Growth Strategies

Our mission is to leverage our market leading capabilities to take advantage of a number of long-term favorable industry trends. We have developed a multi-year strategic plan to grow and improve our business, which includes the following strategies:

Capitalize on Rapid Growth in the Wireless Carrier Sector

Rapidly increasing data usage on wireless networks and expanded development and consumer usage of innovative telecommunications devices have led to a significant increase in the amount of data traffic on wireless networks. These trends are driving service providers to increase capacity and upgrade cell sites nationwide to handle current and future wireless data traffic demands and to improve wireless quality, reliability and performance. In addition, the wireless industry is in the early stages of 4G-LTE buildout, small cell site proliferation and DAS deployments. We expect to benefit from these developments in both the near- and long-term. We believe our end-to-end service capabilities, geographic reach and reputation for quality position us to capitalize on these opportunities and trends in the wireless sector and grow our business.

Continue to Increase our Operational Capabilities

We believe our comprehensive range of network services and reputation for outstanding performance differentiate us in the marketplace. We plan to continue to develop our service and technical capabilities to ensure we remain highly valued to our customers and have the capabilities needed to effectively and profitably manage our operations. As our business expands and telecommunications technology evolves, we will continue to invest in processes, programs and systems designed to enhance our operational performance, profitability and cash flow.

Selectively Pursue New Profitable Long-Term Relationships

We have developed strong relationships with our two largest customers, AT&T and Alcatel-Lucent. We intend to primarily pursue similar long-term relationships with new customers. Historically, we have often declined opportunities for short-term services projects in order to focus on long-term opportunities that generate more predictable results without sacrificing acceptable profit margins. Our ability to secure these contractual relationships is demonstrated through the recent establishment of relationships with CenturyLink, NSN, Sprint, U.S. Cellular and Windstream. We believe that there are significant opportunities to continue expanding our scope of work with our new and existing customers.

Extend Capabilities to Adjacent Wireless Markets

We plan to apply the wireless expertise we have developed serving wireless carriers and OEMs to expand into the enterprise and public safety markets. The U.S. market for services in support of enterprise networks is estimated at $415 billion for 2013 and is expected to grow to $497 billion by 2016, according to the TIA Report. The growth of the enterprise network services industry is driven by growth in cloud-based services and the continued proliferation of tablets and smartphones. As their employees increasingly use mobile devices to conduct critical business activities, enterprises are requiring enhanced speed and coverage from their wireless networks. For many enterprises, small cell and DAS are effective solutions to increase data throughput in their networks. Significant overlap exists among the services we provide to network carriers and those needed by enterprise networks. In February 2013, we acquired the Services Division, or the Custom Solutions Group, of Cellular Specialties, Inc. The acquisition significantly strengthens our position in some of the fastest growing areas of the wireless infrastructure industry: in-building distributed antenna systems (DAS), small cells and Wi-Fi offload.

We also see a considerable opportunity to address the public safety market. Our initial entry will focus on providing services to federal agencies. We believe an immediate opportunity for growth in the public safety sector is the planned $7 billion deployment of a nationwide interoperable broadband network for public safety officials over the next 10 years by FirstNet, an independent authority within the Department of Commerce’s National Telecommunications and Information Administration. Although actual physical deployment is not expected to begin until 2014, there is significant planning, design and engineering to be performed prior to physical deployment. Our Professional Services and Infrastructure Services segments offer the capabilities, scale, reputation and knowledge to provide substantial support in the design, deployment and maintenance of this network. Our leadership team, as well as our government relationships team, is focused on leveraging existing relationships to help ensure participation in this initiative. In addition to this entry strategy, we plan on targeting business opportunities with the Department of Defense in regions where we have concentrated resources.

Pursue Complementary Strategic Acquisitions

We plan to selectively pursue strategic acquisitions that will enhance our service offerings and enable expansion into new markets. We may also pursue acquisitions in complementary fields such as smart grid technology and public safety. The market for network and infrastructure service providers to the wireless telecommunications industry is highly fragmented and consists of a large number of small, local and regional providers throughout the United States. A number of high quality network providers exist that could serve as potential acquisition targets to complement our existing services and markets. Strategic acquisitions may provide us with the opportunity to build market share and geographic density in a cost-effective and efficient manner. We believe this market fragmentation creates a compelling consolidation opportunity given the limited number of large-scale national network and infrastructure service providers.

Recent Developments

On February 28, 2013, we completed the acquisition of the Custom Solutions Group of Cellular Specialties, Inc., or CSI, which provides indoor and outdoor wireless distributed antenna system and Wi-Fi solutions, services, consultations and maintenance. The purchase price consists of $18.0 million in cash, earn-out payments of up to an aggregate of $17.0 million through December 31, 2015 and the assumption of certain liabilities related to the acquired business. We believe the acquisition will help us better serve our customers’ evolving needs by addressing the increasingly used in-building distributed antenna systems (DAS), small cells and Wi-Fi offload solutions.

Company Information

We were founded in 2000 as Goodman Networks Incorporated, a Texas corporation. We maintain our principal executive offices at 6400 International Parkway, Suite 1000, Plano, Texas 75093. Our telephone number is (972) 406-9692, and our website address is www.goodmannetworks.com. The references to our website in this prospectus are inactive textual references only. The information on our website is neither incorporated by reference into this prospectus nor intended to be used in connection with this exchange offering.

THE EXCHANGE OFFER

On June 23, 2011, we completed a private offering of the outstanding notes. Concurrently with the private offering, we entered into a registration rights agreement with Jefferies & Company, Inc., as representative of the initial purchasers. Pursuant to the registration rights agreement, we agreed, among other things, to file the registration statement of which this prospectus is a part. The following is a summary of the exchange offer. For more information please see “The Exchange Offer.”

General	The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the issuance and sale of the exchange notes have been registered pursuant to a registration statement under the Securities Act; and

•

the holders of the exchange notes will not be entitled to the liquidated damages provision of the registration rights agreement, which permits an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

The Exchange Offer	We are offering to exchange $225,000,000 aggregate principal amount of 12.125% Senior Secured Notes due 2018 that have been registered under the Securities Act for all of our outstanding 12.125% Senior Secured Notes due 2018.

The exchange offer will remain in effect for a limited time. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on , 2013. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. Outstanding notes, however, may be tendered only in a denomination equal to $2,000 and integral multiples of $1,000 in excess thereof.

Resale	Based upon interpretations by the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to unrelated third-parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer that purchased the outstanding notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the exchange notes; or

•	are prohibited by law or policy of the SEC from participating in the exchange offer.

However, we have not obtained a no-action letter, and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2013.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by following the automatic tender offer program, or ATOP, procedures established by The Depository Trust Company, or DTC, for tendering notes held in book-entry form, as described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus. For more details, please read “The Exchange Offer—Procedures for Tendering,” “The Exchange Offer—Book-Entry Delivery Procedures” and “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Withdrawal Rights	You may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please read “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in the exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Dissenters’ Rights	Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the rules and regulation of the SEC.

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date on which interest has been paid on the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under the section entitled “Risk Factors” in this prospectus before deciding to invest in the exchange notes.

Certain Federal Income Tax Considerations	Neither the registration of the outstanding notes pursuant to our obligations under the registration rights agreement nor the holder’s receipt of exchange notes in exchange for outstanding notes will constitute a taxable event for U.S. federal income tax purposes. Please read “Certain Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, or the Indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making the exchange offer solely to satisfy certain of our obligations under the registration rights agreement.

Fees and Expenses	We will bear all expenses related to the exchange offer. Please read “The Exchange Offer—Fees and Expenses.”

THE EXCHANGE NOTES

The following is a brief summary of some of the principal terms of the exchange notes and is not intended to be complete. You should carefully review the “Description of the Exchange Notes” section of this prospectus, which contains a detailed description of the terms and conditions of the exchange notes.

Issuer	Goodman Networks Incorporated, a Texas corporation.

Notes Offered	$225,000,000 in aggregate principal amount of 12.125% Senior Secured Notes due 2018.

Maturity Date	July 1, 2018.

Interest	We will pay interest on the exchange notes in cash semi-annually at an annual interest rate of 12.125% on January 1 and July 1 of each year, beginning on July 1, 2013.

Security	The exchange notes will be secured by: (i) a first-priority lien on substantially all of our, and any future guarantors’, existing and future domestic plant, property, assets and equipment including tangible and intangible assets, other than the assets that secure our amended and restated senior secured revolving credit facility, or the Credit Facility, on a first-priority basis, (ii) a first-priority lien on 100% of the capital stock of all of our future material U.S. subsidiaries and non-voting stock of our future material non-U.S. subsidiaries and 66% of all voting stock of our future material non-U.S. subsidiaries, or, collectively, the Notes Collateral, and (iii) a second-priority lien on our accounts receivables, inventory, related contracts and other rights and other assets related to the foregoing and proceeds thereof that secure our Credit Facility on a first-priority basis, or the Bank Collateral, subject, in each case, to certain exceptions and permitted liens and releases under certain circumstances.

Ranking	The exchange notes:

•	will be our general senior secured obligations;

•	will be structurally subordinated to any existing and future indebtedness and other liabilities of our non-guarantor subsidiaries;

•	will be pari passu in right of payment with all of our existing and future indebtedness that is not subordinated;

•	will be senior in right of payment to any of our existing and future subordinated indebtedness; and

•	may be unconditionally guaranteed on a senior secured basis by certain future guarantors.

See “Description of the Exchange Notes—Brief Description of the Notes and any Future Note Guarantees.”

As of the date of the indenture, we only had two subsidiaries, which will not guarantee the exchange notes, and neither of which has any material assets or liabilities. The exchange notes will be guaranteed by our future material domestic subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor subsidiary, such subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us. See “Risk Factors—Risks Related to the Exchange Notes—Your right to receive payment on the exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.”

Intercreditor Agreement	The collateral trustee is party to an intercreditor agreement with us and PNC Bank, National Association, or PNC Bank, agent under our Credit Facility, that governs the relationship between the lenders under the Credit Facility and the holders of the exchange notes, with respect to the relative rights of such creditors in and to the collateral that secures both the exchange notes and our obligations under the Credit Facility. See “Description of the Exchange Notes—The Intercreditor Agreement.”

Optional Redemption	Prior to July 1, 2014, we may redeem up to 35% of the aggregate principal amount of the exchange notes at the premium set forth in this prospectus, plus accrued and unpaid interest and additional interest, if any, with the net cash proceeds of certain equity offerings.

Prior to July 1, 2015, we may redeem some or all of the exchange notes at a “make-whole” premium set forth in this prospectus, plus accrued and unpaid interest and additional interest, if any.

On or after July 1, 2015, we may redeem some or all of the exchange notes at a premium that will decrease over time as set forth in this prospectus, plus accrued and unpaid interest and additional interest, if any.

Change of Control Offer	If we undergo a change of control, we will be required to make an offer to each holder of the exchange notes to repurchase all or a portion of its exchange notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Sale Offer	If we sell certain assets or experience certain casualty events and do not use the net proceeds as required, we will be required to use such net proceeds to repurchase the exchange notes at 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. See “Description of the Exchange Notes— Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The indenture governing the exchange notes limits our ability and the ability of our restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue certain preferred equity;

•	pay dividends on, and make certain distributions in respect of, capital stock or make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	sell certain assets;

•	enter into certain transactions with affiliates;

•	agree to certain restrictions on the ability of restricted subsidiaries to make payments to us;

•	merge, consolidate, sell all or otherwise dispose of all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important exceptions and qualifications, which are described under “Description of the Exchange Notes—Certain Covenants.”

No Prior Market	The exchange notes will be a new issue of securities for which there is no established market. Accordingly, there can be no assurance that a market for the exchange notes will develop or as to the liquidity of any market that may develop. We do not intend to apply for listing of the exchange notes on any securities exchange or for the inclusion of the exchange notes in any automated quotation system.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under the section entitled “Risk Factors” in this prospectus, before deciding to exchange your outstanding notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth certain selected historical consolidated financial and operating data for our business as of and for the periods indicated. The statement of operations and balance sheet data set forth below as of and for each of the years in the three-year period ended December 31, 2012, have been derived from, and should be read together with, our audited historical consolidated financial statements and related notes included elsewhere in this prospectus.

You should read the following selected historical financial and operating data in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and other financial information included elsewhere in this prospectus. Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	Year Ended December 31,
	2010	2011		2012
	(Dollars in thousands)
Statement of Operations Data:
Revenues	$389,086	$781,091		$650,913
Cost of revenues	348,945	657,599		536,838

Gross profit	40,141	123,492		114,075
Selling, general and administrative expenses	53,656	67,450		87,216
Other operating income (expense)	749	(4,000)		—

Operating income (loss)	(12,766)	52,042		26,859
Interest expense	5,718	20,548		31,998

Income (loss) before income tax expense	(18,484)	31,494		(5,139)

Income tax expense (benefit)	(7,121)	12,176		(2,608)

Net income (loss)	$(11,363)	$19,318		$(2,531)

Other Financial Data:
EBITDA (1)	$(8,498)	$56,561		$30,480
Capital Expenditures	$4,052	$3,227		3,470
Ratio of earnings to fixed charges (2)	—	2.42	x	—
Projects completed	16,801	34,616		37,917
Adjusted EBITDA (3)	$(1,508)	$58,768		$34,914

Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$100,637		$120,991
Total assets	213,944	301,826		324,159
Long-term debt (net of current portion)	17,933	221,401		221,953
Series C Convertible Redeemable Preferred Stock	28,388	—		—
Common stock subject to put options	1,500	—		—
Total shareholders’ deficit	(37,111)	(95,241)		(92,323)

(1)	We present EBITDA because we consider it to be an important supplemental measure of our operating performance and we believe that such information will be used by securities analysts, investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA when reporting their results. We consider EBITDA to be an operating performance measure, and not a liquidity measure, that provides a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a recognized measurement under U.S. generally accepted accounting principles (“U.S. GAAP”), and, therefore, has limitations as an analytical tool. Because of these limitations, when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income, operating income or any other performance measure presented in accordance with GAAP. Similarly, investors should not use EBITDA as an alternative to cash flow from operating activities or as a measure of our liquidity.

(2)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income before income taxes plus fixed charges (excluding capitalized interest). “Fixed charges” includes interest expense (including capitalized interest), amortization of issuance expense and the portion of rent expense that management believes is representative of the interest component of rental expense, which is currently one-third. For the years ended December 31, 2010 and 2012, earnings were insufficient to cover fixed charges by $18.5 million and $5.1 million, respectively.
(3)	We present Adjusted EBITDA, which is referred to as Consolidated EBITDA in our indenture, because certain covenants in the indenture governing our Senior Notes that affect our ability to incur additional indebtedness as well as to enter into certain other transactions are calculated based on Adjusted EBITDA. The adjustments made to EBITDA to calculate Adjusted EBITDA are adjustments for items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period. Adjusted EBITDA adjusts EBITDA to eliminate the impact of certain items, including: (i) share-based compensation (non-cash portion); (ii) certain professional and consultant fees identified in the indenture; (iii) severance expense (paid to certain senior level employees) and (iv) amortization of debt issuance costs.

	Year Ended December 31,
	2010	2011	2012
	(Dollars in thousands)
Net income (loss)	$(11,363)	$19,318	$(2,531)
Income tax expense (benefit)	(7,121)	12,176	(2,608)
Interest expense	5,718	20,548	31,998
Depreciation and amortization	4,268	4,519	3,621

EBITDA	$(8,498)	$56,561	$30,480

	Year Ended December 31,
	2010	2011	2012
	(Dollars in thousands)
EBITDA	$(8,498)	$56,561	$30,480
Share-based compensation (a)	1,022	1,023	5,629
Specified professional fees (b)	5,301	651	—
Severance expense (c)	667	1,228	—
Amortization of debt issuance costs (d)	—	(695)	(1,195)

Adjusted EBITDA	$(1,508)	$58,768	$34,914

(a)	Represents non-cash expense related to equity-based compensation.
(b)	Includes: (i) third-party consultant fees for a review of various business process and cost improvement initiatives; (ii) third-party consultant fees as a result of an investment in our company by affiliates of The Stephens Group, LLC; (iii) fees paid to an executive recruiting firm and (iv) operations review expenses.
(c)	Represents severance costs paid to certain senior level employees upon termination of their employment with us.
(d)	Amortization of debt issuance costs is included in Interest expense but excluded in the calculation of Adjusted EBITDA per the indenture governing our Senior Notes.

RISK FACTORS

Investing in the exchange notes involves risks. You should carefully consider the following information about these risks before investing in the exchange notes. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the value of the exchange notes could decline, and you may lose all or part of the money you paid to buy the exchange notes.

Risks Related to the Exchange Offer

There is no active trading market for the exchange notes. As a result, the value of the exchange notes may fluctuate significantly and any market for the exchange notes may be illiquid.

The exchange notes will be a new issue of debt securities of the same class as the outstanding notes and will generally be freely transferrable. Notwithstanding the foregoing, a liquid market may not develop for the exchange notes, and you may be unable to sell your exchange notes at a particular time, as we do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. In addition, the trading prices of the exchange notes could be subject to significant fluctuations in response to government regulations, variations in quarterly operating results, general economic conditions and various other factors. The liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes may also be adversely affected by changes in the overall market for high-yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. The liquidity of any market for exchange notes will depend upon various factors, including:

•	the number of holders of the exchange notes;

•	the interest of securities dealers in making a market for the exchange notes;

•	the overall market for similar classes of securities;

•	our financial performance or prospects; and

•	the performance and prospects for companies in our industry generally.

Accordingly, we cannot assure you that a market or liquidity will develop for the exchange notes. Historically, the markets for non-investment grade indebtedness have been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market for the exchange notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes. If no active trading market develops, you may be unable to resell your exchange notes at their fair market value or at all.

If you do not exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force, and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

The tender of outstanding notes under the exchange offer will reduce the aggregate principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity. In addition, if you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to exchange your outstanding notes for exchange notes registered under the Securities Act, and you will no longer be entitled to have your outstanding notes registered for resale under the Securities Act.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the exchange notes.

We have a significant amount of indebtedness. As of December 31, 2012, we had approximately $225.9 million of indebtedness outstanding (including unamortized discount thereon).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and changes in the industries we serve and in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds for working capital, capital expenditures and other general corporate purposes; and

•	limit our ability to refinance our indebtedness, including the notes.

Despite our levels of indebtedness, we may still be able to incur a significant amount of additional debt, which could exacerbate the risks to our financial condition and prevent us from fulfilling our obligations under the notes.

We may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our Credit Facility, or the Credit Agreement, and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions. This may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness.

We may be unable to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may be unsuccessful.

Our ability to make scheduled payments on our debt obligations or to refinance them depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may also be required to obtain the consent of the lenders under our Credit Facility to refinance material portions of our indebtedness, including the notes. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may be unsuccessful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may be unable to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may be inadequate to meet any debt service obligations then due. Additionally, the Credit Agreement and the indenture governing the notes limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

If we default under our Credit Facility, we may be unable to service our debt obligations.

In the event of a default under our Credit Facility, the lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If such acceleration occurs, the amounts outstanding under the exchange notes may be accelerated, and we may be unable to repay the amounts due under our Credit Facility or the exchange notes. The events of default under our Credit Facility are customary for financings of this type (subject to customary and appropriate grace periods). An acceleration of our indebtedness under the Credit Facility and the exchange notes could have serious consequences to the holders of the exchange notes and to our financial condition and results of operations, and could cause us to become bankrupt or insolvent.

Indebtedness under our Credit Facility is effectively senior to the exchange notes with regard to the value of the collateral securing the Credit Facility.

As of December 31, 2012, we had $45.5 million of unused availability under our Credit Facility, which takes into account $4.5 million of outstanding letters of credit, subject to borrowing base determination and the maintenance of certain covenants. Obligations under our Credit Facility are secured by a first-priority lien on the Bank Collateral. The exchange notes will be secured by a second-priority lien on the Bank Collateral. Any rights to payment and claims by the holders of the exchange notes will, therefore, be effectively junior to any rights to payment or claims by our creditors under our Credit Facility with respect to distributions of the Bank Collateral. Only when the obligations under our Credit Facility are satisfied in full will the proceeds of the Bank Collateral be available, subject to other permitted liens, to satisfy obligations under the exchange notes. The exchange notes will also be effectively junior in right of payment to any other indebtedness collateralized by a higher priority lien on our assets, to the extent of the realizable value of such collateral.

The Credit Facility will mature prior to the notes, and we will have to refinance or repay any outstanding balance on the Credit Facility prior to repaying the notes.

Prior to the repayment of the notes, we will be required to repay our Credit Facility, which consists of a $50.0 million total commitment, none of which will be borrowed as of the closing of this offering but the availability under which is currently reduced by $4.5 million of outstanding letters of credit. If we borrow under the Credit Facility, we may be unable to refinance any of this indebtedness on commercially reasonable terms or at all. If we are unable to repay or refinance any of this indebtedness or obtain new financing under these circumstances, our lenders will be entitled to exercise the remedies provided in the Credit Facility and we will have to consider other options, such as:

•	sales of assets;

•	sales of equity;

•	negotiations with our lenders to restructure the applicable indebtedness; and

•	commencement of voluntary bankruptcy proceedings.

Our debt instruments may restrict, or market or business conditions may limit, our ability to use some of these options. Our failure to pay our obligations with respect to the Credit Facility would also constitute an event of default under the indenture governing the notes, which would entitle the holders of the exchange notes to accelerate our obligations with respect to the notes and exercise the remedies provided in the indenture and security documents relating to the notes.

Your right to receive payment on the exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.

None of our current subsidiaries will guarantee the exchange notes. The exchange notes will be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the exchange notes. While the indenture will limit the indebtedness and activities of these non-guarantor subsidiaries, holders of indebtedness of, and trade creditors of, non-guarantor subsidiaries, are entitled to payments of their claims from the assets of such subsidiaries before those assets are made available for distribution to us, as direct or indirect shareholder.

Accordingly, in the event that any of our non-guarantor subsidiaries becomes insolvent, liquidates or otherwise reorganizes:

•	our creditors (including the holders of the exchange notes) will have no right to proceed against such subsidiary’s assets; and

•

the creditors of the non-guarantor subsidiaries, including trade creditors, will generally be entitled to payment in full from the sale or other disposal of assets of such non-guarantor subsidiary before we, as direct or indirect shareholder, will be entitled to receive any distributions from such subsidiary.

We may not have the ability to raise the funds necessary to finance the change of control offer or the asset sale offer required by the indenture governing the exchange notes.

Upon a change of control, subject to certain conditions, we are required to offer to repurchase all outstanding exchange notes at 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. Further, upon certain asset sales subject to certain conditions and exceptions, we may be required to repurchase any outstanding exchange notes at 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any. The source of funds for the purchases of the exchange notes will be our available cash or other potential sources, including borrowings, proceeds from sales of assets or proceeds from sales of equity. Sufficient funds from such sources may be unavailable at the time of any change of control or asset sale to make required repurchases of the exchange notes tendered. Our future indebtedness agreements may limit our ability to repurchase your exchange notes and/or provide that certain change of control events or asset sales will constitute an event of default thereunder.

Holders of the exchange notes may be unable to determine when a change of control giving rise to their right to have the exchange notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the exchange notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the exchange notes to require us to repurchase its exchange notes as a result of a sale of less than all our assets to another person may be uncertain.

The intercreditor agreement in connection with the indenture governing the notes may limit the rights of the holders of the notes and their control with respect to the Notes Collateral.

The rights of the holders of the notes with respect to the Notes Collateral are substantially limited pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, if amounts or commitments remain outstanding under our Credit Facility, actions taken in respect of Notes Collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of these proceedings, will be at the sole direction of the holders of the obligations secured by the first priority liens, subject to certain limitations. As a result, the collateral trustee, on behalf of the holders of the notes, may not have the ability to control or direct these actions, even if the rights of the holders of the exchange notes are adversely affected. The intercreditor agreement also contains certain provisions that restrict the collateral trustee, on behalf of the holders of the notes, from objecting to a number of important matters involving certain of the collateral following a bankruptcy filing by us. After such a filing, the value of the collateral could materially deteriorate.

U.S. bankruptcy laws may limit your ability to realize value from the collateral.

The right of the collateral trustee to repossess and dispose of the Notes Collateral is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us. Even if the repossession and disposition has occurred, a subsequent bankruptcy proceeding could give rise to causes of action against the collateral trustee and the holders of the exchange notes. Following the commencement of a case under the United States Bankruptcy Code, as amended, or the Bankruptcy Code, a secured creditor such as the collateral trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without prior bankruptcy court approval, which may not be obtained. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments so long as the secured creditor is given “adequate protection.” A bankruptcy court may also determine that a secured creditor is not entitled to any compensation or other protection in respect of the diminution in the value of its collateral if the value of the collateral exceeds the amount of the debt it secures.

The meaning of the term “adequate protection” varies according to circumstances, and may include, among other things, cash payments or the granting of additional security, but it is intended generally to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and is granted in the bankruptcy court’s sole discretion.

Given the uncertainty as to the value of the Notes Collateral at the time any bankruptcy case may be commenced, and in view of the fact that the granting of “adequate protection” varies on a case-by-case basis and remains within the broad discretionary power of the bankruptcy court, it is impossible to predict:

•	how long payments under the exchange notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral trustee could repossess or dispose of any collateral; and

•	whether or to what extent the holders of the exchange notes would be compensated for any delay in payment or loss of value of the collateral through any grant of “adequate protection.”

It may be difficult to realize the value of the Notes Collateral.

The Notes Collateral is subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted from time to time by the collateral trustee and any other creditors that also have the benefit of first priority liens on the Notes Collateral, whether on or after the date the exchange notes are issued. The existence of any such exceptions, defects, encumbrances, liens or other imperfections could adversely affect the value of the Notes Collateral as well as the ability of the collateral trustee to realize or foreclose on such collateral.

The security interest of the collateral trustee is subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral trustee may need to obtain the consent of a third party to obtain or enforce a security interest in a contract, and the collateral trustee may be unable to obtain any such consent. The consents of any third parties may not be given if required to facilitate a foreclosure on any particular assets. Accordingly, the collateral trustee may not have the ability to foreclose upon such assets and the value of the collateral may significantly decrease.

The value of the Notes Collateral may be insufficient to satisfy our obligations under the exchange notes.

The exchange notes are secured by liens on the Notes Collateral. The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the condition of the collateral and the telecommunications industry, the ability to sell the collateral in an orderly sale, the condition of the international, national, and local economies, the availability of buyers and other similar factors. No appraisal of the fair market value of the collateral has been prepared in connection with this offering. You should not rely upon the book value of the collateral as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or have significant value.

There may be insufficient proceeds of collateral to pay off all amounts due under the exchange notes and any other debt that we may issue that would be secured on the same basis as the exchange notes. In addition, to the extent that third parties hold liens (including statutory liens), whether or not permitted by the indenture, such third parties may have rights and remedies with respect to the Notes Collateral that, if exercised, could reduce the proceeds available to satisfy the obligations under the exchange notes. Consequently, foreclosing on the Notes Collateral may not result in proceeds in an amount sufficient to pay all amounts due under the exchange notes. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes (to the extent not repaid from the proceeds of the sale of the Notes Collateral) would have only a senior unsecured claim against our remaining assets.

Additionally, applicable law requires that every aspect of any foreclosure or other disposition of collateral be “commercially reasonable.” If a court were to determine that any aspect of the collateral trustee’s exercise of remedies was not commercially reasonable, the ability of you, as holder of the exchange notes, to recover the difference between the amount realized through such exercise of remedies and the amount owed on the exchange notes may be adversely affected and, in the worst case, you could lose all claims for such deficiency amount.

The Notes Collateral is subject to casualty risks that could reduce its value.

We may insure certain collateral against loss or damage by fire or other hazards. However, we may not maintain or continue such insurance and there are some losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, the insurance proceeds may not compensate us fully for our losses. If there is a total or partial loss of any of the pledged assets, the proceeds received by us in respect thereof may be insufficient to repay the exchange notes. In the event of a total or partial loss of any of the pledged assets, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays.

Your rights in the Notes Collateral may be adversely affected by the failure to perfect security interests in certain collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions. The liens in the Notes Collateral may be unperfected with respect to the claims of the holders of the exchange notes if certain actions necessary to perfect any of these liens are not taken.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as rights in real property, can only be perfected at the time such property and rights are acquired and identified. Likewise, any rights acquired in a pending, unpublished intellectual property application may be unrecordable until after the application, or resulting registration, is published. There can be no assurance that the trustee or the collateral trustee will monitor, or that we will inform the trustee or the collateral trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral trustee for the exchange notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the exchange notes against third parties. Failure to perfect any such security interest could result in the loss of such security interest or the priority of the security interest in favor of the exchange notes against third parties.

There are circumstances other than repayment or discharge of the exchange notes under which the Notes Collateral will be released automatically, without your consent or the consent of the collateral trustee.

Under various circumstances, all or a portion of the collateral may be released, including:

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to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture or our Credit Facility, including the sale of any entity in its entirety that owns or holds such collateral; and

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with respect to any Bank Collateral, upon any release by the lenders under our Credit Facility of its first priority security interest in such Bank Collateral in connection with the exercise of remedies (other than any such release granted following the discharge of the obligations with respect to our Credit Facility).

We will in most cases have control over the Notes Collateral.

The security documents generally allow us to remain in possession of, to retain exclusive control over, to freely operate and to collect, invest and dispose of any income from, the Notes Collateral. These rights may adversely affect the value of the Notes Collateral at any time.

Ratings of the notes may cause their trading price to fall and affect the marketability of the notes.

A rating agency’s rating of the notes is not a recommendation to purchase, sell or hold any particular security, including the notes. Such ratings are limited in scope and do not comment as to material risks relating to an investment in the notes. An explanation of the significance of such ratings may be obtained from such rating agencies. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time. The rating agencies also may lower, suspend or withdraw ratings on the notes in the future. Holders of the notes will have no recourse against us or any other parties in the event of a change in, or suspension or withdrawal of, such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market prices or marketability of the notes.

If a bankruptcy petition were filed by or against us, holders of the exchange notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the exchange notes.

If a bankruptcy petition were filed by or against us under the Bankruptcy Code after the issuance of the exchange notes, the claim by any holder of the exchange notes for the principal amount of the exchange notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount, or OID, on the notes, that does not constitute “unmatured interest” for purposes of the Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest, which may not be an allowable claim in a bankruptcy proceeding involving us. Accordingly, holders of the exchange notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the exchange notes, even if sufficient funds are available.

The ability of the collateral trustee to exercise remedies against the collateral may be limited by terms of agreements to which we are a party.

We do not expect to notify third parties of the security interest of the collateral trustee or to obtain consents from such third parties to the pledge by us of their obligations under any agreements constituting collateral. However, some agreements purport to restrict us from transferring our rights thereunder without the consent of such third parties. We do not expect to seek and obtain consent of third parties. In these cases, the exchange notes will only be secured by such payment and other contractual rights to the extent that Sections 9-406 or 9-408 of the Uniform Commercial Code, or UCC, render such restrictions unenforceable or ineffective. In general, Section 9-406 of the UCC provides that, with respect to most rights to payment, provisions in agreements purporting to restrict or prohibit the right to pledge accounts receivable, chattel paper, promissory notes and payment intangibles are not enforceable.

Section 9-408 of the UCC would apply to general intangibles that are not payment intangibles but unlike Section 9-406 the override of anti-assignment clauses in Section 9-408 is quite limited and among many other restrictions would not permit the secured party to enforce the general intangible against the counterparty to the contract. However, both Section 9-406 and 9-408 are relatively new provisions with only a limited body of case law to interpret them and it is therefore uncertain the full extent to which these provisions will be available to the collateral trustee. If the collateral trustee is unable to exercise these rights under the UCC or unable to obtain consents, the value of the Notes Collateral as well as the ability of the collateral trustee to realize or foreclose on such collateral in a timely manner may be adversely affected.

The value of the Notes Collateral may be insufficient to entitle holders to payment of post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or a guarantor, holders of the exchange notes will be entitled to post-petition interest under the Bankruptcy Code only if the value of the Notes Collateral and any other indebtedness that is secured by an equal and ratable lien on the Notes Collateral, and the obligations under the Credit Facility is greater than the aggregate pre-bankruptcy claims of the secured parties under such shared collateral indebtedness plus the claims of the lenders for post-petition interest pursuant to their right to be paid first from the collateral. Holders of the exchange notes may be deemed to have an unsecured claim if our obligations in respect of the exchange notes exceed our pro rata share of the fair market value of the collateral securing the shared collateral indebtedness after satisfaction of our first priority indebtedness. Holders of the exchange notes that have a security interest in collateral with a value equal or less than the aggregate claims securing the shared collateral indebtedness will not be entitled to post-petition interest under the Bankruptcy Code. In addition, if any payments of post-petition interest were made at the time of such a finding of undercollateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to exchange notes. No appraisal of the fair market value of the Notes Collateral has been prepared and, therefore, the value of the collateral trustee’s interest in the collateral may not equal or exceed the principal amount of the exchange notes and the other shared collateral indebtedness. We cannot assure you that there will be sufficient collateral to satisfy our and the subsidiary guarantors’ obligations under the exchange notes.

Intervening creditors may have a perfected security interest in the collateral that could be senior to the rights of holders of the notes.

There is a risk that there may be an intervening creditor that has a perfected security interest in the Notes Collateral, and if there is such an intervening creditor, the lien of such creditor may be entitled to a higher priority than the liens securing the exchange notes. We conducted searches in the appropriate public filing offices to ascertain the existence of any intervening creditors, but we cannot assure you that no intervening creditors exist or that any completed lien searches will reveal any or all existing liens on the Notes Collateral. Any such existing lien, including undiscovered liens, could be significant, could be prior in ranking to the liens securing the exchange notes and could have an adverse effect on the ability of the collateral trustee to realize or foreclose upon the Notes Collateral.

Your security interests in certain items of present and future collateral may be unperfected, which means that it may not secure our obligation under the notes.

The security interests will be unperfected with respect to certain items of collateral that cannot be perfected by the filing of financing statements in each debtor’s jurisdiction of organization, the filing of mortgages, the delivery of possession of certificated securities or the filing of a notice of security interest with the U.S. Patent and Trademark Office or the U.S. Copyright Office or certain other conventional methods to perfect security interests in the United States. Security interests in collateral such as deposit accounts and securities accounts, which require additional actions to perfect liens on such accounts, may be unperfected or may not have priority with respect to the security interests of other creditors. To the extent that the security interests in any items of collateral are unperfected, the rights of the holders of the exchange notes with respect to such collateral will be equal to the rights of our general unsecured creditors in the event of any bankruptcy filed by or against us under applicable U.S. federal bankruptcy laws. Our failure to meet our obligations to inform the trustee and the collateral trustee of the future acquisition of property or rights that constitute collateral may constitute a breach under the indenture, which may result in the acceleration of our obligations under the exchange notes. However, acceleration of such obligations in such situation may not provide an adequate remedy to you if the value of the Notes Collateral is impaired by the failure to perfect the security interest in, or create a valid lien with respect to, such after-acquired collateral.

Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the related guarantees, subordinate claims in respect of the exchange notes and the related guarantees and require holders of the exchange notes to return payments received and, if that occurs, you may not receive any payments on the exchange notes.

Federal and state fraudulent transfer and conveyance laws may apply to the issuance of the exchange notes and the incurrence of any guarantees of the exchange notes, including any note guarantees that may be entered into after the date of the issuance of the exchange notes pursuant to the terms of the indenture. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, delivery of the exchange notes or the exchange notes guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any guarantor, as applicable, issued the exchange notes or incurred the exchange notes guarantees with the intent of hindering, delaying or defrauding creditors; or (2) we or any guarantor, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the exchange notes guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the exchange notes guarantees;

•	the issuance of the exchange notes or the incurrence of the exchange notes guarantees left us or any guarantor, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any guarantor intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantors’ ability to pay such debts as they mature; or

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we or any guarantor was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the exchange notes or such note guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the exchange notes or the applicable exchange notes guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the exchange notes guarantees would not be further subordinated to our or our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the exchange notes or the incurrence of the note guarantees was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or such note guarantee or further subordinate the exchange notes or such note guarantee to presently existing and future indebtedness of ours or the related guarantor, or require the holders of the exchange notes to repay any amounts received with respect to such exchange notes guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes. Further, the voidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt. Although each note guarantee will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may be ineffective to protect those guarantees from being voided under fraudulent transfer law.

Risks Related to Our Business

We derive substantially all of our revenues from AT&T and Alcatel-Lucent, and the loss of either of these customers or a reduction in their demand for our services would impair our business, financial condition or results of operations.

We derive substantially all of our revenues from subsidiaries of AT&T Inc. and Alcatel-Lucent. As a percentage of our revenues, we derived our revenue from the following sources over the past three fiscal years:

	Year Ended December 31,
	2010	2011	2012
AT&T Inc.	73.0%	89.8%	88.1%
Alcatel-Lucent	22.6%	9.3%	8.5%
All Other	4.4%	0.9%	3.4%

Because we derive substantially all of our revenues from these two customers, and certain of our services for AT&T are provided on a territory basis, with no required commitment for AT&T to spend a specified amount in such territory with us, we could experience a material adverse effect to our business, financial condition or results of operations if the amount of business we obtain from these customers is reduced. In addition, to the extent that our performance does not meet customer expectations, or our reputation or relationships with our key customers are impaired, we may lose future business with such customers, which would materially adversely affect our ability to generate revenue. Any of these factors could negatively impact our business, financial condition or results of operations.

Amounts included in our estimated backlog may not result in actual revenue or translate into profits, and our estimated backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future operating results.

As of December 31, 2012, our estimated backlog through June 30, 2014 was primarily comprised of services anticipated to be performed under master service agreements, pursuant to which our customers often have little or no obligation to undertake any work with us and that are cancellable on limited notice. These estimated backlog amounts are based on our estimates and therefore may not result in actual recognition of revenue in the originally anticipated period, or at all. In addition, certain contracts included in our estimated backlog may not be profitable. We may experience variances in the realization of our estimated backlog because of project delays or cancellations resulting from weather conditions, other project deferrals or delays, scope adjustments, external market factors and economic factors beyond our control. If our estimated backlog fails to materialize as anticipated, our business, financial condition or results of operations would be materially and adversely affected. Accordingly, our estimated backlog as of any particular date is an uncertain indicator of future revenue or earnings.

Our results of operations have been variable, which makes it difficult to evaluate our business and to forecast future results.

Our results of operations have been variable, which makes it difficult to evaluate our business and to forecast our future results based upon our historical data. For the years ended December 31, 2010, 2011 and 2012, we had net income (loss) of $(11.4) million, $19.3 million and $(2.5) million, respectively. As evidenced by these financial results, we may be unable to maintain profitability on a consistent basis. Because of the uncertainties related to our operations, we may be hindered in our ability to adapt to increases or decreases in sales, revenues or expenses. If we make poor operational decisions in implementing our business plan, we may not generate revenues or may incur losses, which may materially adversely affect our business, financial condition or results of operations.

Most of our contracts do not obligate our customers to undertake a significant amount, if any, of infrastructure projects or other work with us and may be cancelled on limited notice, so our revenue is not guaranteed.

Substantially all of our revenue is derived from multi-year master service agreements. Under our multi-year master service agreements, we contract to provide customers with individual project services through work orders within defined geographic areas or scopes of work on a fixed fee. Under these agreements, our customers often have little or no obligation to undertake any infrastructure projects or other work with us. In addition, most of our contracts are cancellable on limited notice, even if we are not in default under the contract. We may hire employees permanently to meet anticipated demand for the anticipated projects that may be delayed or cancelled. Further, the Alcatel-Lucent Contract contains a cross-default provision pursuant to which a default under one of our credit facilities would also constitute a default under the Alcatel-Lucent Contract. In addition, many of our contracts, including our service agreements, are periodically open to public bid. We may not be the successful bidder on our existing contracts that are re-bid. We could face a drop in revenues and our business, financial condition or results of operations could be materially adversely affected if:

•	we see a significant decline in the projects customers assign to us under our service agreements;

•	our customers cancel or defer a significant number of projects;

•	we fail to win our existing contracts upon re-bid; or

•	we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

If we do not obtain additional capital to fund our operations and obligations, our growth may be limited.

We may require additional capital to fund our operations and obligations. Our business is working capital intensive. As our business has grown, we have managed periods of tight liquidity by accessing capital from our shareholders and their affiliates, some of whom are no longer affiliated with us. Our capital requirements will depend on several factors, including:

•	our ability to enter into new agreements with customers or to extend the terms of our existing agreements with customers, and the terms of such agreements;

•	the success rate of our sales efforts;

•	costs of recruiting and retaining qualified personnel;

•	expenditures and investments to implement our business strategy; and

•	the identification and successful completion of acquisitions.

We may seek additional funds through equity or debt offerings and/or borrowings under lines of credit or other sources, including a possible increase in the borrowing base in the Credit Facility. If we cannot raise additional capital, we may have to implement one or more of the following remedies:

•	curtail internal growth initiatives; and

•	forgo the pursuit of acquisitions.

We do not know whether additional financing will be available on commercially acceptable terms, if at all, when needed. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial condition or results of operations.

The Credit Facility imposes significant operating and financial restrictions on us that may prevent us from engaging in transactions that might benefit us, including responding to changing business and economic conditions or securing additional financing, if needed.

The terms of the Credit Facility and the indenture contain customary events of default and covenants that prohibit us and our subsidiaries from taking certain actions without satisfying certain conditions, financial tests (including a minimum fixed charge coverage ratio) or obtaining the consent of the lenders. These restrictions, among other things, limit our ability to:

•	divest our assets;

•	incur additional indebtedness;

•	create liens against our assets;

•	enter into certain mergers, joint ventures, and consolidations or transfer all or substantially all of our assets;

•	make certain investments and acquisitions;

•	prepay indebtedness;

•	make certain payments and distributions;

•	pay dividends;

•	engage in certain transactions with affiliates; and

•	act outside the ordinary course of business.

In particular, our Credit Facility permits us to borrow up to $50.0 million, subject to borrowing base determinations and certain other restrictions. The Credit Facility contains financial covenants that require that we not permit our annual capital expenditures to exceed $20.0 million (plus any permitted carry over). We are also required to comply with additional financial covenants upon the occurrence of a Triggering Event, as defined in the Credit Facility. A Triggering Event is deemed to have occurred when our undrawn availability under the Credit Facility fails to equal at least $20 million measured as of the last day of each month for two consecutive month-ends. A Triggering Event will cease to be continuing when our undrawn availability for three consecutive months equals at least $30.0 million measured as of the last day of each such month. Upon the occurrence and during the continuance of a Triggering Event, we are required to meet the following financial covenants:

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maintain, as of the end of each fiscal quarter, for the trailing four quarters then ended, a ratio of EBITDA (as defined in the Credit Facility) less non-financed capital expenditures (but only to the extent made after the occurrence of a Triggering Event) to Fixed Charges (as defined in the Credit Facility) of at least 1.25 to 1.00; and

•	not permit our ratio of total indebtedness to trailing twelve month EBITDA to exceed 3.25 to 1.0.

Should we be unable to comply with the terms and covenants of the Credit Facility, we would be required to obtain further modifications of the Credit Facility or secure another source of financing to continue to operate our business. A default could also result in the acceleration of our obligations under the Credit Facility. If that should occur, we may be unable to repay all of our obligations under the Credit Facility, which could force us to sell significant assets or allow our assets to be foreclosed upon. In addition, these covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions or securing additional financing, if needed. Our business is capital intensive and, to the extent we need additional financing, we may not be able to obtain such financing at all or on favorable terms, which may adversely affect our business, financial condition or results of operations. Had we been required to meet these ratio tests as of December 31, 2012, we would have met the Fixed Charge Coverage Ratio and would not have met the Leverage Ratio. We anticipate that we will not meet the Leverage Ratio during the remainder of 2013 unless we increase EBITDA or decrease the amount of total indebtedness outstanding. As a result, unless expressly consented to by lenders under the Credit Facility, we would need to limit our borrowings under the Credit Facility to an amount that would not cause a Triggering Event.

Further, the terms of the indenture governing the notes require us to meet certain ratio tests, on a pro forma basis giving effect to such transactions, before engaging in certain transactions, including incurring additional debt outside of the Credit Facility and making restricted payments. We must meet a Fixed Charge Coverage Ratio of at least 2.50 to 1.00 in order to make restricted payments or incur additional debt, and we must meet a Leverage Ratio test of not greater than 2.50 to 1.00 in order to secure any additional debt (each defined in the indenture). We have not entered into any transaction that requires us to meet these tests as of December 31, 2012. Had we been required to meet these ratio tests as of December 31, 2012, we would not have met either the Fixed Charge Coverage Ratio or the Leverage Ratio. Further, we do not anticipate that we will meet the Fixed Charge Coverage Ratio for any quarter in 2013 unless our EBITDA is increased or our fixed charges are reduced. We also do not anticipate that we will meet the Leverage Ratio in 2013 unless our EBITDA is increased or our total indebtedness is reduced. As a result, we would not be able to make certain restricted payments or incur indebtedness unless (i) we obtain an amendment or waiver to the indenture and related documents or (ii) such additional indebtedness or restricted payment were specifically permitted by the indenture, such as borrowings under the Credit Facility.

As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to obtain or maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lender and/or amend these covenants.

Failure to manage our planned growth could place a significant strain on our resources and make it difficult for us to satisfy our obligations under the exchange notes.

Our ability to successfully implement our business plan requires an effective plan for managing our future growth. We plan to increase the scope of our operations. Current and future expansion efforts will be expensive and may significantly strain our managerial and other resources and ability to manage working capital. We cannot be certain that our infrastructure will be adequate to support our operations as they expand. To manage future growth effectively, we must manage expanded operations, integrate new personnel and maintain and enhance our financial and accounting systems and controls. If we do not manage growth properly, it could harm our business, financial condition or results of operations and make it difficult for us to satisfy our obligations under the notes.

We may be unsuccessful in achieving our organic growth strategies, which could limit our revenue growth.

Our ability to generate organic growth will be affected by, among other factors, our ability to:

•	expand the range of services we offer to customers to address their evolving network needs;

•	attract new customers;

•	increase the number of projects performed for existing customers;

•	achieve the estimated revenue we announced from new customer contracts;

•	hire and retain qualified employees;

•	expand geographically, including internationally; and

•	address the challenges presented by difficult economic or market conditions that may affect us or our customers.

Many of the factors affecting our ability to generate organic growth may be beyond our control, and we cannot be certain that our strategies for achieving internal growth will occur or be successful.

Our business strategy includes the entrance into several markets in which we have little or no experience, which may not be successful and could be costly.

As part of our growth strategy, we plan to enter eventually into other markets, including the enterprise and governmental telecommunications infrastructure markets. We have little or no experience in these markets. As we enter new markets, we will face new technological and operational risks and challenges with which we are unfamiliar and may incur significant costs. Entering new markets requires substantial management efforts and skills to mitigate these risks and challenges. Our lack of experience with certain of these new markets may result in unsuccessful new market entries. If we do not manage our entry into new markets properly, these costs and risks could harm our business, financial condition or results of operations.

If we are unable to integrate CSI, or any future acquisitions successfully, our operating results and prospects could be harmed.

We may not be able to successfully integrate the Customs Solutions Group of CSI, or the operations of companies we acquire in the future, with our other operations without substantial costs, delays or other operational or financial problems. Integrating acquired companies involves a number of special risks that could materially and adversely affect our business, financial condition, results of operations and prospects, including:

•	failure of acquired companies to achieve the results we expect;

•	diversion of management’s attention from operational matters;

•	difficulties integrating the operations and personnel of acquired companies;

•	uncertainty of entry into markets in which we have limited or no experience and in which competitors have stronger market positions;

•	inability to retain key personnel of acquired companies;

•	risks associated with unanticipated events or liabilities;

•	the potential disruption of our business; and

•	the difficulty of maintaining uniform standards, controls, procedures and policies, including an effective system of internal control over financial reporting.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of that or our entire company could be materially and adversely affected. In addition, future acquisitions could result in issuances of equity securities that would reduce the ownership interest of our shareholders, the incurrence of debt, contingent liabilities, deferred stock-based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

Our failure to continue to be certified as a minority business enterprise could reduce some of the opportunities available to us, which could reduce our revenue growth.

We are currently certified as a minority business enterprise by the National Minority Supplier Development Council. A substantial majority of our common stock is beneficially owned and controlled by persons deemed to be minorities. Certain of our current and potential customers consider the percentage of minority ownership and control of a company when awarding new business. If for any reason we cease to be certified as a minority business enterprise by the National Minority Supplier Development Council or similar organization, then we may lose an advantage and not be selected for future business from current or potential customers who may benefit from purchasing our services as a result of our status as a certified minority business enterprise. The failure to obtain a potential project or customer as a result of our not being a minority business enterprise in the future may have a material adverse effect on our business, financial condition or results of operations.

Our business is seasonal and is affected by the capital planning and spending patterns of our customers, and we have adopted the completed contract method of accounting for construction and installation contracts, all of which expose us to variable quarterly results.

Our results of operations experience significant fluctuations because we have adopted the completed contract method of accounting for revenues and expenses from our construction and installation contracts. Substantially all of our revenues are generated from construction and installation contracts. Because of the nature of our business, the vast majority of contracts are completed during the fourth quarter of each year. Under the completed contract method, we do not recognize revenue or expenses on contracts until we have substantially completed the contract. Accordingly, the vast majority of our revenues and costs are recognized during the fourth quarter of each year. Our fourth quarter revenues represented 49.5% and 42.1% of the total revenues for the years ended December 31, 2011 and 2012, respectively. The recognition of revenue and expenses on contracts that span quarters may also cause our reported results of operations to experience significant fluctuations.

Additionally, we have historically experienced seasonal variations in our business, primarily due to the capital planning cycles of certain of our customers. Generally, AT&T’s annual capital plans are not finalized to the project level until sometime during the first three months of the year, resulting in reduced capital spending in the first quarter relative to the rest of the year. As a result, we have historically experienced, and may continue to experience, significant differences in operations results from quarter to quarter.

As a result of these seasonal variations and our methodology for the recognition of revenue and expenses on projects, comparisons of operating measures between quarters may not be as meaningful as comparisons between longer reporting periods.

We may not accurately estimate the costs associated with our services provided under fixed price contracts, which could impair our business, financial condition or results of operations.

Substantially all of our revenues are derived from master service agreements that are fixed price contracts. Under these contracts, we set the price of our services on a per unit or aggregate basis and assume the risk that the costs associated with our performance may be greater than we anticipated. In addition to master service agreements, we enter into contracts that require installation or construction of specified units within an infrastructure system. Under those agreements, we have also contractually agreed to a price per unit. If the actual costs to complete each unit exceed original estimates, our profitability will be adversely affected. These contracts also contain “most favored nation” clauses, which provide that if we perform services similar to those performed under these contracts to another customer on more favorable terms, then we must offer those same terms to our current customers and we might be required to reimburse our customers for amounts they have paid in the past. Future contracts might also contain similar “most favored nation” clauses. We are also required to immediately recognize the full amount of any expected losses on these projects if estimated costs to complete the remaining units for the projects exceed the revenue to be earned on such units. Our profitability is therefore dependent upon our ability to accurately estimate the costs associated with our services. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at the work sites differing materially from what was anticipated at the time we bid on the contract and higher costs of materials and labor resulting from inflation and other factors. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenues and gross profits for a project to differ from those originally estimated, and as a result, certain agreements or projects could have lower margins than anticipated, or losses if actual costs for our contracts exceed our estimates, which could materially adversely affect our business, financial condition or results of operations.

Project performance issues, including those caused by third parties, or certain contractual obligations may result in additional costs to us, reductions in revenues or the payment of liquidated damages.

Many projects involve challenging engineering, procurement and construction phases that may occur over extended time periods, sometimes over several years. We may encounter difficulties as a result of delays in designs, engineering information or materials provided by the customer or a third party, delays or difficulties in equipment and material delivery, schedule changes, delays from our customer’s failure to timely obtain permits or rights-of-way or meet other regulatory requirements, weather-related delays and other factors, some of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. In addition, we contract with third-party subcontractors to assist us with the completion of contracts. Any delay or failure by suppliers or by subcontractors in the completion of their portion of the project may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. Delays and additional costs may be substantial and, in some cases, we may be required to compensate the customer for such delays. Delays may also disrupt the final completion of our contracts as well as the corresponding recognition of revenues and expenses therefrom. In certain circumstances, we guarantee project completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any of our schedules or performance requirements could also result in additional costs or penalties, including liquidated damages, and such amounts could exceed expected project profit. In extreme cases, the above-mentioned factors could cause project cancellations, and we may be unable to replace such projects with similar projects or at all. Such delays or cancellations may impact our reputation or relationships with customers, adversely affecting our ability to secure new contracts.

Our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition and results of operations.

We depend on subcontractors to complete work on certain of our projects. There is a risk that we may have disputes with subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor or our failure to extend existing task orders or issue new task orders under a subcontract. In addition, if any of our subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, then our ability to fulfill our obligations as a prime contractor may be jeopardized. In addition, the absence of qualified subcontractors with whom we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts. Any of these factors may have a material adverse effect on our business, financial condition or results of operations.

Material delays or defaults in customer payments could leave us unable to cover expenditures related to such customer’s projects, including the payment of our subcontractors.

Because of the nature of most of our contracts, we commit resources to projects prior to receiving payments from our customers in amounts sufficient to cover expenditures as they are incurred. In certain cases, these expenditures include paying our subcontractors who perform significant portions of our services. Delays in customer payments may require us to make a working capital investment or obtain advances from our Credit Facility. If a customer defaults in making its payments on a project or projects to which we have devoted significant resources, it could have a material adverse effect on our business, financial condition or results of operations and negatively impact the financial covenants with our lenders.

Certain of our employees and subcontractors work on projects that are inherently dangerous, and a failure to maintain a safe worksite could result in significant losses.

Certain of our project sites can place our employees and others in difficult or dangerous environments, including difficult and hard to reach terrain or locations high above the ground or near large or complex equipment, moving vehicles, high voltage or dangerous processes. Safety is a primary focus of our business and is critical to our reputation. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts. We maintain programs with the primary purpose of implementing effective health, safety and environmental procedures throughout our company. If we fail to implement appropriate safety procedures or if our procedures fail, our employees, subcontractors and others may suffer injuries. The failure to comply with such procedures, client contracts or applicable regulations could subject to losses and liability and adversely impact our ability to obtain projects in the future.

Our failure to comply with the regulations of OSHA and other state and local agencies that oversee transportation and safety compliance could materially adversely affect our business, financial condition or results of operations.

OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including in extreme cases, criminal sanctions.

While we have invested, and will continue to invest, substantial resources in occupational health and safety programs, our industry involves a high degree of operational risk and is subject to significant liability exposure. We have suffered employee injuries in the past and may suffer additional injuries in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our business, financial condition or results of operations. In addition, if our safety record were to substantially deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our business, financial condition or results of operations.

Warranty claims resulting from our services could have a material adverse effect on our business, financial condition or results of operations.

We generally warrant the work we perform for one- to two-year periods following substantial completion of a project, subject to further extensions of the warranty period following repairs or replacements. While costs that we have incurred historically under our warranty obligations have not been material, the costs associated with such warranties, including any warranty related legal proceedings, could have a material adverse effect on our business, financial condition or results of operations.

Our operations may impact the environment or cause exposure to hazardous substances, our properties may have environmental contamination, and our failure to comply with environmental laws, each of which could result in material liabilities.

Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products. Certain of our current and historical construction operations have used hazardous materials and, to the extent that such materials are not properly stored, contained or recycled, they could become hazardous waste. A portion of the work we perform is also in underground environments. If the field location maps supplied to us are not accurate, or if objects are present in the soil that are not indicated on the field location maps, our underground work could strike objects in the soil containing pollutants and result in a rupture and discharge of pollutants and other damages. In such cases, we could be liable for fines or damages. Additionally, some of our contracts require that we assume the environmental risk of site conditions and require that we indemnify our customers for any damages, including environmental damages incurred in connection with our projects.

We may also be subject to claims under various environmental laws and regulations, federal and state statutes and/or common law doctrines for toxic torts and other damage caused by us, as well as for natural resource damages and the investigation and clean up of soil, surface water, groundwater and other media under laws such as the Comprehensive Environmental Response, Compensation, and Liability Act. Such claims may arise, for example, out of current or former conditions at project sites, current or former properties owned or leased by us, and contaminated sites that have always been owned or operated by third parties. Liability may be imposed without regard to fault and may be strict, joint and several, such that we may be held responsible for more than our share of any contamination or other damages, or even for the entire share, and may be unable to obtain reimbursement from the parties causing the contamination.

New environmental laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could also require us to incur significant costs or become the basis for new or increased liabilities that could have a material negative impact on our business, financial condition or results of operations.

Increases in the costs of fuel could reduce our operating margins.

The price of fuel needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our contracts do not allow us to adjust our pricing. Accordingly, any increase in fuel costs could materially adversely affect our business, financial condition or results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations. These laws require, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Although we have been subject to certain reporting requirements under the indenture since June 2011 and incurred costs related thereto, compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our business and growth strategies, which could prevent us from improving our business, results of operations and financial condition. Based on management’s estimates, we anticipate that we will incur approximately $2.0 million per year of cost as a result of being a debt-only issuer public reporting company, including legal, audit, printing and other costs, although unforeseen circumstances could increase actual costs. These costs are not fully reflected in our audited financial statements.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports. We could be an emerging growth company up until the December 31st following the fifth anniversary after our first equity offering, although circumstances could cause us to lose that status earlier if our annual revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in any three-year period or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30th, in which case we would no longer be an emerging growth company as of the following December 31st. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

After completion of this offering, we will not be subject to a number of the corporate governance requirements of the SEC or of any national securities exchange or inter-dealer quotation system.

Because the registration statement of which this prospectus forms a part registers only debt securities and because we do not have any securities listed, and do not intend to list the notes, on a national securities exchange or an inter-dealer quotation system, we are not subject to a number of the corporate governance requirements of the SEC or of any national securities exchange or inter-dealer quotation system. For example, upon completion of this offering, we will not be required to have:

•	a board of directors comprised of a majority of independent directors;

•	an audit committee comprised entirely of independent directors and meeting the requirements of Rule 10A-3 under the Exchange Act; or

•	a nominating/corporate governance committee or compensation committee.

Accordingly, you will not have the same protections afforded to security holders of companies that are subject to the corporate governance requirements of a national securities exchange or an inter-dealer quotation system or all of the corporate governance requirements of the SEC.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our business, financial condition or results of operations.

Although we are not subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 with respect to the maintenance and assessment of internal control over financial reporting, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our business, financial condition or results of operations. In addition, failure to maintain adequate financial and management processes and controls could lead to fraud or errors in our financial reporting and could harm our ability to manage our expenses or collect on our service agreements.

We evaluated deficiencies identified in connection with the preparation and audit of our consolidated financial statements for the fiscal year ended December 31, 2012 in accordance with the framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. The following control deficiency represents a material weakness in our internal control over financial reporting as of December 31, 2012:

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Purchasing and Inventory Management: We did not maintain sufficient controls over our purchasing and inventory management process. Specifically (a) the controls surrounding the tracking of inventory movements between warehouses and job sites was not sufficient to ensure that inventory was appropriately recorded and that inventory not used at job sites was returned to warehouses on a timely basis; and (b) controls and processes to properly match returned inventory to the appropriate project to ensure accurate project costs and profitability either were not present or did not operate effectively.

Our actions to improve internal financial accounting controls may not be sufficient to mitigate this material weakness. There may be additional material weaknesses in our control environment now or in the future, requiring corrective action to improve our financial and accounting controls. In addition, implementing any appropriate changes to our internal controls may entail substantial costs in order to modify our existing accounting and information technology systems, may take a significant period of time to complete and may distract our officers, directors and employees from the operation of our business. Any failure to maintain adequate internal control over financial reporting, or consequent inability to produce accurate financial statements, could increase our operating costs and could materially impair our ability to operate our business.

We depend on a limited number of key personnel who would be difficult to replace.

We depend, in part, on the performance of John Goodman, our Executive Chairman, Ron Hill, our Chief Executive Officer and President, Randal Dumas, our Chief Financial Officer, Cari Shyiak, our Chief Operating Officer and President of Professional Services and Scott Pickett, our Chief Marketing Officer and Executive Vice President of Strategic Planning and Mergers and Acquisitions, to operate and grow our business. The loss of any of Messrs. Goodman, Hill, Dumas, Shyiak or Pickett could negatively impact our ability to execute our business strategies. Although we have entered into employment agreements with Messrs. Goodman, Hill, Dumas, Shyiak and Pickett, we may be unable to retain them or replace any of them if we lose their services for any reason.

If we are unable to attract and retain qualified and skilled employees, we may suffer a reduction in the amount of work we are able to accept from Alcatel-Lucent and will be unable to operate efficiently, which could materially adversely affect our business, financial condition or results of operations.

Our business is labor intensive, and some of our operations experience a high rate of employee turnover. To the extent we experience attrition with respect to certain former Alcatel-Lucent employees, the committed minimum amount of services we perform for Alcatel-Lucent will be proportionately reduced. In addition, given the nature of the highly specialized work we perform, many of our employees are trained in and possess specialized technical skills. At times of low unemployment rates of skilled laborers in the areas we serve, it can be difficult for us to find qualified and affordable personnel. We may be unable to hire and retain a sufficient skilled labor force necessary to support our operating requirements and growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. We may also be forced to incur significant training expenses if we are unable to hire employees with the requisite skills. Labor shortages or increased labor or training costs could materially adversely affect our business, financial condition or results of operations.

In the ordinary course of business, we extend unsecured credit to our customers for purchases of our services or may provide other financing or investment arrangements, which subjects us to potential credit or investment risk that could, if realized, adversely affect our business, financial condition or results of operations.

In the ordinary course of business, we extend unsecured credit to our customers. As of December 31, 2012, this credit amounted to $71.0 million. We may also agree to allow our customers to defer payment on projects until certain milestones have been met or until the projects are substantially completed, and customers typically withhold some portion of amounts due to us as retainage. In addition, we may provide other forms of financing in the future to our customers or make investments in our customers’ projects, typically in situations where we also provide services in connection with the projects. Our payment arrangements with our customers subject us to potential credit risk related to changes in business and economic factors affecting our customers, including material changes in our customers’ revenues or cash flows. These changes may also reduce the value of any financing or equity investment arrangements we have with our customers. If we are unable to collect amounts owed to us, our cash flows would be reduced and we could experience losses if the uncollectible amounts exceeded current allowances. We would also recognize losses with respect to any investments that are impaired as a result of our customers’ financial difficulties. Losses experienced could materially and adversely affect our business, financial condition or results of operations. The risks of collectability and impairment losses may increase for projects where we provide services as well as make a financing or equity investment.

We may be unable to obtain sufficient bonding capacity to support certain service offerings, and the need for performance and surety bonds may reduce our availability under the Credit Facility.

Certain of our contracts require performance and payment bonds. If our business continues to grow, our bonding requirements may increase under these and other contracts we obtain. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain contracts or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with the bonds, which would reduce availability under the Credit Facility.

Claims, lawsuits and proceedings and contract disputes, including those related to our construction business, could materially adversely affect our business, financial condition or results of operations.

We are subject to various claims, lawsuits and proceedings and contract disputes that arise in the ordinary course of business. In particular, our construction activities expose us to increased risk because design, construction or systems failures can result in substantial bodily injury or damage to third parties. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, consequential damages, or injunctive or declaratory relief. In addition, pursuant to our service agreements, we generally indemnify our customers for claims related to the services we provide. Claimants may seek large damage awards and defending claims can involve significant costs. When appropriate, we establish reserves against these items that we believe to be adequate in light of current information, legal advice and professional indemnity insurance coverage, and we adjust such reserves from time to time according to case developments. If our reserves are inadequate, or if in the future our insurance coverage proves to be inadequate or unavailable, or if there is an increase in liabilities for which we self-insure, we could experience a reduction in our profitability and liquidity. Furthermore, if there is a customer dispute regarding performance of project services, the customer may decide to delay or withhold payment to us. An adverse determination on any such liability claim, lawsuit or proceeding, or delayed or withheld payments from customers in contract disputes, could have a material adverse effect on our business, financial condition or results of operations. In addition, liability claims, lawsuits and proceedings or contract disputes may harm our reputation or divert management resources away from operating our business.

Risks Related to Our Industry and Our Customers’ Industries

We are vulnerable to economic downturns and the cyclical nature of the telecommunications industry and particularly the wireless telecommunications industry, which could reduce capital expenditures by our customers and result in a decrease in demand for our services.

The demand for our services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. In addition, because our revenue is derived from customers within the telecommunications industry, we are vulnerable to the cyclical nature of the telecommunications industry and the capital expenditures of these customers. The wireless telecommunications market, in which many of our existing and potential customers compete, is particularly cyclical in nature and vulnerable to downturns in the overall telecommunications industry. During an economic downturn, our customers may not have the ability or desire to continue to fund capital expenditures for infrastructure, may determine to outsource less work or may have difficulty in obtaining financing. Any of these factors could result in the delay, reduction or cancellation of projects, which could result in decreased demand for our services and could materially adversely affect our business, financial condition or results of operations.

Our profitability and liquidity could decline if our customers reduce spending, are unable to pay for our services or fail to implement new technology.

Stagnant or declining economic conditions have adversely impacted the demand for our services and resulted in the delay, reduction or cancellation of projects and may continue to adversely affect us in the future. In addition, a reduction in cash flows or the lack of availability of debt or equity financing for our customers may result in a reduction in our customers’ spending for our services and may also impact the ability of our customers to pay amounts owed to us. Network services providers, including certain of our customers, may not continue to upgrade their wireless networks as technology advances or maintain and expand their network capacities and coverage. The occurrence of any of these events could have a material adverse effect on our business, financial condition or results of operations and our ability to grow.

Our industry is highly competitive, which may reduce our market share and harm our business, financial condition or results of operations.

Our industry is highly fragmented, and we compete with other companies in most of the markets in which we operate, ranging from small independent firms servicing local markets to larger firms servicing regional and national markets. There are relatively few barriers to entry into certain of the markets in which we operate, and, as a result, any organization that has adequate financial resources and access to technical expertise and skilled personnel may become one of our competitors.

Most of our customers’ work is awarded through a bid process. Consequently, price is often the principal factor in determining which service provider is selected, especially on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower costs and financial return requirements. If we are unsuccessful in bidding on these projects, or if our ability to win such projects requires that we accept lesser margins, our business, financial condition or results of operations could be materially and adversely affected.

We also face competition from existing or prospective customers that employ in-house personnel to perform some of the same types of services we provide. For example, OEMs are increasingly bundling their equipment and software with ongoing services to provide complete managed services to their service provider customers. Our success depends upon the continued trend by our customers to outsource their network design, construction and project management needs. If this trend does not continue or is reversed and communication service providers and network equipment vendors elect to perform more of these tasks themselves, our business, financial condition or results of operations may be adversely affected due to the decline in the demand for our services.

Our business growth depends in part upon demand for wireless data services on wireless networks and related infrastructure build outs.

We expect that an important component of our revenue growth will be sales to telecommunications service providers as they build out their network infrastructure and accommodate increased demand for wireless data services. The demand for wireless data services may decrease or may grow more slowly than expected. Any such decrease in the demand or slowing rate of growth could have a material adverse effect on our business. In addition, if the evolution to new wireless standards, including the 4G-LTE standard, does not materialize for any reason, such as lack of cost-effectiveness or consumer acceptance, then this may have an adverse impact on our business growth and revenues. Delays in the introduction of new wireless networks, the failure of these services to gain widespread acceptance or the ineffective marketing of these services may reduce the demand for our services, which could have a material adverse effect on our business, financial condition or results of operations.

Our customers are highly regulated, and the addition of new laws or regulations or changes to existing laws, regulations or technology may adversely impact demand for our services and the profitability of those services.

We derive, and anticipate that we will continue to derive, substantially all of our revenue from customers in the telecommunications industry. Our telecommunications customers are subject to legislation enacted by Congress, and regulated by various federal, state and local agencies, including the Federal Communications Commission, or the FCC, and state public utility commissions, and are subject to rapid changes in governmental regulation and technology. These bodies might modify or interpret the application of their laws or regulations in a manner that is different than the way such regulations are currently applied or interpreted and may impose additional laws or regulations. If existing, modified or new laws or regulations have an adverse effect on our customers and adversely impact the profitability of the services they provide, demand for our services may be reduced. Changes in technology may also reduce the demand for the services we provide. The research and development of new and innovative technologically advanced products, including upgrades to current products and new generations of technologies, is a complex and uncertain process requiring high levels of innovation and investment, as well as accurate anticipation of technology and market trends. Our failure to rapidly adopt and master new technologies as they are developed in our industry could have a material adverse effect on our business, financial condition or results of operations.

Mergers, consolidations or other strategic transactions in the wireless communications industry could weaken our competitive position, reduce the number of our customers and adversely affect our business.

The wireless communications industry may continue to experience consolidation and an increased formation of alliances among carriers and between carriers and other entities. Should one of our customers or a competitor, merge, consolidate, partner or enter into a strategic alliance with another carrier, OEM or competitor, this could have a material adverse impact on our business. Such a merger, consolidation, partnership or alliance may cause us to lose a wireless carrier or OEM customer or require us to reduce prices as a result of enhanced customer leverage or changes in the competitive landscape, which would have a negative effect on our business, revenues and profitability. We may not be able to expand our base of customers to offset revenue declines if we lose a material customer. These events could reduce our revenue and adversely affect our operating results.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Under the registration rights agreement, we agreed to use commercially reasonable efforts to file a registration statement with respect to an offer to exchange the outstanding notes for exchange notes registered under the Securities Act within 270 days after June 23, 2011, and to use commercially reasonable efforts to have the registration statement declared effective by the SEC on or prior to 360 days after June 23, 2011. We have also agreed to use commercially reasonable efforts to file under the Securities Act a shelf registration statement for the resale of the outstanding notes and guarantees if the exchange offer is not available or cannot be effected within 390 days after June 23, 2011.

Because the exchange offer registration statement or the shelf registration statement was not filed prior to March 19, 2012 or effective prior to June 17, 2012, additional interest on the outstanding notes accrued for each of such events that had not occurred at a rate of 0.25% per annum for the first 90-day period, increasing at a rate of 0.25% per annum at the beginning of each subsequent 90-day period thereafter until such registration obligations are fulfilled. If the exchange offer is not completed on or before 30 business days after the effective date of the registration statement, additional interest on the outstanding notes will accrue at a rate of 0.25% per annum on the 31st business day after the effective date of the registration statement, increasing at a rate of 0.25% per annum at the beginning of each subsequent 90-day period thereafter until the exchange offer obligations are fulfilled. The maximum additional interest on the outstanding notes may not exceed at any one time an aggregate of 1.00% per annum.

Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and, subject to certain exceptions, the outstanding notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offer, a holder must represent to us in writing, or be deemed to represent to us in writing, among other things, that:

•	the holder is acquiring the exchange notes in its ordinary course of business;

•

at the time of the commencement and consummation of the exchange offer, the holder has not entered into any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•

if the holder is an “affiliate” of ours within the meaning of Rule 405 of the Securities Act, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes; and

•

if such holder is a broker-dealer that acquired the exchange notes for its own account in exchange for the outstanding notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement covering resales of the outstanding notes pursuant to Rule 415 under the Securities Act.

Resale of the Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer that purchased outstanding notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement or understanding with any person to engage in a distribution of the exchange notes;

•	is engaged in, or intends to engage in, a distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who is an affiliate of ours, is engaging in, or intends to engage in, or has any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or is not acquiring the exchange notes in the ordinary course of its business cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering a prospectus in connection with any resale of such exchange notes). See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                     , 2013, or such date and time to which we extend the exchange offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer.

Outstanding notes may be tendered only in a denomination equal to $2,000 and integral multiples of $1,000 in excess thereof. The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $225.0 million in aggregate principal amount of outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to the registered holders of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes that are entitled to participate in the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated under the Securities Act and the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to Wells Fargo Bank, National Association, which is acting as the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, or the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer,” any such unaccepted outstanding notes will be returned to the tendering holder of those outstanding notes as soon as reasonably practicable after the expiration or termination of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses” and “—Transfer Taxes.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on                     , 2013, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•

to delay accepting any validly tendered outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof.

Procedures for Tendering

When a holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wells Fargo Bank, National Association, which will act as the exchange agent, at the address set forth below under the heading “—Exchange Agent”; or

•	comply with DTC’s ATOP procedures described below.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal prior to the expiration date;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that DTC has received an express acknowledgement from the tendering participant, which acknowledgment states that such participant has received the letter of transmittal and agrees to be bound by the terms of, and makes the representations and warranties contained in, the letter of transmittal, and that we may enforce the letter of transmittal against such participant.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. We recommend that instead of delivery by mail, holders use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed or be accompanied by a written instrument or instruments of transfer or exchange in satisfactory form to the exchange agent and as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts.

Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities.

Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or separate written instructions of transfer or exchange, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that the person acquiring exchange notes in the exchange offer, whether or not that person is the holder:

•	is not an “affiliate” of ours as defined under Rule 405 of the Securities Act;

•	is obtaining them in the ordinary course of its business; and

•

at the time of the commencement of the exchange offer neither the holder nor, to the knowledge of such holder, that other person receiving exchange notes from such holder is engaged in, intends to engage in or has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer.

If any holder or any other person receiving exchange notes from such holder is an “affiliate” of ours as defined under Rule 405 of the Securities Act, is not acquiring the exchange notes in the ordinary course of business, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes to be acquired in the exchange offer, the holder or any other person:

•	may not rely on applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from the issue date of the outstanding notes. Holders of exchange notes will not receive any payment in respect of accrued interest on outstanding notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message;

•	and all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the nonexchanged notes will be credited to an account maintained with DTC.

We will return the outstanding notes or have them credited to DTC, promptly after the expiration or termination of the exchange offer.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a book-entry confirmation prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an agent’s message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier), mail or hand delivery, setting forth the name and address of the holder of the outstanding notes tendered, the names in which such outstanding notes are registered, if applicable, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal of Tenders

If not yet accepted, you may withdraw tenders of your outstanding notes at any time prior to the expiration of the exchange offer. For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “— Exchange Agent.” Any such notice of withdrawal must:

•	be received by the exchange agent before we notify the exchange agent that we have accepted the tender of outstanding notes pursuant to the exchange offer;

•

specify the name of the person who tendered the outstanding notes to be withdrawn and where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder;

•

identify the outstanding notes to be withdrawn (including the principal amount of such outstanding notes, or, if applicable, the certificate numbers shown on the particular certificates evidencing such outstanding notes and the principal amount of outstanding notes represented by such certificates);

•	include a statement that such holder is withdrawing its election to have such outstanding notes exchanged; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantee).

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account at the book-entry transfer facility specified by the holder. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. The Company anticipates that it would only delay acceptance of outstanding notes tendered in the offer due to an extension of the expiration date of the offer. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes. After completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th St. & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Building -12th Floor 608 Second Avenue South Minneapolis, MN 55402

By Facsimile (for Eligible Institutions only): (612) 667-6282

For Information of Confirmation by Telephone: (800) 344-5128

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, legal, printing and related fees and expenses. Notwithstanding the foregoing, holders of the outstanding notes shall pay all agency fees and commissions and underwriting discounts and commissions, if any, attributable to the sale of such outstanding notes or exchange notes.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to those of the outstanding notes. The expenses of the exchange offer will be amortized over the terms of the exchange notes.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register or issue exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes. If satisfactory evidence of payment of such taxes or exception therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder. Notwithstanding the foregoing, holders of the outstanding notes shall pay transfer taxes, if any, attributable to the sale of such outstanding notes or exchange notes. If a transfer tax is imposed for any reason other than the transfer and exchange of outstanding notes to us or our order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010		2011	2012
Ratio of earnings to fixed charges (1)	—	(2)	2.42x	—	(3)

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income before income taxes plus fixed charges (excluding capitalized interest). “Fixed charges” includes interest expense (including capitalized interest), amortization of issuance expense and the portion of rent expense that management believes is representative of the interest component of rental expense, which is currently one-third.
(2)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $18.5 million.
(3)	For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $5.1 million.

USE OF PROCEEDS

We will not receive any proceeds from the exchange of the notes. We are making this exchange offering solely to satisfy our obligations under the registration rights agreement. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial and operating data for our business as of and for the periods indicated. The selected historical consolidated financial data set forth below as of and for each of the years in the three-year period ended December 31, 2012, have been derived from, and should be read together with, our audited historical consolidated financial statements and related notes included elsewhere in this prospectus.

You should read the following selected historical financial and operating data in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and other financial information included elsewhere in this prospectus. Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	Year Ended December 31,
	2010	2011	2012
(Dollars in thousands)
Statement of Operations Data
Revenues	$389,086	$781,091	$650,913
Cost of revenues	348,945	657,599	536,838

Gross profit	40,141	123,492	114,075
Selling, general and administrative expenses	53,656	67,450	87,216
Other operating income (expense)	749	(4,000)	—

Operating income (loss)	(12,766)	52,042	26,859
Interest expense	5,718	20,548	31,998

Income (loss) before income tax expense	(18,484)	31,494	(5,139)

Income tax expense (benefit)	(7,121)	12,176	(2,608)

Net income (loss)	$(11,363)	$19,318	$(2,531)

Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$100,637	$120,991
Total assets	213,944	301,826	324,159
Long-term debt (net of current portion)	17,933	221,401	221,953
Series C Convertible Redeemable Preferred Stock	28,388	—	—
Common stock subject to put options	1,500	—	—
Total shareholders’ deficit	(37,111)	(95,241)	(92,323)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results may differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.” See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a leading national provider of end-to-end outsourced network infrastructure, engineering and technical services to the wireless industry. Our services include the design, engineering, construction, deployment, integration and maintenance of converging wireless networks. These services are critical to the capability of our customers to deliver voice, video and data services to their end users. We believe our proven ability to offer a wide range of services quickly and effectively for the wireless network lifecycle provides a differentiated value proposition to our customers. During the two years ended December 31, 2012, we completed over 70,000 projects at over 11,000 sites across 30 states. For the year ended December 31, 2012, we generated revenues of $650.9 million and a net loss of $2.5 million.

We operate our business in two segments: Professional Services and Infrastructure Services.

Professional Services. Our Professional Services segment provides customers with highly technical services from a variety of vendors primarily related to installing, testing and commissioning or decommissioning of core, or “central office,” equipment of wireless carrier networks. These services include network design, optimization and maintenance and deployment, radio frequency and integration engineering. Additionally, we offer staffing services on a temporary contract basis to OEMs and carriers for their technical operations. When a network provider integrates a new element into its live network or performs a network-wide upgrade, a team of in-house engineers from our Professional Services segment can administer the complete network design, equipment compatibility assessments and configuration guidelines, the migration onto the new or modified network and the network activation.

Infrastructure Services. Our Infrastructure Services segment provides program management services of field projects necessary to deploy, upgrade and maintain wireless networks. We support wireless carriers in their introduction of critical new services such as 4G-LTE, the addition of new cell sites, improvement of coverage at their existing sites through technology upgrades or enhancements and the maintenance of their cell sites. The Infrastructure Services segment also provides backhaul services to wireless carriers, commonly referred to as “Fiber to the Cell,” or “FTTC,” from existing points in their fiber networks to thousands of cell sites needing the bandwidth and Ethernet capabilities for launching 4G-LTE networks or upgrading backhaul capacity at 3G sites. When a network provider contracts for our services to build or modify a cell site, our Infrastructure Services segment handles all the required pre-construction leasing, zoning, permitting and entitlement activities for the acquisition of the site, prepares site designs, structural analysis and certified drawings after analyzing a customer’s needs and manages the construction or modification of the site including tower-top and ground equipment installation, drive-testing verification and site commissioning. These services are managed by our wireless project and construction managers and are performed by a combination of scoping engineers, real estate specialists, ground crews, line and antenna crews and equipment technicians, either employed by us or retained by us as subcontractors.

Customers

For the year ended December 31, 2012, we provided services, or were obligated to provide services, to customers across 47 states. The vast majority of our revenues were related to our master service agreements with a subsidiary of AT&T Inc. and Alcatel-Lucent USA Inc., or Alcatel-Lucent. For the years ended December 31, 2010, 2011 and 2012, subsidiaries of AT&T Inc. and Alcatel-Lucent combined to provide 95.6%, 99.1% and 96.6% of our revenues, respectively.

AT&T Mobility Turf Contract

We provide site acquisition, construction, technology upgrades, Fiber to the Cell, or FTTC, and maintenance services for AT&T Mobility, LLC, or AT&T, at cell sites in 9 of 31 distinct AT&T markets, or Turf Markets, as the sole, primary or secondary vendor, pursuant to a multi-year master service agreement that we entered into with AT&T and have amended and replaced from time to time. We refer to our master service agreements with AT&T collectively as the “Mobility Turf Contract.” We have generated an aggregate of approximately $1.8 billion of revenue from subsidiaries of AT&T Inc. collectively for the period from January 1, 2009 through December 31, 2012. On January 23, 2012, we signed a new Mobility Turf Contract to extend and amend the Turf Market program through November 30, 2014 and provide AT&T with the option to renew the contract on a yearly basis thereafter. On October 30, 2012, AT&T extended the term of the Mobility Turf Contract to November 30, 2015.

On December 19, 2011, AT&T Inc. announced that it had terminated its agreement to acquire T-Mobile USA, Inc., or T-Mobile. Following termination of the merger agreement, we experienced a decline in AT&T’s spending with us during the fourth quarter of 2011 and the first quarter of 2012.

Alcatel-Lucent Contract

In November 2009, we entered into a five-year master service agreement with Alcatel-Lucent, or the Alcatel-Lucent Contract. Pursuant to the Alcatel-Lucent Contract, 461 of Alcatel-Lucent’s domestic engineering and integration specialists became employees of Goodman Networks. The Alcatel-Lucent Contract grants the right to perform, subject to certain conditions, certain deployment engineering, integration engineering and radio frequency engineering services for Alcatel-Lucent in the United States. The outsourcing agreement expires on December 31, 2014, and renews on an annual basis thereafter for up to two additional one-year terms unless notice of non-renewal is first provided by either party. Under the terms of the Alcatel-Lucent Contract, Alcatel-Lucent is required to purchase a minimum level of services from us, which amount corresponds to the number of employees we are required to commit to Alcatel-Lucent’s projects under the Alcatel-Lucent Contract, and is subject to decline at a pre-determined rate that accelerates in the event of attrition of certain of our employees that were formerly employed by Alcatel-Lucent. Although these contractual minimum levels of work decline over time, the amount of work we have performed for Alcatel-Lucent has consistently exceeded these contractual minimum levels. During 2013, we anticipate that our revenues under the Alcatel-Lucent Contract will decrease compared to the amount that we have historically realized thereunder.

New Business

We have increased our efforts to diversify our business and have entered into master service agreements with several new clients, including Nokia Siemens Networks US LLC, or NSN, in October 2011 and CenturyLink, Inc., or CenturyLink, Sprint/United Management Company, or Sprint, United States Cellular Corporation, or U.S. Cellular, and Windstream Supply, LLC, or Windstream, in 2012. Because of our accounting methodology whereby revenue and the related costs are recognized only when contracts have been substantially completed, we did not realize a significant portion of income from these new customers during 2012 with the exception of Sprint, from whom we recognized revenues totaling $11.6 million for the year ended December 31, 2012.

Key Components of Operating Results

The following is a discussion of key line items included in our financial statements for the periods presented below under the heading “Results of Operations.” We utilize revenues, gross profit, net income and earnings before interest, income taxes, depreciation and amortization, or EBITDA, as significant performance indicators.

Estimated Backlog

We refer to the amount of revenue we expect to recognize over the next 18 months from future work on uncompleted contracts, including master service agreements and new contractual agreements on which work has not begun, as our “estimated backlog.” We determine the amount of estimated backlog for work under master service agreements based on historical trends, anticipated seasonal impacts and estimates of customer demand based upon communications with our customers. Our estimated 18-month backlog as of December 31, 2012 was $1.1 billion. We expect to recognize approximately $700.0 million of this backlog during 2013. The vast majority of estimated backlog as of December 31, 2012 has originated from multi-year customer relationships, primarily with AT&T and Alcatel-Lucent.

Because we use the completed contract method of accounting for revenues and expenses from our construction and installation contracts, our estimated backlog includes revenue related to projects that we have begun but not completed performance. Therefore, our estimated backlog contains amounts related to work that we have already performed.

While our estimated backlog includes amounts under master service and other service agreements, our customers are generally not contractually committed to purchase a minimum amount of services under these agreements, most of which can be cancelled on short or no advance notice. Therefore, our estimates concerning customers’ requirements may not be accurate. The timing of revenues for construction and installation projects included in our estimated backlog can be subject to change as a result of customer delays, regulatory requirements and other project related factors that may delay completion. Changes in timing could cause estimated revenues to be realized in periods later than originally expected or unrealized. Consequently, our estimated backlog as of any date is not a reliable indicator of our future revenues and earnings. See “Risk Factors—Risks Related to Our Business—Amounts included in our estimated backlog may not result in actual revenue or translate into profits, and our estimated backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future operating results.”

Revenues

Our revenue is generated primarily from projects performed under master service agreements including the design, engineering, construction, deployment, integration and maintenance of converging wireless and wireline networks. Our master service agreements generally contain customer-specified service requirements, such as discrete pricing for individual tasks as well as various other terms depending on the nature of the services provided, and typically provide for termination upon short or no advance notice.

Our revenues fluctuate as a result of the timing of the completion of our projects and changes in the capital expenditure and maintenance budgets of our customers, which may be impacted by overall economic conditions, consumer demands on telecommunications providers, the introduction of new technologies, the physical maintenance needs of our customers’ infrastructure and the actions of the government, including the Federal Communications Commission and state agencies. A significant portion of our revenues and costs are recognized during the fourth quarter of each year as we complete the most contracts during such time. See “Seasonality,” herein.

Our Professional Services segment revenues are derived from wireless and wireline services through engineers who specialize in network architecture, transformation, reliability and performance. A majority of our revenues for the Professional Services segment are attributable to work performed pursuant to the Alcatel-Lucent Contract.

Our Infrastructure Services segment revenues are derived from project management, site acquisition, architecture and engineering, construction management, equipment installation and drive-testing verification services. The vast majority of the revenues we earn in our Infrastructure Services segment are from subsidiaries of AT&T Inc. and are primarily comprised of work performed under the Mobility Turf Contract.

Substantially all of our revenues are earned under fixed-unit price contracts. The Company has historically had success in certain circumstances seeking price adjustments from its customers to avoid losses on projects undertaken pursuant to these contracts.

The following table presents our gross deferred revenue and deferred cost balances as of December 31, 2011 and 2012, which have been presented net on a project basis in the accompanying financial statements (in thousands):

	December 31, 2011	December 31, 2012
Deferred revenue (gross)	$(279,177)	$(237,380)
Deferred cost (gross)	297,947	222,608

Net deferred cost / (deferred revenue)	$18,770	$(14,772)

Costs in excess of billings on uncompleted projects	$52,558	$33,487
Billings in excess of costs on uncompleted projects	(33,788)	(48,259)

Net deferred cost / (deferred revenue)	$18,770	$(14,772)

Cost of Revenues

Our costs of revenues include the costs of providing services or completing the projects under our master service agreements, including operations payroll and benefits, subcontractor costs, equipment rental, fuel, materials not provided by our customers and insurance. Profitability will be reduced or eliminated if actual costs to complete a project exceed original estimates on fixed-unit price projects under our master services agreements. Estimated losses on projects under our master services agreements are recognized immediately when estimated costs to complete a project exceed the expected revenue to be received for a project.

For our Professional Services segment, cost of revenues consists primarily of salaries and benefits paid to our employees. In addition to salaried employees, we hire a relatively small amount of temporary subcontractors to perform work within our Professional Services segment. An additional small percentage of cost of revenues includes raw materials associated with services for our wireline customers.

For our Infrastructure Services segment, cost of revenues consists primarily of operating expenses such as salaries and related headcount expenses, subcontractor expenses and cost of materials used in the projects. The majority of these costs have historically consisted of payments made to subcontractors hired to perform work for us, typically on a fixed-unit price basis tied to completion of the given project. During periods of increased demand, subcontractors may charge more for their services. In addition, we typically bill our customers for raw materials used in the performance of services plus a certain percentage of our costs. Additional costs to us that are not included in this billing primarily include storage and shipping of materials.

The remaining cost of revenues consists of salaries and benefits, such as health insurance and 401(k) plan benefits, for our full-time salaried employees within our Infrastructure Services segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of salaries and related headcount expenses, sales commissions and bonuses, professional fees, travel, facilities, communication expenses, depreciation and other corporate overhead. Corporate overhead costs include costs associated with corporate staff, corporate management, human resources, information technology, finance and other corporate support services.

Our selling, general and administrative expenses are not allocated to a reporting segment. Following the completion of this exchange offering, we expect our selling, general and administrative expenses to increase as a result of additional expenses associated with being a reporting company with the Securities Exchange Commission, or the SEC, including increased personnel costs, legal costs, accounting costs, board compensation expense, investor relations costs, director and officer insurance premiums and costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and other applicable SEC regulations.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table sets forth information concerning our operating results by segment for the years ended December 31, 2012 and 2011 (dollars in thousands):

	Year Ended December 31,
	2011		2012
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Increase/(Decrease) Amount	Percentage Change
Revenues:
Professional Services	$91,650	11.7%	$79,140	12.2%	$(12,510)	-13.6%
Infrastructure Services	689,441	88.3%	571,773	87.8%	(117,668)	-17.1%

Total revenues	781,091	100.0%	650,913	100.0%	(130,178)	-16.7%
Cost of revenues:
Professional Services	78,369	10.0%	65,200	10.0%	(13,169)	-16.8%
Infrastructure Services	579,230	74.2%	471,638	72.5%	(107,592)	-18.6%

Total cost of revenues	657,599	84.2%	536,838	82.5%	(120,761)	-18.4%
Gross profit:
Professional Services	13,281		13,940		659	5.0%
Infrastructure Services	110,211		100,135		(10,076)	-9.1%

Total gross profit	123,492		114,075		(9,417)	-7.6%

Gross margin as percent of segment revenues:
Professional Services	14.5%		17.6%
Infrastructure Services	16.0%		17.5%

Total gross margin	15.8%		17.5%

Selling, general and administrative expenses	67,450	8.6%	87,216	13.4%	19,766	29.3%
Other operating income (loss)	(4,000)	-0.5%	—	—	4,000	n/a

Operating income	52,042	6.7%	26,859	4.1%	(25,183)	-48.4%
Interest expense	20,548	2.6%	31,998	4.9%	11,450	55.7%

Income (loss) before income taxes	31,494	4.0%	(5,139)	-0.8%	(36,633)	-116.3%
Income tax expense (benefit)	12,176	1.6%	(2,608)	-0.4%	(14,784)	-121.4%

Net income	$19,318	2.5%	$(2,531)	-0.4%	$(21,849)	-113.1%

Revenues

We recognized total revenues of $781.1 million for the year ended December 31, 2011, compared to $650.9 million for the year ended December 31, 2012, representing a decrease of $130.2 million, or 16.7%, almost all of which occurred in our Infrastructure Services segment. A significant amount of our revenue decline was attributed to a decrease in the volume of services performed under the Mobility Turf Contract.

Revenues for the Professional Services segment decreased $12.5 million, or 13.6%, from $91.7 million in 2011 to $79.1 million in the year ended December 31, 2012. This decrease was primarily due to decreased volume of services provided to Alcatel-Lucent. Our aggregate revenue from Alcatel-Lucent for the year ended December 31, 2011 was $72.3 million compared to $55.0 million for the year ended December 31, 2012. We expect our aggregate revenues from the Alcatel-Lucent Contract to continue to decline in future periods.

Revenues for the Infrastructure Services segment decreased by $117.7 million, or 17.1%, from $689.4 million in 2011 to $571.8 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in the scope and volume of services provided to AT&T under the Mobility Turf Contract. Our aggregate revenue from subsidiaries of AT&T Inc., a majority of which was earned through our Infrastructure Services segment was $702.5 million in 2011 compared to $573.8 million in 2012.

Cost of Revenues

Our cost of revenues decreased $120.8 million, or 18.4%, from $657.6 million for the year ended December 31, 2011 to $536.8 million for the year ended December 31, 2012, and occurred during a period when revenues decreased 16.7% from the comparative period. Cost of revenues represented 84.2% and 82.5% of total revenues for the year ended December 31, 2011 and 2012, respectively. Margin expansion in 2012 was the result of greater scale and leverage of our overhead costs as well as more efficient management of direct construction costs.

Cost of revenues for the Professional Services segment decreased $13.2 million from $78.4 million in 2011 to $65.2 million for the year ended December 31, 2012. The majority of this decrease was related to lower staffing required to meet a decreased Alcatel-Lucent project workload. Cost of revenues for the Professional Services segment decreased 16.8% during a period when revenues for the segment decreased by 13.6% from the comparative period.

Cost of revenues for the Infrastructure Services segment decreased $107.6 million from $579.2 million in 2011 to $471.6 million for the year ended December 31, 2012. The majority of this decrease resulted from a reduction in the variable costs associated with supporting the decreased volume and scope of services performed under the Mobility Turf Contract. This decrease in costs of revenues of 18.6% occurred during a period when the segment’s revenues decreased by 17.1% as compared to the year ended December 31, 2011. Improvements during the period resulted from operational improvements made in the segment and through the realization of economies of scale, which allowed us to more efficiently utilize our operating assets and human resources. Due to shortages of qualified tower crews currently being experienced by the wireless industry resulting from increased demand for services such as those we provide, we may incur additional cost to hire additional tower crew personnel or pay additional incentives to subcontracted tower crews to meet expected demand.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2011, were $67.5 million as compared to $87.2 million for the year ended December 31, 2012, representing an overall increase of $19.8 million, or 29.3%. The increase was primarily related to an increase in compensation and related expenses of $11.3 million and an increase in professional fees of $6.7 million related to the restatement of our historical financial statements.

Other Operating Income (Loss)

Other operating income (loss) for the year ended December 31, 2011, was a loss of $4.0 million as compared to $0 for the year ended December 31, 2012. The $4.0 million loss incurred in 2011 is related to our outstanding guarantee of a related party’s line of credit, of which we determined as of December 31, 2011, we would likely be required to perform for the full exposure.

Interest Expense

Interest expense for the years ended December 31, 2011 and 2012, was $20.5 million and $32.0 million, respectively. This increase is due to interest associated with the Notes that were issued on June 23, 2011 and a loss of $1.3 million on the June 2011 extinguishment of our subordinated debt. We expect our interest expense to decrease in future periods as a result of the penalty interest ceasing to accrue after we complete the exchange offer for the Notes.

Income Tax Expense (Benefit)

Income tax expense decreased $14.8 million to a $2.6 million income tax benefit for the year ended December 31, 2012 from a $12.2 million income tax expense for the year ended December 31, 2011. The effective tax rate was 50.7% and 38.7% for the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, our effective tax rate differs from the statutory federal rate of 35.0% primarily due to net state and local taxes and non-deductible expenses. These adjustments relative to $5.1 million loss before income tax expense result in the effective tax rate of 50.7%. For the year ended December 31, 2011, our effective tax rate differs from the statutory federal rate of 35.0% due to net state and local taxes and non-deductible expenses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table sets forth information concerning our operating results by segment for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Year Ended December 31,
	2010		2011
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Change ($)	Change (%)
Revenues:
Professional Services	$102,905	26.4%	$91,650	11.7%	$(11,255)	(10.9)%
Infrastructure Services	286,181	73.6%	689,441	88.3%	403,260	140.9%

Total revenues	389,086	100.0%	781,091	100.0%	392,005	100.8%
Cost of revenues:
Professional Services	83,291	21.4%	78,369	10.0%	(4,922)	(5.9)%
Infrastructure Services	265,654	68.3%	579,230	74.2%	313,576	118.0%

Total cost of revenues	348,945	89.7%	657,599	84.2%	308,654	88.5%
Gross profit:
Professional Services	19,614	5.0%	13,281	1.7%	(6,333)	(32.3)%
Infrastructure Services	20,527	5.3%	110,211	14.1%	89,684	436.9%

Total gross profit	40,141	10.3%	123,492	15.8%	83,351	207.6%
Gross margin as a percent of segment revenue:
Professional Services	19.1%	—	14.5%	—	—	—
Infrastructure Services	7.2%	—	16.0%	—	—	—

Total gross margin	10.3%	—	15.8%	—	—	—
Selling, general and administrative expenses	53,656	13.8%	67,450	8.6%	13,794	25.7%
Other operating income (loss)	749	0.2%	(4,000)	(0.5)%	4,749	634.0%

Operating income (loss)	(12,766)	(3.3)%	52,042	6.7%	64,808	(507.7)%
Interest expense	5,718	1.5%	20,548	2.6%	14,830	259.4%

Income (loss) before income taxes	(18,484)	(4.8)%	31,494	4.0%	49,978	(270.4)%
Income tax expense (benefit)	(7,121)	(1.8)%	12,176	1.6%	19,297	(271.0)%

Net income (loss)	$(11,363)	(2.9)%	$19,318	2.5%	$30,681	(270.0)%

Revenues

We recognized total revenues of $389.1 million for the year ended December 31, 2010, compared to $781.1 million for the year ended December 31, 2011, representing an increase of $392.0 million, or 100.8%, almost all of which occurred in our Infrastructure Services segment. A significant amount of our revenue growth was attributed to our customers’ expansion in 4G and 3G infrastructure.

Revenues for the Professional Services segment decreased $11.3 million, or 10.9%, from $102.9 million in 2010 to $91.7 million in the year ended December 31, 2011. This decrease was primarily due to decreased volume of services provided to Alcatel-Lucent. Our aggregate revenue from Alcatel-Lucent for the year ended December 31, 2010 was $87.8 million compared to $72.3 million for the year ended December 31, 2011.

Revenues for the Infrastructure Services segment increased by $403.3 million, or 140.9%, from $286.2 million in 2010 to $689.4 million for the year ended December 31, 2011. The increase was primarily due to an increase in the scope and volume of services provided to AT&T under the Mobility Turf Contract. Our aggregate revenue from subsidiaries of AT&T Inc., a majority of which was earned by the Infrastructure Services segment, in the year ended December 31, 2010 was $284.0 million as compared to $702.5 million in the year ended December 31, 2011.

Cost of Revenues

Our cost of revenues increased $308.7 million, or 88.5%, from $348.9 million for the year ended December 31, 2010 to $657.6 million for the year ended December 31, 2011, and occurred during a period when revenues increased 100.8% from the comparative period. Cost of revenues represented 89.7% and 84.2% of total revenues for the year ended December 31, 2010 and 2011, respectively. Margin expansion in 2011 was the result of greater scale and leverage of our overhead costs as well as more efficient management of direct construction costs.

Cost of revenues for the Professional Services segment decreased $4.9 million from $83.3 million in 2010 to $78.4 million for the year ended December 31, 2011. The majority of this decrease was related to lower staffing required to meet a decreased Alcatel-Lucent project workload. Cost of revenues decreased 5.9% during a period when revenues decreased by 10.9% from the comparative period.

Cost of revenues for the Infrastructure Services segment increased $313.6 million from $265.7 million in 2010 to $579.2 million for the year ended December 31, 2011. The majority of this increase resulted from increases in materials, subcontracting services and headcount required to support the increased revenue. This increase in costs of revenues of 118.0% occurred during a period when the segment’s revenues increased by 140.9% as compared to the year ended December 31, 2010. Improvements during the period resulted from operational improvements made in the segment and through the realization of economies of scale, which allowed us to more efficiently utilize our operating assets and human resources.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2010, were $53.7 million as compared to $67.5 million for the year ended December 31, 2011, representing an overall increase of $13.8 million, or 25.7%. Compensation and related expenses increased $7.9 million, including increases in the number of our employees, transaction bonuses paid to members of our senior management team for their efforts in completing our recapitalization and a $1.4 million increase for executive severance expense. Costs associated with maintaining our IT infrastructure increased $2.1 million, property taxes increased $0.5 million and travel expenses increased $0.8 million. These increases were partially offset by decreases in the use of temporary labor and professional fees and services of $2.7 million.

Other Operating Income (Loss)

Other operating income (loss) for the year ended December 31, 2010, was an income of $0.7 million as compared to loss of $4.0 million for the year ended December 31, 2011. The $4.0 million loss incurred in 2011 is related to our outstanding guarantee of a related party’s line of credit, of which we determined as of December 31, 2011, we would likely be required to perform for the full exposure.

Interest Expense

Interest expense for the years ended December 31, 2010 and 2011, was $5.7 million and $20.6 million, respectively. This increase is due to interest associated with the Notes that were issued on June 23, 2011 and a loss of $1.3 million on the June 2011 extinguishment of our subordinated debt. We expect our interest expense to increase in future periods as a result of the interest accruing on the Notes, including penalty interest that has accrued on the notes since March 19, 2012 as a result of delays in the exchange offer for the Notes.

Liquidity and Capital Resources

Our primary sources of liquidity are currently cash flows from continuing operations, funds available under the Credit Facility, and our cash balances. We had $100.6 million and $121.0 million of cash on hand at December 31, 2011 and 2012, respectively.

Our future primary liquidity needs will be for working capital, capital expenditures and debt service. We also evaluate opportunities for strategic acquisitions and investments from time to time that may require cash and may consider opportunities to either repurchase outstanding debt or repurchase outstanding shares of our common stock in the future. We believe that, based on our cash balance, the expected availability under the Credit Facility and our expected cash flow from operations, we will be able to meet all of our financial obligations for the next twelve months.

Should we be unable to comply with the terms and conditions of the Credit Facility, we would be required to obtain modifications to the Credit Facility or another source of financing to continue to operate as we anticipate, and we may not be able to obtain any such modifications or find another source of financing on acceptable terms or at all.

Working Capital

We bill our Professional Services customers for a portion of our services in advance, and the remainder as the work is performed in accordance with the billing milestones contained in the contract. Revenues from the Professional Services segment are recognized on a time and materials basis for our non-construction activities and on the completed contract method of accounting for construction projects. Our Infrastructure Services revenues are primarily from fixed price projects and are recognized under the completed contract method of accounting. We bill for our services as we complete certain billing milestones contained in the contract. Our collection terms are generally one percent if paid in twenty days, net forty-five days for AT&T and net sixty days for Alcatel-Lucent. Our Mobility Turf Contract allows AT&T to retain 10% of the amount due, on a per site basis, until the job is completed. For certain customers, including AT&T, we maintain inventory to meet the requirements for materials under the contracts. Occasionally, certain customers pay us in advance for a portion of the materials we purchase for their projects, or allow us to pre-bill them for materials purchases up to specified amounts. Our agreements with material providers usually allow us to pay them within 45 days of delivery. Our agreements with subcontractors usually have terms of 60 days. As of December 31, 2012, we had $(25.9) million in working capital, defined as current assets (excluding cash) less current liabilities, as compared to $10.7 million in working capital at December 31, 2011.

The following table presents selected cash flow data for the years ended December 31, 2010, 2011 and 2012 (in thousands):

	Year Ended December 31,
	2010	2011	2012
Net cash provided by (used in) operating activities	$11,476	$41,828	$24,226
Net cash used in investing activities	(2,819)	(2,015)	(3,075)
Net cash provided by (used in) financing activities	(8,689)	60,824	(797)

Increase (decrease) in cash and cash equivalents	$(32)	$100,637	$20,354

Operating Activities

Cash flow used in or provided by operations is primarily influenced by demand for our services, operating income and the type of services we provide, but can also be influenced by working capital needs such as the timing of customer billing, collection of receivables and the settlement of payables and other obligations. Working capital needs historically have been higher from April through October due to the seasonality of our business. Conversely, a portion of working capital assets has historically been converted to cash in the first and fourth quarters.

Net cash provided by operating activities decreased by $17.6 million from $41.8 million for the year ended December 31, 2011, to $24.2 million for the year ended December 31, 2012, primarily due to the impact of a full year of interest expense on the Notes in 2012.

Net cash provided by operating activities increased by $30.3 million to $41.8 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase was primarily driven by the fact that at the end of 2010, business activity was sharply increasing requiring the Company to make a significant increase in working capital via accounts receivable amounts due from customers and payments related to in-process construction activities that we were not yet able to bill to our customers. This network build activity had slowed somewhat by the end of 2011 and as a result we turned a significant amount of our accounts receivable into cash as our working capital cycle began to catch up.

Investing Activities

Net cash used in investing activities increased by $1.1 million from $2.0 million for the year ended December 31, 2011 as compared to $3.1 million for the year ended December 31, 2012, primarily from a reduction in capital expenditures during 2012.

Net cash used in investing activities decreased by $0.8 million from $2.0 million for the year ended December 31, 2010 as compared to $2.8 million for the year ended December 31, 2011, primarily related to increases in capital expenditures during 2011.

Financing Activities

Net cash provided by financing activities decreased by $61.6 million from $60.8 million for the year ended December 31, 2011 as compared with net cash used in financing activities of $0.8 million for the year ended December 31, 2012. The change was driven primarily by net proceeds from the Notes offering that closed on June 23, 2011 as well as share repurchases and stock option settlements that we made in 2011 which did not recur in 2012.

Net cash used in financing activities increased by $69.5 million to $60.8 million for the year ended December 31, 2011 as compared with net cash used in financing activities of $8.7 million for the year ended December 31, 2010. The change was driven primarily by net proceeds from the Notes offering that closed on June 23, 2011 as well as share repurchases and stock option settlements that we made in 2011.

The Recapitalization

On June 23, 2011, we completed a $225 million private offering of our 12.125% Senior Secured Notes due 2018. We used the proceeds of this debt offering to pay the balances remaining on notes payable to shareholders, to purchase a portion of our outstanding warrants and common stock, including all outstanding Series C Redeemable Preferred Stock, and to pay off our prior credit facility. Upon paying off the outstanding balance of our prior credit facility, we entered into the Credit Facility under which we have a $50.0 million maximum borrowing base, $45.5 million of which was available subject to meeting certain convents at December 31, 2012. We collectively refer to these transactions as the “Recapitalization.”

The following is a summary of uses of funds related to the Recapitalization (in thousands):

Uses of Funds
Purchase of equity	$99,500
Repay existing debt	71,725
Cash to balance sheet	41,790
Fees, expenses, discounts and accrued interest	11,985

Total uses of funds	$225,000

Material Covenants

We are subject to certain incurrence and maintenance covenants under the Indenture and the Credit Facility, as described below.

Applicable Test
Applicable Ratio	Indenture	Credit Facility
Fixed Charge Coverage Ratio	At least 2.5 to 1.0	At least 1.25 to 1.0

Leverage Ratio	No more than 2.5 to 1.0

No more than:

4.50 to 1.0 from 6/23/11 through 12/31/11

4.25 to 1.0 from 1/1/12 through 6/30/12

3.75 to 1.0 from 7/1/12 through 9/30/12

3.50 to 1.0 from 10/1/12 through 12/31/12

3.25 to 1.0 on and after 1/1/13.

Definitions

Under the Indenture, “Consolidated EBITDA”, “Fixed Charge Coverage Ratio” and “Total Leverage Ratio” are defined as follows:

“Consolidated EBITDA” means EBITDA, as adjusted to eliminate the impact of certain items, including: (i) share-based compensation (non-cash portion), (ii) certain professional and consulting fees identified in the indenture governing the Notes and (iii) severance expense (paid to certain senior level employees), and (iv) amortization of debt issuance costs.

“Fixed Charge Coverage Ratio” means the ratio of (a) Consolidated EBITDA to (b) the Fixed Charges for the applicable period.

“Total Leverage Ratio” means the ratio of (a) total indebtedness of the Company to (b) the Company’s Consolidated EBITDA for the most recently ended four fiscal quarters.

Under the Credit Facility, “Fixed Charge Coverage Ratio” and “Leverage Ratio” are defined as follows:

“Fixed Charge Coverage Ratio” means the ratio of (a) EBITDA plus fees, costs and expenses incurred in connection with the Recapitalization minus unfinanced capital expenditures made during such period but only to the extent made after the occurrence of the most recent Triggering Event; to (b) all senior debt payments made during such period plus cash taxes paid during such period plus all cash dividends paid during such period, but only to the extent paid after the occurrence of the most recent Triggering Event.

“Leverage Ratio” means the ratio of (a) funded debt of the Company to (b) EBITDA for the trailing twelve months ending as of the last day of such fiscal period.

We refer to Consolidated EBITDA as Adjusted EBITDA throughout this registration statement and our other external communications.

Applicability of Covenants

As described in more detail below, compliance with such ratios is only required upon the incurrence of debt or the making of a restricted payment, as applicable. If we are permitted to incur any debt or make any restricted payment under the Indenture, we will be permitted to incur such debt or make such restricted payment under the Credit Facility.

Under the Indenture, if we do not meet a Fixed Charge Coverage Ratio of at least 2.5 to 1.0, we may not consummate any of the following transactions:

•	restricted payments, including the payment of dividends (other than the enumerated permitted payment categories);

•

mergers, acquisitions, consolidations, or sale of all assets, consolidations (other than sales, assignments, transfers, conveyances, leases, or other dispositions of assets between or among the company and the guarantors);

•	incurrence of additional indebtedness (other than the enumerated permitted debt categories); or

•	issuance of preferred stock (other than pay-in-kind preferred stock);

In addition, the Indenture prohibits the Company from incurring senior secured debt if its Total Leverage Ratio exceeds 2.5 to 1.0. We have not entered into any transaction that requires us to meet these tests as of December 31, 2012. Had we been required to meet these ratio tests as of December 31, 2012, we would not have met either the Fixed Charge Coverage Ratio (which ratio was 1.12 to 1.00 at December 31, 2012) or the Leverage Ratio (which ratio was 6.61 to 1.00 at December 31, 2012).

Under the terms of the Credit Facility, we must maintain a Fixed Charge Coverage Ratio equal to at least 1.25 to 1.0 and a Leverage Ratio no greater than as described in the table above (as of December 31, 2012, no greater than 3.75 to 1.0) during such time as a Triggering Event is continuing. A “Triggering Event” occurs when our undrawn availability (measured as of the last date of each month) on the Credit Facility has failed to equal at least $20 million for two consecutive months and continues until our undrawn availability equals $30 million for at least three consecutive months. We are only required to maintain such ratios at such time that a Triggering Event is in existence. Failure to comply with such ratios during the existence of a Triggering Event constitutes an Event of Default (as defined therein) under the Credit Facility. Had we been required to meet these ratio tests as of December 31, 2012, we would not have met either the Fixed Charge Coverage Ratio or the Leverage Ratio.

Credit Facility

In June 2011, we entered into the Credit Facility, which provides for a five-year revolving facility that is secured by (i) a first lien on our accounts receivable, inventory, related contracts and other rights and other assets related to the foregoing and proceeds thereof and (ii) a second lien on 100% of the capital stock of all of our future material U.S. subsidiaries and non-voting stock of our future material non-U.S. subsidiaries and 66% of the capital stock of all our future material non-U.S. subsidiaries. The Credit Facility has a maturity date of June 2016, and a maximum available borrowing capacity of $50.0 million subject to borrowing base determinations (that take into account, among other things, eligible receivables, eligible unbilled receivables and eligible inventory) and certain other restrictions. Amounts due under the Credit Facility may be repaid and reborrowed prior to the maturity date.

At our election, borrowings under the Credit Facility bear interest at variable rates based on (i) PNC Bank’s base rate plus a margin of between 1.50% and 2.00% (depending on certain financial thresholds) or (ii) LIBOR plus a margin of between 2.50% and 3.00% (depending on certain financial thresholds). The Credit Facility also provides for an unused facility fee of 0.375%.

The Credit Facility contains financial covenants that require that we not permit our annual capital expenditures to exceed $20.0 million (plus any permitted carry over). We are also required to comply with additional financial covenants upon the occurrence of a Triggering Event, as defined in the Credit Facility.

Additionally, the Credit Facility contains a number of customary affirmative and negative covenants that, among other things, limit or restrict our ability to divest our assets; incur additional indebtedness; create liens against our assets; enter into certain mergers, joint ventures, and consolidations or transfer all or substantially all of our assets; make certain investments and acquisitions; prepay certain indebtedness; make certain restricted payments; pay dividends; engage in transactions with affiliates; create subsidiaries; amend our constituent documents and material agreements in a manner that materially adversely affects the interests of the lenders; and change our business.

The Credit Facility also contains customary events of default, including, without limitation: nonpayment of principal, interest, fees, and other amounts; material inaccuracy of a representation or warranty when made or deemed made; violations of covenants; judgments and cross-default to indebtedness in excess of specified amounts; bankruptcy or insolvency events; certain U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, events; failure to continue to be certified as a minority business enterprise; termination of, or the occurrence of a material default under, material contracts; occurrence of a material adverse effect; and change of control.

As of December 31, 2012, we had no outstanding borrowings on the Credit Facility and had a $50.0 million maximum borrowing base; of which $45.5 million is available, net of $4.5 million of outstanding letters of credit. During the year ended December 31, 2011, we issued a $4.0 million letter of credit as a credit enhancement for a new letter of intent. Such letter of credit was issued in connection with a guarantee of indebtedness of a related party for proposed transaction and was originally due to expire in July 2012. Prior to the expiration, the letter of credit was amended to extend the guarantee of the related party’s line of credit until July 2013. This guarantee liability for the full amount of $4.0 million remains in accrued liabilities as of December 31, 2012.

Waivers of Events of Default

On May 15, 2012 and again on June 15, 2012, we entered into a limited waiver agreement with PNC Bank regarding certain events of default resulting from the delayed issuance of our audited financial statements for the year ended December 31, 2011 and of our unaudited quarterly financial statements for the periods ended March 31, 2012 and June 30, 2012. The limited waiver agreement permitted us to maintain access to the Credit Facility with a post-closing obligation to deliver, no later than October 15, 2012, our audited financial statements for the year ended December 31, 2011 and our financial statements for the periods ended March 31, 2012 and June 30, 2012. We delivered our audited financial statements for the year ended December 31, 2011 to PNC Bank on October 15, 2012.

On October 11, 2012, we entered into an amendment to the Credit Facility that extended the due date for our unaudited quarterly financial statements for the periods ended March 31, 2012 and June 30, 2012 until November 30, 2012. On November 26, 2012 we entered into a second amendment to the Credit Facility that extended the due date for our unaudited quarterly financial statements for the periods ended March 31, June 30 and September 30, 2012 until January 15, 2013. We delivered our quarterly financial statements for the periods ended March 31, June 30 and September 30, 2012 to PNC Bank on January 15, 2013. On March 1, 2013, we entered into a third amendment to the Credit Facility that extended the due date for our unaudited monthly financial statements for the periods ended January 31, 2013 and February 28, 2013 until April 1, 2013 and April 15, 2013, respectively. We delivered our unaudited financial statements for the period ended January 31, 2013 to PNC Bank on April 1, 2013 and our unaudited monthly financial statements for the period ended February 28, 2013 on April 15, 2013.

12.125% Senior Notes, due 2018

On June 23, 2011 we issued $225.0 million of Notes due July 1, 2018 with a discount of $3.9 million. The Notes carry a stated interest rate of 12.125%, with an effective rate of 12.50%. Interest is payable semi-annually each January 1 and July 1, beginning on January 1, 2012. The Notes are secured by: (i) a first-priority lien on substantially all of our existing and future domestic plant, property, assets and equipment including tangible and intangible assets, other than the assets that secure the Credit Facility on a first-priority basis, (ii) a first-priority lien on 100% of the capital stock of our future material U.S. subsidiaries and non-voting stock of our future material non-U.S. subsidiaries and 66% of all voting stock of our future material non-U.S. subsidiaries and (iii) a second-priority lien on our accounts receivable, unbilled revenue on completed contracts and inventory that secure the Credit Facility on a first-priority basis, subject, in each case, to certain exceptions and permitted liens.

The Notes are general senior secured obligations and rank pari passu in right of payment with all of our existing and future indebtedness that is not subordinated, are senior in right of payment to any of our existing and future subordinated indebtedness, are structurally subordinated to any existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, and are effectively junior to all obligations under the Credit Facility to the extent of the value of the collateral securing the Credit Facility on a first priority basis.

Prior to July 1, 2014, we may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 112.125% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and any additional interest, with the net cash proceeds of certain equity offerings. Prior to July 1, 2015, we may redeem some or all of the Notes at a “make-whole” premium plus accrued and unpaid interest. On or after July 1, 2015, we may redeem some or all of the Notes at a premium that will decrease over time plus accrued and unpaid interest.

If we undergo a change of control, as defined in the indenture governing the Notes, or the Indenture, we will be required to make an offer to each holder of the Notes to repurchase all or a portion of its Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest penalty, if any, to the date of repurchase.

If we sell certain assets or experience certain casualty events and do not use the net proceeds as required, we will be required to use such net proceeds to repurchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

We entered into a registration rights agreement with the initial purchasers of the Notes. Under the terms thereof, we agreed to file an initial registration statement with the SEC by March 19, 2012, to become effective not later than June 17, 2012, providing for registration of “exchange notes” with terms substantially identical to the Notes. The terms of the agreement provide additional interest obligations for a late filing interest penalty, or “additional interest,” of 0.25% per annum of the principal amount of the Notes, which increases by an additional 0.25% per annum at the beginning of each subsequent 90-day period with a maximum interest penalty of 1.0% per annum, for each day we are delinquent in filing an initial registration statement with the SEC.

We were unable to file an initial registration statement with the SEC by March 19, 2012 and incurred an additional interest obligation for a late filing interest penalty of 0.25% per annum of the principal amount of the Notes through June 17, 2012 and 0.50% for the subsequent 90-day period. We were unable to cause the initial registration statement to be declared effective by June 17, 2012 and an additional interest obligation was incurred at 0.25% per annum of the principal amount of the Notes for each subsequent 90-day period. The maximum additional interest rate on the Notes may not exceed 1.00% per annum at any one time in aggregate. We incurred $1.3 million of penalty interest for the year ended December 31, 2012.

Unsecured Subordinated Notes Payable

In April and May 2010, unsecured subordinate notes payable in the amount of $13.3 million were issued to affiliates of a former shareholder. In June 2011, all of the unsecured subordinated notes and all accrued interest were paid. As of December 31, 2012 there was no outstanding principal. These notes would have been due December 18, 2012 with an annual rate of 18.0% with interest due quarterly. The proceeds from these notes were used for general working capital purposes. In conjunction with the issuance of the unsecured subordinated notes payable, 160,408 warrants were issued. The proceeds allocated to the warrants ($1.8 million) were included as additional paid-in capital and the resulting debt discount was being amortized through the date of maturity, December 18, 2012. In June 2011, we also purchased 117,050 of the warrants and wrote off the remaining unamortized debt discount.

Contractual Payment Obligations

As of December 31, 2012, our future contractual obligations are as follows (dollars in thousands):

	Total	2013	2014	2015	2016	2017	2018 and thereafter
Long-term debt obligations:
Senior notes payable (1)	$376,125	$28,359	$27,281	$27,281	$27,281	$27,281	$238,642
Credit Facility (2)	730	261	189	189	91	—	—
Operating lease obligations	17,324	7,006	6,310	3,731	277	—	—
Capital lease obligations	1,064	576	384	104	—	—	—

Total contractual commitments	$395,243	$36,202	$34,164	$31,305	$27,649	$27,281	$238,642

(1)	The amounts due presented in the table above include amounts related to additional interest penalties at the rate of one percent of the principal amount of the notes related to the delinquent filing of this registration statement and assume such penalties cease on June 30, 2013.
(2)	Includes an availability fee of 0.375% of the unused capacity and a charge of 3.25% on the portion of the Credit Facility utilized for letters of credit.

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet transactions include liabilities associated with non-cancellable operating leases, letter of credit obligations, and performance and payment bonds entered into in the normal course of business. We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Leases

We enter into non-cancellable operating leases for certain of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for use of facilities, vehicles and equipment rather than purchasing them. We may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease.

Guarantees

In October 2011, we issued a letter of credit as a guarantee of a related party’s line of credit. The maximum available to be drawn on the line of credit is $4.0 million. In the event of default on the line of credit by the related party, we will have the option to enter into a note purchase agreement with the lender or to permit a drawing on the letter of credit in an amount not to exceed the amount by which the outstanding obligation exceeds the value of the related party’s collateral securing the line of credit, but in no event more than $4.0 million. Our letter of credit was originally due to expire in July 2012. Prior to the expiration, the letter of credit was amended to extend the guarantee of the related party’s line of credit until July 2013.

Our exposure with respect to the letter of credit is supported by a reimbursement agreement from the related party, secured by a pledge of assets and stock of the related party. As of December 31, 2011, we concluded that it was probable that we will be required to perform for the full exposure under the guarantee and therefore recorded a liability in the amount of $4.0 million included in accrued liabilities in our condensed consolidated financial statements in the fourth quarter of 2011. This guarantee liability for the full amount of $4.0 million remains in accrued liabilities as of December 31, 2012.

Other Guarantees

We generally indemnify our customers for the services we provide under our contracts, as well as other specified liabilities, which may subject us to indemnity claims, liabilities and related litigation. As of December 31, 2012, we are not aware of any asserted claims for material amounts in connection with these indemnity obligations.

Seasonality

Our results of operations experience significant fluctuations because we have adopted the completed contract method of accounting for revenues and expenses from our construction and installation contracts. Substantially all of our revenues are generated from construction and installation contracts. Because of the nature of our business, a significant portion of contracts are completed during the fourth quarter of each year. Under the completed contract method, we do not recognize revenue or expenses on contracts until we have substantially completed the contract. Accordingly, a significant portion of our revenues and costs are recognized during the fourth quarter of each year. The recognition of revenue and expenses on contracts that span quarters may also cause our reported results of operations to experience significant fluctuations.

Additionally, we have historically experienced seasonal variations in our business, primarily due to the capital planning cycles of certain of our customers. Generally, AT&T’s annual capital plans are not finalized to the project level until sometime during the first three months of the year, resulting in reduced capital spending in the first quarter relative to the rest of the year. Further, on December 19, 2011, AT&T Inc. announced that it had terminated its agreement to acquire T-Mobile. Following termination of the merger agreement, we experienced a temporary decline in revenues from AT&T. As a result, we have historically experienced, and may continue to experience significant differences in operations results from quarter to quarter. As a result of these seasonal variations and our methodology for the recognition of revenue and expenses on projects, comparisons of operating measures between quarters may not be as meaningful as comparisons between longer reporting periods.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S GAAP requires our management to use judgment in the application of accounting policies, including making estimates and assumptions. We base estimates on our experience and on various other assumptions believed to be reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our consolidated financial statements. From time to time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. For a more detailed discussion of our significant accounting policies, see Note 2 to the audited consolidated financial statements.

Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Revenue Recognition

We enter into contracts that require the construction and/or installation of specific units within a network system. Revenue from construction and installation contracts is recorded using the completed contract method of accounting in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition. Under the completed contract method, revenues and costs from construction and installation projects are recognized only upon substantial completion of the project. Direct costs typically include direct materials, labor and subcontractor costs, and indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are recognized when it has been determined that a loss is probable.

We also enter into contracts to provide engineering and integration services related to network architecture, transformation, reliability and performance. Revenues from service contracts are generally recognized as the services are completed under the completed performance method, whereby costs are deferred until the related revenues are recognized. Services are generally performed under master or other services agreements and are billed on a contractually agreed price per unit on a work order basis.

Revenues for projects based on time and materials are recognized as labor and material costs are incurred. Revenues from other incidental services are recognized as the service is performed.

We intend to continually evaluate the application of the completed contract method of accounting, and in the future we may change our accounting method back to the percentage of completion method for some of our construction contracts. Items that would be considered in our analysis concerning the applicability of the completed contract method of accounting would include: (i) our assessment of the improvements we are currently working on related to our internal controls surrounding our ability to estimate project costs and related profit margins; and (ii) new or emerging accounting standards that we may be required to adopt that could potentially impact how we are required to account for our long-term construction projects.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards to be settled in the Company’s equity are valued at the date grant using the Black-Scholes option-pricing model based on certain assumptions, including risk-free interest rate, expected life, volatility and dividends. We estimate the expected volatility of the price of its underlying stock based on the expected volatilities of similar entities with publicly-traded securities. Currently there is no active market for the Company’s common shares and therefore we have identified several similar publicly held entities to use as a benchmark. The volatility was estimated using the median volatility of the guideline companies which are representative of the Company’s size and industry based upon daily stock price fluctuations. Compensation expense equal to fair value at the date of grant is recognized in compensation cost over the vesting period of the awards.

Income Taxes

We apply the asset and liability method in accounting and reporting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax rates expected to be in effect when these differences are expected to affect taxable income. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefits only to the extent, based on available evidence, that it is more likely than not such benefits will be realized. We recognize interest and penalties on income taxes as a component of income tax expense.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes. Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We are not subject to examination by the U.S. Federal taxing authorities for years prior to 2009 and by state and local taxing authorities for years prior to 2008.

Valuation of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such asset is necessary. This requires us to make long-term forecasts of the future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for our products and future market conditions. Estimating future cash flows requires significant judgment, and our projections may vary from the cash flows eventually realized. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value. In addition, we estimate the useful lives of our long-lived assets and periodically review these estimates to determine whether these lives are appropriate.

Quantitative and Qualitative Disclosures About Market Risk

Our primary exposure to market risk relates to unfavorable changes in concentration of credit risk and interest rates.

Credit Risk

We are subject to concentrations of credit risk related primarily to our cash and cash equivalents and our accounts receivable, including amounts related to costs in excess of billings on uncompleted projects. Substantially all of our cash investments are managed by what we believe to be high credit quality financial institutions. In accordance with our investment policies, these institutions are authorized to invest this cash in a diversified portfolio of what we believe to be high-quality investments, which primarily include short-term dollar denominated bank deposits to provide Federal Deposit Insurance Corporation backing of the deposits. We do not currently believe the principal amounts of these investments are subject to any material risk of loss. In addition, as we grant credit under normal payment terms, generally without collateral, we are subject to potential credit risk related to our customers’ ability to pay for services provided. This risk may be heightened as a result of the depressed economic and financial market conditions that have existed in recent years. However, we believe the concentration of credit risk related to trade accounts receivable and costs in excess of billings on uncompleted contracts is limited because of the financial strength of our customers. We perform ongoing credit risk assessments of our customers and financial institutions.

Interest Rate Risk

The interest on outstanding balances under our Credit Facility accrues at variable rates based, at our option, on the agent bank’s base rate (as is defined in the Credit Facility) plus a margin of between 1.50% and 2.00%, or at LIBOR (not subject to a floor) plus a margin of between 2.50% and 3.00%, depending on certain financial thresholds. We had no outstanding borrowings under our Credit Facility as of December 31, 2012. Our notes payable balance at December 31, 2012 is comprised of our senior secured notes due in 2018, which bear a fixed rate of interest of 12.125%. Due to the fixed rate of interest on the notes, changes in interest rates would not have an impact on the related interest expense.

Internal Controls and Procedures

Background

We are a private company and have historically maintained limited accounting personnel to perform our accounting processes and limited supervisory resources with which to support our internal control over financial reporting.

Upon completion of the exchange offer we will be required to comply with certain aspects of the Sarbanes-Oxley Act of 2002 that we have previously not been required to comply with. For example, beginning with our first periodic report after the completion of the exchange offer, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports. We will also be subject to and required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002. This standard requires management to establish and maintain internal control over financial reporting and make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We will be required to make our first assessment of our internal control over financial reporting following the year that our first annual report is filed or required to be filed with the SEC. Because we are a debt filer, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting. To better ensure compliance with the requirements of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and financial reporting staff.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Although we did not perform a formal assessment of internal control over financial reporting, we evaluated deficiencies identified in connection with the preparation and audit of our consolidated financial statements for the fiscal year ended December 31, 2012 in accordance with the framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. The following control deficiency represents a material weakness in our internal control over financial reporting as of December 31, 2012:

Purchasing and Inventory Management: We did not maintain sufficient controls over our purchasing and inventory management process. Specifically (a) the controls surrounding the tracking of inventory movements between warehouses and job sites was not sufficient to ensure that inventory was appropriately recorded and that inventory not used at job sites was returned to warehouses on a timely basis; and (b) controls and processes to properly match returned inventory to the appropriate project to ensure accurate project costs and profitability either were not present or did not operate effectively.

Over the course of the audit of its 2011 financial statements, both the Company and its auditors, KPMG LLP, identified accounting errors and internal control deficiencies, which collectively called into question the Company’s ability to properly make and update its estimates as is required to properly apply the percentage of completion, or POC, method of accounting. The Company has since concluded it had not previously maintained the proper internal controls necessary for it to make reliable estimates as required under the application of the POC method of accounting which the Company had previously utilized to recognize revenue from its construction contracts. After consultations with KPMG LLP and with the SEC staff, the Company concluded on August 21, 2012 that the completed contract method of accounting, or the Completed Contract Method, would be a more appropriate and reliable method under which to recognize revenue from the Company’s construction contracts given the material weaknesses in internal controls that existed related to the Company’s application of POC, even though POC is generally the preferred method of accounting for construction contracts. The Company also applies the completed performance model to recognize revenues for some of its contracts, which is essentially the same as the Completed Contract Method. Accordingly, the Company has restated its previously issued financial statements as of December 31, 2010 and for each of the years ended December 31, 2010 and 2009 to reflect revenues from the Company’s construction contracts under the Completed Contract Method rather than the POC method. These financial statements are presented elsewhere in this registration statement.

In all financial statements the Company had previously issued, revenues from its construction contracts were accounted for under the POC method, whereby revenue and the costs of earned revenue were recorded as work on the contracts progressed and costs were incurred. Under the Completed Contract Method, revenue and cost are deferred, and recognized in the statement of operations only upon substantial completion of the project. The change to the Completed Contract Method had no effect on the ultimate amount of revenue and cost the Company will recognize in its financial statements over the course of a particular contract. It does, however, cause revenues and costs to be recognized in later periods than they would be recognized under the POC method of accounting. This accounting change had no impact on any amounts that have been invoiced to the Company’s customers and also has no impact on the Company’s cash flows.

Management’s Remediation Initiatives and Changes in Internal Control over Financial Reporting

We continue to make progress towards achieving the effectiveness of our disclosure controls and procedures. Remediation generally requires making changes to how controls are designed and then adhering to those changes for a sufficient period of time such that the effectiveness of those changes is demonstrated with an appropriate amount of consistency. We believe that we have made significant improvements in our internal control over financial reporting and are committed to remediating our material weaknesses. Our remediation initiatives summarized below are intended to further address our specific material weaknesses and to continue to enhance our internal control over financial reporting. Each of these remediation initiatives constitutes a change in our internal control over financial reporting made subsequent to December 31, 2012:

•	We hired a permanent Chief Financial Officer on January 1, 2012;

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Our Board of Directors has undertaken an active role in the following areas: (i) ensuring that previously identified material weaknesses in our internal control are remediated in a timely fashion; (ii) ensuring the proper control environment is established and maintained in the Company at all times; and (iii) exercising more direct oversight of both our financial reporting and our internal control over financial reporting;

•	We have added additional people to our accounting and finance staff as well as other key support areas such as supply chain and information technology;

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We have invested significantly in outside experts and advisors to assist with ensuring that our restatements were performed correctly as well as with designing new business processes related to our revenue recognition methodology;

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We are in the process of evaluating vendors to assist us with the implementation of a whistleblower hotline. Upon completion of our evaluation, we expect to implement a whistleblower hotline for employees and other third parties to anonymously report concerns over matters related to the Company’s financial reporting; and

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We are actively searching for at least one independent member to join our Board of Directors who would be considered a financial expert so that we can establish an audit committee to provide oversight to our financial reporting and manage the relationship with our external auditors. Our Board has begun the process of interviewing candidates to fill this role.

Changes in Accountants

BKD, LLP

BKD, LLP, or BKD, audited the Company’s financial statements for the years ended December 31, 2010 and 2009. As discussed above, these annual financial statements have been restated and are not included in this filing. In connection with the Company’s appointment of Ernst & Young LLP, or EY, as its independent registered public accounting firm for the fiscal year ended December 31, 2011, the Company dismissed BKD effective following the conclusion of BKD’s quarterly review of the Company’s condensed consolidated financial statements as of and for the three- and six-month periods ended June 30, 2011.

The audit reports of BKD on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2010 and 2009, and the subsequent interim period through September 27, 2011, there were no disagreements between the Company and BKD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of BKD, would have caused BKD to make reference thereto in its reports on the consolidated financial statements for such years.

During the two fiscal years ended December 31, 2010 and 2009, and the subsequent interim period through September 27, 2011, BKD reported the following internal control matters that constitute “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K: (i) a 2011 control deficiency that represented a material weakness in the Company’s internal control over financial reporting related to the timeliness of accounts payable cut-off for contract services, (ii) a 2010 control deficiency that represented a material weakness in the Company’s internal control over financial reporting related to the timeliness of the communication of certain material events and transactions to the accounting department, and (iii) two 2009 control deficiencies that represented material weaknesses in the Company’s internal control over financial reporting related to (a) the timeliness of accounts payable cut-off for certain goods received or services performed and (b) the accuracy of management’s estimates of costs to complete. The Company authorized BKD to respond fully to the inquiries of the Company’s newly appointed independent registered public accounting firm concerning the subject matter of these items. Other than as disclosed under the heading “—BKD, LLP,” there did not exist any “reportable events” during the fiscal years ended December 31, 2010 and 2009, and the subsequent interim period through September 27, 2011.

Ernst & Young LLP

On September 27, 2011, the board of directors approved the selection of EY to serve as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2011. During the two fiscal years ended December 31, 2010 and 2009, and the subsequent interim period through September 27, 2011, the Company did not consult with EY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that EY concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event,” as those terms are defined in Item 304 of Regulation S-K.

The engagement of EY as the Company’s new independent registered public accounting firm became effective immediately for the quarterly review of the Company’s condensed consolidated financial statements as of and for the three- and nine-month periods ended September 30, 2011.

Effective January 23, 2012, the board of directors terminated EY as the Company’s independent registered public accounting firm. During its tenure, EY did not prepare or deliver any audit reports pertaining to the consolidated financial statements of the Company and its subsidiaries for any period, including any audit reports of EY that contain any adverse opinion or disclaimer of opinion, nor any reports qualified or modified as to uncertainty, limitation of audit scope or accounting principles.

During the period of EY’s engagement from September 27, 2011 through January 23, 2012, EY reported the following internal control matters that constitute “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K (which material weaknesses set forth in items (i) and (iii) below had been previously communicated by the Company’s former independent registered public accounting firm): (i) a 2011 control deficiency that represented a material weakness in the Company’s internal control over financial reporting related to the timely communication by the Company’s executive management of the existence of, and granting of access to, material contracts and agreements to the finance and accounting function, and the proper evaluation of such material contracts and agreements by the finance and accounting function for purposes of financial accounting and disclosure; (ii) 2011 control deficiencies that represented, in the aggregate, a material weakness in the Company’s internal control over financial reporting related to the Company’s control environment, including that (a) none of the members of the board of directors are independent; (b) the board of directors does not currently have an audit committee comprised of independent directors; (c) management has not fully corrected previously identified controlled deficiencies on a timely basis and (d) there is no formal mechanism (for example, a “whistleblower hotline”) for employees to report concerns about accounting, auditing, information technology or other internal control issues and (iii) a 2011 control deficiency that represented a material weakness in the Company’s internal control over financial reporting related to the timeliness of accounts payable cut-off for contract services.

During the period of EY’s engagement from September 27, 2011 through January 23, 2012, EY reported to the board of directors other matters that constitute “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K. In connection with its review of the Company’s condensed consolidated financial statements as of and for the three- and nine-month periods ended September 30, 2011, EY received a communication from an employee of the Company expressing concerns regarding the employee’s ability to fully and timely comply with an EY information request based upon the employee’s communications with a specified executive officer of the Company. As a result of this communication, EY advised the Company’s Chief Executive Officer of the need to expand the scope of the audit and requested that an investigation be conducted into whether material information was withheld from external auditors or if instructions were given to Company personnel to withhold such information, or the Investigation. Additionally, EY supplementally advised the Company’s Chief Executive Officer that it was suspending the performance of audit services effective December 12, 2011 until the Company had taken certain actions, including those related to the Investigation. The board of directors engaged the Company’s outside legal counsel to perform the Investigation. The Company’s outside counsel discussed the procedures and parameters of the Investigation with the board of directors as well as with KPMG.

On January 17, 2012, the results of the Investigation were presented to the board of directors and communicated to EY. Counsel reported that, based on the documents reviewed and interviews conducted pursuant to the Investigation, no credible evidence was found to conclude that material information was withheld from EY or that the specified senior executive officer of the Company instructed Company personnel to withhold material information from EY. The Investigation was not subject to audit procedures by EY prior to their dismissal.

In discussing the above “reportable events” with the Company’s Chief Executive Officer and the suspension of its audit services effective December 12, 2011, EY also advised the Company that it no longer believed that it could complete its audit of the Company’s consolidated financial statements for the year ended December 31, 2011 in time for the Company’s required initial filing on March 19, 2012 of a registration statement on Form S-4 concerning the exchange of notes. Subsequently, based upon the consideration of these and other factors, the board of directors determined that it was in the best interests of the Company to terminate EY’s relationship as the Company’s independent registered public accounting firm.

The Company hired a permanent Chief Financial Officer effective January 1, 2012. Additionally, the Company has formed a compliance committee and has begun further steps to remediate all of its identified material weaknesses.

Other than as disclosed under the heading “—Ernst & Young LLP,” during the registrant’s two most recent fiscal years and any subsequent interim period preceding such termination, there was not any: (i) disagreement with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in connection with any report EY would have issued or (ii) reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

EY was authorized by the Company to respond fully to the inquiries of the Company’s successor independent registered public accounting firm concerning the matters described under the heading “—Ernst & Young LLP.”

KPMG LLP

On January 18, 2012, Company counsel presented to KPMG the results of the Investigation. Effective January 23, 2012, the board of directors unanimously approved the appointment of KPMG as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2011.

Other than as disclosed in the preceding paragraph, during the two fiscal years ended December 31, 2011 and 2010, and the subsequent interim period through January 23, 2012, the Company did not consult with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that KPMG concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event,” as those terms are defined in Item 304 of Regulation S-K.

Each of BKD, EY and KPMG has been provided with a copy of the disclosure under this “Changes in Accountants,” and BKD and EY have furnished to the board of directors a letter addressed to the SEC with respect to the statements about its firm contained herein.

BUSINESS

Overview

Since our founding in 2000, we have grown to be a leading national provider of end-to-end outsourced network infrastructure, engineering and technical services to the wireless industry in the United States. Our services include the design, engineering, construction, deployment, integration and maintenance of converging wireless networks. Our highly specialized and technical services are critical to the capability of our customers to deliver voice, data and video services to their end users. We believe our proven ability to offer a wide range of services quickly and effectively for the full wireless network lifecycle provides a differentiated value proposition to our customers. For the years ended December 31, 2011 and 2012, we generated revenues of $781.1 million and $650.9 million, respectively, and net income (loss) of $19.3 million and $(2.5) million, respectively.

Several favorable trends exist in the telecommunications industry that are driving the growth of our business. The wireless industry is going through an unprecedented phase of expansion and increased complexity as the number of wireless users and their consumption of mobile data continues to grow rapidly. Users are upgrading to more advanced mobile devices, such as smartphones and tablets, and accessing more bandwidth-intensive applications. According to Cisco Visual Networking Index: Forecast and Methodology, 2011-2016, dated May 30, 2012, internet traffic from wireless devices will exceed traffic from wired devices by 2016 when Wi-Fi and mobile devices will account for 61% of internet data traffic. These developments are creating significant challenges for service providers to manage increasing network congestion and continually deliver a high quality user experience. In response, carriers, governments and enterprises are making significant investments in their wireless infrastructure, such as by upgrading networks to the Long Term Evolution, or 4G-LTE, standard, and by integrating new technology, such as small cell technologies, into wireless networks. In an effort to deploy capital more efficiently and to ensure schedule attainment, wireless carriers and original equipment manufacturers, or OEMs, have increased their dependency on an outsourcing model for these investments. We believe our leading reputation and capacity to provide services on a national scale positions us to increase our market share and capitalize on future growth opportunities in the wireless telecommunications industry.

We have established strong relationships with leading telecommunications companies, including AT&T Inc. and Alcatel-Lucent USA Inc., or Alcatel-Lucent, with whom we have multi-year master service agreements. We have also been awarded work from NSN in October 2011 and CenturyLink, Sprint, U.S. Cellular and Windstream in 2012.

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Our relationship with AT&T Inc. began in 2002 with Cingular Wireless LLC and Southwestern Bell Telephone Company and has subsequently grown in scope. Currently, we provide site acquisition, construction, technology upgrades, Fiber to the Cell, commonly referred to as “FTTC,” and maintenance services for AT&T Mobility LLC, or AT&T, in nine states, comprising nine distinct AT&T markets, or Turf Markets, pursuant to a multi-year master service agreement that we entered with AT&T and have amended and replaced from time to time, or collectively the “Mobility Turf Contract.” On October 30, 2012, approximately two years prior to the scheduled expiration of the Mobility Turf Contract, AT&T extended the term of the Mobility Turf Contract to November 30, 2015.

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In November 2009, we entered into an outsourcing arrangement with Alcatel-Lucent whereby we moved 461 U.S.-based engineering and integration specialists from Alcatel-Lucent to our payroll and secured a five-year agreement with Alcatel-Lucent that expires on December 31, 2014, or the Alcatel-Lucent Contract.

These two customers generated approximately 99.1% and 96.6% of our revenues for the years ended December 31, 2011 and 2012, respectively, and we believe our long-standing relationships and multi-year contracts with these customers create a level of predictability and visibility to our future revenue and profitability. Our estimated backlog, which is based on historical trends, anticipated seasonal impacts and estimates of customer demand based upon communications with our customers, was $1.1 billion as of December 31, 2012 through June 30, 2014. Our estimated backlog as of December 31, 2011 through June 30, 2013 was $1.0 billion.

The following diagram illustrates the locations that we have performed services during 2012 and cell sites that we were assigned to maintain during 2012:

Acquisition of the Custom Solutions Group of Cellular Specialties, Inc.

On February 28, 2013, we completed the acquisition of the Custom Solutions Group of Cellular Specialties, Inc., which provides indoor and outdoor wireless distributed antenna system and Wi-Fi solutions, services, consultations and maintenance. The purchase price consists of $18.0 million in cash, earn-out payments of up to an aggregate of $17.0 million through December 31, 2015 and the assumption of certain liabilities related to the acquired business. We believe the acquisition will help us better serve our customers’ evolving needs by addressing the increasingly used in-building distributed antenna systems (DAS), small cells and Wi-Fi offload solutions.

Our Services

We help wireless carriers and OEMs design, engineer, construct, deploy, integrate, maintain and decommission critical elements of telecommunications network infrastructure through our two operating segments, Professional Services (previously referred to as Network Services and Technology) and Infrastructure Services (previously referred to as Network Infrastructure Services). We believe our ability to provide this combination of services on a national scale is a distinct competitive advantage because it provides customers with a complete outsourced services offering, which equates to improved quality, timing and cost efficiency.

For the years ended December 31, 2010, 2011 and 2012, the Professional Services (PS) division generated 26.4%, 11.7% and 12.2% of our revenue and the Infrastructure Services (IS) division generated 73.6%, 88.3% and 87.8% of our revenue, respectively. Revenues, cost of revenues, gross profit, and gross margin by segment as of and for the three-year period ended December 31, 2012 are as follows (dollars in thousands):

	Fiscal Year Ended December 31,
	2010		2011		2012
	PS	IS	PS	IS	PS	IS
Revenue	$102,905	$286,181	$91,650	$689,441	$79,140	$571,773
Cost of Revenues	$83,291	$265,654	$78,369	$579,230	$65,200	$471,638
Gross Profit	$19,614	$20,527	$13,281	$110,211	$13,940	$100,135
Gross Margin	19.1%	7.2%	14.5%	16.0%	17.61%	17.51%

The following diagram illustrates our customers’ recurring need for the services we provide:

Traffic and usage patterns continually change as users discover new services on their devices and upgrade or acquire new devices (such as smartphones and tablets). As carriers identify usage changes on their networks, they often engage us to engineer, implement and integrate network technology upgrades, such as 4G-LTE, capacity upgrades for incumbent technologies, such as 3G, or coverage enhancements. In addition, to reduce churn and improve their quality of service, as carriers identify network performance issues relating to dropped calls and other issues, we are often engaged to perform maintenance services, including (i) grooming and optimization, (ii) corrective maintenance, (iii) capacity and coverage upgrades and (iv) additions of new cell sites.

Professional Services

Our Professional Services segment provides customers with highly technical services primarily related to installing, testing and commissioning or decommissioning of core, or “central office,” equipment of wireless carrier networks from a variety of vendors. These services include network design, engineering, optimization and maintenance. We also provide the engineering services of deployment, radio frequency and integration engineering. Additionally, we offer staffing services on a temporary contract basis to OEMs and carriers for their technical operations. When a network provider integrates a new element into its live network or performs a network-wide upgrade, a team of in-house engineers from our Professional Services segment can administer the complete network design, equipment compatibility assessments and configuration guidelines, the migration onto the new or modified network and the network activation.

Infrastructure Services

Our Infrastructure Services segment provides program management services of field projects necessary for deploying, upgrading and maintaining wireless networks. We support wireless carriers in their introduction of critical new services such as 4G-LTE, the addition of new cell sites, improvement of coverage at their existing sites through technology upgrades or enhancements and the maintenance of their cell sites. When a network provider contracts for our services to build or modify a cell site, our Infrastructure Services segment handles all the required pre-construction leasing, zoning, permitting and entitlement activities for the acquisition of the site, prepares site designs, structural analysis and certified drawings after analyzing a customer’s needs and manages the construction or modification of the site including tower-top and ground equipment installation, drive-testing verification and site commissioning. These services are managed by our wireless project and construction managers and are performed by a combination of scoping engineers, real estate specialists, ground crews, line and antenna crews and equipment technicians, either employed by us or retained by us as subcontractors.

The Infrastructure Services segment also provides wireless backhaul services (FTTC) to wireless carriers from existing points in their fiber networks to thousands of cell sites needing the bandwidth and Ethernet capabilities for launching 4G-LTE networks or upgrading backhaul capacity at 3G sites. This fiber work often involves the planning, route engineering, right-of-way and permitting, logistics, project management, construction inspection and optical fiber splicing and connection work necessary to extend existing optical fiber networks owned by wireline telecommunications carriers, typically between one-half mile and three miles, to those cell sites of the various wireless carriers. Our FTTC services can ensure backhaul/fiber planning aligns with the scheduled capacity needs of the wireless carrier. Similar to our service offerings directly to the wireless carrier market, our fiber backhaul solutions are bundled with services from our Professional Services segment.

Industry

We believe the following industry trends will increase the size of the outsourced wireless market and drive increased demand for our services:

Growing Wireless Market Driven by Increasing Demand for Wireless Services

We are addressing a vast and growing market opportunity resulting from an unprecedented increase in both the number of wireless devices and their consumption of mobile data services. Wireless data growth in North America is forecasted to increase at a compound annual rate of 56% from 2012 through 2017, according to Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2012-2017, dated February 6, 2013, as smartphones, tablets, laptops, 3G and 4G-LTE modems and other telecommunications devices are becoming increasingly utilized by consumers. An October 2010 study conducted by the Federal Communications Commission, or FCC, estimates that mobile data demand in the United States will exceed available wireless capacity in the near-term, growing to between 25 and 50 times 2010 levels of demand by 2014. This capacity shortfall will require service carriers to build-out new infrastructure and invest in existing infrastructure to avoid slow data connections and dropped calls that negatively impact the experience of their customers and result in costly churn to wireless service carriers.

Spending on wireless data services has grown at double digit rates since 2005 and is forecasted to increase at a compounded annual growth rate, or CAGR, of approximately 18% from $95 billion in 2012 to $184 billion in 2016. Spending on data services rose by a third in 2012, and during the next four years is expected to increase by an estimated 94 percent. By 2016, data services are projected to comprise more than 72 percent of total wireless services spending. The following chart illustrates historical and projected growth in the domestic wireless data services market:

Source: Telecommunications Industry Association, citing Consumer Electronics Association and Wilkofsky Gruen Associates, 2013.

Need for Ongoing Capacity Management and Network Modernization to Address Growing Demand and Complexities

The rapid evolution of services, technology and usage in wireless networks is driving service providers to undertake a number of initiatives to increase coverage, capacity and performance of their existing networks. Three major ways that carriers can meet traffic and data demands include: (i) improving the macro network layer by upgrading the radio access of existing sites to new technologies such as 4G-LTE, which can then be further enhanced by adding more antennas, more spectrum and advanced processing within and between nodes; (ii) increasing the density of the macro network layer by adding additional cell sites; and (iii) supplementing the macro network with small cell technology, creating a heterogeneous network. The addition of cell sites to an existing network alone is a substantial market opportunity. According to the 2013 Market Review and Forecast © 2013 by the Telecommunications Industry Association, or the TIA Report, wireless data growth will result in the addition of approximately 49,000 new cell sites, or a 16% cumulative increase, between 2013 and 2016. Based on our cost estimate of $150,000 per cell site, these new cell sites would cost carriers approximately $7.4 billion.

Given the multiple approaches that carriers are utilizing to address the growing demand placed on their networks, these networks are becoming increasingly complex and require active monitoring and management. As a result, wireless carriers will be required to perform ongoing optimization of their networks to ensure competitive service levels to their customers. This provides an opportunity for services partners of carriers to provide ongoing solutions relating to network balancing, optimization, downscaling and decommissioning and capacity alignment.

Increasing Implementation of Small Cell Site and DAS Technology

Escalating demand for wireless services has caused carriers to begin offloading mobile traffic from macro networks to preserve available spectrum through small cell and distributed antenna system, or DAS, technology. Small cells are low-powered radio access units that have an approximate range of 10 to 200 meters as compared to a typical wireless macro cell having a range of a few kilometers. Compared to the traditional macro cell, small cell technology features a higher quantity of smaller transmitters at a cell site, which boosts the coverage and capacity of wireless networks, results in fewer “dead zones” and reduces competition for cellular tower resources. DAS is a way to efficiently offload data from cell towers and distribute it to wireless connections inside sports stadiums or large buildings. DAS technology consolidates the wireless connections building occupants often need—including cellular, emergency bands and Wi-Fi—into a few centralized locations and then route the signals from those connections through a single wireless antenna infrastructure that is deployed throughout the building.

Wireless carriers are in the early stages of implementing small cell solutions, often in conjunction with DAS, to extend their service precisely and inexpensively in dense urban areas. Industry studies estimate that more than 500,000 small cells, exclusive of femtocells, will be deployed in the U.S. by the end of 2016 according to the Small Cells and Carrier Wi-Fi report published by ABI Research on June 29, 2012. Increased network complexities and capacity needs will require network providers to evolve their networks into a heterogeneous architecture involving a combination of macro cells and small cells. Deployment and optimization of these diversified architectures will require a full array of network services, which we expect will drive increasing reliance on infrastructure services providers.

Small cell network and DAS deployments will create a new and very different set of challenges for network operators and their outsourced service providers including complex logistics, differentiated site acquisition strategies, reduced revenue per service and increased device management costs. The small cell and DAS cost models, volume and unique technological challenges will drive the need for increased standardization, consistency and ultra-efficient processes. We believe the combination of higher site volume and lower services revenue per site across pre- and post-deployment small cell and DAS services, as compared to macro cell services, will drive the need for fewer, larger and more financially stable outsourced service providers that will be capable of providing a full range of services across a large geographic footprint in a cost effective manner.

Evolution to 4G-LTE Wireless Standard Driving Infrastructure Buildouts

To meet the increased demand for wireless data services, several wireless carriers, including AT&T, have begun upgrading their wireless networks to support the 4G-LTE wireless standard. According to Gartner Market Statistics’ Forecast: Mobile Connections by Technology, Worldwide, 2009-2016, the number of 4G-LTE mobile connections in North America is expected to grow at a CAGR of 125.3% from 2010 to 2016. In addition, Apple Inc. introduced the next generation of its smartphone in September 2012, which supports 4G-LTE and will drive additional end-user demand for 4G-LTE networks. The 4G-LTE network evolution will be accomplished primarily through: (i) purchase of additional spectrum; (ii) deployment of additional and upgraded equipment at existing sites; (iii) construction of additional backhaul capacity and (iv) proliferation of small cell site and DAS across high-density urban areas. We believe the 4G-LTE network buildout of wireless networks by carriers could take at least five years and will require comprehensive service providers to assist in the implementation and ongoing maintenance of these 4G-LTE networks.

Increasing Trend for Carriers to Outsource Non-Core Services

Service providers are under mounting competitive pressure to deliver a high level of performance and additional next generation services to their customers. As a result, many service providers have outsourced many of the non-core services required to design, build and maintain their complex network offerings, which provides them better flexibility, efficiency and lower costs than self-performing these services. According to the TIA Report, services in support of wireless infrastructure in the United States has grown annually at a 7.2% rate from 2005 through 2012 and is expected to continue to grow at an 8.8% rate through 2016, becoming a $27 billion market. The Telecommunications Industry Association estimates that approximately two-thirds of this spending on services in support of wireless infrastructure is outsourced.

Growing Demand for Wireless Services in Adjacent Markets

The positive trends in the wireless telecommunications industry are also relevant to numerous other markets, including the public safety and enterprise markets. We foresee a large opportunity in the governmental telecommunications infrastructure market. In February 2012, a federal law was amended that provides for the creation of a nationwide interoperable broadband network for police, firefighters, emergency medical service professionals and other federal, state and local public safety personnel. This legislation established the First Responder Network Authority, or FirstNet, charged with the deployment and operation of this network, and allocated FirstNet $7 billion in funding towards deployment of this network, as well as $135 million for a new state and local implementation grant program.

Additionally, faced with the rapidly growing number of wireless devices and increased user demand requirements, enterprises have begun to deploy wireless infrastructures within their organizations. Historically, most enterprises had limited use of wireless networks due to reliability, security and complexity issues but are now seeking to strategically integrate wireless networks for business-critical converged voice, video and data applications. We believe that we are in the beginning of a long-term transition from wired networks to increasing usage of wireless networks within enterprises and that significant opportunity exists for wireless specialists to serve the increasingly complex requirements of those enterprises.

Our Business Strengths

We believe the following business strengths position us to capitalize on the anticipated growth in demand for our services:

End-to-end Service Offering Providing Compelling Value Proposition

As the telecommunications sector continues to evolve and become more complex due to increasing demand for wireless data, wireless carriers and OEMs will increasingly seek outsourced providers that can seamlessly service the full wireless network lifecycle. Accordingly, we believe our end-to-end service offering provides a compelling and differentiated value proposition to the marketplace. Many infrastructure services providers do not offer the professional network services of design, integration, optimization and business consulting. As a result, telecommunication companies typically need separate professional services companies to provide complementary and higher-end services, creating incremental project coordination and financial risks. Our ability to seamlessly provide both of these solutions to our customers reduces the associated risks and limits inefficiencies associated with service provider transitions, thus improving overall quality and schedule attainment and reducing costs for wireless carriers and OEMs.

Reputation for Consistent, High Quality Service and Technical Expertise

We maintain an exemplary track record with our customers and consistently outperform delivery targets on safety, quality and an on-time delivery basis. Our technical expertise is supported by a staff of 527 engineers as of April 15, 2013. In 2012, we earned quality scorecard ratings of over 90% from AT&T while also performing critical wireless Turf Market work 15% faster than the composite of all Turf Market vendors. In 2012, our safety rating (reported incidents) assigned by OSHA was in the top half of all companies in our industry. We believe our consistent operational execution and strong technical capabilities have translated into high customer satisfaction.

We are also a leader in assisting carriers in the deployment of 4G-LTE technology, having assisted AT&T with the deployment of 4G-LTE in the first five cities in which AT&T launched 4G-LTE service. As our experience has grown, we have increased our profitability on 4G-LTE installations. Additionally, our customers further rely on us for our leading safety credentials, with a track record that outperforms the industry average pursuant to OSHA incident rates. We believe our reputation for technical expertise and high quality, reliable service provides us with an advantage when competing for new contracts and maintaining and expanding our current customer relationships.

Long-term Relationships with Key Wireless Customers

We have long-standing relationships with two of the largest telecommunication companies, AT&T Inc. and Alcatel-Lucent. We believe we serve as a strategic partner to our customers’ services organizations. Although substantially all of our revenue during the year ended December 31, 2012, was derived from work performed under multi-year MSAs with these customers, AT&T assigns work to us under our MSA on a market-by-market basis as the sole, primary or secondary vendor in 9 of AT&T’s 31 individually managed discrete Turf Markets. Our reputation and experience enhance the loyalty of our customers and position us to become an increasingly important service provider in the outsourced wireless telecommunications industry, and the visibility into future revenues provided by these long-term relationships assists us in profitably managing our business.

National Footprint with Scalability of Operations

We have established significant scale and have the proven ability to increase our operations to meet the needs of our customers. We have developed a nationwide platform with 21 regional offices and warehouses in 12 states across the United States as of April 15, 2013. With over 1,600 telecommunication professionals, including over 520 engineers, as of April 15, 2013, and an extensive network of subcontractors, we have the ability to execute large and complex, multi-location projects across the United States by allocating personnel and resources quickly and efficiently. Our extensive experience provides us with a proven framework to quickly replicate the services we provide, thereby maximizing efficiency. As of April 15, 2013, through our MSA with AT&T, our largest customer, we service 5 of the 10 most populous cities in the United States. The Turf Markets that AT&T has assigned to us cover an estimated 26.7% of the total U.S. population based upon 2010 census data.

Experienced Management Team with Exceptional Track Record

Our proven and experienced management team has an exceptional track record and plays a significant role in establishing and maintaining long-term relationships with our customers, supporting the growth of our business and managing the financial aspects of our operations. Under their leadership, we have grown substantially to become one of the largest providers of wireless infrastructure services in the United States. Our management team possesses significant industry experience and has a deep understanding of our customers and their performance requirements. Since our founding in 2000 by our Executive Chairman, John Goodman, our revenue has increased to $650.9 million in 2012 with average annual revenue growth of 31% over the three years ended December 31, 2012. Many of our new business relationships in the last year have been developed from long-standing relationships between management and our customers.

Our Growth Strategies

Our mission is to leverage our market leading capabilities to take advantage of a number of long-term favorable industry trends. We have developed a multi-year strategic plan to grow and improve our business, which includes the following strategies:

Capitalize on Rapid Growth in the Wireless Carrier Sector

Rapidly increasing data usage on wireless networks and expanded development and consumer usage of innovative telecommunications devices have led to a significant increase in the amount of data traffic on wireless networks. These trends are driving service providers to increase capacity and upgrade cell sites nationwide to handle current and future wireless data traffic demands and to improve wireless quality, reliability and performance. In addition, the wireless industry is in the early stages of 4G-LTE buildout, small cell site proliferation and DAS deployments. We expect to benefit from these developments in both the near- and long-term. We believe our end-to-end service capabilities, geographic reach and reputation for quality position us to capitalize on these opportunities and trends in the wireless sector and grow our business.

Continue to Increase our Operational Capabilities

We believe our comprehensive range of network services and reputation for outstanding performance differentiate us in the marketplace. We plan to continue to develop our service and technical capabilities to ensure we remain highly valued to our customers and have the capabilities needed to effectively and profitably manage our operations. As our business expands and telecommunications technology evolves, we will continue to invest in processes, programs and systems designed to enhance our operational performance, profitability and cash flow.

Selectively Pursue New Profitable Long-Term Relationships

We have developed strong relationships with our two largest customers, AT&T and Alcatel-Lucent. We intend to primarily pursue similar long-term relationships with new customers. Historically, we have often declined opportunities for short-term services projects in order to focus on long-term opportunities that generate more predictable results without sacrificing acceptable profit margins. Our ability to secure these contractual relationships is demonstrated through the recent establishment of relationships with CenturyLink, NSN, Sprint, U.S. Cellular, and Windstream. We believe that there are significant opportunities to continue expanding our scope of work with our new and existing customers.

Extend Capabilities to Adjacent Wireless Markets

We plan to apply the wireless expertise we have developed serving wireless carriers and OEMs to expand into the enterprise and public safety markets. The U.S. market for services in support of enterprise networks is estimated at $415 billion for 2013 and is expected to grow to $497 billion by 2016, according to the TIA Report. The growth of the enterprise network services industry is driven by growth in cloud-based services and the continued proliferation of tablets and smartphones. As their employees increasingly use mobile devices to conduct critical business activities, enterprises are requiring enhanced speed and coverage from their wireless networks. For many enterprises, small cell and DAS are effective solutions to increase data throughput in their networks. Significant overlap exists among the services we provide to network carriers and those needed by enterprise networks. In February 2013, we acquired the Services Division, or the Custom Solutions Group, of Cellular Specialties, Inc. The acquisition significantly strengthens our position in some of the fastest growing areas of the wireless infrastructure industry: in-building distributed antenna systems (DAS), small cells and Wi-Fi offload.

We also see a considerable opportunity to address the public safety market. Our initial entry will focus on providing services to federal agencies. We believe an immediate opportunity for growth in the public safety sector is the planned $7 billion deployment of a nationwide interoperable broadband network for public safety officials over the next 10 years by FirstNet, an independent authority within the Department of Commerce’s National Telecommunications and Information Administration. Although actual physical deployment is not expected to begin until 2014, there is significant planning, design and engineering to be performed prior to physical deployment. Our Professional Services and Infrastructure Services segments offer the capabilities, scale, reputation and knowledge to provide substantial support in the design, deployment and maintenance of this network. Our leadership team, as well as our government relationships team, is focused on leveraging existing relationships to help ensure participation in this initiative. In addition to this entry strategy, we plan on targeting business opportunities with the Department of Defense in regions where we have concentrated resources.

Pursue Complementary Strategic Acquisitions

We plan to selectively pursue strategic acquisitions that will enhance our service offerings and enable expansion into new markets. We may also pursue acquisitions in complementary fields such as smart grid technology and public safety. The market for network and infrastructure service providers to the wireless telecommunications industry is highly fragmented and consists of a large number of small, local and regional providers throughout the United States. A number of high quality network providers exist that could serve as potential acquisition targets to complement our existing services and markets. Strategic acquisitions may provide us with the opportunity to build market share and geographic density in a cost-effective and efficient manner. We believe this market fragmentation creates a compelling consolidation opportunity given the limited number of large-scale national network and infrastructure service providers.

Customers

Although we served over 25 customers in 2012, the vast majority of our revenues are from subsidiaries of AT&T Inc. and Alcatel-Lucent. Our customer list includes several of the largest carriers and OEMs in the telecommunications industry.

Revenue concentration information, by dollar amount and as a percentage of total consolidated revenue, is as follows (dollars in thousands):

	For the Years Ended December 31,
	2010		2011		2012
	Revenue	Percent of Total	Revenue	Percent of Total	Revenue	Percent of Total
Revenue from:
AT&T Inc.	$283,965	73.0%	$702,461	89.8%	$573,768	88.1%
Alcatel-Lucent	87,783	22.6%	72,332	9.3%	55,022	8.5%

Total from AT&T and Alcatel-Lucent	$371,748	95.6%	$774,793	99.1%	$628,790	96.6%

AT&T

Our relationship with AT&T Inc. began in 2002 with Cingular Wireless LLC and Southwestern Bell Telephone Company, which was acquired by AT&T Inc. We provide site acquisition, construction, technology upgrades, FTTC, and maintenance services at cell sites across nine Turf Markets as the sole, primary or secondary vendor. These Turf Markets assigned to us cover 26% of the US population and 21% of AT&T’s cell sites and include key cities such as Atlanta, Chicago, Dallas, Detroit, Houston, Indianapolis, St. Louis and San Diego.

In August 2008, we were awarded a three-year renewable Mobility Turf Contract by AT&T. From January 1, 2009 through December 31, 2012, we have generated an aggregate of approximately $1.8 billion in revenue from subsidiaries of AT&T Inc. On January 23, 2012, we entered into a new Mobility Turf Contract with AT&T, pursuant to which we currently provide services to AT&T. On October 30, 2012, approximately two years prior to the expiration of the Mobility Turf Contract, we extended the Mobility Turf Contract to November 30, 2015. AT&T has the option to renew the contract on a yearly basis thereafter. The Mobility Turf Contract is cancellable by AT&T upon limited notice and without cause. Both the Infrastructure Services segment and, to a lesser extent, the Professional Services segment, are substantially dependent upon AT&T as a customer, and the loss of AT&T as a customer would have a material adverse effect on each such segment.

Alcatel-Lucent

In November 2009, we were awarded a five-year master service agreement with Alcatel-Lucent, or the Alcatel-Lucent Contract. This contract moved 461 of Alcatel-Lucent’s U.S.-based engineering and integration specialists to our payroll and includes: (i) a clause granting us the right, subject to certain material conditions set forth in the Alcatel-Lucent Contract, to perform certain deployment engineering, integration engineering and radio frequency engineering services for Alcatel-Lucent in the United States during this period and (ii) a declining committed annual volume. Alcatel-Lucent is also a shareholder of our Company. The initial term of the Alcatel-Lucent Contract expires on December 31, 2014, and the Alcatel-Lucent Contract renews on an annual basis thereafter for up to two additional one-year terms unless notice of non-renewal is first provided by either party. The Professional Services segment is substantially dependent upon Alcatel-Lucent as a customer, and the loss of Alcatel-Lucent as a customer would have a material adverse effect on the Professional Services segment.

New Business

We have increased our efforts to diversify our business and have entered into master service agreements with several new clients. Because of our accounting methodology whereby revenue and the related costs are recognized only when contracts have been completed, we did not realize a significant portion of income from these new customers during 2012.

On October 7, 2011, we entered into a master services agreement with NSN, pursuant to which we provide wireless network support services with NSN, or the NSN Agreement. The NSN Agreement provides for an initial term of three years, during which the agreement may be terminated for convenience by NSN. The NSN Agreement automatically renews on an annual basis thereafter unless notice of non-renewal is provided by either party. During the renewal periods, the agreement may be terminated for convenience by either party upon 90 days’ notice. We are continuing to evaluate this opportunity in light of the downward pressure that has existed on the proposed margins for this business.

On March 8, 2012, we entered into a master services agreement, or Windstream Agreement, with Windstream. The Windstream Agreement provides for an initial term of two years, during which the agreement may be terminated for convenience by Windstream. The Windstream Agreement automatically renews on an annual basis thereafter unless notice of non-renewal is provided by either party. During the renewal periods, the agreement may be terminated for convenience by either party upon 180 days’ notice. As of April 15, 2013, we have been awarded work to install fiber backhaul in support of a wireless carrier of approximately 890 cell sites within Windstream’s service territory.

On April 6, 2012, we entered into a master services agreement, or CenturyLink Agreement, with CenturyLink. The CenturyLink Agreement provides for an initial term of two years, during which the agreement may be terminated for convenience by CenturyLink. The CenturyLink Agreement renews on an annual basis thereafter unless notice of non-renewal is provided by either party. During the renewal periods, the agreement may be terminated for convenience by either party upon 180 days’ notice. As of April 15, 2013, we have been awarded work to install fiber backhaul in support of a wireless carrier of approximately 640 cell sites within CenturyLink’s service territory.

On April 13, 2012, we entered into a master services agreement, or Sprint Agreement, with Sprint. The Sprint Agreement has an initial term of five years, during which the agreement may be terminated for convenience by Sprint. The Sprint Agreement automatically renews on a monthly basis thereafter unless notice of non-renewal is provided by either party. During the renewal periods, the agreement may be terminated for convenience by either party upon 30 days’ notice. As of April 15, 2013, Sprint has awarded us decommissioning work on approximately 8,400 cell sites under the Sprint Agreement.

On September 5, 2012, we entered into a master services agreement, or USCC Agreement, with U.S. Cellular, to provide preventive and corrective maintenance services to U.S. Cellular across its national network. The USCC Agreement provides for an initial term through December 31, 2015, during which the agreement may be terminated for convenience by U.S. Cellular. The U.S. Cellular Agreement automatically renews for subsequent one-year terms unless notice of non-renewal is provided by either party. During the renewal periods, the agreement may be terminated for convenience by either party upon 90 days’ notice. As of April 15, 2013, we have been awarded preventative and corrective maintenance work on approximately 7,735 cell sites under the USCC Agreement.

Seasonality and Variability of Results of Operations

Our results of operations experience significant fluctuations because we have adopted the completed contract method of accounting for revenues and expenses from our construction and installation contracts. Substantially all of our revenues are generated from construction and installation contracts. Because of the nature of our business, the vast majority of contracts are completed during the fourth quarter of each year. Under the completed contract method, we do not recognize revenue or expenses on contracts until we have substantially completed the contract. Accordingly, the vast majority of our revenues and costs are recognized during the fourth quarter of each year. The recognition of revenue and expenses on contracts that span quarters may also cause our reported results of operations to experience significant fluctuations.

Additionally, we have historically experienced seasonal variations in our business, primarily due to the capital planning cycles of certain of our customers. Generally, AT&T’s annual capital plans are not finalized to the project level until sometime during the first three months of the year, resulting in reduced capital spending in the first quarter relative to the rest of the year. Further, on December 19, 2011, AT&T Inc. announced that it had terminated its agreement to acquire T-Mobile. Following termination of the merger agreement, we experienced a temporary decline in revenues from AT&T. As a result, we have historically experienced, and may continue to experience significant differences in operations results from quarter to quarter. As a result of these seasonal variations and our methodology for the recognition of revenue and expenses on projects, comparisons of operating measures between quarters may not be as meaningful as comparisons between longer reporting periods.

Sales and Marketing

Our customers’ selection of long-term managed services partners is often made at the most senior levels within their executive, operations and procurement teams. Our marketing and business development teams play an important role sourcing and supporting these opportunities as well as maintaining and developing middle-level management relationships with our existing customers. Additionally, our executives and operational leaders play a significant role in maintaining and developing executive-level relationships with our existing and potential customers.

Our corporate business development and diversification strategy is the responsibility of all of the business stakeholders, executive management, operation leaders and the business development organization.

Competition

The markets in which we operate are highly competitive. Several of our competitors are large companies that have significant financial, technical and marketing resources. Within the Professional Services segment, we primarily compete with many smaller specialty engineering, installation and integration companies as well as an engineering group within MasTec, Inc. Within the Infrastructure Services segment, we primarily compete with MasTec, Inc., Bechtel Corporation, Black & Veatch Corporation, Dycom Industries, Inc. and sometimes with OEMs.

Relatively few significant barriers to entry exist in the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. Some of our customers employ personnel to perform infrastructure services of the type we provide. We compete based upon our industry experience, technical expertise, financial and operational resources, nationwide presence, industry reputation and customer service. While we believe our customers consider a number of factors when selecting a service provider, most of their work is awarded through a bid process. Consequently, price is often a principal factor in determining which service provider is selected.

Employees and Subcontractors

As of April 15, 2013, we employed a total of 1,699 persons, 793 of which were employed by our Infrastructure Services division, 702 of which were employed by our Professional Services division, and the remainder of which provided general corporate services. Additionally, we utilize an extensive network of subcontractor relationships to complete work on certain of our projects. The use of subcontractors allows us to quickly scale our workforce to meet varied levels of demand without significantly altering our full-time employee base.

We attract and retain employees by offering training, bonus opportunities, competitive salaries and a comprehensive benefits package. We believe that our focus on training and career development helps us to attract and retain quality employees. We provide opportunities for promotion and mobility within our organization that we also believe helps us to retain our employees.

Facilities

We lease our headquarters in Plano, Texas and other facilities throughout the United States. Our facilities are used for offices, equipment yards, warehouses, storage and vehicle shops. As of April 15, 2013, we lease 14 offices located in 12 states throughout the United States. We do not own any of our offices. We believe that our existing facilities are sufficient for our current needs. In addition, we operate a number of on-site project offices maintained on a temporary basis as the need arises.

Regulations

Our operations are subject to various federal, state, local and international laws and regulations including:

•	licensing, permitting and inspection requirements applicable to contractors, electricians and engineers;

•	regulations relating to worker safety and environmental protection;

•	permitting and inspection requirements applicable to construction projects;

•	wage and hour regulations;

•	regulations relating to transportation of equipment and materials, including licensing and permitting requirements;

•	building and electrical codes;

•	telecommunications regulations relating to our fiber optic licensing business; and

•	special bidding, procurement and other requirements on government projects.

We believe we have all the licenses materially required to conduct our operations, and we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses, as well as give rise to termination or cancellation rights under our contracts or disqualify us from future bidding opportunities.

Legal Proceedings

We are from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief.

MANAGEMENT

Directors

Our directors and their respective ages and positions as of April 15, 2013 are set forth below.

Name	Age	Positions
John A. Goodman	45	Director, Executive Chairman
Ron B. Hill	50	Director, Chief Executive Officer and President
Jason A. Goodman	42	Director, Vice President of Government Solutions
Joseph M. Goodman	44	Director, Corporate Secretary and Vice President of Staffing
Jonathan E. Goodman	43	Director, Treasurer and Vice President of Microwave and Transport

John A. Goodman is our co-founder and Executive Chairman. Mr. John Goodman has served as Executive Chairman since January 2012 and previously served as Chairman and Chief Executive Officer from our founding in 2000 through January 2012. Mr. John Goodman’s telecom career spans two decades, beginning with Bell Atlantic Professional Services, where he managed outside and inside plant services in the southwest United States. In 1997, he joined GTE’s Network Operations Center in Irving, Texas, where he supported Fortune 500 companies and provided broadband technical support services domestically. Following the merger of GTE and Bell Atlantic, now known as Verizon, Mr. John Goodman left Verizon in 2000 to co-found our Company. Mr. John Goodman holds a bachelor’s degree in business administration from Texas Tech University.

Mr. John Goodman’s experience in co-founding the Company and service as our current Executive Chairman and former Chief Executive Officer provides our Board of Directors with extensive business and leadership experience. Our Board of Directors also benefits from his extensive knowledge of the Company and the telecommunications industry, and from his deep understanding of our challenges, competition and customers.

Ron B. Hill is our Chief Executive Officer and President. Mr. Hill has served as our Chief Executive Officer since January 2012 and as our President and Chief Operating Officer since May 2010, and previously served as our Executive Vice President of Professional Services from July 2008 until May 2010. Mr. Hill is a seasoned telecom executive with 26 years of management experience in sales, services and engineering, spending the majority of his time in technical roles. Mr. Hill began his career in 1985 with AT&T’s Consumer Products Division in Atlanta. Mr. Hill also served as the Vice President of Network Engineering-Integration and Optimization for Alcatel-Lucent from June 2002 until June 2008. In 1997, he earned a master’s degree in business administration from the Kellogg School of Business at Northwestern University.

Mr. Hill’s experience in the telecommunications industry, as well as his service as our Chief Executive Officer and his previous experience as an executive in the telecommunications industry, provides our Board of Directors with unique and valuable business and leadership experience. Our Board of Directors also benefits from his extensive knowledge of the Company and the telecommunications industry, and from his deep understanding of our customers, opportunities and workforce.

Jason A. Goodman is our co-founder, director and Vice President of Government Solutions. Mr. Jason Goodman has served as Vice President of Government Solutions since April 2011 and a member of our Board of Directors since 2000. Mr. Jason Goodman has served in several roles with us over the past twelve years including Vice President of Federal Sales, Vice President of Support Operations and Chief of Staff, from July 2007 to April 2011, March 2007 to July 2007 and June 2000 to March 2007, respectively. As a director, Mr. Jason Goodman is involved with the oversight of strategic planning, business development and the financial goals of the Company. Prior to our founding in 2000, Mr. Jason Goodman held various positions with Harvard Technologies, where he was responsible for establishing a new telecommunications services division. Mr. Goodman holds a bachelor’s degree in business administration from Texas A&M University.

Mr. Jason Goodman’s experience in co-founding the Company, and experience with the Company and another telecommunications company, provides our Board of Directors with valuable business and leadership experience from within the telecommunications industry.

Joseph M. Goodman is our co-founder, director Corporate Secretary and Vice President of Staffing. Mr. Joseph Goodman served as our Corporate Secretary and Vice President of Staffing, Corporate Travel and Diversity Relations since 2004 and as a member of our Board of Directors since 2000. As a director, Mr. Joseph Goodman is involved with the oversight of strategic planning, business development and the financial goals of the Company. Mr. Joseph Goodman previously served as a director, Vice President and President of various departments of our Company, including Field Operations, Subcontract Administration and Customer Network Services, from 2000 to 2004. Prior to our founding in 2000, Mr. Joseph Goodman held positions with Wilsonart International, K&M Home Building and Harvard Technologies. Mr. Joseph Goodman holds a bachelor’s degree in business administration from Texas A&M University.

Mr. Joseph Goodman’s experience in co-founding the Company, and experience with the Company and other telecommunications companies, provides our Board of Directors with knowledge of the Company and the telecommunications industry as well as valuable business and leadership experience.

Jonathan E. Goodman is our co-founder, director, Treasurer, and Vice President of Microwave and Transport. Mr. Jonathan E. Goodman has served as Vice President of Microwave and Transport since 2011. Prior to his current role, Mr. Jonathan Goodman has served as Vice President of Logistics and Vice President of Operation and Quality Control. As a director, Mr. Jonathan Goodman is involved with the oversight of strategic planning, business development, and the financial goals of the Company. Prior to our founding in 2000, Mr. Jonathan Goodman served in a variety of managerial roles in the telecommunications industry with Harvard Technologies as Director of Operations, Bell Atlantic Professional Services, Stockton Communications, and RB Ring outside plant environment services. Mr. Jonathan Goodman was also the founder of Greater Bell Communication Inc., an online service provider. Mr. Jonathan Goodman attended Blinn College in Bryan, Texas.

Mr. Jonathan E. Goodman’s experience in co-founding the Company and experience with us and in the telecommunications industry in general provides our Board of Directors with the industry knowledge and business leadership experience to help lead and continue our growth.

Executive Officers

Our executive officers and their respective ages and positions as of April 15, 2013 are set forth below.

Name	Age	Positions
John A. Goodman	45	Director, Executive Chairman
Ron B. Hill	50	Director, Chief Executive Officer and President
Randal S. Dumas	43	Chief Financial Officer
Cari Shyiak	53	Chief Operating Officer and President of Professional Services
Scott E. Pickett	49	Chief Marketing Officer and Executive Vice President

The biographies of Messrs. John Goodman and Ron Hill are set forth under the heading “—Directors.”

Randal S. Dumas is our Chief Financial Officer. He has served as Chief Financial Officer since January 2012. Mr. Dumas previously served from May 2009 to December 2011 as the Senior Vice President and Chief Financial Officer of United Vision Logistics, a provider of expedited transportation and logistics services. From August 2008 to May 2009, Mr. Dumas was the Vice President and Chief Accounting Officer of GENBAND, Inc., a telecom equipment manufacturer. Mr. Dumas also previously served as the Vice President and Chief Accounting Officer of Accuro Healthcare Solutions Inc. (now MedAssets, Inc.), a provider of revenue-cycle management software solutions to the healthcare industry, from January 2008 until the sale of the company in August 2008. From September 2006 to December 2007, MetroPCS Communications, Inc., a wireless communications services provider, employed Mr. Dumas as its Staff Vice-President of Finance. Mr. Dumas holds a bachelor’s degree in accounting from the University of Texas at Dallas and a master’s degree in business administration from the University of Dallas.

Cari Shyiak was appointed as our Chief Operating Officer in February 2013. He joined as our President of our Professional Services division in May 2010, and will continue to fulfill such duties on an interim basis. He has more than 25 years of international management experience covering operations, engineering, services and product management. Prior to joining our Company in May 2010, his last position was with Alcatel-Lucent where he served as Vice President of Services for Central and Southeastern Europe from April 2009 to May 2010. Previous to this, Mr. Shyiak held a number of leadership positions globally within Alcatel-Lucent and Lucent Technologies including VP of Network Solutions & Support Services, VP Global Technical Support Services and Director of Service Product Management Asia Pacific. He began his career in operations with Sasktel & Rogers Communications in Canada and earned his EMBA at the Institute for Management Development in Switzerland.

Scott E. Pickett is our Chief Marketing Officer and Executive Vice President. Mr. Pickett has served as our Chief Marketing Officer and Executive Vice President since September 2002. Prior to joining us in February 2002, he served as the Vice President of Sales for MindLever Corporation, an enterprise software company located in Research Triangle Park, North Carolina from 1999 to 2001. Mr. Pickett managed solutions-based sales organizations at two enterprise software companies prior to his time with MindLever. He graduated cum laude with a bachelor’s degree in computing and information science from McKendree College.

Board of Directors

Our Board of Directors is currently comprised of five directors, John Goodman, Ron Hill, Joseph Goodman, Jason Goodman and Jonathan Goodman. Our amended and restated bylaws permit our Board of Directors to establish by resolution the number of directors, and five directors are currently authorized.

Director Independence

Because the registration statement of which this prospectus forms a part registers only debt securities and because we do not have any securities on a national securities exchange or inter-dealer quotation systems, we are not subject to a number of the corporate governance requirements of the SEC or of any national securities exchange or inter-dealer quotation system. For example, we are not required to have a Board of Directors comprised of a majority of independent directors. Accordingly, our Board of Directors has not made any determination as to whether any of the members of our Board of Directors would qualify as independent under the listing standards of any national securities exchange or inter-dealer quotation system or under any other independence definition.

Committees of the Board of Directors

Our Board of Directors does not currently have any standing committees. The Board of Directors has typically performed the functions of typical audit and compensation committees. When performing the functions of a typical compensation committee, the Board of Directors confers with our Executive Chairman, Mr. John Goodman, and our Chief Executive Officer, Ron Hill. None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director of our Company.

Director Compensation

None of our directors received any compensation from us for service on the Board of Directors during the year ended December 31, 2012.

Certain Relationships

There are no family relationships among our directors and executive officers, except that Messrs. John A. Goodman, Joseph M. Goodman, Jason A. Goodman and Jonathan E. Goodman are brothers. To our knowledge, there have been no material legal proceedings as described in Item 401(f) of Regulation S-K that are material to an evaluation of the ability or integrity of any of our directors or executive officers (in the last ten years), or our promoters or control persons (in the last year).

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including employees of our subsidiaries, as well as each of our directors and certain persons performing services for us. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, Company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, improper conflicts of interest or other violations. We will provide a copy of our code of ethics without charge upon written request to Goodman Networks Incorporated, Attention: Monty West, 6400 International Parkway, Suite 1000, Plano, Texas 75093. To date, there have not been any waivers by us of the code of ethics.

EXECUTIVE COMPENSATION

The following provides information about compensation that we pay or award to, or that is earned by: (i) the person who served as our principal executive officer during the fiscal year ended December 31, 2012; (ii) our two most highly compensated executive officers, other than our principal executive officer, who were serving as executive officers, as determined in accordance with the rules and regulations promulgated by the SEC, as of December 31, 2012, with compensation during our 2012 fiscal year of $100,000 or more and (iii) a certain individual who would have been one of the two most highly compensated executive officers, other than our principal executive officer, as of December 31, 2012, with compensation during our 2012 fiscal year of $100,000 or more, but for the fact that he was not serving at the end of the 2012 fiscal year, or our Named Executive Officers, and to explain the numerical and related information contained in the tables presented elsewhere in this prospectus. For our 2012 fiscal year, our Named Executive Officers and the positions in which they served were:

•	John A. Goodman, Executive Chairman;

•	Ron B. Hill, President and Chief Executive Officer;

•	Randal S. Dumas, Chief Financial Officer; and

•	James A. Johnson, Chief Operating Officer.

Change in Officers

On January 23, 2012, we made several promotions across our executive management team. John A. Goodman, formerly our Chief Executive Officer, was appointed as our Executive Chairman and has continued to serve as our principal executive officer under such role. We also appointed Ron B. Hill, formerly our President and Chief Operating Officer, to serve as our Chief Executive Officer, in addition to his role as President. Further, we appointed James A. Johnson, who was then serving as President of our Infrastructure Services division, as our Chief Operating Officer. Effective December 21, 2012, James A. Johnson resigned from his position as Chief Operating Officer for health reasons. Effective February 18, 2013, we appointed Cari Shyiak to serve as our Chief Operating Officer, in addition to his role as President of Professional Services.

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, our Named Executive Officers during the past fiscal year.

Summary Compensation Table

Fiscal Year 2012

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
John A. Goodman	2012	$703,269	$1,687,500	(2)	—		—	—	$65,741	(3)	$2,456,510
(Executive Chairman) (1)	2011	450,000	1,175,000		—		—	—	228,939		1,853,939

Ron B. Hill	2012	602,884	$2,462,500	(5)	$2,481,000	(6)	—	—	1,578,225	(7)	7,124,609
(President and Chief Executive Officer) (4)	2011	350,000	875,000		—		—	—	1,304,391		2,529,391

Randal S. Dumas	2012	281,077	$566,000	(9)	—		—	—	43,766	(10)	890,843
(Chief Financial Officer) (8)	2011	—	—		—		—	—	—		—

James A. Johnson	2012	338,472	520,000	(12)	—		—	—	64,142	(13)	922,614
(Former Chief Operating Officer) (11)	2011	160,000	935,000	(14)					24,032		1,119,032

(1)	Mr. Goodman served as our Chief Executive Officer until January 23, 2012, when Mr. Goodman was appointed as our Executive Chairman, a position in which Mr. Goodman has continued to serve as our principal executive officer.
(2)	Represents a retention bonus of $562,500 paid upon execution of an amendment to his employment agreement and a bonus of $1,125,000 awarded in April 2013 in respect of his performance during 2012.
(3)	Includes premiums paid for medical, dental, vision and life insurance; reimbursement of out-of-pocket medical expenses; the personal use of vehicles leased by the Company; payments for a tax consultant; payments for country club dues; and gross-ups for the payment of taxes on the foregoing.
(4)	Mr. Hill served as both our President and Chief Operating Officer until January 23, 2012, when Mr. Hill was appointed as our Chief Executive Officer in addition to his role as our President.
(5)	Includes a CEO transition bonus in the amount of $1,000,000, a retention bonus in the amount of $487,500 paid upon execution of an amendment to his employment agreement and a bonus of $975,000 awarded in April 2013 in respect of his performance during 2012.
(6)	Represents the grant date fair value of 30,000 shares of stock granted on December 31, 2012, based upon a stock price of $82.70 per share, the appraised value of our common stock.
(7)	Includes premiums paid for medical, dental, vision and life insurance; reimbursement of out-of-pocket medical expenses in the amount of $44,758; the personal use of vehicles leased by the Company in the amount of $19,281; health club dues paid; reimbursement for housing expenses in the amount of $50,667; and gross-ups for the payment of taxes on stock awards and the foregoing in the amount of $1,437,848.
(8)	Mr. Dumas was appointed our Chief Financial Officer effective January 1, 2012.
(9)	Includes a bonus of $140,000 awarded in April 2013 in respect of his performance during 2012.
(10)	Includes premiums paid for medical, dental, vision and life insurance in the amount of $20,321 and the personal use of vehicles leased by the Company in the amount of $23,445.
(11)	Mr. Johnson served as President of our Infrastructure Services division until January 23, 2012, when Mr. Johnson was appointed as our Chief Operating Officer. Effective December 21, 2012, Mr. Johnson resigned from his position as Chief Operating Officer.
(12)	Consists of $42,500 paid pursuant to Mr. Johnson’s employment agreement in January 2012 and $477,500 of a $1,077,500 bonus paid in August 2012, representing the portion of the bonus paid with respect to 2012 performance.
(13)	Includes premiums paid for medical, dental, vision and life insurance in the amount of $39,616 and the personal use of vehicles leased by the Company in the amount of $24,526.
(14)	Includes $600,000 of a $1,077,500 bonus paid in August 2012, which represents the portion of the bonus paid with respect to 2011 performance.

Narrative Disclosure Regarding Summary Compensation Table

We have entered into employment agreements with each of our Named Executive Officers. A description of each of these agreements follows.

John A. Goodman. His employment agreement provided for an initial term expiring January 15, 2011, and automatically renewed for successive one-year terms. Effective April 1, 2012, pursuant to the discretion afforded by the terms of the employment agreement, the Board of Directors increased Mr. Goodman’s base salary to $750,000. He was also eligible to participate in our Executive Management Bonus Plan. Further, Mr. Goodman was eligible to receive an additional cash bonus in the discretion of the Board of Directors. If terminated by us without cause, he was entitled to a severance payment of $1,125,000.

Effective October 16, 2012, we amended and restated Mr. Goodman’s employment agreement. The amended and restated employment agreement provides for a three (3) year term and a base salary of $750,000, subject to increase at the discretion of the Board of Directors. The amendment also increased the severance to which Mr. Goodman would be entitled to $1,500,000 if terminated by us without cause, by Mr. Goodman with good reason or upon a change of control. Mr. Goodman’s agreement also provides for a “Real Estate Keep Whole” benefit, which provides that Mr. Goodman has the right to receive a payment to compensate him for the difference, if any, between the original purchase price of his primary residence and its depreciated fair market value upon the earlier of: (i) the third anniversary of the amended and restated employment agreement and (ii) his termination by us without cause. The amended and restated employment agreement also requires us to transfer to Mr. Goodman title to the vehicle we are currently leasing for him on the earliest of: (i) the date that is 36 months from the start of the lease; (ii) within 45 days after Mr. Goodman’s employment is terminated without cause or by him for good reason; and (iii) within 60 days of a change of control. The amended and restated employment agreement also entitles Mr. Goodman to benefits under our Executive Benefit Plan and cash bonuses under our Executive Management Bonus Plan and an annual retention bonus equal to 75% of his base salary.

In October 2012, we awarded Mr. Goodman a cash retention bonus in the amount of $562,500. In April 2013, we awarded Mr.Goodman a bonus of $1,125,000 in respect of his performance during 2012.

Pursuant to his amended and restated employment agreement on February 12, 2013, we granted Mr. Goodman an option to purchase 55,000 shares of our common stock at an exercise price equal to $82.70 per share. The shares underlying the options vest in three equal annual installments beginning on the first anniversary of the date of grant.

Ron B. Hill. His employment agreement provided for an initial term expiring on July 14, 2012, and automatically renewed for successive one-year terms. Effective April 1, 2012, pursuant to the discretion afforded by the terms of the employment agreement, the Board of Directors increased Mr. Hill’s base salary to $650,000. He was also eligible to participate in our Executive Management Bonus Plan. Further, Mr. Hill was eligible to receive an additional cash bonus in the discretion of the Board of Directors. If terminated by us without cause, he was entitled to a severance payment of $975,000.

Effective October 16, 2012, we amended and restated Mr. Hill’s employment agreement. The amended and restated employment agreement provides for a three (3) year term and a base salary of $650,000 per annum, subject to increase at the discretion of the Board of Directors. The amendment also increased the severance to which Mr. Hill would be entitled to $1,300,000 if terminated by us without cause, by Mr. Hill with good reason or upon a change of control. Mr. Hill’s agreement also provides for a “Real Estate Keep Whole” benefit, which provides that Mr. Hill has the right to receive a payment to compensate him for the difference, if any, between the original purchase price of his primary residence and its depreciated fair market value upon the earlier of: (i) the third anniversary of the amended and restated employment agreement and (ii) his termination by us without cause. The amended and restated employment agreement also requires us to transfer to Mr. Hill title to the vehicle we are currently leasing for him on the earliest of: (i) the date that is 36 months from the start of the lease; (ii) within 45 days after Mr. Hill’s employment is terminated without cause or by him for good reason; and (iii) within 60 days of a change of control. The amended and restated employment agreement also entitles Mr. Hill to benefits under our Executive Benefit Plan and cash bonuses under our Executive Management Bonus Plan and an annual retention bonus equal to 75% of his base salary.

Pursuant to his amended and restated employment agreement, we granted Mr. Hill an aggregate of 60,000 shares of our common stock in two equal installments, the first in December 2012 and the second in January 2013, and on February 12, 2013, an option to purchase 55,000 shares of our common stock at an exercise price equal to $82.70 per share. The shares underlying the options vest in three equal annual installments beginning on the first anniversary of the date of grant. We also agreed to provide a gross-up to Mr. Hill to compensate him for the payment of taxes on the common stock grant.

In July 2012, we awarded Mr. Hill a one-time CEO transition cash bonus in the amount of $1,000,000, and in October 2012, we awarded him a cash retention bonus in the amount of $487,500. In April 2013, we awarded Mr. Hill a bonus of $975,000 in respect of his performance during 2012.

Randal Dumas. His employment agreement provides for an initial term expiring on January 1, 2014, and will automatically renew for successive one-year terms. His base salary is $280,000 per annum, subject to increase at the discretion of the Chief Executive Officer or Chief Operating Officer. Pursuant to his employment agreement, we paid him a signing bonus of $40,000 in two installments, the first in January 2012 and the second in July 2012. He is also eligible to participate in our Executive Management Bonus Plan. Further, the agreement provides that Mr. Dumas may receive an additional cash bonus in the discretion of the Board of Directors. If terminated by us without cause, he is entitled to a severance payment of $420,000.

Pursuant to his employment agreement, on February 12, 2013 we granted Mr. Dumas an option to purchase 20,000 shares of our common stock at an exercise price equal to $82.70 per share. One-half of such shares underlying the option vested on the date of grant and on-quarter will vest on each of the first and second anniversaries of the date of grant.

In April 2012, we awarded Mr. Dumas a bonus in the amount of $150,000 in recognition of his performance during the first quarter of 2012 and in October 2012, we awarded him a bonus in the amount of $236,000 in recognition of his efforts on the restatement of our financial statements. In April 2013, we awarded Mr. Dumas a bonus of $140,000 in respect of his performance during 2012.

James A. Johnson. His employment agreement provided for an initial term expiring on July 1, 2014. His base salary was $350,000, and he was eligible to participate in our Executive Management Bonus Plan. Pursuant to his employment agreement, we paid him a signing bonus of $85,000 in two installments, the first in July 2011 and the second in January 2012. Further, the agreement provided that Mr. Johnson could also receive an additional cash bonus at the discretion of the Board of Directors. If terminated by us without cause, he was entitled to a severance payment equal to $525,000. In addition to his annual bonus, in August 2012 we awarded Mr. Johnson a discretionary bonus in the amount of $1,077,500 in recognition of his performance in 2012. Effective December 21, 2012, Mr. Johnson resigned from his role as our Chief Operating Officer.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the total outstanding equity awards as of December 31, 2012, for each Named Executive Officer.

Outstanding Equity Awards at Fiscal Year End Table

Fiscal Year 2012

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
John A. Goodman	60,000	(1)	—	$26.12	06/24/2019
Ron B. Hill	34,399	(2)	—	$9.16	07/31/2018
Randal S. Dumas	—		—	—	—
James A. Johnson	—		—	—	—

(1)	Options were granted on June 24, 2009. These options vested in three equal installments over a three-year period, with one-third vesting on June 24, 2010, one-third vesting on June 24, 2011 and one-third vesting on June 24, 2012.
(2)	Options were granted on July 31, 2008. These options vested in three equal installments over a three-year period, with one-third vesting on July 31, 2009, one-third vesting on July 31, 2010 and one-third vesting on July 31, 2011.

Potential Payments upon Termination or Change-in-Control

Equity Compensation Plans

Pursuant to the terms of the form of option award agreements under the 2000 Plan, all unvested options vest immediately prior to the effective date of a change of control. A “change of control” is defined under the 2000 Plan as any of the following:

(i)	at least fifty percent (50%) of the members of the Board of Directors are replaced;

(ii)	the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

(iii)	any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s common stock would be converted into cash, securities or other property; or

(iv)	any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) of all or substantially all of the assets of the Company;

provided, however, that a transaction described in clause (iii) or (iv) shall not constitute a change of control if after such transaction (I) Continuing Directors (as defined herein) constitute at least fifty percent (50%) of the members of the board of directors of the continuing, surviving or acquiring entity, as the case may be, or, if such entity has a parent entity directly or indirectly holding at least a majority of the voting power of the voting securities of the continuing, surviving or acquiring entity, Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the entity that is the ultimate parent of the continuing, surviving or acquiring entity, and (II) the continuing, surviving or acquiring entity (or the ultimate parent of such continuing, surviving or acquiring entity) assumes all outstanding stock options under the 2000 Plan. For the purpose of this paragraph, “Continuing Directors” means Board of Directors members who (x) at the effective date of the 2000 Plan were directors or (y) become directors after the effective date of the 2000 Plan and whose election or nomination for election by the Company’s shareholders was approved by a vote of a majority of the directors then in office who were directors at the effective date of the 2000 Plan or whose election or nomination for election was previously so approved.

The form of option award agreement under the 2008 Plan also provides for vesting of unvested options immediately prior to the effective date of a change in control. Mr. Dumas is the only one of our Named Executive Officers that has an unvested award under the 2008 Plan. The definition of a “change in control” under the 2008 Plan is the same as the definition of a “change of control” under the 2000 Plan. However, the 2008 Plan also provides that in the event an award issued under the 2008 Plan is subject to Section 409A of the Code, the definition of a “change in control” would not be met unless a “change in control event” had occurred under the Code, which would include any of the following:

(i)	Change in Ownership. A change in ownership of the Company occurs on the date that any person, other than (a) the Company or any of its subsidiaries, (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (c) an underwriter temporarily holding stock pursuant to an offering of such stock, or (d) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the Company’s stock, acquires ownership of the Company’s stock that, together with stock held by such person, constitutes more than 50% of the total fair market value or total voting power of the Company’s stock. However, if any person is considered to own already more than 50% of the total fair market value or total voting power of the Company’s stock, the acquisition of additional stock by the same person is not considered to be a change in control. In addition, if any person has effective control of the Company through ownership of 30% or more of the total voting power of the Company’s stock, as discussed in paragraph (ii) below, the acquisition of additional control of the Company by the same person is not considered to cause a change in control pursuant to this paragraph (i); or

(ii)	Change in Effective Control. Even though the Company may not have undergone a change in ownership under paragraph (i) above, a change in the effective control of the Company occurs on either of the following dates:

(a) the date that any person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person) ownership of the Company’s stock possessing 30 percent or more of the total voting power of the Company’s stock. However, if any person owns 30% or more of the total voting power of the Company’s stock, the acquisition of additional control of the Company by the same person is not considered to cause a change in control pursuant to this subparagraph (ii)(a); or

(b) the date during any 12-month period when a majority of members of the Board of Directors is replaced by directors whose appointment or election is not endorsed by a majority of the Board of Directors before the date of the appointment or election; provided, however, that any such director shall not be considered to be endorsed by the Board of Directors if his or her initial assumption of office occurs as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; or

(iii)	Change in Ownership of Substantial Portion of Assets. A change in the ownership of a substantial portion of the Company’s assets occurs on the date that a person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person) assets of the Company, that have a total gross fair market value equal to at least 40% of the total gross fair market value of all of the Company’s assets immediately before such acquisition or acquisitions. However, there is no change in control when there is such a transfer to (a) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock; (b) an entity, at least 50% of the total value or voting power of the stock of which is owned, directly or indirectly, by the Company; (c) a person that owns directly or indirectly, at least 50% of the total value or voting power of the Company’s outstanding stock; or (d) an entity, at least 50% of the total value or voting power of the stock of which is owned by a person that owns, directly or indirectly, at least 50% of the total value or voting power of the Company’s outstanding stock.

Employment Agreements

As described under “—Narrative Disclosure Regarding Summary Compensation Table,” each of our Named Executive Officers is party to an employment agreement that provides for payments to the Named Executive Officers if any of the following occurs:

(i)	the employee is terminated by the Company without “cause;”

(ii)	the employee terminates his employment for “good reason;” or

(iii)	the employee is terminated upon a “change of control.”

Upon a termination of the employee by the Company without “cause,” by the employee for “good reason,” or upon a “change of control,” Mr. John Goodman would be owed twenty-four (24) months’ base salary, Mr. Hill would be owed twenty-four (24) months’ base salary, Mr. Dumas would be owed eighteen (18) months’ base salary, and Mr. Johnson would be owed eighteen (18) months’ base salary. Each of our Named Executive Officers would also be owed a bonus under the Bonus Plan prorated for the number of days elapsed during the current year (a “Prorated Bonus”) upon termination by the Company without “cause,” by the employee for “good reason,” upon a “change of control” or upon death. However, the Prorated Bonus is owed to Messrs. Dumas and Johnson only if termination occurs on or after April 1.

For purposes of termination payments based upon termination by the Company without cause, “cause” is defined in Mr. Goodman’s and Mr. Hill’s respective employment agreements as any of the following:

(i)	conviction of a felony involving dishonest acts during the term of the employment agreement;

(ii)	any willful and material misapplication by the employee of the Company’s funds, or any other material act of dishonesty committed by the employee toward the Company; or

(iii)	the employee’s willful and material breach of the employment agreement or willful and material failure to substantially perform his duties hereunder (other than any such failure resulting from mental or physical illness) after written demand for substantial performance is delivered by the Board of Directors which specifically identifies the manner in which the Board of Directors believes the employee has not substantially performed his duties and the employee fails to cure his nonperformance after receipt of notice as required by the employment agreement.

The employee shall not be deemed to have been terminated for cause without first having been (a) provided written notice of not less than thirty (30) days setting forth the specific reasons for the Company’s intention to terminate for cause, (b) an opportunity for the employee, together with his counsel, to be heard before the Board of Directors, and (c) delivery to the employee of a notice of termination from the Board of Directors stating that a majority of the Board of Directors found, in good faith, that the employee had engaged in the willful and material conduct referred to in such notice. For purposes of the employment agreement, no act, or failure to act, on the employee’s part shall be considered “willful” unless done, or omitted to be done, by the employee in bad faith and without reasonable belief that the employee’s action or omission was in the best interest of the Company.

For purposes of termination payments based upon termination by the Company without cause, “cause” is defined in Messrs. Dumas’ and Johnson’s respective employment agreements as any of the following:

(i)	material breach of the employment agreement by the employee, which material breach, if curable, remains uncured after thirty (30) days’ written notice from the Company specifying in reasonable detail the nature of such breach;

(ii)	commission by the employee of an act of dishonesty or fraud upon, or willful misconduct toward, the Company or misappropriation of Company property or corporate opportunities, as reasonably determined by the Board of Directors;

(iii)	a conviction, guilty plea or plea of nolo contendere of any misdemeanor that involves (a) moral turpitude or (b) other conduct that involves fraud, embezzlement, larceny, theft or dishonesty;

(iv)	a conviction, guilty plea or plea of nolo contendere of any felony, unless the Board of Directors reasonably determines that the employee’s conviction of such felony does not materially affect the Company’s or the employee’s business reputation or significantly impair the employee’s ability to carry out his or her duties under the employment agreement (provided that the Board of Directors shall have no obligation to make such determination); or

(v)	the employee’s violation of the Company’s policies regarding insobriety during working hours or the use of illegal drugs.

For purposes of termination payments based upon termination by the employee for good reason, “good reason” is generally defined as any of the following:

(i)	any material dimunition in the executive’s title or material dimunition in his duties thereunder;

(ii)	any reduction in the executive’s base salary and/or an alteration in the benefits provided to the executive unless such alteration is applied to all employees; or

(iii)	a “change of control” the Company, which is considered to be upon the sale of all or substantially all the assets of the Company, a change in ownership of the capital stock of the Company which constitutes fifty percent (50%) or more of the combined voting power of the Company’s then outstanding capital stock, or a transaction resulting in the issuance or transfer of shares of capital stock of the Company representing more than fifty percent (50%) of the voting securities of the Company.

In addition to the criteria listed above in clauses (i) through (iii), Mr. John Goodman’s, Mr. Hill’s and Mr. Johnson’s employment agreements also provide that a forced relocation of the executive beyond a certain distance constitutes “good reason.” In addition to the criteria listed above in clauses (i) through (iii), Messrs. Dumas’ and Johnson’s employment agreements provide that the issuance of the Company’s common stock to the public constitutes “good reason.” In addition to the criteria listed above in clauses (i) through (iii), Mr. John Goodman’s and Mr. Hill’s employment agreements provides that a material breach of the employment agreement by the Company or the failure of any Company successor to assume their employment agreements also constitutes “good reason.”

To describe the payments and benefits that are triggered for each event of termination, we have created the following table estimating the payments and benefits that would be paid to each Named Executive Officer under each element of our compensation program assuming that such Named Executive Officer’s employment agreement terminated on December 31, 2012, the last day of our 2012 fiscal year. In all cases, the amounts were valued as of December 31, 2012, based upon, where applicable, an estimated fair value of our common stock of $82.70 per share. The amounts in the following table are calculated as of December 31, 2012, pursuant to SEC rules and are not intended to reflect actual payments that may be made. Actual payments that may be made will be based on the dates and circumstances of the applicable event.

Named Executive Officer	Category of Payment		Termination Without Cause or Termination by the Employee for Good Reason		Termination Due to Death	Termination Upon Change of Control
John A. Goodman	Cash Severance	(1)	$1,500,000	(2)	—	$1,500,000	(2)
	Accrued Bonus		—		—	—
	Vesting Options		—		—	—
	Total:		$1,500,000		—	$1,500,000

Ron B. Hill	Cash Severance	(1)	$1,300,000	(2)	—	$1,300,000	(2)
	Accrued Bonus		—		—	—
	Vesting Options		—		—	—
	Total:		$1,300,000		—	$1,300,000

Randal S. Dumas	Cash Severance	(3)	$420,000	(4)	—	$420,000	(4)
	Accrued Bonus		—		—	—
	Vesting Options		—		—	—
	Total:		$420,000		—	$420,000

James A. Johnson (5)	Cash Severance		—		—	—
	Accrued Bonus		—		—	—
	Vesting Options		—		—	—
	Total:		—		—	—

(1)	The first $500,000 is payable in four (4) equal quarterly payments. The remaining amount, if any, is payable in nine (9) equal monthly payments after the initial $500,000 is paid.
(2)	Represents twenty-four (24) months’ base salary.
(3)	Payable according to the Company’s normal payroll practices.
(4)	Represents eighteen (18) months’ base salary.
(5)	Mr. Johnson resigned from the Company effective December 21, 2012, and was no longer employed by the Company as of December 31, 2012.

Director Compensation

The following table shows the compensation earned during the fiscal year ended December 31, 2012, by each of our directors who are not Named Executive Officers.

Director Compensation Table

Fiscal Year 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jason Goodman	—	—	—	—	—	—	—
Jonathan Goodman	—	—	—	—	—	—	—
Joseph Goodman	—	—	—	—	—	—	—

Narrative Disclosure Regarding Director Compensation Table

None of our directors, including our employee directors, received any compensation from us for service on the Board of Directors during the fiscal year ended December 31, 2012.

Compensation Policies and Practices as They Relate to Risk Management

We have reviewed our compensation policies as generally applicable to our employees and believe that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us. Our compensation mix is balanced among (i) fixed components such as salary and benefits, (ii) annual incentives that reward our overall financial performance and (iii) long-term equity compensation. Although a portion of the compensation provided to Named Executive Officers is based on our performance or individual successes of the employee, we believe our compensation programs do not encourage excessive and unnecessary risk taking by executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both our short- and long-term operational and financial goals.

Compensation Committee Interlocks and Insider Participation

The Company does not have a compensation committee or any other committee performing equivalent functions of a compensation committee. During 2012, each of Messrs. John Goodman, Ron Hill, Jason Goodman Jonathan Goodman, and Joseph Goodman participated in deliberations of the Board of Directors concerning executive officer compensation and was employed by the Company. However, none of Messrs. John Goodman, Ron Hill, Jason Goodman, Jonathan Goodman and Joseph Goodman was present during discussions of his own compensation.

As of December 31, 2012, none of our executive officers served as a member of the board of directors or compensation committee of another entity that has an executive officer who served on our Board of Directors. In addition, as of such date, no member of our Board of Directors serves as an executive officer of a company in which one of our executive officers served as a member of the board of directors or compensation committee of that company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of shares of our common stock as of April 15, 2013, for: (i) each of our named executive officers and each member of our board of directors; (ii) all of our directors and executive officers as a group (8 persons); and (iii) each person who is known by our Company to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them and the address for each listed person is c/o Goodman Networks Incorporated, 6400 International Parkway, Suite 1000, Plano, TX 75093. Percentages of beneficial ownership are based on 862,596 shares of common stock outstanding on April 15, 2013.

	Common Stock Beneficially Owned (1)
Name	Number		Percent
Named Executive Officers and Directors:
Jason Goodman	173,650	(2)	19.2%
John A. Goodman	300,235	(3)	30.7%
Jonathan Goodman	109,650	(2)	12.1%
Joseph Goodman	96,913	(2)	10.7%
Ron B. Hill	149,399	(4)	15.7%
Randal S. Dumas	20,000	(5)	2.3%
James A. Johnson	—		*

Executive officers and directors as a group (8 persons)	889,847	(6)	71.4%

5% Shareholders:
Alcatel-Lucent USA Inc.	47,528	(7)	5.5%
James Goodman	129,459	(8)	15.0%

*	Less than 1% of outstanding shares.

(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act, and is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock shown as beneficially owned includes shares of common stock issuable upon the exercise of options that are currently vested or that will become exercisable within 60 days of April 15, 2013 and shares of stock that the Company has agreed to issue within 60 days of April 15, 2013. Shares of common stock issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after April 15, 2013 and shares of stock that the Company has agreed to issue within 60 days of April 15, 2013 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.
(2)	Includes 40,000 shares of common stock issuable upon the exercise of an option.
(3)	Includes 60,000 shares of common stock issuable upon the exercise of options. Also includes 55,000 shares of common stock issuable upon the exercise of an option. Pursuant to the terms of his option to purchase such 55,000 shares, following exercise, Mr. John Goodman would have the right to vote such shares but could only dispose of such shares to the extent they have vested. Also includes 57,275 shares of common stock over which Mr. John Goodman has limited voting power pursuant to proxy and voting agreements. Also includes 30,000 shares of common stock pledged by Mr. John Goodman as security.
(4)	Includes 34,399 shares of common stock issuable upon the exercise of options. Also includes 55,000 shares of common stock issuable upon the exercise of an option. Pursuant to the terms of his option to purchase such 55,000 shares, following exercise, Mr. Ron Hill would have the right to vote such shares but could only dispose of such shares to the extent they have vested. Also includes 24,250 shares of common stock pledged by Mr. Ron Hill as security.
(5)	Includes 20,000 shares of common stock issuable upon the exercise of an option.

(6)	Includes 6,000 shares of common stock pledged as security, in addition to the pledges described above.
(7)	Alcatel-Lucent USA, Inc. has sole voting and dispositive power over 47,528 shares of common stock. The business address for Alcatel-Lucent USA Inc. is 600 Mountain Avenue, Murray Hill, New Jersey 07974.
(8)	Includes 45,830 shares of common stock pledged by Mr. James Goodman as security.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Persons

The following persons and entities had an interest in a transaction or series of transactions described herein.

Alcatel-Lucent USA Inc. Following the repurchases of our common stock on June 23, 2011, Alcatel-Lucent USA Inc., or Alcatel-Lucent, became the beneficial owner of over 5% of our common stock. As of April 15, 2013, Alcatel-Lucent beneficially owned 47,528 shares, or 5.5% of our common stock.

Gary Barrett. Gary Barrett served as our Chief Financial Officer for part of the year ended December 31, 2010.

William Darkwah. William Darkwah held more than 5% of our outstanding shares of common stock for part of the year ended December 31, 2010.

Goodman Brothers. Messrs. John Goodman, James Goodman, Jason Goodman, Jonathan Goodman and Joseph Goodman are brothers.

•	John Goodman. Mr. John Goodman is our Executive Chairman and holds more than 5% of our outstanding shares.

•	James Goodman. Mr. James Goodman holds more than 5% of our outstanding shares.

•	Jason Goodman. Mr. Jason Goodman is a member of our Board of Directors and holds more than 5% of our outstanding shares.

•	Jonathan Goodman. Mr. Jonathan Goodman is a member of our Board of Directors and holds more than 5% of our outstanding shares.

•	Joseph Goodman. Mr. Joseph Goodman is a member of our Board of Directors and holds more than 5% of our outstanding shares.

Goodman Brothers, LP. John Goodman, James Goodman, Jason Goodman, Jonathan Goodman and Joseph Goodman, or collectively, the Goodman Brothers, are the limited partners of Goodman Brothers, LP. Goodman Brothers Enterprises, Inc. is the general partner of Goodman Brothers, LP. Each of the Goodman Brothers other than James Goodman is a shareholder and a director of Goodman Brothers Enterprises, Inc. Goodman Brothers, LP beneficially owned 12.8% of our common stock until December 13, 2012, when it distributed all of its shares to its partners.

SEP Trust. Scott Pickett is our Chief Marketing Officer and Executive Vice President of Strategic Planning and Mergers and Acquisitions. Mr. Pickett and one of his family members are the sole trustees of the SEP Trust, and he shares voting and dispositive power over the shares of common stock held by the SEP Trust.

The Stephens Group, LLC, Jeff Fox and Kent Sorrells. Prior to the repurchases of our common stock on June 23, 2011, The Stephens Group, LLC beneficially owned greater than 5.0% of our shares of common stock. The Stephens Group, LLC beneficially owned approximately 4.8% of our common stock as of April 15, 2013. The Stephens Group, LLC is the manager of SG-Tower, SG-GN/SD, LLC, or SG-GN, SG-LTE, LLC, or SG-LTE, and SG-GOODMAN, LLC, or SG-Goodman. Two representatives of The Stephens Group, LLC, Jeff Fox and Kent Sorrells, formerly served on our Board of Directors. Mr. Sorrells served as a managing director of The Stephens Group, LLC and as an executive officer of the manager of SG-Tower.

G. Danny Wade served as our President and Chief Operating Officer for part of the year ended December 31, 2010.

Advances

We had $231,200 and $55,018 in non-interest bearing advances due from Messrs. John Goodman and James Goodman, respectively, at December 31, 2011. Messrs. John Goodman and James Goodman were repaying the advances at a rate of $200 a month through payroll deductions with balloon payments for balances due April 2013, respectively. Messrs. John Goodman and James Goodman agreed to pay 100% of the balance upon the occurrence of a liquidity event and 5% of any annual bonus to reduce the principal amounts outstanding under the advances. During the years ended December 31, 2010, 2011 and 2012, the largest aggregate amounts outstanding under the advances for Messrs. John Goodman and James Goodman were $239,804, $238,324 and $230,800, and $62,128, $57,418 and $55,018, respectively. During the years ended December 31, 2010, 2011 and 2012, Messrs. John Goodman and James Goodman paid $32,030, $7,124 and $0, and $4,709, $2,400 and $2,400, respectively, towards the repayment of these advances. On April 28, 2012, the Company forgave $230,800, the remaining indebtedness owed by John Goodman on the advances. As of December 31, 2012, $52,618 remains outstanding under the advances for James Goodman.

Notes Payable

During the years ended December 31, 2011 and 2010, we had subordinated debt that consisted of subordinated promissory notes issued in June 2009 payable to certain of our current or former shareholders for the repurchase of shares of common stock and Series B Preferred Stock that accrued interest at 8% per annum. During the years ended December 31, 2011 and 2010, we had subordinated promissory notes issued in April and May 2010 payable to certain affiliates of a shareholder that accrued interest at a rate of 18% per annum. All of this debt was retired on or before June 2011.

The following tables summarize our subordinated debt in existence during each of the years ended December 31, 2011 and 2010:

Related Party	Largest Amount Outstanding During 2011	Principal Paid During 2011	Interest Paid During 2011	Interest Rate
Jason Goodman	$1,483,789	$1,483,789	$138,884	8%
Jonathan Goodman	1,483,789	1,483,789	138,884	8%
Joseph Goodman	1,324,642	1,324,642	124,254	8%
SEP Trust	370,130	348,857	34,771	8%
G. Danny Wade	555,194	523,286	52,156	8%
SG-GN/SD, LLC	7,000,000	7,000,000	1,641,080	18%
SG-GN/SD, LLC	3,700,000	3,700,000	807,455	18%
SG-LTE, LLC	1,550,000	1,550,000	331,082	18%
SG-LTE, LLC	1,000,000	1,000,000	209,546	18%

Related Party	Largest Amount Outstanding During 2010	Principal Paid During 2010	Interest Paid During 2010	Interest Rate
James Goodman	$327,291	$327,291	$2,109	8%
Jason Goodman	2,096,320	697,808	117,744	8%
Jonathan Goodman	2,096,320	697,808	117,744	8%
Joseph Goodman	1,946,320	697,808	105,598	8%
SEP Trust	380,571	31,714	28,454	8%
G. Danny Wade	570,857	47,571	42,681	8%
SG-GN/SD, LLC	7,000,000	—	873,500	18%
SG-GN/SD, LLC	3,700,000	—	405,140	18%
SG-LTE, LLC	1,550,000	—	162,950	18%
SG-LTE, LLC	1,000,000	—	101,307	18%

Warrants

In April 2010 in connection with the issuance of the subordinated promissory notes, we issued warrants to SG-GN exercisable into a number of shares of our common stock to be based upon certain financial terms to be calculated pursuant to the terms of the June 24, 2009 stock purchase agreement with SG-Goodman. The warrants had an exercise price of $1.00 per share. In May 2010 in connection with the issuance of the subordinated promissory notes, we issued warrants to SG-LTE exercisable into a number of shares of our common stock to be based upon certain financial terms to be calculated pursuant to the terms of the June 24, 2009 stock purchase agreement with SG-Goodman. The warrants had an exercise price of $1.00 per share.

On October 12, 2010 in connection with entering into the first amendment to the June 24, 2009 stock purchase agreement with SG-Goodman, we exchanged the warrants issued in April 2010 to SG-GN for a new warrant to SG-GN exercisable into 129,537 shares of our common stock at an exercise price of $1.00 per share. On October 12, 2010 in connection with entering into the first amendment to the June 24, 2009 stock purchase agreement with SG-Goodman, we exchanged the warrants issued in May 2010 to SG-LTE for a new warrant to SG-LTE exercisable into 30,871 shares of our common stock at an exercise price of $1.00 per share.

Put/Call Agreement

On June 24, 2009, we entered into a put/call agreement, or the Put/Call Agreement, with Mr. James Goodman. Under the Put/Call Agreement, Mr. James Goodman granted us an option to purchase shares of common stock owned by him up to $1.5 million on each of June 24, 2010, 2011 and 2012, each, an Option Date, respectively, for cash. Upon the exercise of our call option, Mr. James Goodman was required to sell the number of shares of common stock that we desired to purchase, subject to the terms and conditions of the Put/Call Agreement. The number of shares of common stock that we could purchase was determined by the fair market value of our common stock on the applicable Option Date minus the dollar value of any shares of common stock purchased by us at an earlier Option Date and was subject to the terms of our credit facility in existence at such time. The maximum amount of shares that Mr. James Goodman was required to sell under the Put/Call Agreement was $1.5 million.

Under the Put/Call Agreement, we also granted Mr. James Goodman an option to sell shares of common stock owned by him up to $1.5 million on each of the Option Dates for cash. Upon the exercise of Mr. James Goodman’s put option, we were required to purchase the number of shares of common stock that he desired to sell, subject to the terms and conditions of the Put/Call Agreement. The number of shares of common stock that Mr. James Goodman could sell was determined by the fair market value of our common stock on the applicable Option Date minus the dollar value of any shares of common stock sold to us at an earlier Option Date and we were only required to purchase such shares to the extent we were legally permitted to do so. The maximum amount of shares that we were required to purchase under the Put/Call Agreement was $1.5 million.

This put option was exercised in June 2011 and the Company purchased 22,914 shares of common stock at $65.46 per share, or $1.5 million.

Stock Purchase Agreements

On June 24, 2009, we entered into a stock purchase agreement with SG-Goodman for the issuance of 1,045,006 shares of Series C Preferred Stock in exchange for the payment of $27,295,546. Under the stock purchase agreement, the shares of Series C Preferred Stock were also subject to certain purchase price adjustments based on net trade capital and EBITDA. On October 12, 2010, we entered into a first amendment to the stock purchase agreement that provided for the issuance of 90,000 additional shares of Series C Preferred Stock in satisfaction of the purchase price adjustments under the stock purchase agreement. The first amendment to the stock purchase agreement also provided for the return of the 90,000 additional shares to us upon our achievement of certain adjusted EBITDA requirements for the year ended December 31, 2010. We achieved the adjusted EBITDA requirements, and the 90,000 shares were returned to us.

On March 4, 2010, we entered into stock purchase agreements with Jason Goodman, Jonathan Goodman, Joseph Goodman and SG-Tower for the issuance of 13,744, 13,744, 13,744 and 112,615 shares of common stock, respectively, in exchange for the payments of $178,670, $178,670, $178,670 and $1,463,990, respectively.

On June 7, 2011, we entered into stock purchase agreements with James Goodman, Jason Goodman, Jonathan Goodman and Joseph Goodman to purchase 76,383, 30,553, 30,553 and 38,191 shares of common stock, respectively, in exchange for the payments of $5,000,000, $2,000,000, $2,000,000 and $2,500,000, respectively.

On June 7, 2011, we entered into a stock purchase agreement with SG-Goodman, SG-Tower, SG-GN and SG-LTE to purchase 1,114,035 shares of Series C Preferred Stock owned by SG-Goodman, 112,615 shares of common stock owned by SG-Tower, 30,871 shares of common stock underlying warrants owned by SG-LTE and 86,179 shares of common stock underlying warrants owned by SG-GN for an aggregate purchase price of $88,000,000 plus an amount for the accumulated but unpaid dividends on the shares of Series C Preferred Stock.

On November 2, 2011, we entered into stock purchase agreements with John Goodman, Ron Hill and Scott Pickett to repurchase certain securities they held. On November 2, 2011, we purchased 18,107, 15,802 and 5,386 shares of common stock, in exchange for payments of $2,189,317, $1,910,620 and $651,221 from John Goodman, Ron Hill and Scott Pickett, respectively.

On December 8, 2011, we entered into stock purchase agreements, pursuant to which we purchased 11,226 shares of common stock, one share of common stock and an option to purchase 9,798 shares of common stock and 3,339 shares of common stock in exchange for payments of $1,357,336, $1,095,047 and $403,718 from each of John Goodman, Ron Hill and Scott Pickett, respectively.

On March 4, 2013, we entered into stock purchase agreements with John Goodman, James Goodman, Joseph Goodman and Scott Pickett, pursuant to which we purchased 24,081, 17,081, 14,688 and 4,550 shares of common stock, respectively, in exchange for payments of $1,991,499, $1,412,599, $1,214,698 and $376,285, respectively.

Management Services Agreement

On June 24, 2009, we entered into a management services agreement with The Circumference Group LLC, or CG. Pursuant to the management services agreement, CG agreed to perform a monthly operations review consisting of the examination of, and discussion with our management regarding, our monthly financial and operating results reporting package and other services reasonably requested by us. Under the management services agreement, we agreed to pay CG a monthly fee equal to $25,000 per month from June 24, 2009 until June 23, 2011, at which time it automatically terminated. For the years ended December 31, 2010 and 2011, we paid an aggregate of $606,582 and $131,616, respectively, to CG pursuant to the management services agreement. Jeff Fox was a majority shareholder of CG.

Employment Agreements

We had employment agreements with each of James Goodman, Jason Goodman, Joseph Goodman and Jonathan Goodman during the years ended December 31, 2012, 2011 and 2010. We had employment agreements with each of Gary Barrett and G. Danny Wade during the year ended December 31, 2010.

James Goodman. His employment agreement provides for a term expiring on December 31, 2010. We paid Mr. James Goodman a bonus of $108,500, $350,000 and $225,000 with respect to his performance during the years ended December 31, 2010, 2011 and 2012, respectively. He was entitled to a severance payment of $120,000 upon termination of service for good reason. His employment agreement contained customary confidentiality and noncompete covenants. His current base salary is $225,000.

Jason Goodman. His employment agreement provided for an initial term expiring on December 31, 2010, and automatically renewed for successive one-year terms. His base salary was $175,000 per annum. We paid

Mr. Jason Goodman a bonus of $108,500, $350,000 and $371,250 with respect to his performance during the years ended December 31, 2010, 2011 and 2012, respectively. If terminated by us without cause, he was entitled to a severance payment of $120,000. His employment agreement contained customary confidentiality and noncompete covenants.

Effective October 16, 2012, we amended and restated Mr. Jason Goodman’s employment agreement. The amended and restated employment agreement provides for a three (3) year term and a base salary of $225,000, subject to increase at the discretion of the Board of Directors. The amendment also increased the severance to which Mr. Jason Goodman would be entitled to $450,000 if terminated by us without cause, by Mr. Jason Goodman with good reason or upon a change of control. Mr. Jason Goodman’s agreement also provides for a “Real Estate Keep Whole” benefit, which provides that Mr. Jason Goodman has the right to receive a payment to compensate him for the difference, if any, between the original purchase price of his primary residence and its depreciated fair market value upon the earlier of: (i) the third anniversary of the amendment and (ii) his termination by us without cause. The amended and restated employment agreement also requires us to transfer to Mr. Jason Goodman title to the vehicle we are currently leasing for him on the earliest of: (i) the date that is 36 months from the start of the lease; (ii) within 45 days after his employment is terminated without cause or by him for good reason; and (iii) within 60 days of a change of control. The amended and restated employment agreement also entitles him to benefits under our Executive Benefit Plan and cash bonuses under our Executive Management Bonus Plan and an annual retention bonus equal to 75% of his base salary and grossed up for any federal, state, and local income and employment taxes.

We also agreed to grant Mr. Jason Goodman an option to purchase 40,000 shares at an exercise price equal to the fair market value per share on the date of the grant pursuant to the amended and restated employment agreement amendment. The shares underlying the options vest in three equal annual installments beginning on the first anniversary of the date of grant.

Effective February 12, 2013, we amended and restated Mr. Jason Goodman’s amended and restated employment agreement. The new amended and restated employment agreement amends his employment agreement to provide for a three-year vesting schedule for his stock option and to conform to Section 409A of the Code.

Joseph Goodman. His employment agreement provided for an initial term expiring on December 31, 2010, and automatically renewed for successive one-year terms. His base salary was $175,000 per annum. We paid Mr. Joseph Goodman a bonus of $108,500, $350,000 and $371,250 with respect to his performance during the years ended December 31, 2010, 2011 and 2012, respectively. If terminated by us without cause, he was entitled to a severance payment of $120,000. His employment agreement contained customary confidentiality and noncompete covenants.

Effective October 16, 2012, we amended and restated Mr. Joseph Goodman’s employment agreement. The amended and restated employment agreement provides for a three (3) year term and a base salary of $225,000, subject to increase at the discretion of the Board of Directors. The amendment also increased the severance to which Mr. Joseph Goodman would be entitled to $450,000 if terminated by us without cause, by Mr. Joseph Goodman with good reason or upon a change of control. Mr. Joseph Goodman’s agreement also provides for a “Real Estate Keep Whole” benefit, which provides that Mr. Joseph Goodman has the right to receive a payment to compensate him for the difference, if any, between the original purchase price of his primary residence and its depreciated fair market value upon the earlier of: (i) the third anniversary of the amendment and (ii) his termination by us without cause. The amended and restated employment agreement also requires us to transfer to Mr. Joseph Goodman title to the vehicle we are currently leasing for him on the earliest of: (i) the date that is 36 months from the start of the lease; (ii) within 45 days after his employment is terminated without cause or by him for good reason; and (iii) within 60 days of a change of control. The amended and restated employment agreement also entitles him to benefits under our Executive Benefit Plan and cash bonuses under our Executive Management Bonus Plan and an annual retention bonus equal to 75% of his base salary and grossed up for any federal, state, and local income and employment taxes.

We also agreed to grant Mr. Joseph Goodman an option to purchase 40,000 shares at an exercise price equal to the fair market value per share on the date of the grant pursuant to the amended and restated employment agreement amendment. The shares underlying the options vest in three equal annual installments beginning on the first anniversary of the date of grant.

Effective February 12, 2013, we amended and restated Mr. Joseph Goodman’s amended and restated employment agreement. The new amended and restated employment agreement amends his employment agreement to provide for a three-year vesting schedule for his stock option and to conform to Section 409A of the Code.

Jonathan Goodman. His employment agreement provided for a term expiring on December 31, 2010. His base salary was $175,000 per annum. We paid Mr. Jonathan Goodman a bonus of $108,500, $350,000 and $371,250 with respect to his performance during the years ended December 31, 2010, 2011 and 2012, respectively. If Mr. Jonathan Goodman terminated his service for good reason, he was entitled to a severance payment of $120,000. His employment agreement contained customary confidentiality and noncompete covenants.

Effective October 16, 2012, we amended and restated Mr. Jonathan Goodman’s employment agreement. The amended and restated employment agreement provides for a three (3) year term and a base salary of $225,000, subject to increase at the discretion of the Board of Directors. The amendment also increased the severance to which Mr. Jonathan Goodman would be entitled to $450,000 if terminated by us without cause, by Mr. Jonathan Goodman with good reason or upon a change of control. Mr. Jonathan Goodman’s agreement also provides for a “Real Estate Keep Whole” benefit, which provides that Mr. Jonathan Goodman has the right to receive a payment to compensate him for the difference, if any, between the original purchase price of his primary residence and its depreciated fair market value upon the earlier of: (i) the third anniversary of the amendment and (ii) his termination by us without cause. The amended and restated employment agreement also requires us to transfer to Mr. Jonathan Goodman title to the vehicle we are currently leasing for him on the earliest of: (i) the date that is 36 months from the start of the lease; (ii) within 45 days after his employment is terminated without cause or by him for good reason; and (iii) within 60 days of a change of control. The amended and restated employment agreement also entitles him to benefits under our Executive Benefit Plan and cash bonuses under our Executive Management Bonus Plan and an annual retention bonus equal to 75% of his base salary and grossed up for any federal, state, and local income and employment taxes.

We also agreed to grant Mr. Jonathan Goodman an option to purchase 40,000 shares at an exercise price equal to the fair market value per share on the date of the grant pursuant to the amended and restated employment agreement amendment. The shares underlying the options vest in three equal annual installments beginning on the first anniversary of the date of grant.

Effective February 12, 2013, we amended and restated Mr. Jonathan Goodman’s amended and restated employment agreement. The new amended and restated employment agreement amends his employment agreement to provide for a three-year vesting schedule for his stock option and to conform to Section 409A of the Code.

Gary Barrett. His employment agreement provided for a term of four (4) years expiring on February 1, 2012. His base salary was $235,000 per annum, and he was eligible to participate in our Executive Management Bonus Plan. In addition, he was entitled to a severance payment of $235,000 if terminated by us without cause. His employment agreement contained customary confidentiality and noncompete covenants. Pursuant to his separation and release agreement, Mr. Barrett’s employment with the Company terminated effective June 4, 2010. The Company agreed to pay Mr. Barrett a severance payment of $235,000, as well as certain other reimbursements and benefits. The separation and release agreement contained a confidentiality covenant as well as a preservation of the confidentiality covenant in Mr. Barrett’s employment agreement.

G. Danny Wade. His employment agreement provided for a term of four (4) years expiring on January 12, 2012. His base salary was $350,000 per annum, and he was eligible to participate in our Executive Management Bonus Plan. If terminated by us without cause, he was entitled to a severance payment of $525,000. His employment agreement contained customary confidentiality and noncompete covenants. Pursuant to his separation and release agreement, Mr. Wade’s employment with the Company terminated effective April 22, 2010. We agreed to pay Mr. Wade a severance payment of $463,500, as well as certain other reimbursements and benefits. The separation and release agreement contained a confidentiality covenant as well as a preservation of the confidentiality covenant in Mr. Wade’s employment agreement.

Other Related Party Transactions

We use a ranch owned by Goodman Brothers, LP to entertain employees and customers. Effective May 30, 2012, we entered into a five-year lease with Goodman Brothers, LP for the lease of the ranch. Pursuant to the lease, we pay a base rent of $156,000 per year. Prior to entering the lease agreement, we paid Goodman Brothers, LP on an event basis for the use of the ranch. For the years ended December 31, 2012, 2011 and 2010, we paid an aggregate of $141,000, $100,000 and $100,000 to Goodman Brothers, LP for the use of the ranch, respectively.

During the year ended December 31, 2011, PNC Bank, National Association issued a $4.0 million letter of credit for the Company’s account as a credit enhancement for a new letter of intent concerning Genesis Networks, a company owned by James Goodman. In the event of default on the line of credit by Genesis Networks, we would have the option to enter into a note purchase agreement with the lender or to permit a drawing on the letter of credit in an amount not to exceed the amount by which the outstanding obligation exceeds the value of Genesis Network’s collateral securing the line of credit, but in no event more than $4.0 million. The letter of credit was originally due to expire on July 17, 2012; however we amended the letter of credit to extend the guarantee until July 2013. Our exposure with respect to the letter of credit is supported by a reimbursement agreement from Genesis Networks, secured by a first priority pledge of certain assets and stock of Genesis Networks.

Alcatel-Lucent USA Inc.

We primarily perform work for Alcatel-Lucent under two contracts we have entered with Alcatel-Lucent.

Master Services Agreement. Effective November 2, 2009, we entered into a master services agreement with Alcatel-Lucent. Pursuant to the agreement, we agreed to perform certain deployment engineering, integration engineering and radio frequency engineering services for Alcatel-Lucent in the United States for five years. Alcatel-Lucent agreed to compensate us at rates set forth in the agreement.

Subcontract Agreement. On September 30, 2001, we entered into a customer service division subcontract agreement with Alcatel-Lucent USA Marketing, a subsidiary of Alcatel-Lucent. As an independent contractor, we agreed to perform installation and/or engineering services with respect to Alcatel-Lucent USA Marketing’s manufactured products. As compensation for our services, Alcatel-Lucent USA Marketing agreed to pay us at rates set forth in the agreement.

For the years ended December 31, 2012, 2011 and 2010 we received aggregate revenues of $55.0 million, $72.3 million and $87.8 million, respectively, for work performed for Alcatel-Lucent.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

The Credit Facility provides for a 5-year revolving facility that is secured by (i) a first lien on our accounts receivables, inventory, related contracts and other rights and other assets related to the foregoing and proceeds thereof and (ii) a second lien on 100% of the capital stock of all of our future material U.S. subsidiaries and non-voting stock of our future material non-U.S. subsidiaries and 66% of the capital stock of all our future material non-U.S. subsidiaries. The Credit Facility has a maturity date of June 2016, and a maximum available borrowing capacity of $50.0 million subject to borrowing base determinations (that take into account, among other things, eligible receivables, eligible unbilled receivables and eligible inventory) and certain other restrictions. Amounts due under the Credit Facility may be repaid and reborrowed prior to the maturity date.

At our election, borrowings under the credit facility bear interest at variable rates based on (i) PNC Bank’s base rate plus a margin of between 1.50% and 2.00% (depending on certain financial thresholds) or (ii) LIBOR plus a margin of between 2.50% and 3.00% (depending on certain financial thresholds). The Credit Facility also provides for an unused facility fee of 0.375%.

The Credit Facility contains financial covenants that require that we not permit our annual capital expenditures to exceed $20.0 million (plus any permitted carry over). We are also required to comply with additional financial covenants upon the occurrence of a Triggering Event, as defined in the Credit Facility.

Additionally, the Credit Facility contains a number of customary affirmative and negative covenants that, among other things, limit or restrict our ability to divest our assets; incur additional indebtedness; create liens against our assets; enter into certain mergers, joint ventures, and consolidations or transfer all or substantially all of our assets; make certain investments and acquisitions; prepay certain indebtedness; make certain restricted payments; pay dividends; engage in transactions with affiliates; create subsidiaries; amend our constituent documents and material agreements in a manner that materially adversely affects the interests of the lenders; and change our business.

The Credit Facility also contains customary events of default, including, without limitation: nonpayment of principal, interest, fees, and other amounts; material inaccuracy of a representation or warranty when made or deemed made; violations of covenants; judgments and cross-default to indebtedness in excess of specified amounts; bankruptcy or insolvency events; certain U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, events; failure to continue to be certified as a minority business enterprise; termination of, or the occurrence of a material default under, material contracts; occurrence of a material adverse effect; and change of control.

As of December 31, 2012, we had no outstanding borrowings on the Credit Facility and had a $50.0 million maximum borrowing base, of which $45.5 million was available, net of $4.5 million of outstanding letters of credit. During the year ended December 31, 2011, we issued a $4.0 million letter of credit as a credit enhancement for a new letter of intent. Such letter of credit was issued in connection with a guarantee of indebtedness of a related party for proposed transaction and was originally due to expire in July 2012. Prior to the expiration, the letter of credit was amended to extend the guarantee of the related party’s line of credit until July 2013. A $4.0 million write-off is reflected as an expense for 2011 because we will most likely be required to perform for the full exposure.

Waivers of Events of Default

On May 15, 2012 and again on June 15, 2012, we entered into a limited waiver agreement with PNC Bank, National Association regarding certain events of default resulting from the delayed issuance of its audited financial statements for the year ended December 31, 2011 and of its quarterly financial statements for the periods ended March 31, 2012 and June 30, 2012. The limited waiver agreement permits us to maintain access to the Credit Facility with a post-closing obligation to deliver, no later than by October 15, 2012, its audited financial statements for the year ended December 31, 2011 and its financial statements for each of the quarters ended March 31 and June 30, 2012. On October 11, 2012, we entered into an amendment to the Credit Facility that extends the due date for our financial statements for the quarters ended March 31 and June 30, 2012 until November 30, 2012, among other things. On November 26, 2012, we entered into a second amendment to the Credit Facility that further extends the due date for our financial statements for the quarters ended March 31, June 30 and September 30, 2012 until January 15, 2013, among other things. On March 1, 2013, we entered into a third amendment to the Credit Facility that extended the due date for our unaudited monthly financial statements for the periods ended January 31, 2013 and February 28, 2013 until April 1, 2013 and April 15, 2013, respectively. We delivered our unaudited financial statements for the period ended January 31, 2013 to PNC Bank on April 1, 2013 and our unaudited monthly financial statements for the period ended February 28, 2013 on April 15, 2013.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term the “Issuer” refers only to Goodman Networks Incorporated and not to any of its Subsidiaries.

The Issuer will issue the exchange notes under an indenture between itself and Wells Fargo Bank, N.A., as trustee. The exchange notes will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the exchange notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. Unless the context requires otherwise, all references to the “Notes” include the existing notes and the exchange notes. The exchange notes and the existing notes will be treated as a single class for all purposes of the indenture.

The following description is a summary of the material provisions of the indenture, the registration rights agreement and the security documents. It does not restate those agreements in their entirety. Since this description is only a summary, you should refer to the indenture and the Notes, a copy of which we are filing with the SEC concurrently with the filing of this prospectus, for a complete description of our obligations and your rights. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture and the security documents.

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and any Future Note Guarantees

The Notes

The Notes:

•	will be general senior secured obligations of the Issuer;

•

will be secured on a first-priority lien basis by the Notes Priority Collateral owned by the Issuer and on a second-priority lien basis by the ABL Priority Collateral owned by the Issuer, in each case subject to Permitted Liens;

•

will share, equally and ratably with all obligations of the Issuer under any other Parity Lien Obligations, in the benefit of Liens held by the collateral trustee on all Notes Priority Collateral from time to time owned by the Issuer, which Liens will be junior to all Permitted Prior Liens on the Notes Priority Collateral and senior to the Liens on the Notes Priority Collateral securing the ABL Obligations;

•

will share, equally and ratably with all obligations of the Issuer under any other Parity Lien Obligations, in the benefits of the Liens held by the collateral trustee on the ABL Priority Collateral from time to time owned by the Issuer, which Liens will be junior to all Permitted Prior Liens on the ABL Priority Collateral, including Liens securing the ABL Obligations, and consequently, the Notes will be effectively junior to all ABL Obligations to the extent of the value of the ABL Priority Collateral;

•	will be structurally subordinated to any existing and future Indebtedness and other liabilities of the Issuer’s non-Guarantor Subsidiaries;

•	will be pari passu in right of payment with all existing and future Indebtedness of the Issuer that is not subordinated;

•	will be senior in right of payment to any existing and future subordinated Indebtedness of the Issuer; and

•	may be unconditionally guaranteed on a senior secured basis by certain future Guarantors as described under the caption “—Future Note Guarantees.”

As of December 31, 2012, the Issuer had $225.0 million outstanding in aggregate principal amount of Parity Lien Obligations (consisting solely of the Notes), and no loans outstanding under the ABL Agreement (and approximately $45.5 million of available borrowings thereunder) and approximately $4.5 million of undrawn standby letters of credit issued thereunder. Pursuant to the indenture, the Issuer will be permitted to incur additional Indebtedness as Parity Lien Principal Debt in an amount not to exceed the Parity Lien Principal Debt Cap. The Issuer will also be permitted to incur additional ABL Principal Debt in an amount not to exceed the greater of (x) $50.0 million and (y) 15.0% of Consolidated Tangible Assets. Any future incurrence of Parity Lien Obligations or ABL Obligations will be subject to all of the covenants described below, including the covenants described under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.”

Future Note Guarantees

The Notes will be guaranteed by each of the Issuer’s future Domestic Subsidiaries, other than Immaterial Subsidiaries.

Each Note Guarantee of a Guarantor:

•	will be a general senior secured obligation of that Guarantor;

•	will be secured on a first-priority lien basis by the Notes Priority Collateral owned by such Guarantor and on a second-priority lien basis by the ABL Priority Collateral owned by such Guarantor;

•

will share, equally and ratably with all obligations of that Guarantor under any other Parity Lien Obligations, in the benefit of Liens on all Notes Priority Collateral from time to time owned by that Guarantor, which Liens will be junior to all Permitted Prior Liens on the Notes Priority Collateral and senior to the Liens on the Notes Priority Collateral securing any ABL Obligations;

•

will share, equally and ratably with all obligations of that Guarantor under any other Parity Lien Obligations, in the benefits of the Liens held by the collateral trustee on the ABL Priority Collateral from time to time owned by that Guarantor, which Liens will be junior to all Permitted Prior Liens on the ABL Priority Collateral, including Liens securing the ABL Obligations, and, consequently, the Note Guarantees will be effectively junior to all ABL Obligations to the extent of the value of the ABL Priority Collateral of that Guarantor;

•	will be pari passu in right of payment with all existing and future Indebtedness of that Guarantor that is not subordinated; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of the date hereof, the Issuer has only two Subsidiaries, which Subsidiaries do not guarantee the Notes. The Notes will be guaranteed by each of the Issuer’s future Domestic Subsidiaries, other than Immaterial Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. As of December 31, 2012, the Issuer’s non-Guarantor Subsidiaries had substantially no assets, liabilities or revenue. In addition, for the fiscal year ended December 31, 2012, the Issuer’s non-Guarantor subsidiaries had substantially no assets, liabilities or revenue. See “Risk Factors—Risks Related to the Exchange Notes—Your right to receive payment on the exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.”

As of the date hereof, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Issuer issued $225.0 million in aggregate principal amount of Notes in the offering. The Issuer may issue additional Notes under the indenture from time to time. Any issuance of additional Notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants— Liens.” The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided, however, that unless such additional Notes are issued under a separate CUSIP, either such additional Notes are part of the same “issue” within the meaning of U.S. Treasury Regulation Section 1.1275-1(f) or neither the Notes nor such additional Notes are issued with more than a de minimus amount of original issue discount for U.S. federal income tax purposes. The Issuer will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Notes will mature on July 1, 2018.

Interest on the Notes will accrue at the rate of 12.125% per annum and will be payable semi-annually in arrears on January 1 and July 1, commencing on January 1, 2012. Interest on overdue principal and interest and Additional Interest, if any, will accrue at a rate that is 1.0% higher than the then applicable interest rate on the Notes. The Issuer will make each interest payment to the holders of record on the immediately preceding December 15 and June 15.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of the Notes has given wire transfer instructions to the Issuer, the Issuer will pay all principal of, premium on, if any, interest and Additional Interest, if any, on, that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar unless the Issuer elects to make interest payments by check mailed to the holders of the Notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders of the Notes, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all transfer taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Note Guarantees

As of the date hereof, the Issuer has only two Subsidiaries, which Subsidiaries do not guarantee the Notes. The Notes will be guaranteed by each of the Issuer’s future Domestic Subsidiaries, other than Immaterial Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to our Indebtedness and the Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the

Notes and the related guarantees, subordinate claims in respect of the Notes and the related guarantees and require holders of the Notes to return payments received and, if that occurs, you may not receive any payments on the Notes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuer or another Guarantor, unless:

(1)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)	either:

(a)(i)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (the “Successor Guarantor”) unconditionally assumes all the obligations of that Guarantor under its Note Guarantee, the indenture, the registration rights agreement and the Parity Lien Security Documents pursuant to a supplemental indenture and appropriate Parity Lien Security Documents satisfactory to the trustee; (ii) the Successor Guarantor causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Liens under the applicable Parity Lien Security Documents on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction; (iii) the Collateral owned by or transferred to the Successor Guarantor shall: (A) continue to constitute Collateral under the indenture and the applicable Parity Lien Security Documents, (B) be subject to Liens in favor of the collateral trustee for the benefit of the holders of the Notes and any other Parity Lien Obligations and (C) not be subject to any Lien other than Permitted Liens; and (iv) the property and assets of the Person which is merged or consolidated with or into the Successor Guarantor, to the extent that they are property or assets of the types which would constitute Collateral under the applicable Parity Lien Security Documents, shall be treated as after-acquired property and the Successor Guarantor shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Parity Lien Security Documents in the manner and to the extent required in the indenture and the Parity Lien Security Documents; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of such Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate the Asset Sale provisions of the indenture and such Guarantor ceases to be a Restricted Subsidiary of the Issuer as a result of the sale or other disposition;

(3)	if the Issuer designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge;” or

(5)	upon the dissolution of a Guarantor if its assets are distributed to Issuer or another Guarantor.

See “—Repurchase at the Option of Holders—Asset Sales.”

Security

The obligations of Issuer with respect to the Notes, the obligations of the Guarantors under the guarantees (if any), all other Parity Lien Obligations and the performance of all other obligations of Issuer under the Note Documents will be secured equally and ratably by first-priority Liens in the Notes Priority Collateral and second-priority Liens in the ABL Priority Collateral granted to the collateral trustee for the benefit of the holders of the Parity Lien Obligations. These Liens on the ABL Priority Collateral will be junior in priority to the Liens securing ABL Obligations and to all other Permitted Prior Liens and these Liens on the Notes Priority Collateral will be senior in priority to the Liens securing ABL Obligations and junior in priority only to Permitted Prior Liens. The Liens on the ABL Priority Collateral securing ABL Obligations will be held by the ABL Agent. The Collateral comprises substantially all of the assets of Issuer and the Guarantors, other than the Excluded Assets.

Collateral

The Notes Priority Collateral comprises substantially all of the tangible and intangible assets of the Issuer and the Guarantors, other than the ABL Priority Collateral and Excluded Assets.

The ABL Priority Collateral, as more specifically described elsewhere in this description, comprises all of the accounts receivable, inventory, securities accounts and deposit accounts of the Issuer and the Guarantors, and certain personal property of the Issuer and the Guarantors related to the foregoing, in each case other than the Excluded Assets.

ABL Obligations

As of December 31, 2012, the Issuer had no loans outstanding under the ABL Agreement and approximately $4.5 million of undrawn standby letters of credit issued thereunder. As of December 31, 2012, the Issuer had approximately $45.5 million available for borrowing under the ABL Agreement. The indenture will provide that the Issuer and the Guarantors may incur additional ABL Principal Debt, in an amount not to exceed the greater of (x) $50.0 million and (y) 15.0% of Consolidated Tangible Assets. Any additional ABL Obligations would be secured by Liens on the ABL Priority Collateral that would be effectively senior to the Liens on the ABL Priority Collateral securing the Notes and other Parity Lien Obligations. Additional ABL Obligations will only be permitted if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.”

Additional Parity Lien Obligations

The indenture and the Parity Lien Security Documents will provide that the Issuer may incur additional Parity Lien Principal Debt, in an amount not to exceed the Parity Lien Principal Debt Cap, by issuing additional Notes under the indenture or under one or more additional indentures, incurring additional Indebtedness under Credit Facilities (other than the ABL Agreement) or otherwise issuing or increasing a new Series of Secured Debt secured by Parity Liens on the Notes Priority Collateral and Junior Liens on the ABL Priority Collateral. All additional Parity Lien Obligations will be pari passu in right of payment with the Notes, will be guaranteed on a pari passu basis by each Guarantor and will be secured equally and ratably with the Notes by Liens on the Collateral held by the collateral trustee for as long as the Notes and the Note Guarantees are secured by the Collateral, subject to the covenants contained in the indenture. The collateral trustee under the collateral trust agreement will hold all Parity Liens in trust for the benefit of the holders of the Notes, any future Parity Lien Obligations and all other Parity Lien Obligations. Additional Parity Lien Obligations will only be permitted to be secured by the Collateral if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.”

The Intercreditor Agreement

On the date of the indenture, Issuer entered into an intercreditor agreement with the ABL Agent and the collateral trustee. The intercreditor agreement sets forth the terms of the relationship between the holders of ABL Liens and the holders of Parity Liens with respect to the Collateral.

The intercreditor agreement will permit the ABL Obligations and the Parity Lien Obligations to be refunded, refinanced or replaced by certain permitted replacement facilities without affecting the lien priorities set forth in the intercreditor agreement, in each case without the consent of any holder of ABL Obligations or Parity Lien Obligations (including holders of the Notes).

Lien Subordination

The intercreditor agreement will provide that notwithstanding the date, manner or order of grant, attachment or perfection of any Junior Lien in respect of any Collateral or of any Senior Lien in respect of any Collateral and notwithstanding any provision of the Uniform Commercial Code, any applicable law, any Security Document, any alleged or actual defect or deficiency in any of the foregoing or any other circumstance whatsoever, the Junior Representative, on behalf of each Junior Secured Party, in respect of such Collateral will agree that:

(1)	any Senior Lien in respect of such Collateral, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be and shall remain senior and prior to any Junior Lien in respect of such Collateral (whether or not such Senior Lien is subordinated to any Lien securing any other obligation); and

(2)	any Junior Lien in respect of such Collateral, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to any Senior Lien in respect of such Collateral.

Enforcement Rights

The intercreditor agreement will provide that until the Senior Obligations Payment Date has occurred, whether or not an Insolvency Proceeding has been commenced by or against Issuer or any Guarantor, the Senior Secured Parties will have the exclusive right to take and continue any Enforcement Action (including the right to credit bid their debt) with respect to the Senior Collateral, without any consultation with or consent of any Junior Secured Party, provided that the Junior Representative may (i) file a proof of claim in an Insolvency Proceeding, and (ii) file any necessary responsive or defensive pleadings in opposition of any motion or other pleadings made by any Person objecting to or otherwise seeking the disallowance of any Person objecting to or otherwise seeking the disallowance of the claims of the Junior Secured Parties on the Senior Collateral, subject to the limitations contained in the intercreditor agreement and only if consistent with the terms and the limitations on the Junior Representative imposed thereby. Upon the occurrence and during the continuance of a default or an event of default under the Senior Documents, the Senior Representative and the other Senior Secured Parties will be permitted to take and continue any Enforcement Action with respect to the Senior Obligations and the Senior Collateral in such order and manner as they may determine in their sole discretion in accordance with the terms and conditions of the Senior Documents, subject to compliance with the provisions set forth below under the caption “—Cooperation; Sharing of Information and Access.”

The intercreditor agreement will provide further that each Junior Representative, on behalf of itself and the other Junior Secured Parties, will agree that, until the Senior Obligations Payment Date has occurred, but subject to the immediately succeeding sentence:

(1)	they will not take or cause to be taken any action, the purpose or effect of which is to make any Lien on any Senior Collateral that secures any Junior Obligation pari passu with or senior to, or to give any Junior Secured Party any preference or priority relative to, the Liens on the Senior Collateral securing the Senior Obligations;

(2)	they will not contest, oppose, object to, interfere with, hinder or delay, in any manner, whether by judicial proceedings (including without limitation the filing of an Insolvency Proceeding) or otherwise, any foreclosure, sale, lease, exchange, transfer or other disposition of the Senior Collateral by any Senior Secured Party or any other Enforcement Action taken (or any forbearance from taking any Enforcement Action) in respect of the Senior Collateral by or on behalf of any Senior Secured Party;

(3)	they have no right to (x) direct either the Senior Representative or any other Senior Secured Party to exercise any right, remedy or power with respect to the Senior Collateral or pursuant to the Senior Security Documents in respect of the Senior Collateral or (y) consent or object to the exercise by the Senior Representative or any other Senior Secured Party of any right, remedy or power with respect to the Senior Collateral or pursuant to the Senior Security Documents with respect to the Senior Collateral or to the timing or manner in which any such right is exercised or not exercised (or, to the extent they would have any such right described in this clause (3), whether as a junior lien creditor in respect of the Senior Collateral or otherwise, they will irrevocably waive such right);

(4)	they will not institute any suit or other proceeding or assert in any suit, Insolvency Proceeding or other proceeding any claim against any Senior Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise, with respect to, and no Senior Secured Party will be liable for, any action taken or omitted to be taken by any Senior Secured Party with respect to the Senior Collateral or pursuant to the Senior Documents in respect of the Senior Collateral;

(5)	they will not commence judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of any Senior Collateral, exercise any right, remedy or power with respect to, or otherwise take any action to enforce their interest in or realize upon, the Senior Collateral; and

(6)	they will not seek, and will waive any right, to have the Senior Collateral or any part thereof marshaled upon any foreclosure or other disposition of the Senior Collateral.

Notwithstanding the foregoing, any Junior Representative will be permitted to, (i) take all such actions as it shall deem necessary to (A) perfect or continue the perfection of its Junior Liens or (B) create or preserve (but not enforce) the Junior Liens on any Collateral, and (ii) subject at all times to the provisions set forth under the caption “—Application of Proceeds” below, enforce or exercise any or all such rights and remedies as to any Junior Collateral commencing one hundred eighty (180) days after the date of the receipt by the Senior Representative of written notice from the Junior Representative of the declaration by the Junior Secured Parties of an event of default under the applicable Junior Documents in accordance with the terms of such Junior Documents that is continuing and the written demand by the Junior Secured Parties of the immediate payment in full of all of the applicable Junior Obligations (such 180-day period being referred to herein as the “Junior Standstill Period”), provided that

(1)	in the event that at any time after the Junior Representative has sent a notice to the Senior Representative to commence the Junior Standstill Period, the event of default that was the basis for such notice is cured or waived or otherwise ceases to exist and no other events of default under the applicable Junior Documents have occurred and are then continuing, then the notice shall automatically and without further action of the parties be deemed rescinded and no Junior Standstill Period shall be deemed to have been commenced;

(2)	the Junior Standstill Period shall be tolled for any period during which the Senior Representative is stayed from exercising rights or remedies pursuant to an Insolvency Proceeding or court order, so long as the Senior Representative has used its commercially reasonable efforts to have such stay lifted;

(3)

prior to taking any action to enforce or exercise any or all such rights and remedies after the end of the Junior Standstill Period, the Junior Representative shall give the Senior Representative not more than ten (10) Business Days’ and not less than five (5) Business Days’ prior written notice of the intention of Junior Representative to exercise its rights and remedies, including specifying the rights and remedies that it intends to exercise, which notice may be sent prior to the end of the Junior Standstill Period and in the event that Junior Representative shall not take any action to enforce or exercise any or all of such rights within ninety (90) days after the end of the Junior Standstill Period, then the notice to commence such Junior Standstill Period shall automatically and without further action of the parties be deemed rescinded and no Junior Standstill Period shall be deemed to have been commenced; and

(4)	notwithstanding anything to the contrary set forth under this section, the Junior Representative and the other Junior Secured Parties may not exercise any rights and remedies against any specific item or items of Junior Collateral after the end of the Junior Standstill Period, if and for so long as the Senior Representative or any other Senior Secured Party is diligently pursuing in good faith the exercise of its enforcement rights or remedies against the Issuer and Guarantors and/or all or any material portion of the Senior Collateral.

Prohibition on Contesting Liens

The intercreditor agreement will provide that, in respect of any Collateral, the Junior Representative, on behalf of each Junior Secured Party, in respect of such Collateral will agree that it will not, and will waive any right to:

(a)	contest, or support any other Person in contesting, in any proceeding (including any Insolvency Proceeding), the priority, validity or enforceability of any Senior Lien on such Collateral; or

(b)	demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or similar right which it may have in respect of such Collateral or the Senior Liens on such Collateral, except to the extent that such rights are expressly granted in the intercreditor agreement.

Cooperation; Sharing of Information and Access

The intercreditor agreement will provide that the collateral trustee, on behalf of itself and the other Parity Lien Secured Parties, will agree that each of them shall take such actions as the ABL Agent shall request in connection with the exercise by the ABL Secured Parties of their rights set forth therein in respect of the ABL Priority Collateral. The intercreditor agreement will provide that the ABL Agent, on behalf of itself and the other ABL Secured Parties, will agree that each of them shall take such actions as the collateral trustee shall request in connection with the exercise by the Parity Lien Secured Parties of their rights set forth therein in respect of the Notes Priority Collateral.

The intercreditor agreement will provide that, in the event that the ABL Agent shall, in the exercise of its rights under the ABL Security Documents or otherwise, receive possession or control of any books and Records of Issuer or any Guarantor which contain information identifying or pertaining to any of the Notes Priority Collateral, the ABL Agent shall promptly notify the collateral trustee of such fact and, upon request from the collateral trustee and as promptly as practicable thereafter, either make available to the collateral trustee such books and Records for inspection and duplication or provide to the collateral trustee copies thereof. The intercreditor agreement will provide that, in the event that the collateral trustee shall, in the exercise of its rights under the Parity Lien Security Documents or otherwise, receive possession or control of any books and Records of Issuer or any Guarantor which contain information identifying or pertaining to any of the ABL Priority Collateral, the collateral trustee shall promptly notify the ABL Agent of such fact and, upon request from the ABL Agent and as promptly as practicable thereafter, either make available to the ABL Agent such books and Records for inspection and duplication or provide the ABL Agent copies thereof. The collateral trustee will irrevocably grant the ABL Agent a non-exclusive worldwide license or right to use, to the maximum extent permitted by applicable law and to the extent of the collateral trustee’s interest therein, exercisable without payment of royalty or other compensation, to use any of the intellectual property now or thereafter owned by, licensed to, or otherwise used by the Issuer or Guarantors in order for ABL Agent and ABL Secured Parties to purchase, use, market, repossess, possess, store, assemble, manufacture, process, sell, transfer, distribute or otherwise dispose of any asset included in the ABL Priority Collateral in connection with the liquidation, disposition or realization upon the ABL Priority Collateral in accordance with the terms and conditions of the ABL Security Documents and the other ABL Documents. The collateral trustee will agree that, until the ABL Obligations Payment Date, any sale, transfer or other disposition of any of the Issuer’s or Guarantors’ intellectual property (whether by foreclosure or otherwise) will be subject to the ABL Agent’s rights as set forth in this paragraph.

The intercreditor agreement will provide that, if the collateral trustee, or any agent or representative of the collateral trustee, or any receiver, shall, after the commencement of any Enforcement Action, obtain possession or physical control of any of the Notes Priority Collateral, the collateral trustee shall promptly notify the ABL Agent in writing of that fact, and the ABL Agent shall, within thirty (30) Business Days thereafter, notify the collateral trustee in writing as to whether the ABL Agent desires to exercise access rights under the intercreditor agreement. In addition, if the ABL Agent, or any agent or representative of the ABL Agent, or any receiver, shall obtain possession or physical control of any of the Notes Priority Collateral in connection with an Enforcement Action, then the ABL Agent shall promptly notify the collateral trustee that the ABL Agent is exercising its access rights under the intercreditor agreement and its rights under this paragraph under either circumstance. The intercreditor agreement will provide that, upon delivery of such notice by the ABL Agent to the collateral trustee, the parties will confer in good faith to coordinate with respect to the ABL Agent’s exercise of such access rights, with such access rights to apply to any parcel or item of Notes Priority Collateral access to which is reasonably necessary to enable the ABL Agent during normal business hours: (i) to convert ABL Priority Collateral consisting of raw materials and work-in-process into saleable finished goods; (ii) to complete any service or project required for the practical realization of the benefits of the ABL Priority Collateral; (iii) to transport such ABL Priority Collateral to a point where such conversion can occur; (iv) to otherwise prepare ABL Priority Collateral for sale; and/or (v) to arrange or effect the sale of ABL Priority Collateral, all in accordance with the manner in which such matters are completed in the ordinary course of business.

Application of Proceeds

Pursuant to the intercreditor agreement, the Senior Representative and Junior Representative will agree that all Senior Collateral, and all proceeds thereof, received by either of them in connection with the collection, sale or disposition of Senior Collateral in an Enforcement Action shall be applied:

FIRST, to the payment of costs and expenses (including reasonable attorneys’ fees and expenses and court costs) of the Senior Representative in connection with such Enforcement Action;

SECOND, to the payment of the Senior Obligations in accordance with the Senior Documents until the Senior Obligations Payment Date;

THIRD, to the payment of the Junior Obligations in accordance with the Junior Documents until the Junior Obligations Payment Date; and

FOURTH, the balance, if any, to the Issuer and Guarantors or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

The intercreditor agreement will provide that, in exercising remedies, whether as a secured creditor or otherwise, the Senior Representative will have no obligation or liability to the Junior Representative or to any Junior Secured Party, regarding the adequacy of any proceeds or for any action or omission, save and except solely for an action or omission that breaches the express obligations undertaken by each party under the terms thereof.

The intercreditor agreement will also provide that, until the occurrence of the Senior Obligations Payment Date, any Senior Collateral that may be received by any Junior Secured Party in violation of the intercreditor agreement shall be segregated and held in trust and promptly paid over to the Senior Representative, for the benefit of the Senior Secured Parties, in the same form as received, with any necessary endorsements, and each Junior Secured Party will authorize the Senior Representative to make any such endorsements as agent for the Junior Representative (which authorization, being coupled with an interest, will be irrevocable).

Release of Liens

The intercreditor agreement will provide that, upon any release, sale or disposition of Senior Collateral permitted pursuant to the terms of the Senior Documents that results in the release of the Senior Lien on any Senior Collateral (including without limitation any sale or other disposition pursuant to any Enforcement Action) (other than release of the Senior Lien due to the occurrence of the Senior Obligations Payment Date), the Junior Lien on

such Senior Collateral (excluding any portion of the proceeds of such Senior Collateral remaining after the Senior Obligations Payment Date occurs) shall be automatically and unconditionally released with no further consent or action of any Person. The intercreditor agreement will provide that the Junior Representative shall promptly execute and deliver such release documents and instruments and shall take such further actions as the Senior Representative shall request to evidence any release of the Junior Lien described in this paragraph. The Junior Representative will appoint the Senior Representative and any officer or duly authorized natural person of the Senior Representative, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power of attorney in the place and stead of the Junior Representative and in the name of the Junior Representative or in the Senior Representative’s own name, from time to time, in the Senior Representative’s sole discretion, for the purposes of carrying out the terms of this paragraph, to take any and all appropriate action and to execute and deliver any and all documents and instruments as may be necessary or desirable to accomplish the purposes of this paragraph, including, without limitation, any financing statements, endorsements, assignments, releases or other documents or instruments of transfer (which appointment, being coupled with an interest, is irrevocable).

Insolvency Proceedings

The intercreditor agreement will provide that, until the Senior Obligations Payment Date has occurred, the Junior Representative will agree on behalf of itself and the other Junior Secured Parties that no Junior Secured Party will, in or in connection with any Insolvency Proceeding, file any pleadings or motions, take any position at any hearing or proceeding of any nature, or otherwise take any action whatsoever, in each case in respect of any of the Senior Collateral, including, without limitation, with respect to the determination of any Liens or claims held by the Senior Representative (including the validity and enforceability thereof) or any other Senior Secured Party in respect of any Senior Collateral or the value of any claims of such parties under Section 506(a) of the Bankruptcy Code or otherwise; provided that the Junior Representative may (i) file a proof of claim in an Insolvency Proceeding, and (ii) file any necessary responsive or defensive pleadings in opposition of any motion or other pleadings made by any Person objecting to or otherwise seeking the disallowance of any Person objecting to or otherwise seeking the disallowance of the claims of the Junior Secured Parties on the Senior Collateral, subject to the limitations contained in the intercreditor agreement and only if consistent with the terms and the limitations on the Junior Representative imposed thereby.

If Issuer or any Guarantor becomes subject to any Insolvency Proceeding in the United States at any time prior to the ABL Obligations Payment Date, and if the ABL Agent or the other ABL Secured Parties desire to consent (or not object) to the use of cash collateral under the Bankruptcy Code or to provide financing to Issuer or any Guarantor under the Bankruptcy Code or to consent (or not object) to the provision of such financing to Issuer or any Guarantor by any third party (any such financing, “ABL DIP Financing”), then the collateral trustee will agree, on behalf of itself and the other Parity Lien Secured Parties, that each Parity Lien Secured Party (a) will be deemed to have consented to, will raise no objection to, nor support any other Person objecting to, the use of such cash collateral or to such ABL DIP Financing on the grounds of a failure to provide “adequate protection” for the collateral trustee’s Lien on the Parity Lien Collateral to secure the Parity Lien Obligations or on any other grounds (and will not request any adequate protection solely as a result of such ABL DIP Financing) and (b) will subordinate (and will be deemed thereunder to have subordinated) the Parity Liens on any ABL Priority Collateral (i) to such ABL DIP Financing on the same terms as the ABL Liens are subordinated thereto (and such subordination will not alter in any manner the terms of the intercreditor agreement), (ii) to any adequate protection provided to the ABL Secured Parties and (iii) to any “carve-out” agreed to by the ABL Agent or the other ABL Secured Parties, so long as (x) the collateral trustee retains its Lien on the Parity Lien Collateral to secure the Parity Lien Obligations (in each case, including proceeds thereof arising after the commencement of the case under the Bankruptcy Code) and, as to the Notes Priority Collateral only, such Lien has the same priority as existed prior to the commencement of the case under the Bankruptcy Code and any Lien securing such ABL DIP Financing is junior and subordinate to the Lien of the collateral trustee on the Notes Priority Collateral, (y) all Liens on ABL Priority Collateral securing any such ABL DIP Financing shall be senior to or on a parity with the Liens of the ABL Agent and the other ABL Secured Parties securing the ABL Obligations on

ABL Priority Collateral and (z) if the ABL Agent receives a replacement or adequate protection Lien on post-petition assets of the debtor to secure the ABL Obligations, and such replacement or adequate protection Lien is on any of the Notes Priority Collateral, (1) such replacement or adequate protection Lien on such post-petition assets which are part of the Notes Priority Collateral (the “Parity Lien Post-Petition Assets”) is junior and subordinate to the Lien in favor of the collateral trustee on the Notes Priority Collateral and (2) the collateral trustee also receives a replacement or adequate protection Lien on such Parity Lien Post-Petition Assets of the debtor to secure the Parity Lien Obligations. In no event will any of the ABL Secured Parties seek to obtain a priming Lien on any of the Notes Priority Collateral and nothing contained therein shall be deemed to be a consent by Parity Lien Secured Parties to any adequate protection payments using Notes Priority Collateral.

If Issuer or any Guarantor becomes subject to any Insolvency Proceeding in the United States at any time prior to the Parity Lien Obligations Payment Date, and if the collateral trustee or the other Parity Lien Secured Parties desire to consent (or not object) or to provide financing to Issuer or any Guarantor under the Bankruptcy Code or to consent (or not object) to the provision of such financing to Issuer or any Guarantor by any third party (any such financing, “Parity Lien DIP Financing”), then the ABL Agent agrees, on behalf of itself and the other ABL Secured Parties, that each ABL Secured Party (a) will be deemed to have consented to, will raise no objection to, nor support any other Person objecting to such Parity Lien DIP Financing on the grounds of a failure to provide “adequate protection” for the ABL Agent’s Lien on the ABL Collateral to secure the ABL Obligations or on any other grounds (and will not request any adequate protection solely as a result of such Parity Lien DIP Financing) and (b) will subordinate (and will be deemed hereunder to have subordinated) the ABL Liens on any Notes Priority Collateral (i) to such Parity Lien DIP Financing on the same terms as the Parity Liens are subordinated thereto (and such subordination will not alter in any manner the terms of the intercreditor agreement), (ii) to any adequate protection provided to the Parity Lien Secured Parties and (iii) to any “carve-out” agreed to by the collateral trustee or the other Parity Lien Secured Parties, so long as (x) the ABL Agent retains its Lien on the ABL Collateral to secure the ABL Obligations (in each case, including proceeds thereof arising after the commencement of the case under the Bankruptcy Code) and, as to the ABL Priority Collateral only, such Lien has the same priority as existed prior to the commencement of the case under the Bankruptcy Code and any Lien securing such Parity Lien DIP Financing is junior and subordinate to the Lien of the ABL Agent on the ABL Priority Collateral, (y) all Liens on Notes Priority Collateral securing any such Parity Lien DIP Financing shall be senior to or on a parity with the Liens of the collateral trustee and the other Parity Lien Secured Parties securing the Parity Lien Obligations on Notes Priority Collateral and (z) if the collateral trustee receives a replacement or adequate protection Lien on post-petition assets of the debtor to secure the Parity Lien Obligations, and such replacement or adequate protection Lien is on any of the ABL Priority Collateral, (1) such replacement or adequate protection Lien on such post-petition assets which are part of the ABL Priority Collateral (the “ABL Post-Petition Assets”) is junior and subordinate to the Lien in favor of the ABL Agent on the ABL Priority Collateral and (2) the ABL Agent also receives a replacement or adequate protection Lien on such ABL Post-Petition Assets of the debtor to secure the ABL Obligations. In no event will any of the Parity Lien Secured Parties seek to obtain a priming Lien on any of the ABL Priority Collateral and nothing contained therein shall be deemed to be a consent by the ABL Secured Parties to any adequate protection payments using ABL Priority Collateral.

The intercreditor agreement will provide that, until the ABL Obligations Payment Date, the collateral trustee will agree, on behalf of itself and the other Parity Lien Secured Parties, that none of them will seek relief from the automatic stay or from any other stay in any Insolvency Proceeding or take any action in derogation thereof, in each case in respect of any ABL Priority Collateral, without the prior written consent of the ABL Agent. Until the Parity Lien Obligations Payment Date, the ABL Agent will agree, on behalf of itself and the other ABL Secured Parties, that none of them will seek relief from the automatic stay or from any other stay in any Insolvency Proceeding or take any action in derogation thereof, in each case in respect of any Notes Priority Collateral, without the prior written consent of the collateral trustee. In addition, neither the collateral trustee nor the ABL Agent will seek any relief from the automatic stay with respect to any Collateral without providing 30 days’ prior written notice to the other, unless otherwise agreed in writing by both the ABL Agent and the collateral trustee.

The intercreditor agreement will provide that the Junior Representative, on behalf of itself and the Junior Secured Parties, will agree that, prior to the Senior Obligations Payment Date, none of them will contest (or support any other Person contesting) (a) any request by the Senior Representative or any Senior Secured Party for adequate protection of its interest in the Senior Collateral (unless in certain circumstances in contravention of the intercreditor agreement), or (b) any objection by the Senior Representative or any Senior Secured Party to any motion, relief, action, or proceeding based on a claim by the Senior Representative or any Senior Secured Party that its interests in the Senior Collateral (unless in certain circumstances in contravention of the intercreditor agreement) are not adequately protected (or any other similar request under any law applicable to an Insolvency Proceeding), so long as any Liens granted to the Senior Representative as adequate protection of its interests are subject to the intercreditor agreement.

The intercreditor agreement will provide that:

(1) if any Senior Secured Party is required in any Insolvency Proceeding or otherwise to disgorge, turn over or otherwise pay to the estate of Issuer or any Guarantor, because such amount was avoided or ordered to be paid or disgorged for any reason, including without limitation because it was found to be a fraudulent or preferential transfer, any amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of set-off or otherwise, then the Senior Obligations shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and the Senior Obligations Payment Date shall be deemed not to have occurred;

(2) neither the Junior Representative nor any other Junior Secured Party will, in an Insolvency Proceeding or otherwise, oppose any sale or disposition of any Senior Collateral that is supported by the Senior Secured Parties, and the Junior Representative and each other Junior Secured Party will be deemed to have consented under Section 363 of the Bankruptcy Code (and otherwise) to any sale of any Senior Collateral supported by the Senior Secured Parties and to have released their Liens on such assets;

(3) to the extent that the Senior Representative or any Senior Secured Party has or acquires rights under Section 363 or Section 364 of the Bankruptcy Code with respect to any of the Junior Collateral, the Senior Representative will agree, on behalf of itself and the other Senior Secured Parties, not to assert any of such rights without the prior written consent of the Junior Representative; provided that if requested by the Junior Representative, the Senior Representative will timely exercise such rights in the manner requested by the Junior Representative, including any rights to payments in respect of such rights; and

(4) the parties thereto will agree that the intercreditor agreement is a “subordination agreement” under section 510(a) of the Bankruptcy Code, and will be effective before, during and after the commencement of an Insolvency Proceeding.

Amendments, Waivers, Consents

The intercreditor agreement will provide that, in the event the Senior Representative enters into any amendment, waiver or consent in respect of any of the Senior Security Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any Senior Security Document or changing in any manner the rights of any parties thereunder, in each case solely with respect to any Senior Collateral, then such amendment, waiver or consent shall apply automatically to any comparable provision of the comparable Security Document without the consent of or action by any Junior Secured Party (with all such amendments, waivers and modifications subject to the terms hereof); provided that, (i) no such amendment, waiver or consent shall have the effect of removing assets subject to the Lien of any Junior Security Document, except to the extent that a release of such Lien is permitted as described under the caption “—Release of Liens” above, (ii) any such amendment, waiver or consent that adversely affects the rights of the Junior Secured Parties and does not affect the Senior Secured Parties in a like or similar manner will not apply to the Junior Security Documents without the consent of the Junior Representative, (iii) no such amendment, waiver or consent with respect to any provision applicable to the Junior Representative under the Junior Documents shall be made without the prior written consent of the Junior Representative and (iv) notice of such amendment, waiver or consent shall be given to the Junior Representative no later than 30 days after its effectiveness, provided that the failure to give such notice will not affect the effectiveness and validity thereof.

The Collateral Trust Agreement

On the date of the indenture, Issuer and the Guarantors entered into a collateral trust agreement with the collateral trustee and each other Parity Lien Debt Representative. The collateral trust agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon any property of Issuer or any Guarantor at any time held by it, in trust for the benefit of the current and future holders of Parity Lien Obligations and will be subject to the terms of the Intercreditor Agreement.

Collateral Trustee

U.S. Bank National Association has been appointed pursuant to the collateral trust agreement to serve as the collateral trustee for the benefit of the holders of:

•	the Notes; and

•	all other Parity Lien Obligations outstanding from time to time.

The collateral trust agreement will provide that the collateral trustee may not be the same institution serving as a Parity Lien Debt Representative.

The collateral trustee will hold (directly or through co-trustees or agents), and will be entitled to enforce, all Liens on the Collateral created by the Parity Lien Security Documents, subject to the terms of the intercreditor agreement with respect to ABL Priority Collateral.

Except as provided in the intercreditor agreement, the collateral trust agreement or as directed by an Act of Required Parity Lien Debtholders in accordance with the collateral trust agreement, the collateral trustee will not be obligated:

(1)	to act upon directions purported to be delivered to it by any Person;

(2)	to foreclose upon or otherwise enforce any Lien; or

(3)	to take any other action whatsoever with regard to any or all of the Parity Lien Security Documents, the Liens created thereby or the Collateral.

Issuer will deliver to each Parity Lien Debt Representative copies of all Parity Lien Security Documents delivered to the collateral trustee.

Enforcement of Liens

If the collateral trustee at any time receives written notice that any event has occurred that constitutes a default under any Parity Lien Document entitling the collateral trustee to foreclose upon, collect or otherwise enforce its Liens under the Parity Lien Security Documents, it will promptly deliver written notice thereof to each Parity Lien Debt Representative. Thereafter, the collateral trustee may await direction by an Act of Required Parity Lien Debtholders and will act, or decline to act, as directed by an Act of Required Parity Lien Debtholders, in the exercise and enforcement of the collateral trustee’s interests, rights, powers and remedies in respect of the Collateral or under the Parity Lien Security Documents or applicable law and, following the initiation of such exercise of remedies, the collateral trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Parity Lien Debtholders, subject to the limitations set forth in the intercreditor agreement with respect to the rights of the collateral trustee in the ABL Priority Collateral. Unless it has been directed to the contrary by an Act of Required Parity Lien Debtholders, the collateral trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Parity Lien Document as it may deem advisable and in the best interest of the holders of Parity Lien Obligations, subject in all cases to the limitations in the intercreditor agreement.

Until the Parity Lien Obligations Payment Date, whether or not any Insolvency Proceeding has been commenced by or against Issuer or any Guarantor, the holders of the Notes and the holders of other future Parity Lien Obligations will have, subject to the intercreditor agreement and the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” and subject to the rights of the holders of Permitted Prior Liens, the exclusive right to authorize and direct the collateral trustee with respect to the Collateral (including, without limitation, the exclusive right to authorize or direct the collateral trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and the provisions of the Parity Lien Security Documents relating thereto.

Order of Application

The collateral trust agreement will provide that if any Collateral is sold or otherwise realized upon by the collateral trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the collateral trustee in the Parity Lien Security Documents, the proceeds received by the collateral trustee from such foreclosure, collection or other enforcement and the proceeds of any title or other insurance policy received by the collateral trustee will be distributed by the collateral trustee, subject to the provisions of the intercreditor agreement, in the following order of application:

FIRST, to the payment of all amounts payable under the collateral trust agreement on account of the collateral trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral trustee or any co-trustee or agent of the collateral trustee in connection with any Parity Lien Security Document (including, but not limited to, indemnification obligations);

SECOND, to the repayment of Indebtedness and other Obligations, other than Parity Lien Obligations, secured by a Permitted Prior Lien on the Collateral sold or realized upon to the extent that such other Indebtedness or Obligation is intended to be discharged (in whole or in part) in connection with such sale;

THIRD, to the respective Parity Lien Debt Representatives equally and ratably for application to the payment of all outstanding Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Obligations that are then due and payable (including, to the extent legally permitted, all interest accrued thereon after the commencement of any Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit, if any, constituting Parity Lien Obligations); and

FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to Issuer or the applicable Guarantor, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

The provisions set forth above under this caption “—Order of Application” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Debt Representative and the collateral trustee as holder of Parity Liens. The Parity Lien Debt Representative of each future Series of Parity Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and each other Parity Lien Debt Representative at the time of incurrence of such Series of Parity Lien Debt.

Release of Liens on Collateral

The collateral trust agreement will provide that the collateral trustee’s Liens on the Collateral will be released:

(1)	in whole, upon (a) payment in full and discharge of all Parity Lien Obligations that are outstanding, due and payable at the time all of the Parity Lien Obligations are paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Parity Lien Documents and the cancellation or termination or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Documents) of all outstanding letters of credit issued pursuant to any Parity Lien Documents;

(2)	as to any Collateral that is sold, transferred or otherwise disposed of by Issuer or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) Issuer or a Restricted Subsidiary of Issuer in a transaction or other circumstance that complies with the Asset Sale provisions of the indenture and is permitted by all of the other Parity Lien Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the collateral trustee’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(3)	as to a release of less than all or substantially all of the Collateral, if consent to the release of all Parity Liens on such Collateral has been given by an Act of Required Parity Lien Debtholders;

(4)	as to a release of all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Parity Lien Debt at the time outstanding as provided for in the applicable Parity Lien Documents, and (b) Issuer has delivered an officers’ certificate to the collateral trustee certifying that all such necessary consents have been obtained; and

(5)	if and to the extent required by the intercreditor agreement.

The Parity Lien Security Documents provide that the Liens securing the Parity Lien Obligations will extend to the proceeds of any sale of Collateral. As a result, the collateral trustee’s Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the preceding paragraph.

Release of Liens in Respect of Notes

The indenture and the collateral trust agreement will provide that the collateral trustee’s Parity Liens upon the Collateral will no longer secure the Notes outstanding under the indenture or any other Obligations under the indenture, and the right of the holders of the Notes and such Obligations to the benefits and proceeds of the collateral trustee’s Parity Liens on the Collateral will terminate and be discharged:

(1)	upon satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge;”

(2)	upon a Legal Defeasance or Covenant Defeasance of the Notes as set forth under the caption “—Legal Defeasance and Covenant Defeasance;”

(3)	upon payment in full and discharge of all Notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the Notes are paid in full and discharged; or

(4)	in whole or in part, with the consent of the holders of the requisite percentage of Notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver.”

Release of Liens in Respect of any Series of Parity Lien Debt Other than the Notes.

The collateral trust agreement will provide that, as to any Series of Parity Lien Debt, the collateral trustee’s Parity Lien will no longer secure such Series of Parity Lien Debt if the requirements of the Parity Lien Obligations Payment Date are satisfied with respect to such Series of Parity Lien Debt and all Parity Lien Obligations related thereto.

The collateral trust agreement will provide that, as to any Series of Parity Lien Debt other than the Notes, the collateral trustee’s Parity Lien will no longer secure such Series of Parity Lien Debt if such Parity Lien Obligations have been repaid in full, all commitments to extend credit in respect of such Series of Parity Lien Debt have been terminated and all other Parity Lien Obligations related thereto that are outstanding and unpaid at the time such Series of Parity Lien Debt is paid are also paid in full.

Amendment of Security Documents

The collateral trust agreement will provide that no amendment or supplement to the provisions of any Parity Lien Security Document will be effective without the approval of the collateral trustee acting as directed by an Act of Required Parity Lien Debtholders, except that:

(1)	any amendment or supplement that has the effect solely of

(a)	adding or maintaining Collateral, securing additional Parity Lien Obligations that were otherwise permitted by the terms of the Parity Lien Documents to be secured by the Collateral or preserving, perfecting or establishing the Liens thereon or the rights of the collateral trustee therein; or

(b)	providing for the assumption of Issuer’s or any Guarantor’s obligations under any Parity Lien Document in the case of a merger or consolidation or sale of all or substantially all of the assets of Issuer or such Guarantor to the extent permitted by the terms of the indenture governing the Notes and the other Parity Lien Documents, as applicable;

will become effective when executed and delivered by Issuer or any other applicable grantor party thereto and the collateral trustee;

(2)	no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Parity Lien Obligations:

(a)	to vote its outstanding Parity Lien Obligations as to any matter described as subject to an Act of Required Parity Lien Debtholders (or amends the provisions of this clause (2) or the definition of “Act of Required Parity Lien Debtholders”);

(b)	to share in the order of application described above under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral; or

(c)	to require that Liens securing Parity Lien Obligations be released only as set forth in the provisions described above under the caption “—Release of Liens on Collateral;”

will become effective without the consent of the requisite percentage or number of holders of each Series of Parity Lien Debt so affected under the applicable Parity Lien Document;

(3)	no amendment or supplement that imposes any obligation upon the collateral trustee or any Parity Lien Debt Representative or adversely affects the rights of the collateral trustee or any Parity Lien Debt Representative, respectively, in its individual capacity as such will become effective without the consent of the collateral trustee or such Parity Lien Debt Representative, respectively; and

(4)	any amendment or supplement that has the effect solely of curing any ambiguity, defect, mistake, omission or inconsistency or conforming the text of any Parity Lien Security Document to any provision of the indenture to the extent that such provision in the indenture was intended to be a verbatim recitation of any Parity Lien Security Document, which intent shall be evidenced by an Officer’s Certificate of the Issuer to that effect, will, in each case, become effective when executed and delivered by the Issuer and any applicable Guarantor party thereto and the collateral trustee.

Any amendment or supplement to the provisions of the Parity Lien Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Parity Lien Document referenced above under the caption “—Release of Liens on Collateral.” Any amendment or supplement that results in the collateral trustee’s Liens upon the Collateral no longer securing the Notes and the other Obligations under the indenture may only be effected in accordance with the provisions described above under the caption “—Release of Liens in Respect of Notes.”

The collateral trust agreement will provide that, notwithstanding anything to the contrary under the caption “—Amendment of Security Documents,” but subject to clauses (2) and (3) above and subject to the intercreditor agreement:

(1)	any mortgage or other Parity Lien Security Document that secures Parity Lien Obligations may be amended or supplemented with the approval of the collateral trustee acting as directed in writing by an Act of Required Parity Lien Debtholders, unless such amendment or supplement would not be permitted under the terms of the collateral trust agreement or the other Parity Lien Documents; and

(2)	any amendment or waiver of, or any consent under, any provision of the collateral trust agreement or any other Parity Lien Security Document that secures Parity Lien Obligations will apply automatically to any comparable provision of any other Parity Lien Document without the consent of or notice to any holder of Parity Lien Obligations and without any action by Issuer or any Guarantor or any holder of Notes or other Parity Lien Obligations.

Voting

In connection with any matter under the collateral trust agreement requiring a vote of holders of Parity Lien Obligations, each Series of Parity Lien Debt will cast its votes in accordance with the Parity Lien Documents governing such Series of Parity Lien Debt. The amount of Parity Lien Obligations to be voted by a Series of Parity Lien Debt will equal (1) the aggregate principal amount of Parity Lien Principal Debt held by such Series of Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Parity Lien Debt. Following and in accordance with the outcome of the applicable vote under its Parity Lien Documents, the Parity Lien Debt Representative of each Series of Parity Lien Debt will vote the total amount of Parity Lien Obligations under that Series of Parity Lien Debt as a block in respect of any vote under the collateral trust agreement.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Parity Lien Obligations

The indenture will provide that, notwithstanding:

(1)	anything to the contrary contained in the Parity Lien Security Documents;

(2)	the time of incurrence of any Series of Parity Lien Debt;

(3)	the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4)	the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)	the time of taking possession or control over any Collateral;

(6)	that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)	the rules for determining priority under any law governing relative priorities of Liens:

(a)	all Parity Liens granted at any time by Issuer or any Guarantor will secure, equally and ratably, all present and future Parity Lien Obligations; and

(b)	all proceeds of all Parity Liens granted at any time by Issuer or any Guarantor will be allocated and distributed equally and ratably on account of the Parity Lien Obligations.

The provisions set forth above under this caption “—Equal and Ratable Sharing of Collateral by Holders of Parity Lien Obligations” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Debt Representative and the collateral trustee as holder of Parity Liens. The Parity Lien Debt Representative of each future Series of Parity Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and the trustee at the time of incurrence of such Series of Parity Lien Debt.

Relative Rights

Nothing in the Note Documents will:

(1)	impair, as Issuer and the holders of the Notes, the obligation of Issuer to pay principal of, premium and interest and liquidated damages, if any, on the Notes in accordance with their terms or any other obligation of Issuer or any Guarantor;

(2)	affect the relative rights of holders of Notes as against any other creditors of Issuer or any Guarantor (other than holders of ABL Liens, Permitted Prior Liens or other Parity Liens);

(3)	restrict the right of any holder of Notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the caption “—The Intercreditor Agreement—Enforcement Rights”);

(4)	restrict or prevent any holder of Notes or other Parity Lien Obligations, the collateral trustee or any Parity Lien Debt Representative from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by “—The Intercreditor Agreement—Enforcement Rights”; or

(5)	restrict or prevent any holder of Notes or other Parity Lien Obligations, the collateral trustee or any Parity Lien Debt Representative from taking any lawful action in an Insolvency Proceeding not specifically restricted or prohibited by “—The Intercreditor Agreement—Enforcement Rights.”

Further Assurances; Insurance

The indenture and the Parity Lien Security Documents will provide that Issuer and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the collateral trustee from time to time may reasonably request, to assure and confirm that the collateral trustee holds, for the benefit of the holders of Parity Lien Obligations, duly created and enforceable and perfected Parity Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the exchange notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Parity Lien Documents.

Upon the reasonable request of the collateral trustee or any Parity Lien Debt Representative at any time and from time to time, Issuer and each of the Guarantors will promptly execute, acknowledge and deliver such Parity Lien Security Documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the collateral trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Parity Lien Documents for the benefit of the holders of Parity Lien Obligations.

Issuer and the Guarantors will:

(1)	keep their properties adequately insured at all times by financially sound and reputable insurers;

(2)

maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3)	maintain such other insurance as may be required by law;

(4)	maintain title insurance on all real property Collateral insuring the collateral trustee’s Parity Lien on that property, subject only to Permitted Prior Liens and other exceptions to title approved by the collateral trustee; provided that title insurance need only be maintained on any particular parcel of real property having a Fair Market Value of more than $1.0 million; and

(5)	maintain such other insurance as may be required by the Parity Lien Security Documents.

Upon the request of the collateral trustee, Issuer and the Guarantors will furnish to the collateral trustee full information as to their property and liability insurance carriers. Holders of Parity Lien Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of Issuer and the Guarantors and the collateral trustee will be named as loss payee, with 30 days’ notice of cancellation or material change, on all property and casualty insurance policies of Issuer and the Guarantors.

Optional Redemption

At any time prior to July 1, 2014, the Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 112.125% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Interest, if any, to the date of redemption (subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of an Equity Offering by the Issuer or a contribution to the Issuer’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by the Issuer’s direct or indirect parent; provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding Notes held by the Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.

At any time prior to July 1, 2015, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Issuer’s option prior to July 1, 2015.

On or after July 1, 2015, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on July 1 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2015	106.063%
2016	103.031%
2017 and thereafter	100.000%

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date”), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. As a result, the Issuer could enter into certain transactions, including acquisitions, refinancings, or other recapitalizations that could affect the Issuer’s capital structure or the value of the Notes, but that would not constitute a Change of Control.

The ABL Agreement will provide that certain change of control events will constitute a default under the ABL Agreement. Credit agreements that the Issuer enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Agreement and such other agreements being declared immediately due and payable or lending commitments being terminated. Additionally, the exercise by the holders of Notes of their right to require the Issuer to repurchase the Notes upon a Change of Control could cause a default under these other credit agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Issuer. The Issuer’s ability to pay cash to holders of Notes following the occurrence of a Change of Control may be limited by its then existing financial resources; sufficient funds may not be available to the Issuer when necessary to make any required repurchases of Notes. See “Risk Factors—Risks Related to the Exchange Notes—We may not have the ability to raise the funds necessary to finance the change of control offer or the asset sale offer required by the indenture governing the exchange notes.”

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuer to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

A Change of Control would be triggered at such time as a majority of the members of the Board of Directors of the Issuer are not Continuing Directors (defined as directors serving on the date of the indenture, nominated by directors a majority of whom were serving on the date of the indenture). You should note, however, that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a Change of Control under a clause similar to the provision described in the prior sentence if the outgoing directors were to approve the new directors for the purpose of such Change of Control clause.

Asset Sales

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	with respect to any Asset Sale not constituting a Casualty Event, the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	with respect to any Asset Sale not constituting a Casualty Event, at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)

any liabilities, as shown on the Issuer’s most recent consolidated balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Issuer or such Restricted Subsidiary from or indemnifies against further liability;

(b)	any securities, Notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are within 60 days of the Asset Sale and subject to ordinary settlement periods, converted by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(c)	any stock or assets of the kind referred to in clauses (3) or (4) of the next paragraph of this covenant; and

(d)	any Designated Non-cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed $10.0 million at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(3)	in the case of an Asset Sale that constitutes a sale of Notes Priority Collateral, the Issuer or the applicable Restricted Subsidiary, as the case may be, promptly deposits the Net Proceeds therefrom immediately upon receipt thereof as Collateral into one or more accounts held by or under the “control” of (within the meaning of the Uniform Commercial Code) the collateral trustee or its agent as security for the Notes pursuant to arrangements reasonably satisfactory to the collateral trustee pending application in accordance with the following paragraph; provided that no such deposit will be required except to the extent the aggregate Net Proceeds from all sales of Notes Priority Collateral that are not held in a collateral proceeds account exceeds $10.0 million.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale other than (1) a Sale of Notes Priority Collateral or (2) a Sale of a Guarantor, the Issuer or such Restricted Subsidiary may apply such Net Proceeds at its option and to the extent it so elects:

(1)	to repay any Indebtedness and other Obligations that are secured by a Permitted Prior Lien;

(2)	to repay Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer;

(3)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Issuer;

(4)	to make an Investment in Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; or

(5)	any combination of the foregoing;

provided that the Issuer will be deemed to have complied with the provisions described in clauses (3) and (4) of this paragraph if and to the extent that, within 360 days after the Asset Sale that generated the Net Proceeds, the Issuer has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business, make an Investment in Replacement Assets or make a capital expenditure in compliance with the provision described in clauses (3) and (4) of this paragraph, and that acquisition, purchase or capital expenditure is thereafter completed within 180 days after the end of such 360-day period. Pending the final application of any such Net Proceeds, the Issuer may invest such Net Proceeds in any manner that is not prohibited by the indenture.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale that constitutes (1) a Sale of Notes Priority Collateral or (2) a Sale of a Guarantor, the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to such Net Proceeds:

(1)	to make an Investment in other assets or property that would constitute Notes Priority Collateral;

(2)	to make an Investment in Capital Stock of another Permitted Business if, after giving effect to such Investment, the Permitted Business becomes a Guarantor or is merged into or consolidated with the Issuer or any Guarantor;

(3)	to make a capital expenditure with respect to assets that constitute Notes Priority Collateral;

(4)	to repay Indebtedness secured by a Permitted Prior Lien on any Notes Priority Collateral that was sold in such Asset Sale;

(5)	to repay, repurchase or redeem Parity Lien Obligations (including Parity Lien Obligations under the Notes); provided that the Issuer shall equally and ratably redeem or repurchase the Notes as described under the caption “—Optional Redemption,” through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest and Additional Interest, if any, on the amount of Notes that would otherwise be prepaid; or

(6)	any combination of the foregoing;

provided that the Issuer will be deemed to have complied with the provision described in clauses (1), (2) and (3) of this paragraph if, and to the extent that, within 360 days after the Asset Sale that generated the Net Proceeds, the Issuer has entered into and not abandoned or rejected a binding agreement to make an Investment in assets or property that would constitute Notes Priority Collateral or make an Investment in Capital Stock of another Permitted Business or to make a capital expenditure with respect to assets that constitute Notes Priority Collateral in compliance with the provisions described in clauses (1), (2) and (3) of this paragraph, and that purchase or capital expenditure is thereafter completed within 180 days after the end of such 360-day period. Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as described in the two preceding paragraphs will constitute “Excess Proceeds.” Within 15 business days after the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer will make an Asset Sale Offer to all holders of Notes and all holders of other Parity Lien Obligations containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets, to purchase, prepay or redeem the maximum principal amount of Notes and such other Parity Lien Obligations that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price for the Notes and any other Parity Lien Obligations in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other Parity Lien Obligations purchased, plus accrued and unpaid interest and Additional Interest on the Notes and any other Parity Lien Obligations to the date of purchase, prepayment or redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and such other Parity Lien Obligations tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other Parity Lien Obligations shall be purchased on a pro rata basis based on the principal amount of Notes and such other Parity Lien Obligations tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The ABL Agreement will provide that certain asset sales will constitute a default under the ABL Agreement. Credit agreements that the Issuer enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Agreement and such other agreements being declared immediately due and payable or lending commitments being terminated. Additionally, the exercise by the holders of Notes of their right to require the Issuer to repurchase the Notes upon an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on the Issuer. The Issuer’s ability to pay cash to holders of Notes following the occurrence of an Asset Sale may be limited by their then existing financial resources; sufficient funds may not be available to the Issuer when necessary to make any required repurchases of Notes. See “Risk Factors—Risks Related to the Exchange Notes—We may not have the ability to raise the funds necessary to finance the change of control offer or the asset sale offer required by the indenture governing the exchange notes.”

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis (or, in the case of Notes issued in global form as discussed under “—Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Certain Covenants

Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer and other than dividends or distributions payable to the Issuer or a Restricted Subsidiary of the Issuer);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) any Equity Interests of the Issuer or any direct or indirect parent of the Issuer (other than purchases, redemptions, defeasances and other acquisitions or retirements of Equity Interests, in each case held by a Restricted Subsidiary);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuer or any Guarantor that is unsecured, secured only by a Lien that is junior to the Liens securing the Notes or any Note Guarantee or contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)	the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3)(i), (4), (5), (6), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from July 1, 2011 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds received by the Issuer since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Issuer or from the issue or sale of convertible or exchangeable Disqualified Stock of the Issuer or convertible or exchangeable debt securities of the Issuer, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Issuer (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Issuer); plus

(3)	to the extent that any Restricted Investment that was made after the date of the indenture is (a) sold for cash or otherwise cancelled, liquidated or repaid for cash, or (b) made in an entity that subsequently becomes a Restricted Subsidiary of the Issuer that is a Guarantor, the initial amount of such Restricted Investment (or, if less, the amount of cash received upon repayment or sale); plus

(4)	to the extent that any Unrestricted Subsidiary of the Issuer designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of the Issuer’s Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(5)	50% of any dividends received in cash by the Issuer or a Restricted Subsidiary of the Issuer that is a Guarantor after July 1, 2011 from an Unrestricted Subsidiary of the Issuer, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Issuer for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)

the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted

Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the indenture;

(3)	(i) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis or (ii) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends in an aggregate amount per annum not to exceed 6% of the net cash proceeds received by, or contributed to, the Issuer in connection with any Public Equity Offering occurring after the date of the indenture;

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Issuer or any Guarantor that is unsecured, secured only by a Lien that is junior to the Liens securing the Notes or any Note Guarantee or contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5)	so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any current or former officer, director or employee of the Issuer or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period and may not exceed an aggregate amount of $15.0 million since the date of the indenture;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Issuer or any preferred stock of any Restricted Subsidiary of the Issuer issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)	payments of cash, dividends, distributions, advances or other Restricted Payments by the Issuer or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9)	so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the indenture; and

(10)	payments made with the proceeds of the offering of the Notes as described in the “Use of Proceeds” section of the initial offering memorandum.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Issuer whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $20.0 million.

In determining whether any Restricted Payment is permitted by the covenant described under the caption “—Restricted Payments,” the Issuer and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (10) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under “—Restricted Payments” (including categorization as a Permitted Investment); provided that, at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the covenant described under the caption “—Restricted Payments” and provided further that the Issuer and its Restricted Subsidiaries may reclassify all or a portion of such Restricted Payment or Permitted Investment in any manner that complies with this covenant, and following such reclassification such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuer will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Issuer and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $50.0 million and (y) 15.0% of Consolidated Tangible Assets;”

(2)	the incurrence by the Issuer and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and related Note Guarantees issued pursuant to the Registration Rights Agreement;

(4)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Issuer or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

(5)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (13), (14), (15) or (16) of this paragraph;

(6)	the incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary of Issuer, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of the Issuer’s Restricted Subsidiaries to the Issuer or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Restricted Subsidiary of the Issuer,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by the Issuer or any of the Guarantors of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer and the guarantee by any Foreign Subsidiary of Indebtedness of another Foreign Subsidiary, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments, earn-outs or similar obligations in connection with the acquisition or disposition of assets or a Subsidiary;

(13)	Indebtedness or Disqualified Stock of Persons (other than Indebtedness or Disqualified Stock incurred in anticipation of such acquisition or merger) that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the indenture; provided that after giving effect to such acquisition either (a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio provisions of this covenant or (b) the Fixed Charge Coverage Ratio would be greater than such Fixed Charge Coverage Ratio immediately prior to such acquisition;

(14)	the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding pursuant to this clause (14), including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $10.0 million (or the equivalent thereof, measured at the time of each incurrence, in the applicable foreign currency);

(15)	the incurrence by the Issuer or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $5.0 million; and

(16)	the incurrence by the Issuer or any of the Guarantors of additional subordinated Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any such subordinated Indebtedness incurred pursuant to this clause (16), not to exceed $10.0 million.

The Issuer will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuer or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuer solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities (including ABL Obligations) outstanding on the date on which Notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the Notes, the Note Guarantees and the Parity Lien Security Documents;

(3)	agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in the indenture, the Notes and the Note Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)

provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of the Issuer’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12)	any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in anticipation of such acquisition;

(13)	provisions in agreements or instruments which prohibit the payment of dividends or the making of other distribution with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(14)	any restrictions on the transfer of assets subject to any lien permitted under the indenture imposed by the holder of such lien;

(15)	customary provision in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, join venture of similar Person; and

(16)	any encumbrances or restrictions imposed by any amendment, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments, or obligations referred to in clauses (1) through (16) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases supplements, refundings, replacements or refinancing are not materially more restrictive, in the good faith of the Board of Directors of the Issuer, taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

The Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	(a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the Notes is a corporation organized or existing under any such laws;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuer under the Notes, the indenture, the registration rights agreement and the Parity Lien Security Documents, pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for the Issuer for such four-quarter period. In addition, the Issuer will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and the Guarantors. Clauses (3) and (4) of the first paragraph of this covenant will not apply to (1) any merger or consolidation of the Issuer with or into one of its Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating the Issuer in another jurisdiction.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1.0 million, unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(2)	The Issuer delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, a resolution of the Board of Directors of the Issuer set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Issuer; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Issuer or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Issuer or any of its Restricted Subsidiaries;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Issuer to Affiliates of the Issuer;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7)	loans or advances to employees in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

(8)	any transaction pursuant to any agreement in existence on the date of the indenture or any amendment or replacement thereof that, taken in its entirety, is no less favorable to the Issuer than the agreement as in effect of the date of the indenture; and

(9)	transactions with customers, clients, suppliers, or purchasers or sellers of goods, in each case, in the ordinary course of business, provided that as determined in good faith by the Board of Directors or senior management of the Issuer, such transactions are on terms that are no materially less favorable, taken as a whole, to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person.

Business Activities

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If the Issuer or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 20 business days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Issuer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuer will be in default of such covenant. The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuer; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation. Any Unrestricted Subsidiary shall become a Restricted Subsidiary for all purposes of the indenture and the other Note documents upon the delivery to the trustee of a certified copy of the resolutions of the Board of Directors giving effect to such designation and an Officers’ Certificate of the Issuer certifying that such designation complied with the preceding conditions.

Payments for Consent

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Issuer will furnish to the holders of the Notes and the trustee within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Issuer were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such reports.

If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

The availability of the foregoing materials on the SEC’s EDGAR service (or any successor thereto) shall be deemed to satisfy the Issuer’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Issuer’s consolidated financial statements by the Issuer’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Issuer will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Issuer is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Issuer will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such filings. The Issuer will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Issuer’s filings for any reason, the Issuer will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC.

Notwithstanding anything to the contrary in the foregoing, if at any time any such reports are not filed by the Issuer, or are not accepted by the SEC for any reason, for inclusion on the SEC’s EDGAR service (or any successor thereto), the Issuer will post such reports on a website no later than the date the Issuer is required to provide those reports to the trustee and the holders of the Notes and maintain such posting for so long as any Notes remain outstanding.

Access to such reports on such website may be subject to a confidentiality acknowledgment; provided, that no other conditions, including password protection, may be imposed on access to such reports other than a representation by the Person accessing such reports that it is the trustee, a holder of the Notes, a beneficial owner of the Notes, a bona fide prospective investor, a securities analyst or a market maker.

In addition, the Issuer will, for so long as any Notes remain outstanding, use its commercially reasonable efforts to hold and participate in quarterly conference calls with the holders of the Notes, beneficial owners of the Notes, bona fide prospective investors, securities analysts and market makers to discuss such financial information no later than ten business days after distribution of such financial information.

Furthermore, the Issuer agrees that, for so long as any Notes remain outstanding, it will furnish to the holders of Notes, beneficial owners of the Notes, bona fide prospective investors, securities analysts and market makers, upon their request, the reports described above and any other information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest and Additional Interest, if any, on the Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3)	failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by the Issuer or any of its Restricted Subsidiaries for 30 days after notice to the Issuer by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments,” “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” or “—Certain Covenants— Liens;”

(5)	failure by the Issuer or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7)	failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days;

(8)	the occurrence of any of the following:

(a)

any Parity Lien Security Document for the benefit of holders of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant Parity Lien Security Documents; provided, however, that it shall not be an Event of Default under this clause (8)(a) if the sole result of the failure of one or more Parity Lien Security Documents to be fully enforceable is that any Parity Lien purported to be granted under such security document on Collateral, individually or in the aggregate having a Fair Market Value of not more than $2.5 million ceases to be an enforceable and perfected security interest, not subject to any Liens prior to the Parity Liens other than Permitted Prior Liens; or

(b)	except as permitted by the indenture, any Parity Lien for the benefit of holders of the Notes purported to be granted under any Parity Lien Security Document for the benefit of holders of the Notes on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected first-priority Lien in any material respect, subject only to Permitted Prior Liens, and such condition continues for 60 days after written notice by the trustee or the collateral trustee of failure to comply with such requirement; provided that it will not be an Event of Default under this clause 8(b) if such condition results from the action or inaction of the trustee or the collateral trustee; or

(c)	the Issuer or any Significant Subsidiary that is a Guarantor (or any such Guarantors that together would constitute a Significant Subsidiary), or any Person acting on behalf of any of them, denies or disaffirms, in writing, any material obligation of the Issuer or such Significant Subsidiary that is a Guarantor (or such Guarantors that together constitute a Significant Subsidiary) set forth in or arising under any Parity Lien Security Document for the benefit of holders of the Notes;

(9)	except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(10)	certain events of bankruptcy or insolvency described in the indenture with respect to the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer, any Restricted Subsidiary of the Issuer that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of the acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) have rescinded the declaration of acceleration in respect of such Indebtedness within 60 days of the date of such declaration and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, (b) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived and (c) remedies have not been taken with respect to Notes Priority Collateral securing such Indebtedness.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest and Additional Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of Notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a Note may pursue any remedy with respect to the indenture or the Notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding Notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest or Additional Interest, if any, on, the Notes.

The Issuer is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuer is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or the Guarantors under the Notes, the indenture, the Note Documents, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, or interest or Additional Interest, if any, on, such Notes when such payments are due from the trust referred to below;

(2)	the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, all Events of Default described under “—Events of Default and Remedies” (except those relating to payments on the Notes or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest and Additional Interest, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Issuer or any of the Guarantors is a party or by which the Issuer or any of the Guarantors is bound;

(6)	the Issuer must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(7)	the Issuer must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the Notes, as provided under the caption “—The Collateral Trust Agreement—Release of Liens in Respect of Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the Notes, the Note Guarantees or the Security Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest or Additional Interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of such documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1)	reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption of the Notes (except those provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium on, if any, or interest or Additional Interest, if any, on, the Notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;

(9)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture or any Parity Lien Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes will require the consent of the holders of at least 66-2/3% in aggregate principal amount of the Notes then outstanding (but only to the extent such consent is required under the Collateral Trust Agreement).

Notwithstanding the preceding, without the consent of any holder of Notes, the Issuer, the Guarantors and the trustee (or, in the case of Security Documents pursuant to clause (15) below, the collateral trustee) may amend or supplement the indenture, the Notes, the Note Guarantees or the Security Documents:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of the Issuer’s or a Guarantor’s obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any holder in any material respects;

(5)	to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the Notes, the Note Guarantees or any Security Documents to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Notes, the Note Guarantees and the Security Documents, which intent may be evidenced by an officers’ certificate to that effect;

(7)	to enter into additional or supplemental Security Documents;

(8)	to release Collateral in accordance with the terms of the indenture and the Security Documents;

(9)	to provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(10)	to evidence and provide for the acceptance and appointment (x) under the indenture of a successor trustee thereunder or (y) under the Parity Lien Security Documents of a collateral trustee thereunder;

(11)	to make any amendment to the provisions of the indenture relating to the transfer and legending of the Notes as permitted by the indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the indenture as so amended would not result in the Notes being transferred in violation of the Securities Act or any applicable securities laws and (ii) such amendment does not materially and adversely affect the rights of the noteholders to transfer the Notes;

(12)	to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the Parity Lien Security Documents or any release of Collateral that becomes effective as set forth in the indenture or any of the Parity Lien Security Documents;

(13)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(14)	to modify the Parity Lien Security Documents to reflect additional extensions of credit and additional secured creditors holding secured obligations, so long as such secured obligations are not prohibited by the indenture or any other security document; or

(15)	to the extent required by the intercreditor agreement.

The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the trustee for cancellation;

(b)

all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal of, premium on, if any, and interest and Additional Interest, if any, on, the Notes to the date of maturity or redemption;

(2)	in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	the Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the Notes, as provided under the caption “—The Collateral Trust Agreement—Release of Liens in Respect of Notes,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of the Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in similar circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder has offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, the collateral trust agreement and the Security Documents without charge by writing to Goodman Networks Incorporated, 6400 International Parkway, Suite 1000, Plano, TX 75093, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The existing notes were, and any exchange notes issued in exchange for existing notes tendered pursuant to DTC’s ATOP procedures, will be, issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this exchange offer only against payment in immediately available funds.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuer takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuer that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, premium on, if any, and interest and Additional Interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the trustee nor any agent of the Issuer or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuer. Neither the Issuer nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Issuer and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositories; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuer, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (a) notifies the Issuer that it is unwilling or unable to continue as depository for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuer fails to appoint a successor depository;

(2)	the Issuer, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; (provided that the Issuer understands that under current industry practices, DTC would notify Participants of the Issuer’s determination in this clause (2), but would only withdraw beneficial interests from a Global Note at the request of Participants); or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same Day Settlement and Payment

The Issuer will make payments in respect of the Notes represented by the Global Notes, including principal, premium, if any, and interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuer will make all payments of principal, premium, if any, and interest and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuer that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. The following terms which are defined in the Uniform Commercial Code are used herein as so defined: Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Equipment, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter of Credit, Letter of Credit Rights, Records and Supporting Obligations. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Agent” means PNC Bank, National Association, in its capacity as agent for the ABL Secured Parties (in such capacity, and together with its successors in such capacity), or, in the case of any Replacement ABL Agreement, the ABL Agent shall be the Person identified as such in the applicable lien sharing and priority confirmation joinder delivered pursuant to the intercreditor agreement.

“ABL Agreement” means the collective reference to (a) the Existing ABL Agreement, (b) any Additional ABL Agreement and (c) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Existing ABL Agreement (regardless of whether such replacement, refunding or refinancing is a “working capital” facility, asset-based facility or otherwise), any Additional ABL Agreement or any other agreement or instrument referred to in this clause (c) provided that the collateral trustee and the ABL Agent shall have received on or prior to entry into any such other agreement or instrument referred to in this clause (c) (i) an officers’ certificate from Issuer stating that such other agreement or instrument is permitted by the indenture (as in effect on the date hereof) or the Existing ABL Agreement (as in effect on the date hereof), as applicable, or to the extent a consent is otherwise required to permit such other agreement or instrument under any Secured Debt Document (solely to the extent such Secured Debt Document is no more restrictive than the indenture (as in effect on the date hereof) or the Existing ABL Agreement (as in effect on the date hereof) as it relates to the Issuer’s and the Guarantors’ ability to incur such ABL Obligations) Issuer and each other Guarantor have obtained the requisite consent and (ii) a lien sharing and priority confirmation joinder from an authorized agent, trustee or other representative on behalf of the holders or lenders of any indebtedness under any such other agreement or instrument unless such agreement or instrument expressly provides that it is not intended to be and is not an ABL Agreement hereunder (a “Replacement ABL Agreement”). Any reference to the ABL Agreement hereunder shall be deemed a reference to any ABL Agreement then extant.

“ABL Collateral” means all assets, whether now owned or hereafter acquired by Issuer or any Guarantor, in which a Lien is granted or purported to be granted at any time to any ABL Secured Party as security for any ABL Obligation (including, but not limited to, Accounts, Chattel Paper, intellectual property, Documents, General Intangibles, Instruments, Inventory, Investment Property, Letters of Credit and Letter-of-Credit Rights, Supporting Obligations, Deposit Accounts, cash or cash equivalents, Commercial Tort Claims, Equipment, Goods, and accessions to, substitutions for, and replacements, proceeds and products of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts, and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing, and all other assets of Issuer and each Guarantor now or hereafter as set forth in the ABL Security Documents) excluding, for the avoidance of doubt, Excluded Assets.

“ABL Creditors” means the “Lenders” as defined in the ABL Agreement.

“ABL Documents” means the ABL Agreement, each ABL Security Document, each ABL Guarantee and each other “Other Document” as defined in the ABL Agreement.

“ABL Guarantee” means any guarantee by Issuer or any Guarantor of any or all of the ABL Obligations

“ABL Lien” means any Lien created, or intended to be created, pursuant to the ABL Security Documents.

“ABL Obligations” means (a) all principal of and interest (including without limitation any post-petition interest) and premium (if any) on all loans made pursuant to the ABL Agreement or any ABL DIP Financing by the ABL Creditors, (b) all reimbursement obligations (if any) and interest thereon (including without limitation any post-petition interest) with respect to any letter of credit or similar instruments issued pursuant to the ABL Agreement, (c) all Hedging Obligations, (d) all Banking Services Obligations, (e) all guarantee obligations, indemnities, fees, expenses and other amounts payable from time to time pursuant to the ABL Documents and (f) all other Obligations (as defined in the ABL Agreement), in each case whether or not allowed or allowable in an Insolvency Proceeding; provided that the aggregate amount of ABL Principal Debt that constitutes ABL Obligations for purposes of the intercreditor agreement shall in no event exceed the ABL Principal Debt Cap. To the extent any payment with respect to any ABL Obligation (whether by or on behalf of Issuer or any Guarantor, as proceeds of security, enforcement of any right of setoff or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any Parity Lien Secured Party, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of the intercreditor agreement and the rights and obligations of the ABL Secured Parties and the Parity Lien Secured Parties, be deemed to be reinstated and outstanding as if such payment had not occurred.

“ABL Obligations Payment Date” means the first date on which (a) all ABL Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the ABL Documents), (b) all commitments to extend credit under the ABL Documents have been terminated, (c) there are no outstanding letters of credit or similar instruments issued under the ABL Documents (other than such as have been cash collateralized or defeased in accordance with the terms of the ABL Documents), and (d) so long as the Parity Lien Obligations Payment Date shall not have occurred, the ABL Agent has delivered a written notice to the collateral trustee stating that the events described in clauses (a), (b) and (c) have occurred to the satisfaction of the ABL Secured Parties.

“ABL Principal Debt” means the principal amount of indebtedness for borrowed money and letters of credit incurred under the ABL Documents (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Issuer and its Subsidiaries thereunder).

“ABL Principal Debt Cap” means the greater of (x) $55,000,000 and (y) 15.0% of Consolidated Tangible Assets.

“ABL Priority Collateral” means all Collateral consisting of the following:

(1)	Accounts;

(2)	Inventory;

(3)	Instruments, Documents and Chattel Paper evidencing or substituted for the foregoing;

(4)	all Deposit Accounts with any bank or other financial institution (including all cash, cash equivalents, financial assets, negotiable instruments and other evidence of payment, and other funds on deposit therein or credited thereto), in each case, other than any Collateral Proceeds Account (including all cash, cash equivalents, financial assets, negotiable instruments and other evidence of payment, and other funds on deposit therein or credited thereto);

(5)	all Securities Accounts with any securities intermediary (including any and all Investment Property held therein or credited thereto);

(6)	all accessions to, substitutions for and replacements of the foregoing, together with all books and records, customer lists, credit files, computer files, programs,printouts and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing; and

(7)	to the extent not otherwise included, all proceeds of ABL Collateral (including without limitation, all insurance proceeds), Supporting Obligations of ABL Collateral and products of any and all of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing;

provided, however, that, any Collateral, regardless of type, received in exchange for ABL Priority Collateral pursuant to an Enforcement Action in accordance with the terms of the Existing ABL Agreement and the intercreditor agreement shall be treated as ABL Priority Collateral under the intercreditor agreement, the Parity Lien Security Documents and the ABL Security Documents; provided, further, that any Collateral of the type that constitutes ABL Priority Collateral, if received in exchange for Notes Priority Collateral pursuant to an Enforcement Action in accordance with the terms of the indenture and the intercreditor agreement, shall be treated as Notes Priority Collateral under the intercreditor agreement, the Parity Lien Security Documents and the ABL Security Documents; provided, further, that ABL Priority Collateral shall exclude, however, all Notes Priority Collateral (other than Notes Priority Collateral which is treated as ABL Priority Collateral as set forth in the first proviso above), it being understood and agreed that the ABL Secured Parties remain entitled to the benefit of their second priority Lien in any such Collateral; and, provided, further, however, that “ABL Priority Collateral” shall include proceeds from the disposition of any Notes Priority Collateral permitted by the ABL Agreement and the Collateral Trust Secured Debt Agreement to the extent such proceeds would otherwise constitute ABL Priority Collateral and are not required to be applied to the mandatory prepayment of the Parity Lien Obligations pursuant to the Parity Lien Documents (other than any proceeds directed to the Collateral Proceeds Account), unless such proceeds arise from a disposition of Notes Priority Collateral resulting from any Enforcement Action taken by the Parity Lien Secured Parties permitted by the intercreditor agreement.

“ABL Secured Parties” means the ABL Agent, the ABL Creditors and any other holders of the ABL Obligations.

“ABL Security Documents” means the ABL Agreement, any Other Document (as defined in the ABL Agreement) which creates or otherwise affects the rights of the ABL Secured Parties in the ABL Collateral, and any other documents that create Liens to secure the ABL Obligations.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Act of Required Parity Lien Debtholders” means, as to any matter at any time a direction in writing delivered to the collateral trustee (i) by the Parity Lien Debt Representative of each applicable Series of Parity Lien Debt and/or (ii) the holders of Parity Lien Obligations, in the case of clause (i) and/or (ii), as the case may be, representing the Required Parity Lien Debtholders. For purposes of this definition, (a) Parity Lien Obligations registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) each written direction provided pursuant to the Collateral Trust Agreement will be determined in accordance with the provisions described above under the caption “—The Collateral Trust Agreement—Voting.”

“Additional ABL Agreement” means one or more debt facilities, commercial paper facilities or indentures for which the requirements of the intercreditor agreement have been satisfied, in each case with banks, other lenders or trustees, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, Notes or other borrowings, in each case, as amended, restated, adjusted, waived, extended, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document; provided that neither the indenture, any Additional Parity Lien Secured Debt Agreement nor any Replacement Parity Lien Secured Debt Agreement shall constitute an Additional ABL Agreement at any time.

“Additional Interest” has the meaning assigned to that term pursuant to the registration rights agreement.

“Additional Parity Lien Secured Debt Agreement” means one or more debt facilities, commercial paper facilities or indentures for which the requirements of the intercreditor agreement have been satisfied, in each case with banks, other lenders or trustees, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, Notes or other borrowings, in each case, as amended, restated, adjusted, waived, extended, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document; provided that neither the Existing ABL Agreement, any Additional ABL Agreement nor any Replacement ABL Agreement shall constitute an Additional Parity Lien Secured Debt Agreement at any time.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note at July 1, 2015, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the Note through July 1, 2015, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the Note.

“Asset Sale” means:

(1)	(i) any Casualty Event or (ii) the sale, lease, conveyance or other disposition of any assets or rights by the Issuer or any of the Issuer’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of the Issuer’s Restricted Subsidiaries or the sale by the Issuer or any of the Issuer’s Restricted Subsidiaries of Equity Interests in any of the Issuer’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

(2)	a transfer of assets between or among the Issuer and its Restricted Subsidiaries that are Guarantors;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Issuer to the Issuer or to a Restricted Subsidiary of the Issuer that is a Guarantor;

(4)

the sale, lease or other transfer of products, services, inventory or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of the Issuer, no longer economically practicable to maintain or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries taken as whole);

(5)	licenses and sublicenses by the Issuer or any of its Restricted Subsidiaries of software or intellectual property or other general intangibles in the ordinary course of business;

(6)	any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(7)	the granting of Liens not prohibited by the covenant described above under the caption “—Liens;”

(8)	the sale or other disposition of cash or Cash Equivalents;

(9)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(10)	dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements; and

(11)	the sale of an Unrestricted Subsidiary.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the Notes.

“Banking Services Obligations” means, with respect to the Issuer or any Guarantor, any obligations of such Issuer or Guarantor owed to any ABL Secured Party (or any of its affiliates) in respect of treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services), credit card services, stored valued card services or other cash management services.

“Bankruptcy Code” means the United States Bankruptcy Code (11 U.S.C. § 101 et seq.), as amended from time to time.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing clauses (1) through (4) any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the ABL Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss, in each case relating to property or other assets that constituted Collateral.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)), other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Issuer;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Issuer, measured by voting power rather than number of shares;

(4)	The Issuer consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Issuer or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Issuer outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such transaction); or

(5)	the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the Notes.

“Class” means (1) in the case of Parity Lien Obligations, every Series of Parity Lien Debt, taken together, and (2) in the case of ABL Obligations, every Series of ABL Debt, taken together.

“Collateral” means, collectively, all ABL Collateral and all Parity Lien Collateral.

“Collateral Proceeds Account” means one or more deposit accounts or securities accounts established or maintained by the Issuer, any Guarantor or the collateral trustee or its agent for the sole purpose of holding the proceeds of any sale or other disposition of any Notes Priority Collateral that are required to be held in trust in such account or accounts pursuant to the terms of any Parity Lien Document.

“collateral trustee” means U.S. Bank, National Association, in its capacity as collateral trustee under the Parity Lien Security Documents, together with its successors in such capacity, or, in the case of any Replacement Parity Lien Secured Debt Agreement, the collateral trustee shall be the Person identified as such in the applicable lien sharing and priority confirmation joinder delivered pursuant to the intercreditor agreement.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits and state, franchise and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	for periods prior to the date of the indenture, any other charges, costs, losses or expenses described in the reconciliation of Adjusted EBITDA to EBITDA in the initial offering memorandum; plus

(5)	any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

(6)	any expense or deduction taken related to expenses or fees to enter into this indenture and Existing ABL Agreement; plus

(7)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(8)	any extraordinary, exceptional, unusual or non-recurring restructuring redundancy or severance loss, charge or expense, to the extent such losses, charges or expenses were deducted in computing such Consolidated Net Income; minus

(9)	any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus

(10)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Issuer will be added to Consolidated Net Income to compute Consolidated EBITDA of the Issuer only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1)	all extraordinary gains (but not losses) and all gains (but not losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2)	the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person

(3)	the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, that the Consolidated Net Income of such Person shall be, increased by the amount of dividends or similar distributions that are actually paid in cash to such Person in respect of such period, to the extent not already included therein;

(4)	the cumulative effect of a change in accounting principles will be excluded; and

(5)	non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to ASC 815 Derivatives and Hedging—“Accounting for Derivative Instruments and Hedging Activities.”

“Consolidated Tangible Assets” of any Person as of any date means the total assets of such Person and its Restricted Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of such Person and its Restricted Subsidiaries is available, minus total goodwill and other intangible assets of such Person and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with generally accepted accounting principles.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities (including, without limitation, the ABL Agreement), credit agreements, commercial paper facilities, note purchase agreements, indentures, or other agreements, in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in receivables), letters of credit, Notes or other borrowings or other extensions of credit, including any Notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Issuer that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Issuer.

“Enforcement Action” means, with respect to the ABL Obligations or the Parity Lien Obligations, the exercise of any rights and remedies with respect to any Collateral securing such obligations or the commencement or prosecution of enforcement of any of the rights and remedies under, as applicable, the ABL Documents or the Parity Lien Documents, or applicable law, including without limitation the exercise of any rights of set-off or recoupment, and the exercise of any rights or remedies of a secured creditor under the Uniform Commercial Code of any applicable jurisdiction or under the Bankruptcy Code.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:

(1)	will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter; and

(2)	will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative, the ABL Agent and the collateral trustee) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Issuer by the Issuer (other than Disqualified Stock and other than to a Subsidiary of the Issuer) or (2) of Equity Interests of a direct or indirect parent entity of the Issuer (other than to the Issuer or a Subsidiary of the Issuer) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Issuer.

“Excluded Assets” means any general intangibles of Issuer or any Guarantor to the extent that (i) such general intangibles are not assignable or capable of being encumbered as a matter of law or under the terms of any license or other agreement applicable thereto (but solely to the extent that any such restriction shall be enforceable under applicable law) without the consent of the licensor thereof or other applicable party thereto and (ii) such consent has not been obtained.

“Existing ABL Agreement” means that certain Amended and Restated Credit and Security Agreement dated as of the date of the issuance of the Notes (as heretofore and hereafter amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time) by and among the Issuer, PNC Bank, National Association, as administrative agent, certain financial institutions and other entities are parties thereto.

“Existing Indebtedness” means all Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness under the ABL Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Issuer (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding amortization of debt issuance costs); plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests paid prior to the date of the indenture or payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or to the Issuer or a Restricted Subsidiary of the Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; less

(5)	interest income of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of the Issuer that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to Issuer or any Guarantor, any obligations of such Issuer or Guarantor owed to any ABL Creditor (or any of its affiliates) in respect of any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Issuer.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Insolvency Proceeding” means:

(a) any case commenced by or against Issuer or any Guarantor under the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Issuer or any Guarantor, any receivership or assignment for the benefit of creditors relating to Issuer or any Guarantor or any similar case or proceeding relative to Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(b) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of, or relating to, Issuer or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the ABL Documents and the Parity Lien Documents;

(c) any proceeding seeking the appointment of a trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to Issuer or any Guarantor or any of their respective assets;

(d) any other proceeding of any type or nature in which substantially all claims of creditors of Issuer or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(e)	an analogous procedure or step in any jurisdiction.

“intercreditor agreement” means the Intercreditor Agreement, dated as of the date of the indenture, among Issuer, the Guarantors, the ABL Agent and the collateral trustee, as amended, supplemented or otherwise modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Junior Collateral” shall mean with respect to any Junior Secured Party, any Collateral on which it has a Junior Lien.

“Junior Documents” shall mean, collectively, with respect to any Junior Obligation, any provision pertaining to such Junior Obligation in any Secured Debt Document or any other document, instrument or certificate evidencing or delivered in connection with such Junior Obligation.

“Junior Liens” shall mean (a) with respect to any ABL Priority Collateral, all Liens securing the Parity Lien Obligations and (b) with respect to any Notes Priority Collateral, all Liens securing the ABL Obligations.

“Junior Obligations” shall mean (a) with respect to any ABL Priority Collateral, all Parity Lien Obligations and

(b)	with respect to any Notes Priority Collateral, all ABL Obligations.

“Junior Representative” shall mean (a) with respect to any ABL Obligations or any ABL Priority Collateral, the collateral trustee and (b) with respect to any Parity Lien Obligations or any Notes Priority Collateral, the ABL Agent.

“Junior Secured Parties” shall mean (a) with respect to the ABL Priority Collateral, all Parity Lien Secured Parties and (b) with respect to the Notes Priority Collateral, all ABL Secured Parties.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Lien Sharing and Priority Confirmation” means:

(1)	as to any Series of Parity Lien Debt, the written agreement of the holders of such Series of Parity Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the enforceable benefit of all holders of each existing and future Series of ABL Debt, each existing and future ABL Agent and each existing and future holder of Permitted Prior Liens:

(a)	that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by Issuer or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the collateral trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b)	that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the intercreditor agreement, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from the enforcement of Parity Liens; and

(c)	consenting to and directing the collateral trustee to perform its obligations under the intercreditor agreement and the other security documents; and

(2)	as to any Series of ABL Debt, the joinder of the representative of such Series of ABL Debt, the holders of such Series of ABL Debt or as set forth in the credit agreement, indenture or other agreement governing such Series of ABL Debt, for the benefit of all holders of ABL Obligations and each then present or future representative thereof, that the holders of Obligations in respect of such Series of ABL Debt are bound by the provisions of the intercreditor agreement.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any reasonable tax sharing arrangements, to be applied to the repayment of Indebtedness other than any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Documents” means the indenture, the Notes and the Parity Lien Security Documents.

“Note Guarantee” means the Guarantee by each Guarantor of the Issuer’s obligations under the indenture and the Notes, executed pursuant to the provisions of the indenture.

“Notes Priority Collateral” means all Parity Lien Collateral (including, for the avoidance of doubt, each Collateral Proceeds Account) other than ABL Priority Collateral.

“Obligations” means (a) any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the ABL Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of Borrower and the Guarantors under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the General Counsel, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by any two Officers of the Issuer, one of whom must be the chief executive officer, the chief financial officer, the treasurer or the principal accounting officer of the Issuer.

“Parity Lien” means any Lien created, or intended to be created, pursuant to the Parity Lien Security Documents.

“Parity Lien Collateral” means all assets, whether now owned or hereafter acquired by Issuer or any Guarantor, in which a Lien is granted or purported to be granted to any Parity Lien Secured Party as security for any Parity Lien Obligation (including, but not limited to, Accounts, Chattel Paper, intellectual property, Documents, General Intangibles, Instruments, Inventory, Investment Property, Letters of Credit and Letter-of-Credit Rights, Supporting Obligations, Deposit Accounts, cash or cash equivalents, Commercial Tort Claims, Equipment, Goods, and accessions to, substitutions for, and replacements, proceeds of Parity Lien Collateral and products of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts, and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing, and all other assets of Issuer and each Guarantor now or hereafter as set forth in the Parity Lien Security Documents) excluding, for the avoidance of doubt, Excluded Assets.

“Parity Lien Debt Representative” means:

(1)	in the case of the Notes, the trustee; or

(2)	in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who maintains the transfer register for such Series of Parity Lien Debt and (a) is appointed as a Parity Lien Debt Representative (for purposes related to the administration of the Parity Lien Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the collateral trust agreement by executing a joinder in the form required under the collateral trust agreement.

“Parity Lien Documents” means each Parity Lien Secured Debt Agreement, each Parity Lien Security Document and each Parity Lien Guarantee.

“Parity Lien Guarantee” means any guarantee by the Issuer or any Guarantor of any or all of the Parity Lien Obligations (including the Note Guarantees, if any).

“Parity Lien Obligations” means (a) all principal of and interest (including without limitation any post-petition interest) and premium (if any) on all indebtedness under the Parity Lien Secured Debt Agreement or any Parity Lien DIP Financing by the Parity Lien Secured Parties, (b) all reimbursement obligations (if any) and interest thereon (including without limitation any post-petition interest) with respect to any letter of credit or similar instruments issued pursuant to the Parity Lien Secured Debt Agreement, (c) all guarantee obligations, indemnities, fees, expenses and other amounts payable from time to time pursuant to the Parity Lien Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding and (d) all other Obligations in respect thereof; provided that, other than with respect to the Notes issued under the indenture on the date thereof (including any exchange notes) and any Note Guarantees in respect thereof:

(a)	on or before the date on which additional Notes are issued or Indebtedness is incurred by the Issuer or guarantees incurred by such Guarantor, such additional Notes, guarantees or other Indebtedness, as applicable, is designated by the Issuer, in an officers’ certificate delivered to the collateral trustee, as “Parity Lien Obligations” for the purposes of the Parity Lien Documents; provided that no Series of Parity Lien Debt may be designated as both ABL Obligations and Parity Lien Obligations;

(b)	such additional Notes, guarantees or other Indebtedness is governed by an indenture or a credit agreement, as applicable, or other agreement that includes a Lien Sharing and Priority Confirmation and meets the requirements described in “—Provisions of the Indenture Relating to Security—Equal and Ratable Sharing of Collateral by Holders of Parity Lien Obligations;”

(c)	all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Lien to secure such additional Notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Issuer delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Notes, guarantees or other Indebtedness is “Parity Lien Obligations”); and

(d)	on the date of incurrence of such Indebtedness, after giving pro forma effect to the incurrence thereof and the application of the proceeds therefrom, the aggregate amount of Parity Lien Principal Debt that constitutes Parity Lien Obligations shall in no event exceed the Parity Lien Principal Debt Cap.

To the extent any payment with respect to any Parity Lien Obligation (whether by or on behalf of the Issuer or any Guarantor, as proceeds of security, enforcement of any right of setoff or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any ABL Secured Party, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of the intercreditor agreement and the rights and obligations of the ABL Secured Parties and the Parity Lien Secured Parties, be deemed to be reinstated and outstanding as if such payment had not occurred.

“Parity Lien Obligations Payment Date” means the first date on which (a) all Parity Lien Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full, (b) all commitments to extend credit under the Parity Lien Documents have been terminated, (c) there are no outstanding letters of credit or similar instruments issued under the Parity Lien Documents (other than such as have been cash collateralized or defeased in accordance with the terms of the Parity Lien Documents and (d) so long as the ABL Obligations Payment Date shall not have occurred, the collateral trustee has delivered a written notice to the ABL Agent stating that the events described in clauses (a), (b) and (c) have occurred to the satisfaction of the Parity Lien Secured Parties.

“Parity Lien Principal Debt” means the principal amount of Notes and/or indebtedness for borrowed money and letters of credit incurred under the Parity Lien Documents (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Issuer and its Subsidiaries thereunder).

“Parity Lien Principal Debt Cap” means, on the date of incurrence of any Parity Lien Principal Debt, an amount equal to the maximum amount of Parity Lien Principal Debt that may be incurred, after giving pro forma effect to the incurrence thereof and the application of the proceeds therefrom, such that Total Leverage Ratio would not be greater than 2.5 to 1.

“Parity Lien Secured Debt Agreement” means the collective reference to (a) the indenture and the Notes, (b) any Additional Parity Lien Secured Debt Agreement and (c) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Existing Indenture, any Additional Parity Lien Secured Debt Agreement or any other agreement or instrument referred to in this clause (c) provided that the collateral trustee and the ABL Agent shall have received on or prior to entry into any such other agreement or instrument referred to in this clause (c) (i) an officers’ certificate from Issuer stating that such other agreement or instrument is permitted by the indenture (as in effect on the date hereof) or the Existing ABL Agreement (as in effect on the date hereof), as applicable, or to the extent a consent is otherwise required to permit such other agreement or instrument under any Secured Debt Document (solely to the extent such Secured Debt Document is no more restrictive than the indenture (as in effect on the date hereof) or the Existing ABL Agreement (as in effect on the date hereof) as it relates to the Issuer’s and the other Guarantors’ ability to incur such Parity Lien Obligations) Issuer and each Guarantor have obtained the requisite consent and (ii) a lien sharing and priority confirmation joinder from an authorized agent, trustee or other representative on behalf of the holders or lenders of any indebtedness under any such other agreement or instrument unless such agreement or instrument expressly provides that it is not intended to be and is not a Parity Lien Secured Debt Agreement hereunder (a “Replacement Parity Lien Secured Debt Agreement”). Any reference to the Parity Lien Secured Debt Agreement hereunder shall be deemed a reference to any Parity Lien Secured Debt Agreement then extant.

“Parity Lien Secured Parties” means the collateral trustee and any other holders of the Parity Lien Obligations.

“Parity Lien Security Documents” means the collateral trust agreement, all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Issuer or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the collateral trustee, for the benefit of any of the Parity Lien Secured Parties, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the collateral trust agreement.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the date of the indenture.

“Permitted Investments” means:

(1)	any Investment in the Issuer or in a Restricted Subsidiary of the Issuer that is a Guarantor;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Issuer that is a Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer that is a Guarantor;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(9)	repurchases of the Notes;

(10)	any guarantee of Indebtedness permitted to be incurred by the covenant entitled “—Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of the Issuer that is not a Restricted Subsidiary of the Issuer;

(11)	any Investment existing on, or made pursuant to binding commitments existing on, the date of the indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the indenture or (b) as otherwise permitted under the indenture;

(12)	Investments acquired after the date of the indenture as a result of the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of another Person, including by way of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13)	other Investments in any Person other than an Affiliate of the Issuer that is not a Subsidiary of the Issuer having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $12.5 million;

(14)	receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business;

(15)	Investments in the nature of deposits with respect to lease provided to third parties in the ordinary course of business; and

(16)	prepaid expenses, deposits, advances, or extensions of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries.

“Permitted Liens” means:

(1)	Liens held by the collateral trustee on the Collateral equally and ratably securing (A) (i) the Notes and (ii) other Parity Lien Principal Debt in an aggregate principal amount not exceeding the Parity Lien Principal Debt Cap (as of the date of incurrence of any Parity Lien Principal Debt and after giving pro forma effect to the application of the net proceeds therefrom) and (B) all related Parity Lien Obligations, so long as such Liens are subject to the collateral trust agreement;

(2)	Liens held by the ABL Agent on the Collateral securing ABL Principal Debt incurred pursuant to clause (1) of the definition of Permitted Debt and (B) all related ABL Obligations, so long as such Liens are subject to the intercreditor agreement;

(3)	Liens in favor of the Issuer or any Restricted Subsidiary that is a Guarantor;

(4)	Liens on property or Capital Stock of a Person existing at the time such Person is acquired by, merged with or into or consolidated, combined or amalgamated with the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such merger, acquisition, consolidation, combination or amalgamation and do not extend to any assets other than those of the Person acquired by or merged into or consolidated, combined or amalgamated with the Issuer or the Restricted Subsidiary;

(5)	Liens on property existing at the time of acquisition thereof by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such acquisition and do not extend to any property other than the property so acquired by the Issuer or the Restricted Subsidiary;

(6)	Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(7)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(8)	Liens existing on the date of the indenture, other than liens to secure the Notes issued on the date of the indenture or to secure Obligations under the ABL Agreement outstanding on the date of the indenture;

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10)	Liens imposed by law (other than with respect to tax), such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture (other than ABL Obligations or Parity Lien Obligations); provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured the original Lien, and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(14)	filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;

(15)	bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17)	Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)	grants of software and other technology licenses in the ordinary course of business;

(19)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20)	Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer with respect to obligations that do not exceed $5.0 million at any one time outstanding; and

(21)	Liens on leases, subleases or sublicenses granted to others in the ordinary course of business that do not interfere in any material respect to the business of the Issuer or any Restricted Subsidiary.

“Permitted Prior Liens” means:

(1)	Liens on the ABL Priority Collateral described in clause (2) of the definition of “Permitted Liens;”

(2)	Liens described in clauses (4), (5), (7), (8) or (11) of the definition of “Permitted Liens;” and

(3)	Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the ABL Security Documents or the Parity Lien Security Documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the Notes;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by the Issuer or by the Restricted Subsidiary of the Issuer that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means any member of the Goodman family who is a shareholder of the Issuer on the date of the indenture.

“Public Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of the Issuer or any direct or indirect parent company thereof, as the case may be, pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Issuer or any direct or indirect parent company thereof).

“Qualifying Equity Interests” means Equity Interests of the Issuer other than (1) Disqualified Stock; (2) Equity Interests that were used to support an incurrence of Contribution Indebtedness and (3) Equity Interests sold in an Equity Offering prior to the third anniversary of the date of the indenture that are eligible to be used to support an optional redemption of Notes pursuant to the “Optional Redemption” provisions of the indenture.

“Related Party” means:

(1)	any controlling stockholder, at least 51% owned (and controlled) Subsidiary, or in the case of an individual, any immediate family member or descendant of any Principal and the heirs, executors and administrators and beneficiaries of the estate of such Principal or any such family member; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding at least an 51% (and controlling) interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Replacement ABL Agreement” has the meaning set forth in the definition of “ABL Agreement”, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time.

“Replacement Assets” means (1) tangible assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Replacement Parity Lien Secured Debt Agreement” has the meaning set forth in the definition of “Parity Lien Secured Debt Agreement”, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time.

“Required Parity Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Principal Debt then outstanding, calculated in accordance with the provisions described in “—The Collateral Trust Agreement—Voting”. For purposes of this definition, Parity Lien Principal Debt registered in the name of, or beneficially owned by, any issuer thereof, any guarantor thereof or any Affiliate of any issuer or any guarantor thereof will be deemed not to be outstanding.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Sale of a Guarantor” means (1) any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of a majority of the Capital Stock of a Guarantor or (2) the issuance of Equity Interests by a Guarantor, other than (a) an issuance of Equity Interests by a Guarantor to the Issuer or another Guarantor and (b) an issuance of directors’ qualifying shares.

“Sale of Notes Priority Collateral” means any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of Notes Priority Collateral.

“SEC” means the Securities and Exchange Commission.

“Secured Debt Documents” shall mean, collectively, the ABL Documents and the Parity Lien Documents.

“Secured Debt Representative” means each Parity Lien Debt Representative and each ABL Agent.

“Secured Obligations” means Parity Lien Obligations and ABL Obligations.

“Security Documents” means, collectively, the ABL Security Documents and the Parity Lien Security Documents.

“Senior Collateral” shall mean with respect to any Senior Secured Party, any Collateral on which it has a Senior Lien.

“Senior Documents” shall mean, collectively, with respect to any Senior Obligation, any provision pertaining to such Senior Obligation in any Secured Debt Document or any other document, instrument or certificate evidencing or delivered in connection with such Senior Obligation.

“Senior Liens” shall mean (a) with respect to the ABL Priority Collateral, all Liens securing the ABL Obligations and (b) with respect to the Notes Priority Collateral, all Liens securing the Parity Lien Obligations.

“Senior Obligations” shall mean (a) with respect to any ABL Priority Collateral, all ABL Obligations and (b) with respect to any Notes Priority Collateral, all Parity Lien Obligations.

“Senior Obligations Payment Date” shall mean (a) with respect to ABL Obligations, the ABL Obligations Payment Date and (b) with respect to any Parity Lien Obligations, the Parity Lien Obligations Payment Date.

“Senior Representative” shall mean (a) with respect to any ABL Priority Collateral, the ABL Agent and (b) with respect to any Notes Priority Collateral, the collateral trustee.

“Senior Secured Parties” shall mean (a) with respect to the ABL Priority Collateral, all ABL Secured Parties and

(b)	with respect to the Notes Priority Collateral, all Parity Lien Secured Parties.

“Senior Security Documents” shall mean with respect to any Senior Secured Party, the Security Documents that secure the Senior Obligations.

“Series of ABL Debt” means, severally, the Indebtedness outstanding under any ABL Agreement that constitutes ABL Obligations.

“Series of Parity Lien Debt” means, severally, the Notes and each other issue or series of Parity Lien Obligations for which a single transfer register is maintained.

“Series of Secured Debt” means each Series of Parity Lien Debt and each Series of ABL Debt.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Leverage Ratio” means, as of any date of determination, the ratio of total Indebtedness of the Issuer and its Restricted Subsidiaries as of that date to the Issuer’s Consolidated EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of Indebtedness and Consolidated EBITDA as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”. For purposes of this calculation, the amount of Indebtedness outstanding as of any date of determination shall not include any Indebtedness that consists solely of Hedging Obligations that are incurred in the normal course of business and not for speculative purposes.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 1, 2015; provided, however, that if the period from the redemption date to July 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used. The Issuer will (a) calculate the Treasury Rate at least two business days prior to the applicable redemption date and (b) prior to such redemption date file with the trustee an officers’ certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Unasserted Contingent Obligations” shall mean, at any time, ABL Obligations or Parity Lien Obligations, as applicable, for taxes, costs, indemnifications, reimbursements, damages and other liabilities (excluding (a) the principal of, and interest and premium (if any) on, and fees and expenses relating to, any ABL Obligation or Parity Lien Obligation, as applicable, and (b) contingent reimbursement obligations in respect of amounts that may be drawn under outstanding letters of credit) in respect of which no assertion of liability (whether oral or written) and no claim or demand for payment (whether oral or written) has been made (and, in the case of ABL Obligations or Parity Lien Obligations, as applicable, for indemnification, no notice for indemnification has been issued by the indemnitee) at such time.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer;

(3)	is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the exchange of outstanding notes for exchange notes pursuant to the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions now in effect, all of which are subject to change possibly with retroactive effect. Except as specifically set forth herein, this summary deals only with outstanding notes held as capital assets within the meaning of the Code (generally assets held for investment). This summary does not purport to address all federal income tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks, insurance companies or other financial institutions, dealers in securities, tax-exempt investors, or persons holding outstanding notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction.

We have not sought any ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. As such, there can be no assurance that the IRS will agree with such statements and conclusions.

All persons that exchange outstanding notes for exchange notes pursuant to the exchange offer are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Consequences to Holders

The exchange of outstanding notes for exchange notes will not be treated as an exchange or taxable transaction for U.S. federal income tax purposes, but, instead, will be treated as a “non-event” because the exchange notes will not be considered to differ materially in kind or extent from outstanding notes. As a result, no holder will recognize gain or loss on the exchange, and each holder’s tax basis and holding period in exchange notes will be the same as its tax basis and holding period in the outstanding notes exchanged therefor.

CERTAIN ERISA CONSIDERATIONS

An exchange note may be acquired and held by or with the assets of (1) an employee benefit plan that is subject to Title I of ERISA, (2) a plan, individual retirement account or other arrangement that is subject to (a) Section 4975 of the Code or (b) provisions under any other federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of ERISA or the Code, or collectively, Similar Laws, or (3) an entity whose underlying assets are considered to include “plan assets”, within the meaning of 29 C.F.R. 2510.3-101, of any such plan, account, or arrangement under ERISA, the Code, or any Similar Law, or collectively, a Plan.

In considering investing a portion of the assets of a Plan in an exchange note, a fiduciary of a Plan subject to ERISA should determine whether the acquisition or holding of the exchange note is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation, the prudence, diversification, and delegation of control provisions of ERISA, the Code and any other applicable Similar Laws.

In addition, a fiduciary of a Plan subject to ERISA, or any other prospective investor subject to Section 4975 of the Code or any Similar Law, must determine that its acquisition and holding of an exchange note does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Law, or a Prohibited Transaction.

The acquisition and/or holding of an exchange note by a Plan with respect to which we or any guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect Prohibited Transaction, unless the exchange note is acquired and is held in accordance with an applicable statutory, class or individual Prohibited Transaction exemption.

By its acceptance or acquisition of an exchange note, each holder and subsequent transferee of an exchange note, or any interest therein, will be deemed to have represented and warranted that either (1) no portion of the assets used by such holder or transferee to acquire or hold the exchange note, or any interest therein, constitutes the assets of a Plan and such holder or transferee will not transfer the exchange note to a Plan or (2) the acquisition and holding of the exchange note or any interest therein does not constitute or give rise to a non-exempt Prohibited Transaction.

Any person considering the acquisition or holding of an exchange note on behalf of, or with the assets of, a Plan should consult legal counsel before acquisition of the exchange note regarding the applicability of ERISA, Section 4975 of the Code or any Similar Laws to such investment.

Nothing herein shall be construed as a representation that an investment in an exchange note (1) would meet any or all of the relevant legal requirements with respect to investments by a Plan or (2) is appropriate for investment by a Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed to use our commercially reasonable efforts to keep this registration statement effective and amend and supplement the prospectus contained therein, in order to permit this prospectus to be lawfully delivered by such broker-dealer for use in connection with any such resale for such period of time as such broker-dealer must comply with prospective delivery requirements.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by so acknowledging by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent and legal, printing and related fees and expenses. Notwithstanding the foregoing, holders of the outstanding notes shall pay all agency fees and commissions and underwriting discounts and commissions, if any, attributable to the sale of such outstanding notes or exchange notes.

LEGAL MATTERS

The validity of the exchange notes being offered hereby is passed on for us by Haynes and Boone, LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Goodman Networks Incorporated as of December 31, 2011 and 2012, and for each of the years in the three-year period ended December 31, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the exchange offer, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC.

The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can be obtained from the Public Reference Room of the SEC at prescribed rates, or accessed at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Until we commence filing such reports and other information with the SEC, we will furnish to holders of outstanding notes and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes.

So long as the notes are outstanding, we are required to furnish the information required to be filed with the SEC under the Exchange Act to the trustee and the holders of the notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish all current, quarterly and annual reports that would be required to be filed by us with the SEC if we were subject to such periodic reporting requirements. However, our reporting obligations under the indenture are not identical to the reporting obligations that we would have if we were subject to Section 13 or 15(d) of the Exchange Act.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Goodman Networks Incorporated:

We have audited the accompanying consolidated balance sheets of Goodman Networks Incorporated and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goodman Networks Incorporated and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

April 12, 2013

Goodman Networks Incorporated

Consolidated Balance Sheets

December 31, 2011 and 2012

(Dollars in thousands)

	December 31,
	2011	2012
Assets

Current Assets
Cash and cash equivalents	$100,637	$120,991
Accounts receivable - trade, net of allowances for doubtful accounts of $252 and $13 at December 31, 2011 and 2012, respectively	46,536	70,951
Unbilled revenue on completed projects	17,628	19,457
Costs in excess of billings on uncompleted projects	52,558	33,487
Inventories	30,969	18,921
Prepaid expenses and other current assets	8,343	8,095
Income tax receivable	3,104	16,855
Deferred tax assets	25,521	—

Total current assets	285,296	288,757
Property and equipment, net	6,190	6,009
Due from shareholders	125	272
Deferred financing costs, net	9,144	7,607
Deferred tax assets	—	19,366
Deposits and other assets	1,071	2,148

Total assets	$301,826	$324,159

Liabilities and Shareholders’ Equity (Deficit)

Current Liabilities
Accounts payable	$87,323	$76,446
Accrued expenses	51,557	63,163
Income taxes payable	524	90
Billings in excess of costs on uncompleted projects	33,788	48,259
Deferred tax liability	—	5,286
Current portion of capital lease and notes payable obligations	718	469

Total current liabilities	173,910	193,713
Notes payable, net of debt discount of $3,599 and $3,047 at December 31, 2011 and 2012, respectively	221,401	221,953
Capital lease obligations	475	410
Deferred rent	273	406
Deferred tax liabilities	1,008	—

Total liabilities	397,067	416,482
Commitments and contingencies (Note 12)

Shareholders’ Equity (Deficit)
Common stock, $0.01 par value, 10,000,000 shares authorized; 918,914 issued and 862,996 outstanding at December 31, 2011 and 948,914 issued and 892,996 outstanding at December 31, 2012	9	10
Treasury stock, at cost, 55,918 shares at December 31, 2011 and 2012	(6,761)	(6,761)
Additional paid-in capital	2,634	8,082
Accumulated deficit	(91,123)	(93,654)

Total shareholders’ deficit	(95,241)	(92,323)

Total liabilities and shareholders’ equity (deficit)	$301,826	$324,159

See accompanying notes to the consolidated financial statements

Goodman Networks Incorporated

Consolidated Statements of Operations

Years Ended December 31, 2010, 2011 and 2012

(Dollars in thousands)

	2010	2011	2012
Revenues	$389,086	$781,091	$650,913
Cost of revenues	348,945	657,599	536,838

Gross profit (exclusive of depreciation and amortization included in selling, general and administrative expenses shown below)	40,141	123,492	114,075
Selling, general and administrative expenses	53,656	67,450	87,216
Other operating income (expense)	749	(4,000)	—

Operating income (loss)	(12,766)	52,042	26,859
Interest expense	5,718	20,548	31,998

Income (loss) before income taxes	(18,484)	31,494	(5,139)
Income tax expense (benefit)	(7,121)	12,176	(2,608)

Net income (loss)	$(11,363)	$19,318	$(2,531)

See accompanying notes to the consolidated financial statements

Goodman Networks Incorporated

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

Years Ended December 31, 2010, 2011 and 2012

(Dollars in thousands)

	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, January 1, 2010	1,664,774	$17	$(8,726)	$2,696	$(20,324)	$(26,337)
Purchase of treasury stock	—	—	(39)	—	—	(39)
Dividends declared on redeemable preferred stock	—	—	—	—	(3,500)	(3,500)
Cashless exercise of stock options	65,378	1	—	(1)	—	—
Issuance of common stock for cash	153,847	1	—	1,999	—	2,000
Issuance of stock warrants in connection with notes payable to shareholders	—	—	—	1,347	—	1,347
Amortization of issuance costs associated with redeemable preferred stock	—	—	—	—	(356)	(356)
Share-based compensation	—	—	—	1,022	—	1,022
Excess tax benefit related to share-based compensation	—	—	—	115	—	115
Net loss	—	—	—	—	(11,363)	(11,363)

Balance, December 31, 2010	1,883,999	$19	$(8,765)	$7,178	$(35,543)	$(37,111)
Purchase of treasury stock	—	—	(24,285)	—	—	(24,285)
Exercise of common stock put option	—	—	(1,500)	1,500	—	—
Purchase of Series C redeemable preferred stock over liquidation value	—	—	—	—	(43,285)	(43,285)
Amortization and write off of issuance costs associated with redeemable preferred stock	—	—	—	—	(1,479)	(1,479)
Dividends declared on redeemable preferred stock	—	—	—	—	(1,375)	(1,375)
Purchase of common stock warrants and options	—	—	—	(1,215)	(7,545)	(8,760)
Retirement of treasury stock	(985,278)	(10)	27,789	(6,565)	(21,214)	—
Share-based compensation, equity awards	—	—	—	492	—	492
Exercise of stock options	20,193	—	—	259	—	259
Excess tax benefit related to share-based compensation	—	—	—	985	—	985
Net income	—	—	—	—	19,318	19,318

Balance, December 31, 2011	918,914	$9	$(6,761)	$2,634	$(91,123)	$(95,241)
Share-based compensation, equity awards	—	—	—	486	—	486
Issuance of common stock	30,000	1	—	4,962	—	4,963
Net income	—	—	—	—	(2,531)	(2,531)

Balance, December 31, 2012	948,914	$10	$(6,761)	$8,082	$(93,654)	$(92,323)

See accompanying notes to the consolidated financial statements

Goodman Networks Incorporated

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2011 and 2012

(Dollars in thousands)

	2010	2011	2012
Operating Activities
Net income (loss)	$(11,363)	$19,318	$(2,531)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	4,268	4,519	3,621
Amortization of debt discounts and deferred financing costs	399	2,745	2,089
Provision of doubtful accounts	161	(59)	(239)
Provision for deferred income taxes	(17,143)	3,127	10,433
Share-based compensation expense	1,022	1,023	5,629
Gain on sale of property and equipment	(12)	—	(29)
Changes in:
Accounts receivable	(14,159)	19,065	(24,176)
Unbilled revenue	(8,753)	(7,478)	(1,829)
Costs in excess of billings on uncompleted projects	4,159	(29,631)	19,071
Inventories	(38,801)	25,609	12,048
Prepaid expenses and other assets	(1,647)	(4,254)	(829)
Accounts payable and other liabilities	41,320	(1,235)	682
Income taxes payable / receivable	4,596	(4,699)	(14,185)
Billings in excess of costs on uncompleted projects	47,429	13,778	14,471

Net cash provided by operating activities	11,476	41,828	24,226

Investing Activities
Purchases of property and equipment	(2,839)	(2,243)	(2,987)
Proceeds from the sale of property and equipment	18	57	59
Change in due from shareholders	2	171	(147)

Net cash used in investing activities	(2,819)	(2,015)	(3,075)

Financing Activities
Proceeds from (payments on) bank overdrafts	(7,131)	—	—
Proceeds from lines of credit	549,282	400,532	—
Payments on lines of credit	(560,393)	(422,596)	—
Net proceeds from issuance of the Notes	—	221,114	—
Proceeds from notes payable to shareholders	13,250	—	—
Principal payments on notes payable to shareholders	(2,500)	(19,472)	—
Payments on capital lease and notes payable obligations	(1,607)	(1,709)	(797)
Deferred financing costs paid	(984)	(8,465)	—
Excess tax benefit related to stock-based compensation	115	985	—
Net proceeds from issuance of common stock	2,000	—	—
Purchase of common stock	(39)	(25,785)	—
Purchase of redeemable preferred stock	—	(73,153)	—
Purchase of common stock warrants and options	—	(8,760)	—
Proceeds from exercise of stock options	—	259	—
Dividends paid on redeemable preferred stock	(682)	(2,126)	—

Net cash provided by (used in) financing activities	(8,689)	60,824	(797)

Increase (decrease) in cash and cash equivalents	(32)	100,637	20,354
Cash and Cash Equivalents, Beginning of Period	32	—	100,637

Cash and Cash Equivalents, End of Period	$—	$100,637	$120,991

See accompanying notes to the consolidated financial statements

Goodman Networks Incorporated

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2010, 2011 and 2012

(Dollars in thousands)

	2010	2011	2012
Supplemental Cash Flow Information
Cash paid for interest	$3,536	$14,976	$28,406

Cash paid for income taxes	$5,959	$12,962	$1,246

Supplemental Non-Cash Investing and Financing Activities
Purchase of property and equipment financed through capital leases and other financing arrangements	$1,213	$984	$483

Amortization and write-off of issuance costs associated with redeemable preferred stock, charged to retained earnings	$356	$1,479	$—

Retirement of treasury shares	$—	$27,789	$—

Dividends on redeemable preferred stock declared but not paid	$751	$—	$—

Fair value of warrants issued with notes payable to a shareholder	$1,347	$—	$—

Dividends paid-in-kind on redeemable preferred stock	$2,749	$—	$—

Interest paid-in-kind	$1,304	$—	$—

See accompanying notes to the consolidated financial statements

Goodman Networks Incorporated

Notes to Consolidated Financial Statements

Note 1. Organization and Business

Goodman Networks Incorporated, a Texas corporation, or the Company, is a leading national provider of end-to-end outsourced network and infrastructure services to the wireless and wireline telecommunications industry. Sales are primarily with domestic original equipment manufacturers, or OEMs, and carriers involved in the wireless and wireline industries. The Company’s core services include the design, engineering, construction, deployment, integration and maintenance of complex and converging wireless and wireline networks. These services are critical to the ability of customers of the Company to deliver voice, video and data services to their end users. Since its founding in 2000, the Company has grown to be one of the largest multi-vendor network and infrastructure service providers to the telecommunications industry in the United States. The Company is headquartered in Plano, Texas, with 18 offices and warehouses located in ten states throughout the United States.

Note 2. Summary of Significant Accounting and Reporting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Key estimates for the Company include: the recognition of revenue, in particular, estimated losses on long term construction contracts, allowance for doubtful accounts; inventory valuation; asset lives used in computing depreciation; allowance for self-insurance health care claims incurred but not reported; accounting for stock options and other equity awards, particularly related to reasonable value estimates; accounting for income taxes; contingencies; and litigation. While management believes that such estimates are reasonable when considered in conjunction with the financial position and results of operations taken as a whole, actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balance in the bank account at the end of the reporting period and have been reclassed to accounts payable on the consolidated balance sheets.

The financial institutions holding the Company’s cash accounts participated in the Transaction Account Guarantee Program of the Federal Deposit Insurance Corporation, or the FDIC. Under the program, through December 31, 2012, all noninterest-bearing transaction accounts were fully guaranteed by the FDIC for the entire amount in the account.

Accounts Receivable and Costs in Excess of Billings on Uncompleted Projects

In the ordinary course of business, the Company extends unsecured credit to its customers based on their credit-worthiness and history with the Company. Accounts receivable are stated at the amount the Company

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

expects to collect and generally, collateral is not required. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Balances that remain outstanding after the Company has used reasonable collection efforts are written off.

Activity for the allowance for doubtful accounts related to trade accounts receivable for the years ended December 31, 2010, 2011 and 2012 is as follows (dollars in thousands):

	2010	2011	2012
Allowance for doubtful accounts at the beginning of the year	$150	$311	$252
Provision for doubtful accounts	161	(59)	(239)
Amounts charged against the allowance	—	—	—

Allowance for doubtful accounts at the end of the year	$311	$252	$13

Unbilled Revenue on Completed Projects

Unbilled revenue on completed projects represents unbilled accounts receivable for contract revenue recognized to date but not yet invoiced to the client due to contract terms or the timing of the customer invoicing cycle.

Inventories

Inventories are stated at the lower of cost (average cost method) or market and are comprised of parts and materials. When evidence suggests that the value of inventory is less than cost, whether due to physical obsolescence, changes in market price levels, or other causes, the difference is recognized within cost of revenues in the current period. For materials or supplies purchased on behalf of specific customers or projects, loss of the customer or cancellation of the project could also result in a write-down of the value of materials purchased. Write-downs recorded to the value of inventory were $1.1 million, $4.6 million and $1.1 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Deferred Commissions

Commission costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract are deferred and charged to expense when the revenue is recognized on the contract. Deferred commissions as of December 31, 2011 and 2012 were $0.7 million and $0.5 million, respectively, and are recorded in prepaid expenses and other current assets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over the estimated useful lives of the related assets, which are 3 years for software, 3 to 4 years for computers and office equipment, 5 to 7 years for furniture and fixtures, 3 to 7 years for other equipment and 5 years for vehicles. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the lesser of the estimated useful lives or the remaining term of the related leases. Major additions and improvements to property and equipment are capitalized. Routine maintenance and repair costs are expensed as incurred.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

Depreciation and amortization of property and equipment for the years ended December 31, 2010, 2011 and 2012 was $4.3 million, $4.5 million and $3.6 million, respectively, which has been recorded in selling, general and administrative expenses.

Property and equipment consisted of the following at December 31, 2011 and 2012 (dollars in thousands):

	2011	2012
Software	$15,545	$16,905
Computers and office equipment	5,125	5,876
Furniture and fixtures	1,250	1,643
Other equipment	729	832
Vehicles	571	279
Leasehold improvements	1,058	1,921

	24,278	27,456
Less accumulated depreciation and amortization	(18,088)	(21,447)

Property and equipment, net	$6,190	$6,009

At December 31, 2011 and 2012, property and equipment included $4.3 million and $5.5 million, respectively, of assets acquired under capital leases. Assets under capital leases are stated at the present value of minimum lease payments. The accumulated depreciation related to these assets at December 31, 2011 and 2012 totaled $2.9 million and $4.4 million, respectively. Depreciation expense related to these assets during each of the three years ended December 31, 2010, 2011 and 2012 totaled $1.1 million, $1.2 million and $1.2 million, respectively.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value. No impairment charges were recorded during any of the three years ended December 31, 2012.

Fair Value Measurements

The Accounting Standards Codification, or ASC, 820, Fair Value Measurements and Disclosures, or ASC 820, issued by the Financial Accounting Standards Board, or FASB, defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost), which are each based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

The Company uses a three-tier valuation hierarchy based upon observable and non-observable inputs, as described below:

Level 1—Quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable market based inputs or other observable inputs corroborated by market data at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3—Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using valuation models for which the assumptions utilize management’s estimates of market participant assumptions.

The Company determines the estimated fair value of assets, liabilities and equity instruments using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market and other data to develop the estimates of fair value. The use of different assumptions or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on information available as of the valuation dates.

The carrying values of cash and cash equivalents, accounts receivable and costs in excess of billings on uncompleted projects, accounts payable and accrued liabilities are reflected in the consolidated balance sheet at historical cost, which is materially representative of their fair value due to the relatively short-term maturities of these assets and liabilities.

The carrying value of the capital lease obligations approximates fair value because they bear interest at rates currently available to the Company for debt with similar terms and remaining maturities.

The carrying value and fair value of the Notes as of December 31, 2012 is $222.0 million and $256.8 million, respectively. Fair value for the Notes is a Level 2 measurement and has been estimated based on the present value of the future cash flows using market interest rates for the same contractual terms and considering the Company’s credit risk.

Deferred Rent

The Company’s operating leases for certain facilities contain escalating rent payments during the lease terms. For these leases, the Company recognizes rent expense on a straight line basis over the lease term and records the difference between the amounts charged to expense and the rent paid as deferred rent.

Income Taxes

The Company applies the asset and liability method in accounting and reporting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax rates expected to be in effect when these differences are expected to reverse. The deferred income tax assets are adjusted by a valuation allowance, if necessary, to recognize future tax benefits only to the extent, based on available evidence, that it is more likely than not such benefits will be realized. The Company recognizes income tax related interest and penalties as a component of income tax expense.

ASC 740, Income Taxes, or ASC 740, creates a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold a tax position is required to meet before being

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no unrecognized tax benefits for any period presented.

Revenue Recognition

The Company enters into contracts that require the construction and/or installation of specific units within a network system. Revenue from construction and installation contracts is recorded using the completed contract method of accounting. Under the completed contract method, revenues and costs from construction and installation projects are recognized only upon substantial completion of the project. Project costs typically include direct materials, labor and subcontractor costs, and indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are recognized when it has been determined that a loss is probable.

The Company also enters into contracts to provide engineering and integration services related to network architecture, transformation, reliability and performance. Revenues from service contracts are generally recognized at the time the services are completed under the completed performance model. Services are generally performed under master or other services agreements and are billed on a contractually agreed price per unit of service on a work order basis.

The total amount of progress payments netted against contract costs as of December 31, 2011 and 2012 was $279.2 million and $237.4 million, respectively.

Segments

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments in annual and interim financial statements. Operating segments are components of an enterprise. The Company reports its financial results on the basis of two reportable segments, Professional Services and Infrastructure Services.

Shipping and Handling Costs

Shipping and handling fees billed to customers are included in revenues. Shipping and handling costs associated with inbound freight are capitalized in inventory. Shipping and handling costs associated with outbound freight are included in cost of revenues.

Treasury Stock

Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation, or ASC 718. Under ASC 718, the fair value of stock based awards at the date of grant is recognized in earnings over the vesting period of the award. The Company has issued certain share-based awards that have been accounted for as liabilities in the consolidated balance sheets. The intrinsic values of the liability awards are remeasured at each reporting date and are being recognized as employee compensation over the requisite service period of the awards.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis.

Recently Adopted Accounting Pronouncements

In August 27, 2012, the FASB issued Accounting Standards Update, or ASU, 2012-03, Technical Amendments and Corrections to SEC Sections, or ASU 2012-03, which amends a number of SEC sections in the FASB ASC as a result of (1) the issuance of SAB 114, (2) the issuance of SEC Final Rule 33-9250, and (3) corrections related to ASU 2010-22. ASU 2012-03 is effective upon issuance and did not have a material effect on the Company’s consolidated financial statements.

In October 1, 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, or ASU 2012-04, which makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB ASC. The amendments affect various ASC topics and apply to all reporting entities within the scope of those topics. ASU 2012-04 is effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2013 for nonpublic entities. ASU 2012-04 did not have a material effect on the Company’s consolidated financial statements. The amendments that are subject to transition guidance are not expected to have a material effect on the Company’s consolidated financial statements.

Note 3. Accrued Expenses

Accrued expenses consist of the following (dollars in thousands):

	2011	2012
Employee compensation and related costs	$15,101	$20,440
Sales tax payable	8,291	11,624
Accrued job loss	7,164	4,484
Accrued interest	14,247	14,744
Guarantee of indebtedness	4,000	4,000
Other	2,754	7,871

Total accrued expenses	$51,557	$63,163

Note 4. Line of Credit

On June 24, 2009, the Company entered into the Revolving Credit and Security Agreement, or the Credit Agreement. As of December 23, 2010, the Company had a revolving line of credit that accrued interest at variable rates as defined in the Credit Agreement plus 2.25% and was to mature on June 22, 2012. Unused commitment fees under the Credit Agreement accrued at an annual rate of 0.375%. The Company had outstanding borrowings of $22.1 million and had $0.5 million of outstanding letters of credit under the credit agreement as of December 31, 2010.

On June 23, 2011, the Company entered into a five year amendment and restatement of the Credit Agreement (the “Credit Facility”). The Credit Facility has a maximum amount of available borrowing capacity of

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

$50.0 million, subject to certain restrictions. Interest on outstanding balances on the Credit Facility accrues at variable rates based, at the Company’s option, on the agent bank’s base rate (as defined in the Credit Facility) plus a margin between 1.50% and 2.00%, or at LIBOR plus a margin of between 2.50% and 3.00%, depending on certain financial thresholds. At December 31, 2012, the margin over LIBOR was 3.0% and the margin over the base rate was 2.0%. In addition, the Credit Facility includes an unused facility fee of 0.375%. At December 31, 2012 the Company had no borrowings and had $4.5 million of outstanding letters of credit under the Credit Facility.

The amount the Company can borrow under its Credit Facility at any given time is based upon a formula that takes into account, among other things, eligible billed and unbilled accounts receivable and inventory, which can result in borrowing availability of less than the maximum amount of the Credit Facility. On December 31, 2012, availability under the Credit Facility totaled $45.5 million, net of outstanding letters of credit aggregating $4.5 million. The Credit Facility is collateralized by, among other things, a first priority security interest in substantially all of the Company’s accounts receivable, unbilled revenue on completed contracts and inventory. Any deterioration in the quality of the Company’s accounts receivable, unbilled revenue on completed contracts and inventory would reduce availability under the Credit Facility.

The Credit Facility contains customary events of default (including cross-default) provisions and covenants related to the Company’s operations that prohibit, among other things, making investments and acquisitions in excess of specified amounts, incurring additional indebtedness in excess of specified amounts, creating liens against the Company’s assets, prepaying subordinated indebtedness and engaging in certain mergers or combinations without the prior written consent of the lenders. The Credit Facility also limits the Company’s ability to make certain distributions or dividends.

Upon the occurrence of a Triggering Event, as defined in the Credit Facility, the Company is required to maintain a minimum Fixed Charge Coverage Ratio, as defined in the Credit Facility, of 1.25 to 1.00, and Leverage Ratio, as defined in the Credit Facility, of 3.50 to 1.00 through December 31, 2012. The Leverage Ratio reduces at various rates until the maximum ratio is 3.25 to 1.00 as of January 1, 2013 and thereafter. A Triggering Event is deemed to have occurred when the undrawn availability under the Credit Facility fails to equal at least $20 million measured as of the last day of each month for two consecutive month-ends. A Triggering Event will cease to be continuing when the undrawn availability for three consecutive months equals at least $30.0 million measured as of the last day of each such month. At December 31, 2012, no triggering events had occurred that would require the Company to be in compliance with the Fixed Charge Coverage Ratio or the Leverage Ratio covenants of the Credit Facility. Had we been required to meet these ratio tests, we would have not met either the Fixed Charge Coverage Ratio or the Leverage Ratio as of December 31, 2012.

On May 15, 2012 and again on June 15, 2012, the Company entered into a limited waiver agreement with PNC Bank, National Association, or PNC Bank, regarding certain events of default resulting from the delayed issuance of its audited financial statements for the year ended December 31, 2011 and unaudited quarterly financial statements for the periods ended March 31, 2012 and June 30, 2012. The limited waiver agreement permitted the Company to maintain access to the Credit Facility with a post-closing obligation to deliver, no later than October 15, 2012, its audited financial statements for the year ended December 31, 2011 and its unaudited quarterly financial statements for the periods ended March 31, 2012 and June 30, 2012. The Company delivered its audited financial statements for the year ended December 31, 2011 to PNC Bank on October 15, 2012.

On October 11, 2012, the Company entered into an amendment to the Credit Facility that extended the due date for the Company’s unaudited quarterly financial statements for the periods ended March 31, 2012 and June 30, 2012 until November 30, 2012. On November 26, 2012 the Company entered into a second amendment to the Credit Facility that extended the due date for the Company’s unaudited quarterly financial statements for

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

the periods ended March 31, June 30 and September 30, 2012 until January 15, 2013. The Company delivered its unaudited quarterly financial statements for the periods ended March 31, June 30 and September 30, 2012 to PNC Bank on January 15, 2013. On March 1, 2013, we entered into a third amendment to the Credit Facility that extended the due date for our unaudited monthly financial statements for the periods ended January 31, 2013 and February 28, 2013 until April 1, 2013 and April 15, 2013, respectively. The Company delivered its unaudited financial statements for the period ended January 31, 2013 to PNC Bank on April 1, 2013 and anticipates delivering its unaudited monthly financial statements for the period ended February 28, 2013 on or prior to April 15, 2013.

Note 5. Notes Payable

Notes payable consist of the following (dollars in thousands):

	2011	2012
Senior secured notes due July 1, 2018, net of discount of $3.6 million as of December 31, 2011 and 2012, with stated interest of 12.125%	$221,401	$221,953
		—
Note payable to a vendor for computer hardware and software licenses	140	—

	$221,541	$221,953
Less: current portion	(140)	—

Notes payable, net of current portion	$221,401	$221,953

On June 23, 2011 the Company issued $225.0 million of Notes due July 1, 2018 at a discount of $3.6 million. The Notes carry a stated interest rate of 12.125%, with an effective rate of 12.50%. Interest is payable semi-annually each January 1 and July 1, beginning on January 1, 2012. The Notes are secured by: (i) a first-priority lien on substantially all of the Company’s existing and future domestic plant, property, assets and equipment including tangible and intangible assets, other than the assets that secure the Credit Facility on a first-priority basis, (ii) a first-priority lien on 100% of the capital stock of the Company’s future material U.S. subsidiaries and non-voting stock of the Company’s future material non-U.S. subsidiaries and 66% of all voting stock of the Company’s future material non-U.S. subsidiaries and (iii) a second-priority lien on the Company’s accounts receivable, unbilled revenue on completed contracts and inventory that secure the Credit Facility on a first-priority basis, subject, in each case, to certain exceptions and permitted liens.

The Notes are general senior secured obligations and rank pari passu in right of payment with all of the Company’s existing and future indebtedness that is not subordinated, are senior in right of payment to any of the Company’s existing and future subordinated indebtedness, are structurally subordinated to any existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries, and are effectively junior to all obligations under the Credit Facility to the extent of the value of the collateral securing the Credit Facility on a first priority basis.

Prior to July 1, 2014, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 112.125% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and any additional interest, with the net cash proceeds of certain equity offerings. Prior to July 1, 2015, the Company may redeem some or all of the Notes at a “make-whole” premium, or the Applicable Premium, plus accrued and unpaid interest. An Applicable Premium is the greater of 1% of the principal amount of the Note; or the excess of the present value at such redemption date of (i) the redemption price of the Note at July 1, 2015 equal to 106.063% plus (ii) all required interest payments due on the Note through July 1, 2015, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

of such redemption date plus 50 basis points; over the principal amount of the Note. On or after July 1, 2015, the Company may redeem some or all of the Notes at a premium that will decrease over time plus accrued and unpaid interest.

If the Company undergoes a change of control, as defined in the indenture governing the Notes, or the Indenture, the Company will be required to make an offer to each holder of the Notes to repurchase all or a portion of its Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest penalty, if any, to the date of repurchase.

If the Company sells certain assets or experiences certain casualty events and does not use the net proceeds as required, the Company will be required to use such net proceeds to repurchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

The Company entered into a registration rights agreement with the initial purchasers of the Notes. Under the terms thereof, the Company agreed to file an initial registration statement with the SEC by March 19, 2012, to become effective not later than June 17, 2012, providing for registration of “exchange notes” with terms substantially identical to the Notes. The terms of the agreement provide additional interest obligations for a late filing interest penalty, or the Additional Interest, of 0.25% per annum of the principal amount of the Notes, which increases by an additional 0.25% per annum at the beginning of each subsequent 90-day period with a maximum interest penalty of 1.0% per annum, for each day the Company is delinquent in filing an initial registration statement with the SEC.

The Company was unable to file an initial registration statement with the SEC by March 19, 2012 and incurred an Additional Interest obligation for a late filing interest penalty of 0.25% per annum of the principal amount of the Notes through June 17, 2012 and 0.50% for the subsequent 90-day period. The Company was unable to cause the initial registration statement to be declared effective by June 17, 2012 and an Additional Interest obligation was incurred at 0.25% per annum of the principal amount of the Notes for each subsequent 90-day period.

In the event of default on the Notes, the Company may be able to obtain a waiver from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes for an event of default. In the event a delay in the Company’s reporting on SEC Forms 10-Q, 10-K or 8-K, the Company will have 60 days after the receipt of a notice from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes to comply by providing all current, quarterly and annual reports. The Company is not in receipt of any such notice from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes regarding an event of default.

Separate financial information about Goodman Networks Incorporated, its guarantor subsidiaries and its non-guarantor subsidiaries is not presented because Goodman Networks Incorporated holds all of its assets and has no independent assets or operations, Goodman Networks Incorporated’s subsidiaries, other than the subsidiary guarantors, are minor in significance, and the guarantees of our subsidiary guarantors are full and unconditional and joint and several. There are no significant restrictions on the ability of Goodman Networks Incorporated or any of the subsidiary guarantors to obtain funds from any of our subsidiaries by dividend or loan.

The terms of the Indenture require the Company to meet certain ratio tests giving effect to anticipated transactions, including borrowing debt and making restricted payments prior to entering these transactions. These ratio tests are a Fixed Charge Coverage Ratio, as defined in the Indenture, of at least 2.50 to 1.00 (which was 1.12 to 1.00 at December 31, 2012) and a Total Leverage Ratio, as defined in the Indenture, not greater than 2.50 to 1.00 (which was 6.61 to 1.00 at December 31, 2012). The Company has not entered into any transaction that

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

requires us to meet these tests as of December 31, 2012. Had we been required to meet these ratio tests as of December 31, 2012, we would not have met the Fixed Charge Coverage Ratio and the Total Leverage Ratio.

Future maturities of the notes payable as of December 31, 2012 are as follows (dollars in thousands):

Year ending December 31,
2018	$225,000
Less debt discount	(3,047)

$221,953

Note 6. Leases

The Company leases certain equipment under capital leases. The economic substance of these leases is that the Company is financing the acquisition of the equipment through the leases and accordingly, the equipment is recorded as an asset and the leases are recorded as liabilities.

Future minimum lease payments under capital leases at December 31, 2012 were as follows (dollars in thousands):

Year ending December 31,
2013	$523
2014	343
2015	104

Total minimum lease payments	970
Less: amount representing interest	(91)

Present value of minimum lease payments	879
Less: current portion of capital leases	(469)

Capital leases, net of current portion	$410

Operating lease commitments relate primarily to rental of the facilities and equipment under non-cancellable operating lease agreements which expire at various dates through the year 2017. Approximate future minimum rental payments at December 31, 2012 under these non-cancelable operating leases are as follows (dollars in thousands):

Year ending December 31,
2013	$7,006
2014	6,310
2015	3,731
2016	277
2017	—

Total minimum lease payments	$17,324

Rent expense for operating leases was approximately $2.6 million, $5.1 million and $6.0 million the years ended December 31, 2010, 2011 and 2012, respectively.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

Note 7. Redeemable Preferred Stock

Series C Convertible Redeemable Preferred Stock

In June 2009, the Company issued 1,045,006 shares of Series C convertible redeemable preferred stock, or Series C, to SG-Goodman, LLC, or SG-Goodman, an affiliate of a private equity investor. Each share of Series C was initially convertible into common stock, at the option of the holder, at $26.12 per share. Net proceeds from the issuance of Series C were $25.1 million. SG-Goodman had the option to require the Company to purchase its Series C shares on June 24, 2015 at the liquidation preference of Series C plus accrued and unpaid dividends as long as SG-Goodman held more than 1/3 of the total amount of shares that it held on the original closing date. The Company incurred costs of $2.0 million related to the issuance of Series C. These costs were being amortized to retained earnings through June 2015 and have been treated as a reduction to the carrying value of Series C. As Series C contained a redemption feature at the option of the holder, it was excluded from permanent equity. Unamortized costs for Series C were $1.5 million as of December 31, 2010. Series C had voting rights equal to the number of shares of common stock into which the holder’s shares of Series C were convertible based on the conversion price on the record date for the vote or consent of shareholders, and otherwise had voting rights and powers of the common stock. The holders of Series C did not have any voting rights with regard to the election of members of the Board of Directors.

Series C accrued dividends at 10% of the dividend base per annum, payable quarterly, provided such dividends were declared. The dividend base was $30.0 million as of December 31, 2010. Dividends accrued cumulatively and unpaid dividends were added to the liquidation preference of the Series C. If the payment of such cash dividends created a covenant breach, the holders of the preferred stock were entitled to receive out of any net assets legally available, paid-in-kind dividends at a rate of 13% of the dividend base. Dividends totaling $3.5 million and $1.4 million were declared during the years ended December 31, 2010 and 2011, respectively. During 2010, the Company issued paid-in-kind dividends of $2.7 million with 105,235 Series C shares. On June 23, 2011 the Company repurchased all outstanding shares of Series C from shareholders for $73.2 million and paid dividends of $2.2 million.

Note 8. Shareholders’ Equity (Deficit)

Common Stock

The Company is controlled directly and indirectly by persons or entities related to John A. Goodman, the Company’s Executive Chairman. All shareholders are parties to a shareholders’ agreement. The shareholders’ agreement contains various provisions governing tag-along rights, drag-along rights, rights of first offers, transfers among shareholders and other terms customary in agreements of this type.

During 2010, the Company issued 153,847 shares of common stock for $2.0 million to existing shareholders, including certain members of management, at $12.97 per share. Additionally in 2010, the Company repurchased 1,500 shares of common stock for $39,180 at $26.12 per share.

In June 2009, a relative of the Company’s Executive Chairman was granted a put option whereby the holder could require the Company to pay $1.5 million in cash to purchase the number of shares to be computed based on the fair value at the time the put option is exercised. As of December 31, 2010, the redemption value of $1.5 million was excluded from permanent equity. This put option was exercised in June 2011 and the Company purchased 22,914 shares of common stock at $65.46 per share, or $1.5 million.

Additionally, on June 23, 2011 the Company purchased 265,379 shares of common stock from shareholders for cash in the amount of $17.5 million, or $65.46 per share. All shares purchased by the Company had been included in treasury stock until September 2011 when all currently held treasury stock was retired. The treasury

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

stock retirement of $27.8 million resulted in a corresponding reduction in common stock of approximately $10,000, additional paid in capital of $6.6 million, and retained earnings of $21.2 million.

In November and December 2011, the Company repurchased 55,918 shares of outstanding common stock from certain employees at a price of $120.91 per share for cash consideration of $6.8 million, which equaled the fair value of the common stock at the repurchase date. The repurchase of common stock has been recorded in treasury stock.

Pursuant to an amended and restated employment agreement dated October 16, 2012, the Company granted an executive 60,000 shares of unrestricted common stock, half of which vested immediately and the other half of which vested in January 2013. Compensation expense of $5.0 million for the fair value of the 60,000 shares of common stock was recorded in the year ended December 31, 2012, based on the grant-date fair value of $82.70 per share. The terms of the employment agreement also required the Company to provide a cash payment to the executive in an amount sufficient to cover all taxes associated with the share grant. As such, an additional amount of $3.3 million was expensed in 2012, and paid during the first quarter of 2013.

Note 9. Share-Based Compensation and Warrants

Stock Options

In October 2000, the Company approved the Goodman Networks Incorporated 2000 Equity Incentive Plan, or the 2000 Plan. Under the 2000 Plan, 77,699 shares may be issued pursuant to outstanding awards of incentive stock options or nonqualified stock options to employees, directors or consultants of the Company but no additional grants may be made. Grants of incentive stock options must have been at least equal to the fair market value on the date of grant. Nonqualified options could have been granted at less than fair market value. All option terms were determined by a committee designated by the Board of Directors.

On December 29, 2008, the Board of Directors approved the 2008 Long-Term Incentive Plan, or the 2008 Plan. The approval of the 2008 Plan had no effect on the 2000 Plan or any options granted pursuant to the 2000 Plan. At such time, outstanding options granted pursuant to the 2000 Plan continued with their existing terms and remained subject to the 2000 Plan, as applicable. The 2008 Plan provides for the issuance of up to 1,000,000 shares of common stock pursuant to awards. In June 2009, the Company’s Board of Directors amended the 2000 Plan and the 2008 Plan to modify certain terms and definitions. These amendments did not affect the awards already outstanding under the 2008 Plan or 2000 Plan.

The Company estimates the expected volatility of the price of its underlying stock based on the historical volatilities of similar entities with publicly traded securities. Currently there is no active market for the Company’s common stock. The volatility was estimated using the median volatility of the guideline companies which are representative of the Company’s size and industry based upon daily stock price fluctuations.

The following table summarizes stock option activity under the 2008 Plan and the 2000 Plan for the year ended December 31, 2012:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Outstanding at December 31, 2011	227,866	$20.12
Expired	(3,333)	26.12
Forfeited	(1,667)	26.12

Outstanding at December 31, 2012	222,866	$19.99	6.43	$14.0
Exercisable at December 31, 2012	202,865	$19.38	6.23	$12.8

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

The fair values of option awards granted were estimated at the grant date using a Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2012:

	2010	2011	2012
Expected volatility	48.4%	48.4%	n/a
Risk-free interest rate	2.75% - 3.08%	2.29%	n/a
Expected life (in years)	6.5	6.0	n/a
Expected dividend yield	0.0%	0.0%	n/a

The weighted average grant date fair value for options granted in 2010 and 2011 was $13.40 and $12.65, respectively. The Company did not grant any stock options during the year ended December 31, 2012. As of December 31, 2012, there was approximately $0.1 million of unrecognized compensation costs related to non-vested stock options. That cost is expected to be recognized over a remaining weighted average vesting period of 0.5 years.

The total intrinsic value of options exercised was $1.1 million and $2.1 million for the years ended December 31, 2010 and 2011, respectively. There were no options exercised during the year ended December 31, 2012.

During July 2011, the Company intended to deliver 17,000 share-based awards to certain employees. The Company subsequently determined that all corporate actions necessary to create a legally binding right to these awards was inadvertently not completed, and such awards are not effective and are not included in the table above. The exercise price of these awards was intended to be $26.12 with a term of 10 years. If these awards were granted, vesting would have occurred ratably over a three-year period, although the vesting commencement dates would have varied by award and preceded the intended award grant for certain recipients. If these awards were in effect, they could be settled with assets other than equity, and the Company has accounted for them as liability awards. The aggregate estimated fair value of the awards is based on the intrinsic value of $1.0 million at December 31, 2012 and is being recognized as employee compensation over the requisite service period of the awards. For the year ended December 31, 2012, $0.2 million is included as compensation expense and has been included in accrued expenses within the condensed consolidated balance sheet.

In December 2011, the Company settled 11,074 outstanding stock option awards with certain employees of the Company at a price of $120.91 per share for cash consideration of $1.2 million, which equaled the intrinsic value of the options at the settlement date.

The compensation expense recognized for outstanding share-based awards for the years ended December 31, 2010, 2011 and 2012 was $1.0 million, $1.0 million and $5.6 million, respectively.

Warrants

In October 2010, in connection with the subordinated notes payable issued to a shareholder in April and May of 2010 and the First Amendment to the Shareholder Agreement (also see Note 5 and 7), the Company issued 160,408 warrants to purchase shares of its common stock at an exercise price of $1.00 per share, which expire in May 2020. The fair value of the warrants was recorded as a discount on the subordinated notes payable. During June 2011, the shareholder and holder of the warrants sold 117,050 of those warrants to the Company for $7.5 million. The remaining 43,358 warrants are outstanding and exercisable as of December 31, 2012.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

Note 10. Related Party Transactions

The Company had $0.3 and $0.1 million in non-interest bearing advances due from two of the founding shareholders of the Company at December 31, 2011 and December 31, 2012, respectively. Scheduled repayments are made through payroll deductions.

The Company uses a ranch owned by certain shareholders to entertain employees and customers. For the use of the ranch, the Company paid and expensed $10,000 per month during the years ended December 31, 2010 and 2011, $10,000 per month during the period from January 1, 2012 to May 31, 2012 and $13,000 per month during the period from June 1, 2012 to December 31, 2012.

In June 2009, the Company entered into an agreement with a firm that was related to a member of the Company’s Board of Directors, although this member is not currently serving on the Board. Pursuant to the agreement, this affiliated firm agreed to perform regular consulting services. Payments under this agreement were $606,582, $151,616 and $0 for the years ended December 31, 2010, 2011 and 2012, respectively.

From time to time, the Company engages in transactions with executive officers, directors, shareholders or their immediate family members of these persons (subject to the terms and conditions of the Notes and the Credit Facility). These transactions are negotiated between related parties without arm’s length bargaining and, as a result, the terms of these transactions could be different than transactions negotiated between unrelated persons. See Note 8 – Shareholders’ Equity (Deficit) for a description of these transactions.

See Note 12 – Commitments and Contingencies for other transactions among related parties.

Note 11. Employee Benefit Plan

The Company sponsors a 401(k) retirement savings plan for its employees. Eligible employees are allowed to contribute a portion of their compensation, not to exceed a specified contribution limit imposed by the Internal Revenue Code. The Company provides for matching employee contributions equal to 50% on the first 8% of each participant’s compensation. Employer contributions during the years ended December 31, 2010, 2011 and 2012 totaled $2.9 million, $2.7 million and $2.7 million, respectively.

Note 12. Commitments and Contingencies

General Litigation

The Company is from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. Based upon information currently available, the Company believes that the ultimate outcome of all current litigation and other claims, individually and taken together, and except as described herein, will not have a material adverse effect on the Company’s business, prospects, financial condition or results of operations.

Concentration of Credit Risk

During 2010, the Company’s two significant customers attributed 73.0% and 22.6% of total revenue. These customers attributed 89.8% and 9.3% of total revenue in 2011 and 88.1% and 8.5% during the year ended December 31, 2012.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

The aggregate amounts due from these customers totaled $45.3 million and $62.2 million as of December 31, 2011 and 2012, respectively. A loss of either of these customers would have a material adverse effect on the financial condition of the Company.

Indemnities

The Company generally indemnifies its customers for services it provides under its contracts which may subject the Company to indemnity claims, liability and related litigations. As of December 31, 2011 and 2012, the Company was not aware of any material asserted or unasserted claims in connection with these indemnity obligations.

Guarantees

In October 2011, the Company issued a letter of credit to a company owned by a relative of the Executive Chairman as a guarantee of the related party’s line of credit. The maximum available to be drawn on the line of credit may not exceed $4.0 million. In the event of default on the line of credit by the related party, the Company will have the option to enter into a note purchase agreement with the lender or to permit a drawing on the letter of credit in an amount not to exceed the amount by which the outstanding obligation exceeds the value of the related party’s collateral securing the line of credit, but in no event more than $4.0 million. The Company’s letter of credit was originally due to expire in July 2012. Prior to the expiration, the letter of credit was amended to extend the guarantee of the related party’s line of credit until July 2013.

The Company’s exposure with respect to the letter of credit is supported by a reimbursement agreement from the related party, secured by a pledge of assets and stock of the related party. As of December 31, 2011, the Company concluded that it was probable that it would be required to perform for the full exposure under the guarantee and therefore recorded a liability in the amount of $4.0 million as other operating expense and accrued liabilities in the Company’s condensed consolidated financial statements for the fourth quarter of 2011. This guarantee liability for the full amount of $4.0 million remains in accrued liabilities as of December 31, 2012.

State Sales Tax

The Company is routinely subject to sales tax audits that could result in additional sales taxes and interest owed to various taxing authorities. Any additional sales taxes and interest assessed against the Company will be invoiced to the appropriate customer. However, no assurances can be made that such customers would be willing to pay the additional sales tax or interest.

Note 13. Income Taxes

Deferred income tax assets result from temporary differences as follows (dollars in thousands):

	2011	2012
Current deferred tax assets (liabilities), net
Accrued expenses	$4,344	$5,830
Inventories	579	2,233
Prepaid expenses	(157)	(123)
Anticipated losses on contracts in progress	2,646	1,709
Accounts receivable reserve	476	6
Revenue and cost of revenues	15,664	(15,283)
Other	1,969	342

Total current deferred tax assets (liabilities), net	$25,521	$(5,286)

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

	2011	2012
Non-current deferred tax assets (liabilities), net
Property and equipment	(1,171)	(1,186)
Share based compensation	887	2,104
Credit carry-forwards	—	734
Net operating losses	—	17,048
Prepaid expenses – non-current	(724)	666

Total non-current deferred tax assets (liabilities), net	$(1,008)	19,366

Net deferred tax assets	$24,513	$14,080

The Company’s provision for income taxes for the years ended December 31, 2010, 2011 and 2012 is as follows (dollars in thousands):

	2010	2011	2012
Current federal income tax expense (benefit)	$8,337	$7,440	$(13,123)
Current state income tax expense	1,685	1,609	81
Deferred federal tax expense (benefit)	(15,366)	2,788	10,080
Deferred state tax expense (benefit)	(1,777)	339	354

Provision for (benefit from) income taxes	$(7,121)	$12,176	$(2,608)

The Company’s income tax expense for the years ended December 31, 2010, 2011 and 2012 differed from the statutory federal rate as follows (dollars in thousands):

	2010	2011	2012
Statutory rate applied to income before income taxes	$(6,469)	$11,023	$(1,799)
Permanent (deductions) non-deductible items, net	(483)	(91)	310
State income taxes, net of federal income tax effect	(60)	1,267	(581)
Other	(109)	(23)	(538)

Provision for (benefit from) income taxes	$(7,121)	$12,176	$(2,608)

At December 31, 2012, the Company had approximately $41.5 million and $50.8 million of net operating loss carryforwards for federal and state income tax purposes, respectively. The federal net operating loss will begin to expire in 2032. The state net operating losses will begin to expire in 2017.

Financial statement deferred tax assets must be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company believes that realization of the deferred tax assets is more likely than not based on estimates of future taxable income, scheduled reversal of existing taxable temporary differences, and prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would not be able to realize all or part of a deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to earnings in the period we made that determination.

The Company filed an Application for Change in Accounting Method on Form 3115, with the Internal Revenue Service on December 31, 2012 to recognize revenue under a proper accrual method or percentage of completion method for federal income tax purposes. The method change has resulted in the recording of a net

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

deferred tax liability for revenue recognition as revenue under the tax methods generally results in recognition earlier than for book purposes. The Company expects to receive consent from the Internal Revenue Service for these accounting method changes in 2013.

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company evaluated and determined that as of December 31, 2012 there were no significant uncertain tax positions requiring recognition in its financial statements. The evaluation was performed for the tax years ended December 31, 2009 through 2012, the tax years which remain subject to examination by major tax jurisdictions.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. In the event the Company incurs interest and/or penalties, they will be classified in the financial statements as income tax expense.

Note 14. Segments

The Company evaluates its business and makes resource allocations based on two operating segments, Professional Services, PS, and Infrastructure Services, IS. Our Professional Services segment is primarily comprised of in-house engineers who are experts on services related to network architecture, transformation, reliability and performance. Our Infrastructure Services segment provides services to support cell site capacity and coverage upgrades at existing sites as well as services necessary to add new cell sites to the network.

There were no material intersegment transfers or sales during the periods presented. Selected segment financial information for the three years ended December 31, 2010, 2011 and 2012 is presented below (dollars in thousands):

	2010
	PS	IS	Corporate	Total
Revenues	$102,905	$286,181	$—	$389,086
Cost of revenues	83,291	265,654	—	348,945

Gross profit	$19,614	$20,527	—	40,141

Selling, general and administrative expenses			53,656	53,656
Other operating income			749	749

Operating loss				(12,766)
Interest expense			5,718	5,718

Loss before income taxes				(18,484)
Income tax benefit			(7,121)	(7,121)

Net loss				$(11,363)

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

	2011
	PS	IS	Corporate	Total
Revenues	$91,650	$689,441	$—	$781,091
Cost of revenues	78,369	579,230	—	657,599

Gross profit	$13,281	$110,211	—	123,492

Selling, general and administrative expenses			67,450	67,450
Other operating expense			(4,000)	(4,000)

Operating income				52,042
Interest expense			20,548	20,548

Income before income taxes				31,494
Income tax expense			12,176	12,176

Net income				$19,318

	2012
	PS	IS	Corporate	Total
Revenues	$79,140	$571,773	$—	$650,913
Cost of revenues	65,200	471,638	—	536,838

Gross profit	$13,940	$100,135		114,075

Selling, general and administrative expenses			87,216	87,216
Other operating expense			—	—

Operating income			—	26,859
Interest expense			31,998	31,998

Income before income taxes				(5,139)
Income tax benefit				(2,608)

Net income				$(2,531)

Asset information is evaluated by management at the corporate level and is not available by reportable segment.

Note 15. Subsequent Events

Acquisition of the Custom Solutions Group of Cellular Specialties, Inc.

On February 28, 2013, the Company completed the acquisition of the Custom Solutions Group of Cellular Specialties, Inc., which provides indoor and outdoor wireless distributed antenna system and Wi-Fi solutions, services, consultations and maintenance. The purchase price consists of $18.0 million in cash, earn-out payments of up to an aggregate of $17.0 million through December 31, 2015 and the assumption of certain liabilities related to the acquired business. The Company believes the acquisition will help better serve its customers’ evolving needs by addressing the increasingly used in-building distributed antenna systems (DAS), small cells and Wi-Fi offload solutions.

2013 Share Repurchases

On March 4, 2013, the Company entered into stock purchase agreements with certain members of management of the Company, pursuant to which the Company purchased 60,400 shares of common stock in exchange for payments totaling $5.0 million.

Goodman Networks Incorporated

Notes to the Consolidated Financial Statements

2013 Option Grants

On February 12, 2013, the Company granted options to purchase an aggregate of 320,500 shares of its common stock at an exercise price equal to $82.70 per share to certain executives and employees.

Exchange Offer

On February 14, 2013, the Company filed a registration statement on Form S-4 with the SEC, for the offer to exchange all of its outstanding $225.0 million aggregate principal amount of Notes for notes registered under the Securities Act of 1933, or the exchange notes. The exchange notes will have substantially identical terms as the Notes. The exchange offer has not yet been completed.

GoodmanNetworks

Network Knowledge... **Delivered.**

Goodman Networks Incorporated

OFFER TO EXCHANGE

$225,000,000 Aggregate Principal Amount of 12.125% Senior Secured Notes due 2018

For

$225,000,000 Aggregate Principal Amount of 12.125% Senior Secured Notes due 2018

Prospectus

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 8.101, 8.102 and 8.103 of the Texas Business Organizations Code, or the TBOC, subject to the procedures and limitations stated therein, provide that a corporation may indemnify a director against judgment and reasonable expenses if such director was, is, or is threatened to be made a respondent in a proceeding, provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interest of the corporation. Section 8.105 of the TBOC permits a corporation to indemnify an officer as provided by its governing documents, by action of its board of directors, by action of its shareholders, by contract or by common law.

Section 8.105 of the TBOC prohibits us from indemnifying a director in respect of a proceeding in which the director is found liable to us or is found liable because a personal benefit was improperly received by him or her, other than for reasonable expenses actually incurred by him or her in connection with the proceeding, not including a judgment, penalty, fine or tax. The TBOC also prohibits us entirely from indemnifying a director in respect of any such proceeding in which the director is found liable for willful or intentional misconduct in the performance of his or her duties to us, breach of the duty of loyalty to us or an act or omission not committed in good faith that constitutes a breach of a duty owed by the director to us.

Under Sections 8.052 and 8.105 of the TBOC, a court may order us to indemnify a director or officer if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. If, however, the director or officer is found liable to us or is found liable on the basis that a personal benefit was improperly received by him or her, the indemnification will be limited to reasonable expenses actually incurred by him or her in connection with the proceeding.

Section 8.151 of the TBOC further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Chapter 8 of the TBOC.

Article XI of our Second Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and Article VIII of our Amended and Restated Bylaws (the “Bylaws”) respectively provide that we have the authority to, and shall indemnify our directors and officers to the fullest extent permitted by Texas law. Article XIV of our Articles of Incorporation also eliminates the personal liability for monetary damages for an act or omission as a director, except liability for the following:

•	A breach of the director’s duty of loyalty to the Company or its shareholders;

•	An act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves a knowing violation of the law;

•	A transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s office; or

•	An act or omission for which the liability of a director is expressly provided by an applicable statute.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute. Any repeal or amendment of our Articles of Incorporation by our shareholders will be prospective only and will not adversely affect any limitation on the personal liability of a director arising from an act or omission occurring prior to the time of such repeal or amendment.

We have also entered into an indemnification agreement (each, an “Indemnification Agreement”) with each of John Goodman, Ron Hill, Jason Goodman, Jonathan Goodman, Joseph Goodman and Randal Dumas, each an Indemnitee. Pursuant to the Indemnification Agreements, we agreed to indemnify each Indemnitee to the fullest extent permitted by applicable law against any and all expenses arising from any “proceeding” (as such term is defined in the Indemnification Agreements) in which an Indemnitee was, is or will be involved as a party or otherwise by reason of any Indemnitee’s service as, or actions taken while, (i) a director or officer of the Company or (ii) at the request of the Company, a director, officer, employee, agent or fiduciary of another enterprise. Following a written request by an Indemnitee, the Company is required to advance (within 10 days of receipt of such written request) to such Indemnitee, prior to or after final disposition of any proceeding, any and all expenses relating to the Indemnitee’s defense of such proceeding.

The obligations of the Company under the Indemnification Agreements to provide indemnification is subject to a determination, (i) by a majority vote of the “disinterested directors” (as such term is defined in the Indemnification Agreements), even if less than quorum; (ii) by independent counsel (chosen by such Indemnitee) in a written opinion to the Board of Directors or (iii) by the shareholders of the Company. The Indemnitee is presumed to be entitled to indemnification, and anyone seeking to overcome such presumption shall bear the burden of proof. Additionally, the Company is not required to indemnify an Indemnitee under each of the Indemnification Agreements: (i) for amounts otherwise identifiable under the Indemnification Agreement that such Indemnitee has already received under any insurance policy, contract, agreement or otherwise or (ii) as prohibited by Texas law.

Each of the Indemnification Agreements will continue so long as such Indemnitee is subject to any proceeding by reason of serving as a director, officer, employee, agent or fiduciary of the Company, whether or not serving in such capacity at the time the liability or expense is incurred.

We also maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act and the Exchange Act, under insurance policies, the premiums of which we pay. The effect of these policies is to indemnify any of our officers and directors against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director upon a determination that such person acted in good faith.

Item 21. Exhibit and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page included in this registration statement.

(b) Financial Statement Schedules.

See “Index to Financial Statements” which is located on page F-1 of this prospectus.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on April 26, 2013.

GOODMAN NETWORKS INCORPORATED

By:	/s/ John A. Goodman
Name: John A. Goodman
Title: Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, this Amendment No.1 to the registration statement on Form S-4 has been signed by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John A. Goodman John A. Goodman	Director and Executive Chairman (Principal executive officer)	April 26, 2013

/s/ Ron B. Hill Ron B. Hill	Director, Chief Executive Officer and President	April 26, 2013

/s/ Randal S. Dumas Randal S. Dumas	Chief Financial Officer (Principal financial and accounting officer)	April 26, 2013

/s/ Jason Goodman Jason Goodman	Director	April 26, 2013

/s/ Jonathan Goodman Jonathan Goodman	Director	April 26, 2013

/s/ Joseph Goodman Joseph Goodman	Director	April 26, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1**#	Asset and Purchase Agreement, dated February 28, 2013, by and among Goodman Networks Incorporated, Cellular Specialties, Inc., and certain voting trustees and voting shareholders party thereto.

3.1*	Second Amended and Restated Articles of Incorporation of Goodman Networks Incorporated, as amended June 23, 2009.

3.2*	Amended and Restated Bylaws of Goodman Networks Incorporated, dated as of January 23, 2012.

4.1*	Indenture, dated as of June 23, 2011, by and between Goodman Networks Incorporated and Wells Fargo Bank, National Association.

4.2*	Form of 12.125% Senior Secured Notes due 2018.

4.3*	Registration Rights Agreement, dated as of June 23, 2011, by and between Goodman Networks Incorporated and Jefferies & Company, Inc., as Representative of the Initial Purchasers named therein.

4.4*	Intercreditor Agreement, dated as of June 23, 2011, by and among Goodman Networks Incorporated, PNC Bank, National Association, as Administrative Agent, and U.S. Bank National Association, as Collateral Trustee.

4.5*	Collateral Trust Agreement, dated as of June 23, 2011, by and among Goodman Networks Incorporated as Guarantors, Wells Fargo Bank, National Association, as Indenture Trustee, and U.S. Bank National Association, as Collateral Trustee.

4.6*	Pledge and Security Agreement, dated as of June 23, 2011, by and between Goodman Networks Incorporated as Grantor, and U.S. Bank National Association, as Collateral Trustee.

4.7*	Trademark Security Agreement, dated as of June 23, 2011, by and between Goodman Networks Incorporated, as Grantor, and U.S. Bank National Association as Collateral Trustee.

5.1*	Opinion of Haynes and Boone, LLP.

10.1**†	Turf Program Agreement, dated as of December 16, 2011, by and between Goodman Networks Incorporated and AT&T Mobility LLC.

10.2**†	Amendment No. 1 to Turf Program Agreement, dated as of January 24, 2012, by and between Goodman Networks Incorporated and AT&T Mobility LLC.

10.3*	Amendment No. 2 to Turf Program Agreement, dated October 30, 2012, by and between Goodman Networks Incorporated and AT&T Mobility LLC.

10.4**†	Master Services Agreement, dated as of October 22, 2009, by and between Goodman Networks Incorporated and Alcatel-Lucent USA Inc.

10.5*	Amendment No. 1 to Master Services Agreement, dated as of November 2, 2009, by and between Goodman Networks Incorporated and Alcatel-Lucent USA Inc.

10.6**†	Amendment No. 2 to Master Services Agreement, effective as of January 1, 2011, by and between Goodman Networks Incorporated and Alcatel-Lucent USA Inc.

10.7**†	Amendment No. 3 to Master Services Agreement, effective as of January 1, 2012, by and between Goodman Networks Incorporated and Alcatel-Lucent USA Inc.

10.8**†	Customer Service Division Subcontract Agreement, dated as of September 30, 2001, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.9**†	Amendment No. 1 to Customer Service Division Subcontract Agreement, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.10**†	Amendment No. 2 to Customer Service Division Subcontract Agreement, dated as of March 8, 2002, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.11**†	Amendment No. 3 to Customer Service Division Subcontract Agreement, dated as of June 11, 2002, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.12**	Amendment No. 4 to Customer Service Division Subcontract Agreement, dated as of June 14, 2002, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.13**†	Amendment No. 5 to Customer Service Division Subcontract Agreement, dated as of August 19, 2002, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.14**†	Amendment No. 6 to Customer Service Division Subcontract Agreement, dated as of September 27, 2002, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.15**†	Amendment No. 7 to Customer Service Division Subcontract Agreement, dated as of November 26, 2002, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.16**†	Amendment No. 8 to Customer Service Division Subcontract Agreement, dated as of April 19, 2004, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.17**†	Amendment No. 9 to Customer Service Division Subcontract Agreement, dated as of June 28, 2004, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.18**†	Amendment No. 10 to Customer Service Division Subcontract Agreement, dated as of July 22, 2005, by and between Goodman Networks Incorporated and ALCATEL USA Marketing, Inc.

10.19*	Amended and Restated Revolving Credit and Security Agreement, dated as of June 23, 2011, by and between Goodman Networks Incorporated and PNC Bank, National Association, as Lender and Agent.

10.20*	Amended and Restated Revolving Credit Note, dated as of June 23, 2011, by and between Goodman Networks Incorporated and PNC Bank, National Association, as Agent.

10.21*	Amended and Restated Swing Note, dated as of June 23, 2011, by and between Goodman Networks Incorporated and Goodman Networks Incorporated and PNC Bank, National Association as Agent.

10.22*	Fifth Amended and Restated Shareholders’ Agreement, dated as of June 23, 2011, by and among Goodman Networks Incorporated and shareholders party thereto from time to time.

10.23*	First Amendment to Fifth Amended and Restated Shareholders’ Agreement, dated as of August 30, 2011, by and among Goodman Networks Incorporated and shareholders party thereto from time to time.

10.24*	Warrant No. 7, dated as of June 23, 2011, by and between Goodman Networks Incorporated and SG-GN/SD, LLC.

10.25*	Amended and Restated Executive Employment Agreement, dated as of February 1, 2013, by and between Goodman Networks Incorporated and John A. Goodman.

10.26*	Amended and Restated Executive Employment Agreement, dated as of February 1, 2013, by and between Goodman Networks Incorporated and Ron B. Hill.

10.27*	Executive Employment Agreement, dated as of January 1, 2012, by and between Goodman Networks Incorporated and Randal S. Dumas.

10.28*	Amended and Restated Employment Agreement, dated as of February 1, 2013, by and between Goodman Networks Incorporated and Jason A. Goodman.

10.29*	Amended and Restated Employment Agreement, dated as of February 1, 2013, by and between Goodman Networks Incorporated and Joseph M. Goodman.

10.30*	Amended and Restated Employment Agreement, dated as of February 1, 2013, by and between Goodman Networks Incorporated and Jonathan E. Goodman.

10.31*	Executive Employment Agreement, dated as of February 11, 2011, by and between Goodman Networks Incorporated and James A. Johnson.

10.32*	Executive Employment Agreement, dated as of January 1, 2007, by and between Goodman Networks Incorporated and James E. Goodman.

10.33*	First Amendment to Executive Employment Agreement, dated as of June 6, 2008, by and between Goodman Networks Incorporated and James E. Goodman.

10.34*	Second Amendment to Executive Employment Agreement, dated as of July 15, 2008, by and between Goodman Networks Incorporated and James E. Goodman.

10.35*	Third Amendment to Executive Employment Agreement, dated as of June 24, 2009, by and between Goodman Networks Incorporated and James E. Goodman.

10.36*	Goodman Networks, Incorporated 2000 Equity Incentive Plan, dated as of October 2, 2000.

10.37*	First Amendment to the Goodman Networks, Incorporated 2000 Equity Incentive Plan, dated as of June 24, 2009.

10.38*	Nonqualified Stock Option Agreement under the Goodman Networks, Incorporated 2000 Equity Incentive Plan, dated as of June 24, 2009, by and between Goodman Networks Incorporated and John A. Goodman.

10.39*	Nonqualified Stock Option Agreement under the Goodman Networks, Incorporated 2000 Equity Incentive Plan, dated as of July 31, 2008, by and between Goodman Networks Incorporated and Ron B. Hill.

10.40*	First Amendment to the Nonqualified Stock Option Agreement under the Goodman Networks, Incorporated 2000 Equity Incentive Plan, dated as of June 24, 2009, by and between Goodman Networks Incorporated and Ron B. Hill.

10.41*	Goodman Networks, Incorporated 2008 Long-Term Incentive Plan, dated as of December 29, 2008.

10.42*	First Amendment to the Goodman Networks, Incorporated 2008 Long-Term Incentive Plan, dated as of June 24, 2009.

10.43*	Second Amendment to the Goodman Networks, Incorporated 2008 Long-Term Incentive Plan, dated as of March 27, 2012.

10.44*	Third Amendment to the Goodman Networks, Incorporated 2008 Long-Term Incentive Plan, dated as of February 12, 2013.

10.45*	Form of Nonqualified Stock Option Agreement under the Goodman Networks, Incorporated 2008 Long-Term Incentive Plan.

10.46*	Employee Stock Award under the Goodman Networks, Incorporated 2008 Long-Term Incentive Plan, dated as of December 31, 2012, by and between Goodman Networks Incorporated and Ron B. Hill.

10.47*	Employee Stock Award under the Goodman Networks, Incorporated 2008 Long-Term Incentive Plan, dated as of January 7, 2013, by and between Goodman Networks Incorporated and Ron B. Hill.

10.48*	Amended and Restated Goodman Networks Incorporated Executive Management Bonus Plan, dated as of January 1, 2009.

10.49*	First Amendment to the Goodman Networks Incorporated Executive Management Bonus Plan, dated as of June 24, 2009.

10.50*	Form of Indemnification Agreement executed by Messrs. John Goodman, Ron Hill, Jason Goodman, Jonathan Goodman, Joseph Goodman and Randal Dumas.

10.51*	Securities Purchase Agreement, dated as of June 7, 2011, by and between SG-Goodman, LLC, SG-Tower, LLC, SG-GN/SD, LLC, SG-LTE, LLC, collectively as Sellers, and Goodman Networks Incorporated, as Purchaser.

10.52*	Securities Purchase Agreement, dated as of June 7, 2011, by and between James E. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.53*	First Amendment to Securities Purchase Agreement, dated as of June 14, 2011, by and between James E. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.54*	Securities Purchase Agreement, dated as of June 7, 2011, by and between Jason A. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.55*	Securities Purchase Agreement, dated as of June 7, 2011, by and between Jonathan E. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.56*	Securities Purchase Agreement, dated as of June 7, 2011, by and between Joseph M. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.57*	Securities Purchase Agreement, dated as of November 2, 2011, by and between John A. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.58*	Securities Purchase Agreement, dated as of November 2, 2011, by and between Ron B. Hill, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.59*	Securities Purchase Agreement, dated as of November 2, 2011, by and between Scott E. Pickett, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.60*	Securities Purchase Agreement, dated as of December 8, 2011, by and between John A. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.61*	Securities Purchase Agreement, dated as of December 8, 2011, by and between Ron B. Hill, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.62*	Securities Purchase Agreement, dated as of December 8, 2011, by and between Scott E. Pickett, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.63*	Voting Agreement and Irrevocable Limited Proxy, dated as of June 24, 2009, by and among Goodman Networks Incorporated, John Goodman and William Darkwah.

10.64*	Voting Agreement and Irrevocable Proxy, dated as of June 24, 2009, by and among Goodman Networks Incorporated, John Goodman, SEP Trust and Scott Pickett.

10.65*	Ranch Lease, dated as of May 30, 2012, by and between Goodman Networks Incorporated and Goodman Brothers, LP.

10.66*	First Amendment to the Amended and Restated Revolving Credit and Security Agreement, dated as of October 11, 2012, by and between Goodman Networks Incorporated and PNC Bank, National Association, as Agent.

10.67*	Second Amendment to the Amended and Restated Revolving Credit and Security Agreement, dated as of November 30, 2012, by and between Goodman Networks Incorporated and PNC Bank, National Association, as Agent.

10.68*	Second Amendment to the Fifth Amended and Restated Shareholders’ Agreement, dated as of March 27, 2012, by and among Goodman Networks Incorporated and shareholders party thereto from time to time.

10.69*	Third Amendment to the Fifth Amended and Restated Shareholders’ Agreement, dated as of November 12, 2012, by and among Goodman Networks Incorporated and shareholders party thereto from time to time.

10.70*	Fourth Amendment to the Fifth Amended and Restated Shareholders’ Agreement, dated as of December 26, 2012, by and among Goodman Networks Incorporated and shareholders party thereto from time to time.

10.71**	Third Amendment to the Amended and Restated Revolving Credit and Security Agreement, dated as of March 1, 2013, by and between Goodman Networks Incorporated and PNC Bank, National Association, as Agent.

10.72**	Securities Purchase Agreement, dated as of March 4, 2013, by and between John A. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.73**	Securities Purchase Agreement, dated as of March 4, 2013, by and between James E. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.74**	Securities Purchase Agreement, dated as of March 4, 2013, by and between Joseph M. Goodman, as Seller, and Goodman Networks Incorporated, as Purchaser.

10.75**	Securities Purchase Agreement, dated as of March 4, 2013, by and between Scott E. Pickett, as Seller, and Goodman Networks Incorporated, as Purchaser.

12.1**	Statement of Computation of Ratios of Earnings to Fixed Charges.

16.1*	Letter from BKD, LLP, dated as of February 14, 2013.

16.2*	Letter from Ernst & Young LLP dated, as of February 14, 2013.

21.1**	Subsidiaries of Goodman Networks Incorporated.

23.1**	Consent of KPMG LLP.

23.2*	Consent of Haynes and Boone, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page on the registration statement filed on February 14, 2013).

25.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wells Fargo Bank, National Association with respect to the Indenture.

99.1*	Form of Letter of Transmittal.

99.2*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.3*	Form of Notice of Guaranteed Delivery.

*	Previously filed.
**	Filed herewith.
†	Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
#	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Goodman Networks Incorporated hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission.